
Atos Origin
WORLDWIDE IT PARTNER


05008032

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

March 31, 2005

Re: Atos Origin – File Number 082-04323

Ladies and Gentlemen:

Atos Origin, a corporation incorporated under and having its domicile in France and having its securities listed on the Euronext Paris Stock Exchange (the "Company"), hereby furnishes to you pursuant to Rule 12g3-2(b)(i) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") the enclosed information because we believe that our holders of record resident in the United States, determined in accordance with Rule 12g5-1 under the Exchange Act now exceed 300.

Attached hereto as Appendix A is a list identifying, since November 2, 2004, the following documentation in English:

(A) information made public pursuant to the laws of France,

(B) information filed with the Euronext Paris Stock Exchange, and

(C) information distributed to the Company's security holders

As required by Rule 12g3-2(b)(i), we have indicated when and by whom such information is required to be made public, filed with the stock exchange or distributed to security holders.

The Company hereby also provides the following information:

- The estimated number of holders of our common stock resident in the United States is in excess of 300.
- We are currently unable to estimate the percentage of outstanding common stock held by residents in the United States
- We believe that most securities held by United States Resident's were acquired as a result of open market purchases.
- We have not made a public distribution of securities in the United States.


Atos
Origin

As required by Rule 12g3-2(b), English versions of each press release and all other communications or materials distributed directly to shareholders are available under Appendix A (as documents have been made available both in French and in English upon release by the Company). Accordingly, we have not attached a second copy of the documents as Appendix B.

If you have any questions or comments, please call the undersigned at 33(0)1.55.91.23.18.

Very truly yours,

Bernard BOURIGEAUD
Chairman of the Board

Enclosures

Atos Origin

Appendix A

I. Information Made Public Pursuant to the Law of France.

Document	When Required to be Made Public
Information notice with regard of the acquisition by the Company of its own shares	Made public on March 24, 2005
2004 Annual Report	To be made public prior to the annual Shareholders meeting
Declaration of share transfer made by Board members	Made public on March 24, 2005

II. Information Filed with Euronext Paris Stock Exchange.

Document	When Required to be Filed
None	

III. Information Distributed to the Company's Security Holders.

Document	When Required to be Distributed
Press releases in English	General information requirement : whenever an important event is taking place

- Atos Origin to implement document and business process management systems in planning and urban design services for Birmingham City Council (September 27, 2004)
- Atos Origin demonstrates new mobile promotion and loyalty scheme solution at « Prepaid Mobile », Budapest 27-30 September 2004 (September 28, 2004)
- AFAQ ISO 9001 : 2000 Certification for the Atos Origin Multichannel Contact technical platform (September 29, 2004)
- Atos Origin introduces the integrated "Next Generation Desktop (NGDT)" concept to Germany (September 29, 2004)
- Atos Origin and CellGlide announce a value-added reseller agreement (October 7, 2004)
- Atos Origin designs and builds EDF's new control room simulator at Civaux nuclear power plan (October 11, 2004)
- Atos Origin signs global hosting partnership with SAP AG to provide advances hosting services for SAP solutions (October 14, 2004)



- Atos Origin partner of Remedy at the first edition of the Italian Remedy User Group event (October 18, 2004)
- Atos Origin strengthens its investment in electronic payment (October 18, 2004)
- Atos Origin is once again awarded SAP "Special Expertise Partnership" in Germany (October 20, 2004)
- Atos Origin sells its Australian operations to Fujitsu (October 21, 2004)
- CERTIAM-CNEDI chooses Atos Origin to provide J2EE support and auditing services (October 27, 2004)
- Atos Origin, a leading card and security technology enabler, to participate at "Cartes 2004" in France (October 28, 2004)
- Transport Direct wins Public Sector Project of the Year award : Atos Origin supports winner of Computing Awards for Excellence Winner (October 29, 2004)
- Atos Origin and Fidis announce partnership to launch factoring add-on (November 3, 2004)
- Purchasing Card : Four large French banks have chosen Atos Origin to overhaul their purchasing platform (November 3, 2004)
- Atos Origin and Sun Microsystems prove the highest performance of Worldline Pay Front Office Solution (November 8, 2004)
- Atos Origin processes the first mini Visa credit card on the German market (November 9, 2004)
- **Atos Origin third quarter revenues for 2004 : On track to achieve 2004 targets (November 10, 2004)**
- Atos Origin to help France's employee health insurance fund migrate documents to electronic media (November 16, 2004)
- Atos Origin banks on continuity : cooperation with B+S Card Service is consolidated – Customer extend contract (November 24, 2004)
- Atos Origin signs "On-Demand" Outsourcing Contract with Schenker (November 24, 2004)
- Atos Origin signs a Pan-European Outsourcing contract with Rhodia (November 24, 2004)
- E-Plus and Atos Origin sign IT outsourcing agreement (November 29, 2004)
- Construction lags behind other sectors in IT investment (December 2, 2004)
- Atos Origin ranked n° 1 French outsourcer by IDC (December 2, 2004)
- Atos Origin chosen by Dell in a Consortium to deliver global managed services to Philips (December 2, 2004)
- Atos Origin ramps up for Torino 2006 Olympic Winter Games (December 6, 2004)
- Atos Origin renews 3 year supplier contract with Lucent Technologies (December 7, 2004)
- Atos Origin optimizes Belgacom's invoice management process (December 9, 2004)


Atos
Origin

- Atos Origin supports Fortis Banque France in its move to Self-Service Banking (December 9, 2004)
- Kuwait Petroleum (Q8) selects Atos Origin for SAP roll-out in North-West Europe (December 13, 2004)
- Atos Consulting enters into strategic technology partnership with power steering (December 13, 2004)
- Atos Origin becomes first Dutch "Special Expertise Partner" for SAP NetWeaver (December 14, 2004)
- Atos Origin launches Next Generation Desktop in Nordic (December 16, 2004)
- Atos Origin sells PA-Konsult to Bluegarden (December 21, 2004)
- Atos Origin secured more than 3.3 million euros online donations on the Telethon website (December 21, 2004)
- A unique partnership to supply a technical EDM business process solution for production facilities (December 21, 2004)
- Atos Origin implements a Phone Debt Collection Solution at Rural Servicios Informaticos (December 27, 2004)
-
- Atos Origin supplies innovative solution for Digital Television Market (January 6, 2005)
- Visa-Austria strenghthens partnership with Atos Origin (January 10, 2005)
- Launch of Transport Direct adds to Atos Origin's.NET portfolio (January 10, 2005)
- New success in the chemical sector : Atos Origin signs an IT Outsourcing contract with PolymerLatex (January 11, 2005)
- Atos Origin and Accounting Plaza form partnership (January 11, 2005)
- Telefonica Moviles Spain selects Atos Origin and Surfkitchen to provide new advanced mobile services (January 12, 2005)
- Atos Origin builds new National Control System (SNC) for France's power transmission grid (January 13, 2005)
- Atos Origin gets energy boost with Energidataföreningen Contract (January 19, 2005)
- Atos Origin acquires Contrado Technologies from KPN (January 19, 2005)
- SAP moves to strengthen customer trust in security software and consulting services (January 24, 2005)
- Atos Origin delivers RFID-enabled warehouse management system to Metro Group Distribution Logistics (January 25, 2005)
- Atos Origin and PlusCard enter into strategic cooperation (January 31, 2005)
- Atos Origin records 1 million helpdesk "calls" in one year and expects double in 2005 (January 24, 2005)
- Atos Origin at Infosecurity Italia 2005 : a strategic offering for global security management (February 7, 2005)



- Atos Origin implements billing solution at T-Mobile Austria (February 8, 2005)
- Atos Origin ports its authorization solution on the Open System Service of Hewlett-Packard (February 8, 2005)
- Banco Sabadell entrusts Atos Origin with its activity providing IT services on its mainframe environment (February 9, 2005
- Atos Origin well on track one year before the Torino 2006 Olympic Winter Games (February 10, 2005)
- **Atos Origin : Preliminary fourth quarter revenues for 2004 (February 14, 2005)**
- Vodafone Spain turns to Atos Origin / Stratus for Next-Generation Intelligent Network Services (February 17, 2005)
- Atos Origin in charge of renewing Barclays bank automated teller machines (February 21, 2005)
- Atos Origin and SAP : excellence and innovation for a winning partnership (February 21, 2005)
- AtosEuronext and the Montreal Stock Exchange celebrate the first anniversary of the Boston Options Exchange (February 22, 2005)
- Atos Origin acts as partner of the General Treasury of the Kingdom of Morocco in implementing the @ujour payroll system (February 23, 2005)
- Institute of IT Training Awards – Training Manager of the Year goes to Marie-Pierre Gouaux, Atos Origin (February 24, 2005)
- United Biscuits chooses Atos Origin to integrate and implement business systems during the integration of Jacob's (March 1, 2005)
- DIFX to choose NSC, AtosEuronext's trading platform (February 21, 2005)
- Central Trains roll-out mobile information system developed by Atos Origin (March 3, 2005)
- Atos Origin at CeBIT 2005 (March 7, 2005)
- Lewisham Council chooses Atos Consulting for collaborative working project (March 9, 2005)
- Atos Origin delivers major cost savings at Vitens (March 10, 2005)
- EDF-Gaz de France"s Information Technology and Telecommunications Division outsources key office automation operations at Paris Branches to Atos Origin (March 10, 2005)
- Atos Origin wins Syntec Informatique / France Telecom innovation awards (March 11, 2005)
- Atos Origin selected as Renault's preferred applications management partner (March 11, 2005)
- The personal medical record formation of a consortium Santeos between Atos Origin, Uni-Medecine and HP France (March 14, 2005)
- Department for Work and Pensions renews BPO contract with Atos Origin (March 16, 2005)


Atos
Origin

- **Atos Origin full year results for 2004 (March 16, 2005)**
- Atos Origin extends its technology partnership contract with the International Olympic Committee for the Vancouver 2010 Olympic Winter Games and 2012 Olympic Games (March 16, 2005)
- Atos Origin takes over application development and support for Deutsche BP (March 17, 2005)
- Atos Origin implements its publishing content management system for Grupo Correo Gallego (March 21, 2005)
- Endesa agrees to sell its 85 % stake in Mundivia to Atos Origin (March 28, 2005)
- Atos Origin completes first round of live testing for the Torino 2006 Olympic Winter Games (March 29, 2005)
- Akzo Nobel Car Refinishes intends to outsource ICT infrastructure and support to Atos Origin (March 30, 2005)
- Atos Origin launches a new ERP packaged solution for Belgian SMEs in the chemical industry (March 31, 2005)


Atos
Origin

Appendix B

I. English Translations of Press Releases and other Distributions to Security Holders.

Not used.

II. Other translations.

Not used.

Atos Origin

Paris, on March 24, 2005

DECLARATION OF SHARE TRANSFER
MADE BY BOARD MEMBERS OF ATOS ORIGIN

Atos Origin
A French company with a Management Board and a Supervisory Board
Headquarters : 18 avenue d'Alsace – Paris La Défense – 92400 Courbevoie (France)
Registered in Nanterre under number 323 623 603
With a new share capital of 66,938,254 Euros

Name / Title of the officer	**Bernard Bourigeaud** / Chairman of the Management Board
Description of the security	Shares
Nature of the transaction	Purchase of 20.000 shares within the framework of the exercise of stock options (plan dated March 7, 1997)
Date and place of transaction	Subscription as of March 7,2005 - Euronext Paris
Price per unit	52,75 euros
Amount of transaction	1,055,000 euros (i.e. price per unit multiplied by number of shares)

Name / Title of the officer	**Eric Guilhou** / Member of the Management Board
Description of the security	Shares
Nature of the transaction	Purchase of 10.000 shares within the framework of the exercise of stock options (plan dated March 7, 1997)
Date and place of transaction	Subscription as of March 7, 2005 – Euronext Paris
Price per unit	52,5 euros
Amount of transaction	527,00 euros

ATOS ORIGIN

société anonyme à directoire et conseil de surveillance au capital de 66.938.254 euros
siège social 18 avenue d'Alsace - 92926 Paris La Défense
323 623 603 RCS Nanterre

Note d'information relative au programme de rachat d'actions établi à la suite du Directoire du 15 mars 2005 et autorisé par l'Assemblée Générale Mixte des actionnaires du 4 juin 2004

AMF

En application de l'article L 621-8 du Code Monétaire et Financier, l'Autorité des Marchés Financiers a apposé le visa n° 05-180 en date du 24 mars 2005 sur la présente note d'information, conformément aux dispositions des articles 241-1 à 241-7 du règlement général de l'Autorité des Marchés Financiers. Ce document a été établi par l'émetteur et engage la responsabilité de son signataire. Le visa n'implique pas approbation du programme de rachat d'actions ni authentification des éléments comptables et financiers présentés.

La présente note d'information a pour objet de décrire les objectifs et les modalités du programme de rachat par la société Atos Origin de ses propres actions autorisé par l'assemblée générale mixte qui s'est tenue le 4 juin 2004 et mis en œuvre par une décision du Directoire du 15 mars 2005, ainsi que les incidences estimées de ce programme sur la situation des actionnaires.

Synthèse des principales caractéristiques du programme de rachat d'actions

- Visa AMF : n° 05-180 en date du 24 mars 2005
- Emetteur : Atos Origin, société cotée sur le marché Eurolist d'Euronext Paris, Compartiment A, Code ISIN FR0000051732, Euroclear 5173
- Programme de rachat
    a. titres concernés : actions Atos Origin
    b. pourcentage de rachat maximum de capital autorisé par l'assemblée générale mixte du 4 juin 2004 : 10% du capital soit 6.691.682 actions à la date de l'assemblée générale. Compte tenu du pourcentage de capital auto-détenu (1.293 actions), le nombre d'actions pouvant être racheté est de 6.690.389 actions, soit 9,99% du capital social actuel.
    c. prix d'achat unitaire maximum : 70 euros
- Objectifs par ordre de priorité décroissant
    a. l'attribution d'actions aux salariés et aux mandataires sociaux de la société ou de son Groupe, dans les conditions et selon les modalités prévues par la loi, notamment dans le cadre de la participation aux fruits de l'expansion de l'entreprise, pour le service des options d'achats d'actions, au titre d'un plan d'épargne d'entreprise, ou pour l'attribution gratuite d'actions aux salariés en application des dispositions des articles L 225-197-1 et suivants du Code de Commerce.

    b. l'annulation éventuelle des actions rachetées, autorisée par la dix-huitième résolution à caractère extraordinaire de l'Assemblée Générale mixte du 4 juin 2004
    c. l'achat d'actions par Atos Origin pour conservation et remise ultérieure à l'échange ou en paiement dans le cadre d'opérations éventuelles de croissance externe.
    d. la remise de titres à l'occasion de l'exercice de droits attachés à des titres de créances convertibles en actions dans le cadre de la réglementation boursière
    e. l'animation du marché secondaire ou la liquidité de l'action Atos Origin par un Prestataire de Service d'Investissement au travers d'un contrat de liquidité conforme à la charte de déontologie reconnue par l'AMF.

Il n'existe pas de contrat de liquidité à la date de la présente note d'information. Néanmoins, la société s'engage, le cas échéant, à conclure un contrat de liquidité dans le cadre de la mise en œuvre de l'objectif d'animation du marché du présent programme et à en informer le marché par tout moyen conformément à la réglementation en vigueur.

- Durée du programme : 18 mois à compter de l'Assemblée Générale du 4 juin 2004, soit jusqu'au 3 décembre 2005 inclus

1. PRESENTATION DE LA SOCIETE

L'action Atos Origin est cotée sur le marché Eurolist d'Euronext Paris, Compartiment A, sous les codes ISIN FR0000051732 et Euroclear 5173.

Atos Origin est l'un des principaux acteurs internationaux dans les services informatiques. Sa mission est de traduire la vision stratégique de ses clients en résultats par une meilleure utilisation de solutions de conseil, intégration de systèmes et infogérance. Implanté dans 40 pays à travers le monde, Atos Origin réalise un chiffre d'affaires annuel de plus de 5 milliards d'euros avec un effectif de plus de 46 000 personnes. Atos Origin est le partenaire informatique mondial des Jeux Olympiques et le Groupe compte parmi ses clients de grands comptes internationaux dans tous les secteurs d'activité. Atos Origin exerce ses activités sous les noms d'Atos Origin, Atos Euronext, Atos Worldline, Atos Consulting.

Atos Origin offre un éventail complet de services de "conception, intégration et exploitation" qui s'articulent autour de trois grandes lignes de services. Plus de 60 % du chiffre d'affaires généré par le Groupe est récurrent, provenant de contrats pluriannuels d'infogérance ou de maintenance des applications.



> Conseil – Un levier-clé de transformation pour l'entreprise
En s'appuyant sur l'expérience de ses consultants fonctionnels ou métiers, la branche Conseil d'Atos Origin est en mesure d'apporter des solutions de transformation d'entreprise avec des résultats extrêmement probants. Le Groupe accompagne l'entreprise à chaque étape du processus de changement, depuis sa planification stratégique jusqu'à sa mise en oeuvre et son exploitation.

> Intégration des systèmes– La simplicité derrière la complexité
L'Intégration de Systèmes ne se limite pas à la simple intégration de solutions nouvelles, mais consiste à tirer le meilleur parti des applications propriétaires afin d'optimiser le retour sur investissement des systèmes informatiques existants. Atos Origin bénéficie d'une expérience unique qui lui permet de conjuguer applications commerciales et techniques afin de fournir de nouvelles capacités à partir de systèmes d'entreprise complexes.

> Infogérance – Des options stratégiques pour limiter les coûts et les risques
Fort de son succès, la ligne de service Infogérance du Groupe assure la gestion totale des infrastructures informatiques de ses clients, incluant des centres de traitement, serveurs, systèmes de réseaux communication et des postes de travail. Atos Origin fournit également des services de Business Process Outsourcing (BPO) à haute technologie, ainsi que des services de traitement spécialisé dans le monde entier. Le Groupe est un acteur majeur dans les services paiements et de traitement de cartes, les services de gestion de la relation client (CRM), et des services de contact multi-canal (services Internet et vocaux) en Europe par l'intermédiaire d'Atos Worldline.

Atos Origin répartition du chiffre d'affaires mondial 2004


Conseil
Infogérance
52%
Dont
récurren

Taille du marché européen en 2004 Profil selon Gartner


Conseil
Infogérance
47%

2. FINALITES DU PROGRAMME DE RACHAT

Atos Origin (ci-après dénommée "Atos Origin" ou "l'Emetteur" ou la "Société") souhaite disposer de la possibilité de mettre en oeuvre un programme de rachat de ses propres actions. les objectifs seraient par ordre de priorité décroissant :

a. l'attribution d'actions aux salariés et aux mandataires sociaux de la société ou de son Groupe, dans les conditions et selon les modalités prévues par la loi, notamment dans le cadre de la participation aux fruits de l'expansion de l'entreprise, pour le service des options d'achats d'actions, au titre d'un plan d'épargne d'entreprise, ou pour l'attribution gratuite d'actions aux salariés en

application des dispositions des articles L 225-197-1 et suivants du Code de Commerce.
b. l'annulation éventuelle des actions rachetées, autorisée par la dix-huitième résolution à caractère extraordinaire de l'Assemblée Générale mixte du 4 juin 2004
c. l'achat d'actions par Atos Origin pour conservation et remise ultérieure à l'échange ou en paiement dans le cadre d'opérations éventuelles de croissance externe.
d. la remise de titres à l'occasion de l'exercice de droits attachés à des titres de créances convertibles en actions dans le cadre de la réglementation boursière
e. l'animation du marché secondaire ou la liquidité de l'action Atos Origin par un Prestataire de Service d'Investissement au travers d'un contrat de liquidité conforme à la charte de déontologie reconnue par l'AMF.

La réalisation de ces différents objectifs devra se faire dans le respect de la réglementation en vigueur, notamment des dispositions du Réglement Européen n° 2273/2003 du 22 décembre 2003 et tiendra compte des précisions apportées par l'AMF concernant les deux pratiques de marché complémentaires concernant le contrat de liquidité conclu avec un prestataire de service d'investissement et l'achat pour conservation et remise ultérieure à l'échange ou en paiement dans le cadre d'opérations éventuelles de croissance externe.

3. BILAN DU PRECEDENT PROGRAMME DE RACHAT D'ACTIONS

Au titre de l'autorisation de réaliser un programme de rachat d'actions, conférée par l'Assemblée Générale du 27 mai 2003, qui portait sur 10% du capital soit 4.405.567 actions ; aucune action n'a été rachetée par la Société durant la période 27 mai 2003 jusqu'à ce jour.

La société n'a pas utilisé de produits dérivés dans le cadre de son précédent programme de rachat.

A la clôture de l'exercice le 31/12/03, la société détenait 301.293 de ses propres actions. Le 29 janvier 2004, la société a remis 300.000 actions à Schlumberger dans le cadre de l'opération de croissance externe d'acquisition de l'activité SchlumbergerSema. A la date de la présente note d'information, la société détient 1.293 de ses propres actions. Ces actions sont affectées à l'objectif d'attribution d'actions aux salariés et aux mandataires sociaux de la société ou de son Groupe, dans les conditions et selon les modalités prévues par la loi, notamment dans le cadre de la participation aux fruits de l'expansion de l'entreprise, pour le service des options d'achats d'actions, au titre d'un plan d'épargne d'entreprise, ou pour l'attribution gratuite d'actions aux salariés en application des dispositions des articles L 225-197-1 et suivants du Code de Commerce.

Pourcentage de capital auto-détenu de manière directe:	0,0003%
Nombre d'actions annulées au cours des 24 derniers mois :	0
Nombre de titres détenus en portefeuille	1.293
Valeur comptable du portefeuille	45.177 euros
Valeur de marché du portefeuille (sur la base du cours de clôture du 17 mars 2005 s'élevant à 52,20 euros)	67.495 euros

4. CADRE JURIDIQUE

Ce programme qui s'inscrit dans le cadre de l'article L 225-209 du Code de Commerce a été approuvé par l'assemblée générale mixte des actionnaires par le vote de la quatrième résolution du 4 juin 2004, ainsi que par le vote de la 18ème résolution du 24 février 2000, dont les textes sont reproduits ci-après :

Quatrième résolution

Renouvellement de l'autorisation d'achat par la Société de ses propres actions

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, connaissance prise du rapport du Directoire, autorise le Directoire, conformément aux dispositions des articles L 225-209 et suivants du Code de Commerce, à acheter les propres actions de la Société.

Ces rachats pourront porter sur un montant maximum de 10 % du capital social arrêté à la date de l'Assemblée, soit 6.691.682 actions.

La présente autorisation a pour finalité de permettre à la Société d'utiliser les possibilités d'intervention sur actions propres pour :

- procéder à la régularisation du cours de son action,
- céder ses actions aux salariés et dirigeants de la Société et de son Groupe, dans les conditions et selon les modalités prévues par la loi,
- remettre ses actions dans le cadre d'opérations financières ou de croissance externe,
- optimiser la gestion de sa trésorerie et de ses fonds propres.

L'Assemblée Générale autorise également le Directoire à procéder à l'annulation de tout ou partie des actions ainsi acquises par la Société.

Cette faculté d'annulation est donnée au Directoire sous réserve de l'approbation d'une Assemblée Générale Extraordinaire.

Les acquisitions d'actions, cessions ou transferts pourront être effectués par tous moyens, notamment par l'utilisation de produits dérivés.

L'Assemblée Générale fixe le montant maximal des achats à 534.957.040 euros et le prix maximal d'achat par action à 80 euros.

Si tout ou partie des actions acquises dans ces conditions étaient utilisées pour consentir des options d'achat d'actions en application de l'article L 225-179 du Code de Commerce, le prix de vente serait alors déterminé conformément aux dispositions légales applicables aux options d'achat.

L'Assemblée donne tous pouvoirs au Directoire pour procéder aux ajustements des prix unitaires ci-dessus en proportion de la variation du nombre des actions ou de leur valeur résultant d'éventuelles opérations financières de la Société.

La présente autorisation est donnée pour une durée maximum de dix-huit mois à compter de l'adoption de la résolution. Elle annule et remplace celle précédemment accordée à la 4ème résolution de l'Assemblée Générale du 27 mai 2003.

Le Directoire donnera aux actionnaires dans son rapport à l'Assemblée Générale annuelle les informations relatives aux achats d'actions et cessions ainsi réalisés.

Dix-Huitième Résolution

Sous réserve de l'approbation de la résolution qui précède, l'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Extraordinaires, autorise le Directoire, conformément aux dispositions des articles 217-2 et suivants modifiés de la loi du 24 juillet 1966 et sous réserve de l'accord préalable du Conseil de Surveillance, à annuler tout ou partie des actions de la société acquises au titre des autorisations conférées au Directoire, dans la limite de 10% du capital de la société par périodes de 24 mois et à réduire corrélativement le capital social en imputant la différence entre la valeur d'achat des titres annulés et leur valeur nominale sur les primes et réserves disponibles, ainsi qu'à modifier en conséquence les statuts.

La présente autorisation est donnée pour une durée de cinq ans qui expirera à l'issue de l'Assemblée qui statuera sur les comptes de l'exercice clos le 30 septembre 2004 (porté au 31 décembre 2004 depuis l'Assemblée Générale de septembre 2000 ayant modifiée la date de clôture du 30 septembre au 31 décembre). Elle annule et remplace celle précédemment accordée à la 5ème résolution de l'Assemblée Générale du 25 février 1999.

Dans sa délibération du 15 mars 2005, le directoire de la société après en avoir délibéré a décidé d'autoriser le Président du Directoire à mettre en oeuvre la 4ème résolution du 4 juin 2004 en appliquant le programme de rachat d'actions selon les modalités qu'il jugera les plus favorables aux intérêts de la société dans la limite des conditions décidées par l'Assemblée Générale.

Le texte de la résolution du Directoire est reproduit ci-après en extrait:

« Il est rappelé que l'Assemblée Générale du 4 juin 2004 dans sa 4ème résolution a autorisé le Directoire conformément aux dispositions des articles L 225-209 et suivants du Code de Commerce à acheter les actions de la société pour un montant maximum de 6.691.682 actions, dans le cadre des objectifs définis par l'assemblée.

(...)

Après en avoir délibéré, le Directoire décide d'autoriser le Président du Directoire à mettre en œuvre la 4ème résolution de l'Assemblée Générale du 4 juin 2004 en appliquant le programme de rachat d'actions, selon les modalités qu'il jugera les plus favorables aux intérêts de la société dans la limite des conditions décidées par l'Assemblée Générale. »

5. MODALITES

a. Part maximale du capital susceptible d'être acquise et montant maximal payable par la société

La part maximale du capital que la société se propose d'acquérir est de 10% des actions composant le capital social soit 6.691.682 actions. Compte tenu du nombre d'actions déjà détenues par la société (soit 1.293 actions), le nombre d'actions restant à acquérir est de 6.690.389 actions, soit 9,99% du capital. En conséquence, le montant maximal de l'investissement, dans l'hypothèse d'achat des 6.690.389 titres au prix de 70 euros défini dans la présente note, s'élèverait à 468.327.230 euros. La société s'engage à ne pas dépasser à tout moment directement ou indirectement la limite de détention de 10% du capital, conformément à l'article L 225-210 du Code de Commerce.

Le montant des réserves libres dans les comptes sociaux (en ce compris prime d'émission et d'apport) au 31 décembre 2004 s'élevait à 1.472,4 millions d'euros. En application de l'article L 225-210 du Code de Commerce, le montant du présent programme de rachat ne pourra pas être supérieur à ce montant.

b. Modalités de rachat

Les actions pourront être rachetées par intervention sur le marché ou hors marché, par achat de blocs de titres ou utilisation d'instruments financiers dérivés, ou de bons ou par la mise en place de stratégies optionnelles. La part du programme réalisé par voie d'utilisation de blocs de titres pourrait atteindre l'intégralité du programme de rachat d'actions. Concernant l'utilisation de produits dérivés, il est précisé que :

- cette utilisation de produits dérivés n'augmentera pas de manière significative la volatilité du titre.
- aucun produit dérivé ne sera utilisé dans le cadre de la mise en œuvre de l'objectif d'animation du marché au travers du contrat de liquidité.
- aucune vente d'options de vente ne sera utilisée dans le cadre du programme de rachat d'actions.

c. Durée et calendrier du programme

Le programme de rachat est prévu pour une durée de 18 mois à compter de la date de l'Assemblée Générale Mixte des actionnaires du 4 juin 2004, soit jusqu'au 3 décembre 2005 inclus. Conformément à l'article L 225-209 du Code de Commerce, la société pourra procéder à l'annulation des actions achetées dans la limite de 10% du capital par période de 24 mois.

d. Financement du programme de rachat

Les rachats d'action seront financés par les ressources propres de la société ou par voie d'endettement pour les besoins additionnels qui excèderaient son autofinancement, si l'intégralité du programme de rachat était mis en oeuvre.

A titre indicatif, l'endettement net consolidé de la société au 31 décembre 2004 s'élevait à 491,0 millions d'euros pour une trésorerie consolidée de 466,1 millions d'euros, et les capitaux propres consolidés totaux s'élèvent à 1.518,5 millions d'euros

6. ELEMENTS PERMETTANT D'APPRECIER L'INCIDENCE DU PROGRAMME SUR LA SITUATION FINANCIERE DE LA SOCIETE

Le calcul de l'incidence théorique de la mise en oeuvre du programme de rachat d'actions sur les comptes consolidés de la société au 31 décembre 2004 a été réalisé sur la base des hypothèses suivantes:

- Rachat de 1% des actions (658.219 actions soit le nombre moyen pondéré d'actions pour l'exercice 2004)
- Prix unitaire de rachat : 52,71 euros, cours de bourse moyen du mois de février 2005, soit un montant global de 34,7 millions d'euros
- Coût de financement du programme : 4,5% avant impôt. Si la trésorerie disponible n'est pas suffisante, le programme sera réalisé par endettement.
- Taux d'imposition effectif moyen de la période : 31,0%
- Calculs réalisés en année pleine sur la base des comptes consolidés 2004

	Comptes Consolidés au 31/12/2004	Rachat de 1% du Capital et Annulation des Actions	Pro-Forma après le Rachat de 1% du Capital et l'Annulation des Actions	Effet du Rachat et Annulation de 1% Exprimé en Pourcentage
Capitaux Propres part du Groupe (€m)	1 465,8	(35,8)	1 430,0	(2,4%)
Capitaux Propres de l'ensemble consolidé(€m)	1 518,5	(35,8)	1 482,7	(2,4%)
Endettement Financier Net (€m)	491,0	35,8	526,8	7,3%
Résultat Net part du Groupe (€m)	10,5	(1,1)	9,4	(10,3%)
Nombre Moyen Pondéré d'Actions en circulation	65 821 887	(658 219)	65 163 668	(1,0%)
Résultat Net par Action (€)	0,160	(0,015)	0,145	(9,4%)
Nombre Moyen Pondéré d'Actions en circulation, ajusté de l'effet des instruments dilutifs	67 473 784	(658 219)	66 815 565	(1,0%)
Résultat Net Dilué par Action (€)	0,170	(0,014)	0,156	(8,5%)

L'objectif de l'opération, en cas d'annulation éventuelle d'actions, ne sera pas d'améliorer le résultat net par action.

7. REGIMES FISCAUX DES RACHATS

a. Pour le Cessionnaire

Le rachat par la société de ses propres titres en vue de leur annulation, dans le cadre d'un plan de rachat d'actions réalisé conformément à l'article L 225-209 du Code de Commerce, n'aura

généralement pas d'incidence sur son résultat imposable. La revalorisation des titres constatée, le cas échéant, entre la date du rachat et celle de leur annulation ne génèrera pas de plus-value du point de vue fiscal.

Le rachat par la société de ses propres titres sans annulation ultérieure aurait une incidence sur son résultat imposable dans la mesure où les titres seraient ensuite cédés ou transférés à un prix différent du prix de rachat.

b. Pour le cédant

Si le cédant est résident fiscal français

Les plus-values réalisées par les entreprises et les personnes physiques détenant leurs actions dans le cadre de la gestion de leur activité seront soumises au régime des plus-values professionnelles prévu par l'article 39 duodecies du Code Général des Impôts. Elles seront imposées, soit au taux de droit commun de 33,1/3% augmenté des contributions additionnelles de 1,5% et 3,3% (pour l'année 2005), soit, sous certaines conditions, au taux réduit de 15% augmenté des contributions additionnelles de 1,5% et 3,3% (pour l'année 2005).

Les plus-values réalisées par les personnes physiques détenant leurs actions dans le cadre de la gestion de leur patrimoine privé seront soumises au régime des plus-values de cession de valeurs mobilières ou de droits sociaux prévu par l'article 150-0 A du Code Général des Impôts si le montant global des cessions réalisées par l'ensemble des membres du foyer fiscal excède 15.000 euros au cours de l'année 2005. Le taux d'imposition applicable s'élève à 16% augmenté de la Contribution Sociale Généralisée de 8,2%, du prélèvement social de 2% et de sa contribution additionnelle de 0,3%, de la Contribution au Remboursement de la Dette Sociale, de 0,5% portant le taux effectif d'imposition à 27%.

Si le cédant n'est pas résident fiscal français

En règle générale, les plus-values réalisées à l'occasion de la cession de leurs actions par les personnes qui ne sont pas fiscalement domiciliées en France au sens de l'article 4B du Code Général des Impôts ou dont le siège est situé hors de France et qui n'ont à aucun moment détenu, directement ou indirectement, seules ou avec leur conjoint, leurs ascendants et descendants, plus de 25% des droits dans les bénéfices sociaux de la société à un moment quelconque au cours des cinq dernières années qui précèdent la cession, ne sont pas soumises à l'impôt en France (article 244 bis C du Code Général des Impôts).

L'attention des investisseurs est appelée sur le fait que ces informations ne constituent qu'un résumé du régime fiscal applicable et que leur situation particulière doit être étudiée avec leur conseiller fiscal habituel.

8. INTENTION DE LA PERSONNE CONTROLANT L'EMETTEUR

Aucune personne ne contrôle, seule ou de concert, la Société.

9. REPARTITION DU CAPITAL DE L'EMETTEUR

Au 15/03/05

	Nombre de titres	Pourcentage du capital
Philips	10.321.043	15,4%
Public	56.615.918	84,6%
Autodétention	1.293	0,0003%
Total	**66.938.254**	**100%**

A la connaissance de la société, il n'existe aucun autre actionnaire détenant directement ou indirectement plus de 5% du capital.

Il n'existe pas de pacte d'actionnaires.

Depuis le 1/1/2005, 1.156.900 options de souscription d'actions ont été attribuées. Le nombre total d'options de souscription d'action et de bons de souscription d'action attribuées non exercées est de 6.807.831 qui donneraient lieu à la création du même nombre d'actions. Les actions achetées au titre de la présente note (soit 6.690.389 actions) représentent 9,99% du capital actuel de la société. Dans l'hypothèse où les 6.807.831 options et bons de souscription d'action étaient exercés, le capital se trouverait porté à 73.746.085 actions et les actions achetées au titre de la présente note (soit 6.690.389 actions) représenteraient 9,07% du capital de la société.

Il n'existe pas d'autres titres donnant accès au capital.

10. EVENEMENTS RECENTS

Atos Origin a publié le 16 mars 2005, après réunion de son Conseil de Surveillance, ses comptes annuels consolidés 2004, audités par les commissaires aux comptes. Le communiqué de presse concernant les comptes annuels consolidés 2004 a également été publié le 16 mars 2005 et repris ci-après :

PARIS – Le 16 mars 2005 – Atos Origin, l'une des premières sociétés de services informatiques internationales, a annoncé ce jour ses résultats audités pour l'exercice clos le 31 décembre 2004. Il s'agit des premiers résultats annuels publiés depuis l'acquisition du Groupe Sema auprès de Schlumberger le 1er janvier 2004.

Le chiffre d'affaires du Groupe s'inscrit légèrement au-dessus des prévisions à 5 302 millions d'euros, soit une hausse de 75% par rapport à l'exercice 2003, avant l'acquisition du Groupe Sema. Cela représente une croissance organique légèrement inférieure à 1% par rapport au chiffre d'affaires pro forma du Groupe combiné pour la même période en 2003, à périmètre et taux de change constants. Le résultat d'exploitation s'élève à 385 millions d'euros, générant une marge d'exploitation de 7,3% (2003 – 5,9% sur une base pro forma). Le résultat net avant amortissement des écarts d'acquisition et éléments exceptionnels (net d'impôt) atteint 231 millions d'euros, représentant un bénéfice net dilué par action de 3,43 euros, comparé à 3,24 en 2003, soit une relution de 6%. L'endettement net a fortement baissé de 698 millions

d'euros, immédiatement après l'acquisition du Groupe Sema, à 491 millions d'euros au 31 décembre 2004.

En millions d'euros	**2004**	**2003**	**Variation**
Chiffre d'affaires	5 302	3 035	+75%
Résultat d'exploitation	385	248	+55%
% de rentabilité	7,3%	8,2%	
Résultat net avant amortissement des écarts d'acquisition et éléments exceptionnels (c)	231	153	+51%
Résultat net – Part du Groupe	11	-169	
BNPA (a)	0,16	-3,72	
BNPA dilué avant amortissement des écarts d'acquisition et éléments exceptionnels (b) (c)	3,43	3,24	+6%
Endettement net sur capitaux propres	32%	46%	
Effectifs au 31 décembre	46 584	26 473	

(a) En euros, basé sur le nombre moyen d'actions
(b) En euros, basé sur le nombre moyen dilué d'actions
(c) Net d'impôt

Extrait du Message du Président du Rapport Annuel 2004

Introduction
Dans le courant du second semestre 2004, le marché des services informatiques a clairement renoué avec la croissance. Tout particulièrement en Europe, nous avons pu l'observer dans le développement de notre carnet de commandes et dans les projets et les attentes de nos clients. Au cours des troisième et quatrième trimestres, le groupe a connu un retour à la croissance organique pour la première fois depuis trois ans et cela est encourageant pour nos employés et nos actionnaires.

L'intégration du Groupe Sema
En 2004, nous avons mis en oeuvre nos plans pour gérer le nouveau périmètre du Groupe. Nous avons élaboré une nouvelle stratégie commerciale centrée sur 100 grands comptes clients, auprès desquels nous réalisons plus de 65% de notre chiffre d'affaires et avec lesquels, je crois, il existe un potentiel de développement d'activité pour le futur. Nous avons recentré nos lignes de services, lançant nos activités de conseil au niveau mondial sous le nom d'Atos Consulting et rassemblant les activités de traitement de cartes et Internet dans une même entité - Atos Worldline - qui a un fort potentiel de croissance dans l'avenir. En interne, nous avons créé deux organisations – « Conseil Global et Intégration de Systèmes Globale » et « Infogérance Globale» – afin de mieux contrôler et coordonner nos lignes de services et pouvoir nous concentrer sur le développement futur de nos offres de services. Dans chacune de nos lignes de services – Conseil, Intégration de Systèmes et Infogérance – nous avons mené une étude approfondie de nos offres commerciales et nous comptons orienter nos

activités vers des solutions spécifiques et à forte valeur ajoutée plutôt que vers des solutions de base et peu différentiantes.

Le succès de la ré-orientation de notre stratégie commerciale a commencé à produire des résultats dans la deuxième moitié de 2004, au cours de laquelle nous avons signé d'importants contrats, dont le contrat d'infogérance le plus important que le Groupe ait jamais signé, à savoir la reprise d'une part substantielle de l'infrastructure informatique de KarstadtQuelle. Ce contrat représentera une valeur d'au moins 1,2 milliard d'euros sur les 8 années à venir, et probablement plus. D'autres contrats significatifs ont été signés avec Rhodia, Schenker, le UK Immigration Service, LCH-Clearnet et Renault la semaine dernière. Nous avons également assuré avec succès le fonctionnement des systèmes informatiques mis en œuvre pour les Jeux Olympiques d'Athènes et nous travaillons aujourd'hui sur la préparation pour les Jeux d'Hiver de Turin et les Jeux Olympiques de Pékin en 2008.

L'intégration du Groupe Sema est réalisée. Nous devons encore finaliser quelques cessions et consolider des centres de traitement, mais les décisions ont déjà été prises et sont dans les mains du management opérationnel.

Performance 2004
Les objectifs financiers que nous avions communiqués au marché en début d'année se sont avérés particulièrement exacts. Le chiffre d'affaires du Groupe s'est élevé à 5 302 millions d'euros, en légère hausse par rapport à l'année précédente, à périmètre et taux de change constants. Le résultat d'exploitation a atteint 385 millions d'euros, représentant une marge d'exploitation de 7,3% comparée à 5,9% en 2003 pour le Groupe combiné en base pro forma. Ces résultats sont en ligne avec notre objectif déclaré d'atteindre une marge supérieure à 7% et ils sont largement dus à l'importante réorganisation l'année dernière des activités combinées, laquelle continuera de produire une amélioration de la rentabilité en 2005. Ceci va permettre au Groupe de tirer pleinement profit du nouveau cycle du marché.

Sur le plan de la trésorerie, l'endettement net a baissé de 698 millions d'euros, juste après l'acquisition du Groupe Sema, à 491 millions d'euros au 31 décembre 2004. Cette amélioration s'est opérée en dépit de 157 millions d'euros de paiements liés au plan de réorganisation par le bénéfice d'environ 260 millions de trésorerie générée par les opérations courantes.

Suite à l'acquisition du Groupe Sema, nous avons annoncé notre intention de céder des activités à faible marge et/ou non stratégiques à hauteur de 500 millions d'euros de chiffre d'affaires. Au cours de l'année 2004, nous avons cédé 5 activités dont le chiffre d'affaires était d'environ 200 millions d'euros, ce pour un prix de cession global de 167 millions d'euros. Cela inclut l'opération Cellnet aux Etats Unis qui générait un chiffre d'affaires annuel d'environ 150 millions d'euros. D'autres opérations vont suivre et nous avons déjà complété la cession de la société PA-Konsult en Suède en début d'année.

Sur la base d'un nombre moyen pondéré dilué de 67 473 784 actions sur la période, le bénéfice net par action dilué avant amortissement des écarts d'acquisition et éléments exceptionnels, net d'impôt, s'élève à 3,43 euros. Cela représente une relution de 6% par rapport à 2003 sur une base statutaire et c'est en ligne avec l'engagement que nous avions pris lors de l'assemblée Générale qui s'est tenue le 22 janvier 2004.

Perspectives 2005
En 2005, le Groupe mettra tout en oeuvre pour développer une croissance organique, comme nous l'avons déjà fait en 2004, tout en nous assurant que nous réaliserons correctement les grands contrats et fournirons à nos clients des services de haute qualité. Nous devrons également finaliser notre programme de cessions d'actifs que nous avons entrepris l'an dernier.

La reprise du secteur, l'apport continu de nouveaux contrats depuis le début du second semestre 2004 et l'augmentation du nombre de nouvelles opportunités dans le carnet de commandes permettent au Groupe d'espérer réaliser une croissance organique d'au moins 5% en 2005 à périmètre et taux de change constant. En termes de rentabilité, le plan d'actions entrepris en 2004 continuera à favoriser l'amélioration de la marge du Groupe et nous prévoyons d'atteindre une marge opérationnelle comprise entre 7,5 et 8,0% pour l'année 2005.

Du fait de l'amélioration du niveau de rentabilité et de la réduction des dépenses liées au plan de réorganisation, le Groupe prévoit de baisser l'endettement net à 350 millions d'euros à fin 2005, sans prise en compte de nouvelles cessions d'actifs.

Jeux Olympiques

Le succès complet des systèmes informatiques mis en oeuvre pour les Jeux Olympiques d'Athènes en 2004 et notre contrat couvrant les Jeux d'hiver de Turin en 2006 et les Jeux Olympiques de Pékin en 2008 apportent une puissante démonstration de la marque et de la visibilité internationale d'Atos Origin. Nous avons invité de nombreux clients à Athènes l'an dernier afin de leur montrer comment Atos Origin gère un projet d'une telle envergure en termes de taille et de criticité tout en assurant la sécurité. Cela s'est déjà concrétisé par plus de commandes pour le Groupe. Avant tout, cela a généré, parmi les 3 000 membres du Groupe directement impliqués dans les Jeux, une très grande détermination et beaucoup de satisfaction; ce projet a aussi suscité une forte motivation et un sentiment de fierté à travers le Groupe. L'esprit des Jeux Olympiques nous inspire : nous sommes ravis d'avoir établi une relation à long terme avec le mouvement Olympique.

Le rapport annuel 2004 ainsi que le communiqué de presse reprenant les résultats 2004 sont disponibles au public sur le site Internet de la Société : www.atosorigin.com/corporate.

11. PERSONNE ASSUMANT LA RESPONSABILITE DE LA NOTE D'INFORMATION

A notre connaissance, les données de la présente note d'information sont conformes à la réalité. Elles comprennent toutes les informations nécessaires aux investisseurs pour fonder leur jugement sur le programme de rachat d'actions d'Atos Origin. Elles ne comportent pas d'omission de nature à en altérer la portée.

Le Président du Directoire
Bernard Bourigeaud

ANNEXE – Comptes de la société au 31.12.2004
(Extrait du Rapport Annuel)
CHAPITRE 14

14 RESULTATS FINANCIERS

Comptes consolidés

Rapport des Commissaires aux Comptes sur les comptes consolidés

Mesdames, Messieurs,

En exécution de la mission qui nous a été confiée par votre Assemblée Générale, nous avons procédé au contrôle des *comptes consolidés* de la société Atos Origin SA relatifs à l'exercice clos le 31 décembre 2004, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par le Directoire. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Opinion sur les comptes consolidés

Nous avons effectué notre audit selon les normes professionnelles applicables en France; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne *comportent* pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Les informations pro forma présentées à titre comparatif dans les notes 14.1.6 et 14.1.12.1 (a) de l'annexe pour la période du 1er janvier au 31 décembre 2003 sont issues de la combinaison des comptes consolidés résumés d'Atos Origin au 31 décembre 2003 arrêtés par le Directoire selon les principes comptables français et des « états financiers pro forma combinés » au 31 décembre 2003 du groupe Sema préparés selon les principes comptables généralement admis aux Etats Unis d'Amérique.

Nous n'avons pas pu effectuer une revue des dossiers des *auditeurs des sociétés* Sema incluses dans le périmètre du groupe Sema et composantes des « états financiers pro forma combinés » au 31 décembre 2003. Cependant nous n'avons pas relevé d'éléments de nature à remettre en cause le caractère raisonnable et la traduction chiffrée des conventions retenues en matière d'ajustements d'ouverture et de combinaison des comptes Atos Origin et des « états financiers pro forma combinés » non audités du groupe Sema.

Sous cette réserve, qui concerne exclusivement l'information **pro forma** portant sur les comptes 2003, nous certifions que les comptes consolidés sont, au regard des règles et *principes comptables français, réguliers et* sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur le changement de méthode exposé dans la note 14.1.9 de l'annexe concernant l'option prise par le groupe d'appliquer la recommandation du CNC N° 2003 R-01 du 1e avril 2003 relative aux règles de comptabilisation et d'évaluation des engagements de retraites et avantages similaires.

Justification des appréciations

En application des dispositions de l'article L.225-235 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance, outre celle ayant donné lieu à la réserve ci-dessus, les éléments suivants :

- Comme décrit dans la note 14.1.12.2 (j) de l'annexe, la société a finalisé, en date du 31 décembre 2004, le traitement comptable de l'acquisition des activités du groupe Sema à travers la revue définitive de l'*affectation du prix d'acquisition aux actifs et passifs acquis* à l'occasion de cette entrée dans le périmètre au 1er janvier 2004. Nous avons validé les méthodes et critères qui ont prévalu pour la détermination de ces ajustements de bilan d'ouverture dans leur nature et leur montant.

- La valeur d'utilité des actifs long terme, principalement des écarts d'acquisition, a fait l'objet d'un examen par la société comme décrit dans l'annexe dans la note 14.1.10, relative aux règles de consolidation, et dans la note 14.1.12.2 (k) de la note annexe au bilan. Nous avons vérifié le caractère approprié des méthodes comptables précisées ci-dessus et apprécié le bien fondé de la méthodologie mise en œuvre ainsi que la cohérence des paramètres et données sous-jacentes retenues.

Ces appréciations s'inscrivent dans le cadre de notre démarche d'audit des comptes consolidés, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion, exprimée dans la première partie de ce rapport.

Vérifications et informations spécifiques

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport sur la gestion du groupe.

Les informations pro forma pour la période du 1er janvier au 31 décembre 2003 données dans le rapport de gestion du groupe à titre de comparatif sont issues, comme décrit ci-dessus, des « états financiers pro forma combinés » non audités du groupe Sema, ainsi que des éléments relatifs à son activité communiqués par son ancien actionnaire à Atos Origin précédemment à son acquisition. Ces informations pro forma n'ont pu faire l'objet d'une vérification de notre part.

Nous n'avons pas d'autres observations à formuler sur la sincérité des informations données dans le rapport sur la gestion du groupe et leur concordance avec les comptes consolidés.

Par ailleurs, nous attirons votre attention sur les paragraphes 13.1.2.2. intitulés Présentation des principales procédures de contrôle interne, du rapport du président du conseil de surveillance sur les procédures de contrôle interne, et Projet de conversion aux normes IFRS (chapitre 9) du rapport de gestion, qui présentent l'état d'avancement du projet de transition vers les normes IFRS et décrivent les principales divergences entre le référentiel français et le nouveau référentiel qui auront un impact sur les comptes consolidés du groupe à compter de l'exercice ouvert au 1er janvier 2005.

Neuilly-sur-Seine et Paris, le 16 mars 2005

Les Commissaires aux comptes

Deloitte & Associes	Amyot Exco Grant Thornton
Jean-Paul Picard	Daniel Kurkdjian
Jean-Marc Lumet	Vincent Papazian

Compte de résultat consolidé

(en millions d'euros)	Notes (*)	Exercice clos le 31/12/2004	Exercice clos le 31/12/2003	Exercice clos le 31/12/2002
Chiffre d'affaires		**5 302,0**	**3 034,6**	**3 042,9**
Charges de personnel	b	-2 762,0	-1 667,3	-1 642,0
Coûts et charges d'exploitation	d	-2 155,2	-1 119,5	-1 135,3
Résultat d'exploitation		**384,8**	**247,8**	**265,6**
En % du CA		**7,3 %**	**8,2 %**	**8,7 %**
Résultat financier	e	-48,5	-26,6	-27,3
Résultat courant des sociétés intégrées		**336,3**	**221,2**	**238,3**
Résultat exceptionnel	f	-149,6	-54,9	-70,8
Impôts sur le résultat	g	-51,7	-40,9	-46,9
Résultat net des sociétés intégrées avant mises en équivalence, intérêts minoritaires, et amortissement des écarts d'acquisition		**135,0**	**125,4**	**120,6**
Contribution des sociétés mises en équivalence		-0,7	-0,1	-0,1
Part des minoritaires	h	-6,8	-11,2	-11,3
Résultat net (part du Groupe) avant amortissement des écarts d'acquisition		**127,6**	**114,1**	**109,2**
En % du CA		**2,4 %**	**3,8 %**	**3,6 %**
Dotation aux amortissements des écarts d'acquisition	k	-117,1	-283,1	-38,4
Résultat net - Part du Groupe		**10,5**	**-169,0**	**70,8**
(en euros)				
Résultat net par action	i			
Nombre moyen pondéré d'actions en circulation (**)		**65 821 887**	**45 458 166**	**43 954 677**
Résultat net (part du Groupe) avant amortissement des écarts d'acquisition		1,94	2,51	2,48
Résultat net (part du Groupe)		0,16	-3,72	1,61
Nombre moyen pondéré d'actions en circulation dilué		**67 473 784**	**48 380 433**	**50 846 590**
Résultat par action avant amortissement des écarts d'acquisition, dilué		1,90	2,39	2,15
Résultat par action, dilué		0,17	-3,42	1,39

(*) Voir notes annexes aux comptes consolidés

(**) Au 31 décembre 2002, le nombre moyen pondéré d'actions n'inclut pas les ORA émises en rémunération de l'acquisition des activités de KPMG Consulting au Royaume-Uni et aux Pays-Bas. Les ORA sont reprises dans les instruments dilutifs.

Bilan consolidé

(en millions d'euros) ACTIF	Notes (*)	Exercice clos le 31/12/2004	Exercice clos le 31/12/2003	Exercice clos le 31/12/2002
Écarts d'acquisition	k	2 030,7	742,3	1 029,1
Autres immobilisations incorporelles	l	128,3	27,1	32,2
Immobilisations corporelles	m	232,8	156,0	217,3
Immobilisations financières	n	26,2	18,3	21,3
Total de l'actif immobilisé		**2 418,0**	**943,6**	**1 299,9**
Clients et comptes rattachés	o	1 522,5	754,7	871,9
Autres créances et comptes de régularisation	p	565,4	249,7	264,2
Valeurs mobilières de placement	t	258,6	458,7	133,1
Disponibilités	t	207,5	65,5	288,7
Total de l'actif circulant		**2 554,0**	**1 528,6**	**1 557,9**
Total de l'actif		**4 972,0**	**2 472,2**	**2 857,8**

(en millions d'euros) PASSIF	Notes (*)	Exercice clos le 31/12/2004	Exercice clos le 31/12/2003	Exercice clos le 31/12/2002
Capital social	q	66,9	47,9	44,1
Primes		1 240,1	279,4	44,0
Réserves consolidées		179,9	413,6	343,0
Écarts de conversion		-31,7	-36,2	3,8
Résultat de l'exercice		10,5	-169,0	70,8
Autres fonds propres consolidés (**)		-	-	234,8
Capitaux propres - Part du Groupe		1 465,8	535,7	740,5
Intérêts minoritaires	v	52,7	48,2	43,6
Capitaux propres de l'ensemble consolidé		**1 518,5**	**583,9**	**784,1**
Provisions pour risques et charges	s	**843,3**	**239,4**	**266,6**
Emprunts et dettes financières	t	957,1	790,2	862,1
Fournisseurs et comptes rattachés	u	577,4	236,5	342,8
Autres dettes et comptes de régularisation	r	1 075,7	622,1	602,2
Total des dettes		**2 610,2**	**1 648,8**	**1 807,1**
Total du passif		**4 972,0**	**2 472,2**	**2 857,8**

(*) Voir notes annexes aux comptes consolidés

(**) Au 31 décembre 2002, les ORA émises en règlement de l'acquisition de KPMG Consulting au Royaume Uni et aux Pays-Bas sont incluses dans les capitaux propres.

Tableau des flux de trésorerie consolidés

(en millions d'euros)		Exercice clos le 31/12/2004	Exercice clos le 31/12/2003	Exercice clos le 31/12/2002
Résultat net part du Groupe		10,5	-169,0	70,8
Amortissements des écarts d'acquisition		117,1	283,1	38,4
Dépréciation des actifs corporels et incorporels		149,9	102,3	125,1
Amortissements et provisions opérationnels		-94,6	-5,2	-2,1
Provisions financières		-10,7	4,2	10,5
Amortissements et provisions exceptionnels		-22,2	-47,1	-23,6
Plus (moins) values de cessions d'immobilisations et frais d'acquisition		-0,6	-4,1	-6,1
Sociétés mises en équivalence et intérêts minoritaires		7,5	11,3	11,4
Impôts différés		14,0	-13,0	18,2
Flux de trésorerie avant variations du fonds de roulement	a	170,9	162,5	242,6
Variation du besoin de fonds de roulement d'exploitation	b	74,1	79,5	51,2
Flux net de trésorerie généré par l'activité		245,0	242,0	293,8
Acquisitions d'immobilisations corporelles et incorporelles	c	-137,4	-70,0	-102,3
Cessions d'immobilisations corporelles et incorporelles	d	37,4	3,5	62,3
Investissement d'exploitation net		-100,0	-66,5	-40,0
Immobilisations financières et investissement lié aux acquisitions	e	-585,7	-11,0	-478,4
Trésorerie nette des sociétés acquises durant l'exercice	f	102,7	0,0	25,6
Cessions financières	g	183,7	26,7	45,4
Trésorerie nette des sociétés cédées durant l'exercice	h	-5,8	-2,9	-0,5
Immobilisations financières nettes		-305,1	12,8	-407,9
Flux de trésorerie lié aux opérations d'investissement		-405,1	-53,7	-447,9
Augmentation de capital	i	4,1	4,4	9,1
Dividendes versés aux minoritaires des sociétés intégrées	j	-3,7	-6,0	-11,3
Souscription de nouveaux emprunts		1 037,4	25,7	634,1
Remboursement d'emprunts à long et à moyen terme		-916,4	-106,7	-228,2
Flux de trésorerie lié aux opérations de financement		121,4	-82,6	403,7
Variation de trésorerie	q	-38,7	105,7	249,6
Trésorerie à l'ouverture		524,2	421,9	176,5
Variation de trésorerie		-38,7	105,7	249,6
Incidence des variations de cours de devises sur la trésorerie		-19,4	-3,4	-4,2
Trésorerie de clôture		466,1	524,2	421,9
Endettement net de début d'exercice		-266,0	-440,3	-235,2
Souscription de nouveaux emprunts		-1 037,4	-25,7	-634,1
Remboursement d'emprunts à long et à moyen terme		916,4	106,7	228,2
Variation de trésorerie court terme	q-f-h	-135,6	108,6	224,5
Emprunts à long et à moyen terme des sociétés acquises au cours de l'exercice	k	64,9	0,0	-14,3
Emprunts à long et à moyen terme des sociétés cédées au cours de l'exercice	l	-5,4	-2,9	-0,0
Incidence des variations de cours de devises sur les emprunts à long et à moyen terme	m	-19,2	-4,8	-2,0
Participation des salariés en France transférée en fonds d'emprunt	n	-8,7	-7,6	-7,5
Endettement net de fin d'exercice		-491,0	-266,0	-440,3

(en millions d'euros)		Exercice clos le 31/12/2004	Exercice clos le 31/12/2003	Exercice clos le 31/12/2002
Variation de trésorerie issue des opérations d'exploitation (avant réorganisation & ajustements de valeur)	a-o-p	327,4	267,8	331,2
Variation du besoin en fonds de roulement	b	74,1	79,5	51,2
Variation de trésorerie nette issue des opérations d'exploitation		401,5	347,3	382,4
Achat d'immobilisations *corporelles et incorporelles*	c	-137,4	-70,0	-102,3
Flux de trésorerie des opérations courantes		264,1	277,3	280,1
Réorganisation, rationalisation et intégration	o	-141,9	-96,3	-73,1
Bilan d'ouverture	p	-14,6	-9,0	-15,5
Produit des cessions d'*immobilisations corporelles et incorporelles*	d	37,4	3,5	62,3
Autres variations	i+j+m+n	-27,5	-14,0	-11,7
Flux de trésorerie avant investissement financier		117,5	161,5	242,1
Immobilisations financières	e+k	-520,8	-11,0	-492,7
Produit des cessions d'*immobilisations financières et produit net du nouvel* endettement	g+l	178,3	23,8	45,4
Immobilisations financières nettes		-342,5	12,8	-447,2
Flux de trésorerie net		-225,0	174,3	-205,1
Endettement net en début d'exercice		-266,0	-440,3	-235,2
Endettement net en fin d'exercice		-491,0	-266,0	-440,3

Variation des capitaux propres consolidés

(en millions d'euros)	Nombre d'actions à la clôture	Capital social	Primes	Réserves consolidées	Écarts de conversion	Résultat net de l'exercice	Autres fonds propres	Capitaux Propres Part du Groupe
Situation au 31/12/02	44 056	44,1	44,0	343,0	3,8	70,8	234,8	740,5
* Augmentation de capital en numéraire	157	0,1	4,3					4,4
* Écarts de conversion					-40,0			-40,0
* Affectation du résultat net de l'exercice précédent				70,8		-70,8		0,0
* Résultat net de l'exercice						-169,0		-169,0
* Autres				-0,2				-0,2
* Obligations remboursables en actions (ORA)	3 657	3,7	231,1				-234,8	0,0
Situation au 31/12/03	47 870	47,9	279,4	413,6	-36,2	-169,0	0,0	535,7
* Augmentation de capital en numéraire	19 069	19,1	960,7					979,8
* Ecarts de conversion					4,5			4,5
* Affectation du résultat net de l'exercice précédent				-169,0		169,0		
* Résultat net de l'exercice						10,5		10,5
* Changement de méthode comptable (**)				-64,7				-64,7
Situation au 31/12/04	66 938	66,9	1 240,1	179,9	-31,7	10,5	0,0	1 465,6

(**) Voir paragraphe sur les retraites dans les notes aux états financiers consolidés

Informations sectorielles

Informations par Ligne de services

(en millions d'euros)	Exercice clos le 31/12/2004	Exercice clos le 31/12/2003 Pro forma (*)	Exercice clos le 31/12/2003	Exercice clos le 31/12/2002
Conseil & Intégration de systèmes				
Chiffre d'affaires	2 537	2 706	1 453	1 418
Résultat d'exploitation	192,2	160,5	82,1	81,9
% marge	7,6 %	5,9 %	5,7 %	5,8 %
Immobilisations corporelles et incorporelles	70,3		55,4	46,3
Effectifs de clôture	24 938	26 345	14 605	16 337
Infogérance				
Chiffre d'affaires	2 765	2 699	1 582	1 625
Résultat d'exploitation	264,1	267,9	198,7	213,6
% marge	9,6 %	9,9 %	12,6 %	13,1 %
Immobilisations corporelles et incorporelles	285,4		124,2	197,9
Effectifs de clôture	21 447	19 548	11 773	12 166
Structures Groupe				
Résultat d'exploitation	-71,5	-109,9	-33,0	-30,0
% marge	-1,3 %	-2,0 %	-1,1 %	-1,0 %
Immobilisations corporelles et incorporelles	5,3		3,5	5,3
Effectifs de clôture	199	200	95	99
Total Groupe				
Chiffre d'affaires	5 302	5 405	3 035	3 043
Résultat d'exploitation	384,8	318,6	247,8	265,6
% marge	7,3 %	5,9 %	8,2 %	8,7 %
Immobilisations corporelles et incorporelles	361,0		183,1	249,5
Effectifs de clôture	46 584	46 093	26 473	28 602

(*) Voir notes sur les informations pro forma non auditées

Informations par zone géographique

(en millions d'euros)	Exercice clos le 31/12/2004	Exercice clos le 31/12/2003 Pro forma (*)	Exercice clos le 31/12/2003	Exercice clos le 31/12/2002
France				
Chiffre d'affaires	1 410	1 445	1 050	1 086
Résultat d'exploitation	121,1	116,4	113,2	116,2
% marge	8,6 %	8,1 %	10,8 %	10,7 %
Immobilisations corporelles et incorporelles	97,3		85,9	106,1
Effectifs de clôture	12 489	12 347	7 894	8 685
Royaume-Uni				
Chiffre d'affaires	1 222	1 133	331	238
Résultat d'exploitation	117,5	90,0	15,7	12,9
% marge	9,6 %	7,9 %	4,7 %	5,4 %
Immobilisations corporelles et incorporelles	35,8		5,4	5,5
Effectifs de clôture	6 658	6 743	1 847	2 139
Pays Bas				
Chiffre d'affaires	983	967	961	913
Résultat d'exploitation	125,4	114,9	114,3	124,2
% marge	12,8 %	11,9 %	11,9 %	13,6 %
Immobilisations corporelles et incorporelles	39,2		58,0	95,5
Effectifs de clôture	8 321	8 468	8 424	9 019
Autres pays européens (**)				
Chiffre d'affaires	1 266	1 291	561	610
Résultat d'exploitation	73,1	66,4	31,8	28,6
% marge	5,8 %	5,1 %	5,7 %	4,7 %
Immobilisations corporelles et incorporelles	156,6		24,3	27,6
Effectifs de clôture	14 136	13 554	6 036	6 319
Amériques				
Chiffre d'affaires	280	386	77	132
Résultat d'exploitation	9,4	12,3	0,5	7,8
% marge	3,4 %	3,2 %	0,7 %	5,9 %
Immobilisations corporelles et incorporelles	9,8		1,7	3,3
Effectifs de clôture	2 714	2 768	1 014	1 210
Asie Pacifique				
Chiffre d'affaires	141	182	55	63
Résultat d'exploitation	9,8	28,5	5,2	5,8
% marge	7,0 %	15,7 %	9,4 %	9,2 %
Immobilisations corporelles et incorporelles	17,0		4,3	6,2
Effectifs de clôture	2 067	2 013	1 163	1 131
Structures Groupe				
Résultat d'exploitation	-71,5	-109,9	-33,0	(30,0)
% marge	-1,3 %	-2,0 %	-1,1 %	-1,0 %
Immobilisations corporelles et incorporelles	5,3		3,5	5,3
Effectifs de clôture	199	200	95	99
Total Groupe				
Chiffre d'affaires	5 302	5 405	3 035	3 043
Résultat d'exploitation	384,8	318,6	247,8	265,6
% marge	7,3 %	5,9 %	8,2 %	8,7 %
Immobilisations corporelles et incorporelles	361,0		183,1	249,5
Effectifs de clôture	46 584	46 093	26 473	28 602

(*) Voir notes sur les informations pro forma non auditées
(**) Autres pays européens, Moyen Orient et Afrique.

Périmètre de consolidation

Les modifications significatives concernant le périmètre de consolidation sont les suivantes :

Entrées

Le 22 janvier 2004, l'acquisition du Groupe Sema a été approuvée par l'Assemblée Générale Extraordinaire des Actionnaires d'Atos Origin. L'acquisition a été réalisée le 29 janvier 2004 et le Groupe Sema a été consolidé à compter du 1er janvier 2004, date à laquelle Atos Origin a effectivement pris le contrôle de ce Groupe (voir note j aux états financiers consolidés). Un compte de résultat combiné pro forma relative à cette acquisition est *présenté dans la note (a) aux états financiers consolidés.*

Sorties

Le 30 juin 2004, Atos Origin a cédé Convergent, société basée aux Etats-Unis spécialisée dans le conseil logistique. Le chiffre d'affaires pour les six mois se terminant au 30 juin 2004 s'est élevé à 4,5 millions d'euros.

Le 23 juillet 2004, le Groupe a cédé Cellnet, société américaine de gestion de l'énergie, parfois appelée « Real Time Energy Management ». La technologie propre de Cellnet permet aux sociétés de services publics de suivre leur consommation d'électricité en temps réel. Le chiffre d'affaires pour la période de 7 mois se terminant le 31 juillet 2004 s'est élevé à 74,6 millions d'euros avec un effectif d'environ 400 personnes.

Le 3 août 2004, le Groupe a cédé Priority Call Management, une société basée aux Etats-Unis et spécialisée dans les applications intelligentes de réseau pour les fournisseurs de *services de télécommunication. Le chiffre* d'affaires de la période de 7 mois terminée le 31 juillet 2004 s'est élevé à 5,9 millions d'euros.

La cession des trois entités ci-dessus n'a pas d'incidence sur le compte de résultat consolidé du Groupe.

Le 20 octobre 2004, le Groupe a cédé Atos Origin Australie. Le chiffre d'affaires pour la période de 9 mois close le 30 septembre 2004 s'est élevé à 12,3 millions d'euros.

Le 31 décembre 2004, le Groupe a cédé Atos Origin IT Services Perou. Le chiffre d'affaires de l'exercice s'est élevé à 2,0 millions d'euros.

Actif net en cours de cession au 31 décembre 2004

Le 28 janvier 2005, Atos Origin a cédé sa filiale suédoise, PA-Konsult, spécialisée en conseil et intégration de ressources humaines et de systèmes de paie. Le chiffre d'affaires de 2004 s'est élevé à 11,1 millions d'euros.

Les actifs et passifs de cette activité en cours de cession ont été regroupés sur deux lignes distinctes du bilan consolidé intitulées « Actifs et passifs nets en cours de cession et évalués à leur valeur nette de cession en ligne avec les normes internationales IFRS (IFRS 5).

Le résultat de PA-Konsult pour l'exercice en cours est inclus dans le résultat du Groupe. Aucune plus-value de cession n'a été constatée dans le compte de résultat pour les actifs classés en « Actif net en cours de cession ».

Le tableau ci-dessous précise la juste valeur des éléments d'actif et de passif en cours de cession :

(en millions d'euros)	31/12/2004
Immobilisations corporelles	0,1
Clients et autres créances	21,6
Actifs en cours de cession (voir note p)	21,7
Fournisseurs et autres dettes	-2,5
Dettes nettes en cours de cession (voir note v)	-2,5
Juste valeur des éléments d'actif et de passif en cours de cession	19,2
Prix de cession	19,2

Principes comptables

A *compter du 1er janvier* 2001, les *états financiers consolidés ont été préparés* en conformité avec les 'nouvelles règles et méthodes comptables relatives aux comptes consolidés' approuvées par arrêté du 22 juin 1999 portant homologation du règlement 99-02 du Comité de Réglementation Comptable. Les états financiers consolidés au 31 décembre 2004 reflètent les effets des nouvelles règles et recommandations applicables à compter du 1er janvier 2004, telles que présentées ci-après.

Recommandation n° CNC 2003-R01 du 1er avril 2003 du Conseil National de la Comptabilité relative aux règles de comptabilisation et d'évaluation des engagements de retraite et avantages similaires.

Le Groupe a appliqué au 1er janvier 2004 les règles de comptabilisation et d'évaluation de ses engagements de retraite et avantages assimilés conformément à cette recommandation, laquelle prévoit l'imputation des différences actuarielles non encore reconnues dans les comptes consolidés au 31 décembre 2003 sur les capitaux propres d'ouverture au 1er janvier 2004. Cette approche permet au Groupe de présenter dès l'année *2004 des résultats identiques à ceux qui résultent de l'option offerte par la norme* IFRS 1.
L'application de cette recommandation s'est traduite par une diminution des capitaux propres au 1er janvier 2004, comptabilisée comme un changement de méthode pour un montant brut de 93,4 millions d'euros et net d'impôts différés de 64,7 millions d'euros.

Règlement CRC 04-03 du 4 mai 2004

Ce règlement supprime la nécessité de détention de titres d'une entité pour la consolider lorsqu'elle est contrôlée. Cette disposition applicable au 1er janvier 2004 n'a pas conduit à augmenter le total des actifs et des passifs du Groupe compte tenu des règles appliquées antérieurement.

Par ailleurs, dans le cadre de la préparation des comptes consolidés, Atos Origin est en ligne depuis les exercices 2000 et 2001 avec les dispositions de certaines des normes établies par l'IASB en matière *d'évaluation et de comptabilisation. Atos Origin est en ligne avec les dispositions prescrites pour la* comptabilisation du chiffre d'affaires des prestations relatives à des contrats au forfait selon la méthode du pourcentage d'avancement des travaux (IAS 11), la détermination de l'impôt sur le résultat (IAS12), l'enregistrement des immobilisations corporelles (IAS 16) et des contrats de location (IAS 17), l'évaluation et la comptabilisation des avantages du personnel (IAS 19), l'effet des variations des monnaies étrangères (IAS 21), les dépréciations d'actifs (IAS 36) et la comptabilisation des provisions, passifs éventuels et actifs éventuels (IAS 37).

Règles de consolidation

Méthodes de consolidation

La méthode de l'intégration globale est appliquée aux états financiers des sociétés sur lesquelles Atos Origin exerce directement ou indirectement un contrôle exclusif. Pour les sociétés au sein desquelles les droits de vote sont répartis entre Atos Origin et un autre partenaire :

- La méthode de l'intégration globale est appliquée si Atos Origin exerce, contractuellement ou de fait, la direction opérationnelle de la société ;
- Les sociétés dans lesquelles Atos Origin exerce une influence notable sont consolidées par mise en équivalence. L'influence notable est présumée lorsque plus de 20 % des droits de vote sont détenus.

Base de consolidation

Toutes les sociétés sont consolidées sur la base des comptes annuels ou de situations arrêtées au 31 décembre et retraités, le cas échéant, en harmonisation avec les principes comptables du Groupe.

Sociétés étrangères

Les postes du bilan sont convertis en euros au taux de change en vigueur à la clôture de l'exercice pour les sociétés n'utilisant pas la monnaie européenne. Les postes du compte de résultat sont convertis sur la base du cours moyen de change de l'exercice. Les écarts de conversion résultant de la variation des taux de change sur le bilan et le compte de résultat sont comptabilisés dans le poste Écarts de conversion inclus dans les capitaux propres selon IAS 21.

Examen de la « valeur d'utilité » des actifs à long terme

Les actifs long terme (immobilisations corporelles, incorporelles et écarts d'acquisition) sont ramenés à leur valeur d'utilité lorsque des changements défavorables significatifs sont identifiés et indiquent que la valeur d'utilité d'un actif apparaît durablement inférieure à sa valeur nette comptable. De tels évènements ou circonstances comprennent des changements significatifs défavorables présentant un caractère durable, affectant l'environnement économique ou les hypothèses ou objectifs retenus à la date de l'acquisition.

Le niveau d'analyse auquel le Groupe apprécie la valeur d'utilité des actifs à long terme correspond aux zones géographiques (pays) lesquelles reflètent l'organisation opérationnelle et la manière dont le management appréhende la gestion des capitaux employés du Groupe.

La valeur d'utilité est déterminée par la méthode des flux de trésorerie actualisés (DCF) selon les principes suivants :

- les flux de trésorerie (après impôt) sont issus d'un budget 2005 et d'un plan à 3 ans élaboré par la direction du pays concerné, (période explicite), après revue par la Direction Financière du Groupe et *approbation par le Directoire,*
- le taux d'actualisation retenu correspond au coût moyen pondéré du capital du Groupe Atos Origin,
- la valeur terminale est calculée par sommation à l'infini du dernier flux de la période explicite et sans prise en compte d'un taux de croissance perpétuelle,
- La valeur d'utilité est déterminée par addition des flux actualisés de la période explicite et de la valeur terminale actualisée.

La valeur d'utilité ainsi déterminée est ensuite comparée à la valeur contributive au bilan consolidé des actifs à long terme de chacun des pays.

Lorsqu'une dépréciation apparaît nécessaire, le montant comptabilisé est égal à l'écart entre la valeur nette comptable et la valeur d'utilité.

Pour les écarts d'acquisition, en plus des avantages économiques futurs, la valeur d'utilité prend en compte les avantages attendus de l'acquisition, tels que les synergies résultant de l'intégration de l'entreprise acquise dans les activités du Groupe et de la valeur stratégique de cette entreprise pour le Groupe. Le Groupe est donc en ligne avec les dispositions de l'IAS 36.

Regroupement d'entreprises

Un regroupement d'entreprises peut être structuré de diverses façons pour des raisons juridiques, fiscales ou autres. Il peut impliquer l'achat par une entité des capitaux propres d'une autre entité, l'achat de tous les actifs *nets d'une autre entité, la prise en charge des passifs d'une autre entité ou l'achat de certains des actifs nets* d'une autre entité qui, ensemble, forment une ou plusieurs activités.

Ces dernières transactions sont considérées comme des acquisitions et sont comptabilisées comme telles.

Lors de l'acquisition d'une entreprise, *il est procédé à l'évaluation des actifs et passifs identifiables de* l'entreprise acquise en conformité avec les normes françaises et en ligne avec la norme IFRS 3 .

La différence entre le coût d'acquisition et la juste valeur des actifs et passifs identifiables acquis est enregistrée dans le bilan consolidé sous la rubrique « Ecarts d'acquisition » pour les sociétés consolidées par intégration globale ou proportionnelle et dans le poste « Titres mis en équivalence » pour les sociétés sur lesquelles le Groupe exerce une influence notable.

Lors de la cession partielle des titres de sociétés consolidées par intégration globale ou proportionnelle, le prix de revient de l'actif cédé tient compte de la quote part de l'écart d'acquisition qui se rattache à la part cédée que la cession intervienne par voie d'échange ou de dilution.

Écarts d'acquisition

L'écart d'acquisition représente la différence non affectée entre le coût d'acquisition des titres d'une société et la part du Groupe dans l'actif net de cette société après évaluation à leur juste valeur des actifs et des passifs acquis à la date de prise de contrôle. Les écarts d'acquisition sont amortis selon le mode linéaire, sur des durées déterminées au cas par cas et n'excédant pas 20 ans.

Conformément aux principes comptables en vigueur et en application de la recommandation de la COB de janvier 1988 (Bulletin mensuel n° 210), Atos Origin a imputé une fraction des écarts d'acquisition liés à des opérations de regroupement d'entreprises sur les capitaux propres. Ce fut notamment le cas avec l'acquisition de la société Origin pour laquelle 181 millions d'euros ont été imputés sur la prime d'émission. En l'absence d'imputation de cet écart d'acquisition sur la prime, une charge annuelle d'amortissement notionnel de 9,0 millions d'euros aurait dû être constatée.

Date d'effet des acquisitions et des cessions

Le compte de résultat consolidé intègre les résultats des sociétés acquises au cours de l'exercice à compter de leur date de prise de contrôle, et ceux des sociétés cédées en cours d'exercice jusqu'à leur date de cession.

Frais de recherche et de développement

Les frais de recherche et de développement des applications ou des produits sont comptabilisés en charge au cours de l'*exercice où ils sont encourus.*

Autres immobilisations incorporelles

Les autres immobilisations incorporelles comprennent principalement les logiciels acquis par le Groupe. Ils sont amortis *linéairement sur les durées propres à chaque acquisition, sans que celles-ci ne puissent excéder 5 ans.* Les logiciels créés destinés à usage interne ou commercial sont inscrits essentiellement en charges. Ils peuvent toutefois être comptabilisés en immobilisations incorporelles si les conditions requises telles que définies par les normes françaises par la norme internationale IAS 38 sont remplies, y compris le maintien d'une rentabilité stable dans le futur. Seuls les coûts supportés durant la phase de production du logiciel peuvent être immobilisés. Les coûts liés aux phases conceptuelles sont inscrits en charges.

Il convient par ailleurs de noter qu'à ce jour, le Groupe n'a aucun actif incorporel répondant à la définition de la norme IAS 38, excepté les « up-front payments » versés dans le cadres des contrats d'externalisation.

Au cours de l'examen de la juste valeur des contrats d'externalisation nouvellement acquis, les « Up-front payments » peuvent être comptabilisés en actif incorporel, séparément de l'écart d'acquisition résiduel résultant

de la juste valeur des actifs et passifs repris. Cette règle a été appliquée en 2004 aux nouveaux contrats KardstadtQuelle et E Plus. Le Groupe considère sur la base d'une analyse de tous les facteurs pertinents qu'il n'y a pas de limite prévisible à la période au cours de laquelle l'actif génère des entrées nettes de trésorerie. Ainsi, l'actif n'est pas amorti mais soumis à un test de dépréciation annuel.

Le Groupe détient des brevets sur lesquels il n'a pas accordé de licences. Le Groupe supporte des charges de redevances en raison des licences qui lui sont octroyées. Les charges figurent au compte de résultats dans la rubrique Coûts et charges d'exploitation.

Immobilisations corporelles

Les immobilisations corporelles sont comptabilisées à leur coût d'acquisition historique à l'exclusion de toute charge financière.
Les modes d'amortissements utilisés sont le mode linéaire ou dégressif et sont pratiqués en fonction des durées normales d'utilisation suivantes :

- Constructions	20 ans
- Agencements et installations	5 à 10 ans
- Matériel informatique	3 à 5 ans
- Matériel de transport	4 ans
- Matériel et mobilier de bureau	5 à 10 ans

Les biens financés par contrats de location simple ne sont pas capitalisés. Les biens acquis en crédit-bail sont capitalisés et l'endettement correspondant est constaté au passif du bilan. Le principe comptable ainsi suivi est en ligne avec la norme IAS17 sur les contrats de location.

Immobilisations financières

Les titres de participation non consolidés figurent à leur coût d'acquisition ou à leur valeur d'inventaire si celle-ci est inférieure. La valeur d'inventaire des titres correspond à leur valeur d'utilité pour l'entreprise. Elle est déterminée en tenant compte de la quote-part de situation nette ré estimée et des perspectives de rentabilité. Une provision pour dépréciation est constituée lorsque la valeur d'inventaire ainsi définie est inférieure au coût d'acquisition.

Autocontrôle

Les actions Atos Origin détenues par la société mère sont inscrites en diminution des capitaux propres consolidés. Le traitement comptable de ces actions résulte de l'intention attribuée à leur détention. En cas de cession, le résultat ainsi que les effets d'impôts correspondants sont enregistrés en variation des capitaux propres consolidés.

Créances d'exploitation

Les créances sont évaluées à leur valeur nominale. Elles sont appréciées individuellement et, le cas échéant, font l'objet d'une provision pour dépréciation pour tenir compte des difficultés de recouvrement auxquelles elles sont susceptibles de donner lieu.

Valeurs mobilières de placement

Les valeurs mobilières de placement figurent au bilan pour leur prix d'acquisition ou leur valeur de marché si celle-ci est inférieure. Dans le cas de titres cotés, cette valeur de marché est déterminée sur la base du cours moyen de bourse du dernier mois de clôture de l'exercice. Les SICAV sont estimées à la clôture de l'exercice à leur valeur liquidative. Toutefois, les plus-values latentes ne sont pas constatées.

Provisions pour risques et charges

Les provisions pour risques et charges sont constituées en conformité avec les dispositions du Comité de la Réglementation Comptable sur les passifs (CRC N° 2000-06) applicables obligatoirement aux exercices ouverts à compter du 1er janvier 2002.

Ce règlement définit un passif comme un élément du patrimoine ayant une valeur économique négative pour l'entité, c'est-à-dire une obligation (légale, réglementaire, ou contractuelle) de l'entité à l'égard d'un tiers dont il est probable ou certain qu'elle provoquera une sortie de ressources au bénéfice de ce tiers, sans contrepartie au moins équivalente attendue de celui-ci. Le Groupe est aussi en ligne avec les dispositions de l'IAS 37.- « Provisions, passifs éventuels et actifs éventuels ».

Lors de la comptabilisation d'acquisitions, le Groupe peut être amené à comptabiliser des provisions (risques, litiges,…) dans le bilan d'ouverture.
Ces provisions constituent des passifs qui viennent créer ou augmenter le montant de l'écart d'acquisition. Au delà du délai d'affectation du bilan d'ouverture, les reprises de provisions excédentaires s'effectuent en contrepartie d'un amortissement exceptionnel de l'écart d'acquisition sans impact sur le résultat net.

A compter du 1er janvier 2005, et en conformité avec les règles IFRS, toute provision non utilisée sera reprise au compte de résultat avec une note explicative spécifique.

Provisions pour retraite et engagements assimilés

Le Groupe Atos Origin offre à ses salariés différents avantages à long terme postérieurs au départ à la retraite ou conditionnés par l'accumulation d'années d'ancienneté au sein du Groupe parmi lesquels des indemnités de départ à la retraite ainsi que des avantages à long terme consentis pendant l'emploi du type médailles de travail, primes de jubilé.
Ces avantages font l'objet des couvertures décrites ci-après :

a) des régimes (ou plans) à cotisations définies : ces régimes ne constituent par d'engagement futur pour le Groupe, l'obligation du Groupe se limitant aux versements de cotisations régulières selon un pourcentage fixe de la rémunération de l'employeur et ou de l'employé auprès d'organismes externes. Les charges sont constatées au fur et à mesure de leur versement auprès d'organismes externes.

b) des régimes (ou plans) à prestations définies pour lesquels le Groupe a une obligation vis à vis des salariés. Les caractéristiques de ces régimes varient selon la législation et la réglementation applicables dans chacun des pays. Ils sont essentiellement financés au fur et à mesure de l'emploi par des versements à des fonds spécialisés. L'évaluation de ces engagements est en ligne avec la normes IAS 19 et concerne principalement les Pays-Bas et le Royaume-Uni.

- **Détermination de l'engagement net à provisionner**

Le Groupe est en ligne avec la norme IAS 19 pour l'évaluation des engagements de retraite et assimilés. Sur la base des règlements internes de chaque régime et dans chacun des pays concernés, des actuaires indépendants calculent la valeur actualisée des obligations futures du Groupe (« Projected Benefits Obligations » ou PBO). Un actuaire central intervient pour assumer la coordination, la cohérence et l'homogénéisation des paramètres actuariels utilisés. La valeur actualisée des obligations futures évolue annuellement en fonction des facteurs suivants :

Facteurs récurrents

- Augmentations dues à l'acquisition d'une année de droits supplémentaires (« Coût des services rendus au cours de l'exercice »),

- Augmentations dues à la «désactualisation » correspondant à une année de moins par rapport à la date à laquelle les droits seront payés (« Coût financier »),
- Diminutions liées à l'exercice des droits (« Paiements aux bénéficiaires »).

Facteurs ponctuels

- Variations dues à des modifications des hypothèses économiques (taux d'inflation, taux d'actualisation, taux de rendement attendu des actifs...) et des hypothèses sur le personnel (taux d'augmentation des salaires, taux de rotation du personnel, espérance de vie).

Les actifs de couverture sont évalués à leur valeur de marché à chaque clôture.

- **Traitement des écarts actuariels**

Des écarts actuariels se créent essentiellement lorsque les estimations diffèrent de la réalité (par exemple sur la valeur attendue des actifs par rapport à leur valeur réelle à la clôture) ou lorsqu'il y a des modifications des hypothèses actuarielles long terme (par exemple : taux d'actualisation, taux d'évolution des salaires etc.).

Dans le cas d'avantages *long terme pendant d'emploi (du type médailles du travail, primes de jubilés)*, les écarts sont provisionnés intégralement à chaque clôture.

Dans les autres cas, ces écarts ne sont provisionnés qu'à partir du moment où, pour un régime donné, ils représentent plus de 10% de la valeur la plus élevée entre le montant de l'engagement brut et la valeur de marché des actifs de couverture (principe du « corridor »). La constitution de la provision s'effectue linéairement sur le nombre moyen d'années d'activité restant à effectuer par les salariés du régime concerné (amortissement d'écarts actuariels).

- **Eléments constitutifs des charges de l'exercice**

La charge comptabilisée au titre des engagements décrits ci-dessus intègre :

- la charge correspondant à l'acquisition d'une année de droits supplémentaires ;
- la charge correspondant à la *variation de l'actualisation des droits existants* en début d'exercice, compte tenu de l'écoulement de l'année ;
- le produit correspondant au rendement prévu des actifs ;
- la charge ou le produit correspondant à l'amortissement d'écarts actuariels positifs ou négatifs ;
- la charge ou le produit lié aux modifications des régimes ou à la mise en place de nouveaux régimes ;
- la charge ou le produit lié à toute réduction ou liquidation de régime.

Le Groupe a décidé de présenter *depuis le 1er janvier* 2004, le *coût financier* et le rendement attendu des actifs comme comme une charge financière nette dans le compte de résultat.

Frais d'émission et prime de remboursement d'emprunts obligataires

Les frais d'émission d'emprunts sont comptabilisés en charges à répartir et étalés linéairement sur la durée de vie de l'emprunt. Les emprunts obligataires dont le remboursement est assorti de primes sont comptabilisés au passif pour leur *valeur hors prime. Une provision pour prime* de remboursement est constituée sur la durée de vie de l'emprunt pour la valeur nette d'impôt.

Le Groupe a par ailleurs décidé de suivre la position exprimée par la COB, dans son Rapport Annuel 1994 et renouvelée à l'occasion de ses recommandations pour l'arrêté des comptes 2002, qui consiste à *provisionner l'intégralité des primes de* remboursement à la clôture dès lors que le cours de l'action est inférieur à la valeur actualisée de remboursement de l'obligation. Cette recommandation a été appliquée dès l'exercice 2002 sur l'emprunt obligataire Atos Origin à échéance d'octobre 2004. Aucune charge de ce type n'a été enregistrée en 2003 et en 2004.

Classement comptable des ORA dans le bilan consolidé

Les obligations remboursables en actions (ORA) émises par Atos Origin à l'occasion de l'acquisition de KPMG Consulting au Royaume-Uni et aux Pays-Bas ont été classées en 2002 en capitaux propres, conformément aux règles comptables françaises et en raison notamment de l'absence de rémunération et de la suppression de la clause de sauvegarde. Le 16 août 2003 ces obligations ont été intégralement converties en actions.

Instruments financiers

Le Groupe utilise divers instruments financiers pour réduire son exposition aux risques de change et de taux. Il s'agit d'instruments de couverture négociés auprès de contreparties bancaires de premier rang. Les risques de changes sont couverts par des achats à terme, des ventes à terme ou des swaps de change, et les risques de taux par des contrats classiques de swaps de taux d'intérêt. Les résultats relatifs aux instruments financiers utilisés dans le cadre d'opérations de couverture sont comptabilisés de façon symétrique aux éléments couverts.

Chiffre d'affaires

Le chiffre d'affaires correspond au montant des prestations de services et des ventes de matériel liées aux activités courantes des sociétés consolidées par intégration globale. Le Groupe suit ainsi les *dispositions de la norme IAS 11.*

Dans les activités « Conseil » et « Intégration de systèmes », les prestations relatives à des contrats au forfait donnent lieu à l'enregistrement d'un chiffre d'affaires proportionnel à l'avancement technique du projet. Le chiffre d'affaires sur ces contrats s'échelonnant sur plusieurs exercices, qu'il s'agisse de contrats correspondant à la réalisation de prestations intellectuelles ou de systèmes intégrés,est constaté selon la méthode du pourcentage d'avancement des travaux. Les prestations relatives à ces contrats figurent au bilan en 'Créances clients et comptes rattachés' pour la part des prestations excédant la facturation émise et en '*Produits constatés d'avance' pour la* quote-part de facturation excédant les prestations réalisées.

Dans les activités « Infogérance », le chiffre d'affaires est déterminé généralement sur la base du forfait et/ou d'unités d'œuvres informatiques. Dans les activités « Services en ligne », le chiffre d'affaires correspond en grande partie à des volumes de transactions ou de prestations informatiques réalisées.

Comme indiqué dans la partie du rapport de gestion relative au passage aux IAS/IFRS, il est apparu que la reconnaissance du chiffre d'affaires sur la partie exploitation des contrats d'externalisation (couverte par la norme IAS 11) est encore aujourd'hui sujette à interprétations. A ce titre, un groupe de travail s'est constitué avec certains grands groupes du secteur informatique afin d'adopter une position commune sur ce sujet y compris notamment le traitement comptable applicable aux coûts de transition/transformation de la phase initiale de cette exploitation. Les decisions prises seront applicables aux états financiers du 1er semestre 2005.

Résultat courant

Le résultat courant retrace le résultat des opérations d'exploitation et de financement des différentes lignes de services du Groupe, ainsi que les éventuelles dépréciations sur titres de participation non consolidés.

Résultat exceptionnel

Le résultat exceptionnel inclut les produits ou les charges résultant d'événements ou d'opérations clairement distincts des activités ordinaires du Groupe et qui sont d'une nature, d'une importance ou d'une incidence inhabituelle.

Impôts sur le résultat

La charge d'impôts dans le compte de résultat est égale à la somme des impôts courants et des impôts différés.

Le Groupe comptabilise sans actualisation des impôts différés selon la méthode du report variable pour l'ensemble des différences temporaires entre les valeurs fiscales et comptables des actifs et passifs au bilan consolidé, à l'exception des écarts d'acquisition et des réserves non distribuées des entités consolidées. La charge d'impôts différés n'est pas actualisée.
Les soldes nets d'impôt différé sont déterminés sur la base de la situation fiscale de chaque entité fiscale.
Les actifs nets d'impôt relatifs aux différences temporaires et aux reports déficitaires sont comptabilisés. Des provisions sont éventuellement comptabilisées si la probabilité de réaliser des bénéfices fiscaux au niveau de l'entité fiscale est faible eu égard aux informations historiques et prévisionnelles disponibles. Le principe comptable ainsi suivi par le Groupe est en ligne avec la norme IAS 12 « Impôts sur le résultat ».

Résultat net par action

Le calcul du résultat net par action (de base et dilué) est effectué en divisant le résultat net part du Groupe avant ou après amortissement des écarts d'acquisition par :

- le nombre moyen pondéré d'actions en circulation au cours de l'exercice (calcul du résultat net de base par action),

- le nombre moyen pondéré d'actions en circulation au cours de l'exercice, majoré des émissions d'actions qui seraient créés après exercice de l'intégralité des instruments convertibles émis (calcul du résultat net dilué par action).

Taux de conversion des devises étrangères

Pays		2004	31 décembre 2004	2003	31 décembre 2003
		Cours moyen	Cours de clôture	Cours moyen	Cours de clôture
Argentine (ARS)	ARS 100 = EUR	27,298	24,688	29,916	27,270
Singapour (SGD)	SGD 100 = EUR	47,623	44,920	50,830	46,620
Australie (AUD)	AUD 100 = EUR	59,241	57,277	57,592	59,517
Brésil (BRL)	BRL 100 = EUR	27,537	27,672	28,900	27,576
Chili (CLP)	CLP 1000 = EUR	1,316	1,313	1,280	1,335
Colombie (COP)	COP 10000 = EUR	3,057	3,047	3,101	2,881
Hong Kong (HKD)	HKD 100 = EUR	10,337	9,445	11,374	10,199
Inde (INR)	INR 100 = EUR	1,777	1,684	1,901	1,745
Japon (JPY)	JPY 10000 = EUR	74,427	71,608	76,413	74,047
Malaisie (MYR)	MYR 100 = EUR	21,182	19,293	23,305	20,871
Mexique (MXN)	MXN 100 = EUR	7,133	6,587	8,212	7,050
Moyen-Orient (SAR)	SAR 100 = EUR	21,465	19,576	23,621	21,112
Pérou (PEN)	PEN 100 = EUR	23,517	22,377	25,652	22,873
Pologne (PLN)	PLN 100 = EUR	22,119	24,483	22,770	21,268
Chine (CNY)	CNY 100 = EUR	9,726	8,870	10,700	9,566
Afrique du Sud (ZAR)	ZAR 100 = EUR	12,496	13,004	11,754	12,008
Suède (SEK)	SEK 100 = EUR	10,960	11,086	10,961	11,013
Suisse (CHF)	CHF 100 = EUR	64,769	64,813	65,795	64,189
Taiwan (TWD)	TWD 100 = EUR	2,409	2,300	2,574	2,330
Thaïlande (THB)	THB 100 = EUR	2,000	1,882	2,132	1,998
Turquie (TRL)	TRL 1,000,000 = EUR	0,565	0,545	0,591	0,564
Royaume-Uni (GBP)	GBP 1 = EUR	1,474	1,418	1,446	1,419
U.S.A (USD)	USD 100 = EUR	80,512	73,416	88,583	79,177
Venezuela (VEB)	VEB 10000 = EUR	4,304	3,823	5,459	4,986

14.1.12 Notes annexes aux comptes consolidés

Notes annexes au compte de résultat consolidé

a) Information Pro forma 2003

Les comptes combinés résumés pro forma du nouveau Groupe ont été préparés et communiqués à titre d'information, et ne sont pas destinés à représenter la vision réelle du nouveau Groupe maintenant ou à tout moment dans le futur. Cette présentation fondée sur une information historique a pour but de donner aux lecteurs du présent document une meilleure information de l'activité du Groupe Sema et pour faciliter une meilleure compréhension des activités combinés du nouveau Groupe.

Base de préparation des informations 2003 Pro forma

*** Etats financiers utilisés**

Les activités vendues par Schlumberger sont référencées comme étant « le Groupe Sema ». L'assemblée générale extraordinaire des actionnaires d'Atos Origin a approuvé le 22 janvier 2004 l'acquisition du Groupe Sema. L'acquisition a été finalisée le 29 janvier 2004. Les comptes combinés résumés pro forma du nouveau Groupe incluant Atos Origin et le Groupe Sema ont été préparés conformément au principes comptables français appliqués par Atos Origin.

Ces comptes combinés résumés pro forma ont été établis à partir :

- des comptes consolidés d'Atos Origin, tels que décrits dans le rapport annuel 2003, préparés selon les principes comptables français appliqués par Atos Origin, exprimés en euros et certifiés par les commissaires aux comptes.

- des comptes combinés pro forma non auditées du Groupe Sema pour l'exercice 2003 tels que décrits ci-après, préparés par Schlumberger selon les principes comptables américains retraités selon les principes comptables d'Atos Origin, convertis en euros.

- des écritures relatives à l'Acquisition, décrites ci-après, préparées par Atos Origin selon ses propres principes comptables et converties en euros.

*** Rétroactivité de l'acquisition et conventions utilisées**

Les « Comptes pro forma » d'Atos Origin pour 2003, ont été préparés afin de refléter l'impact de l'acquisition du Groupe Sema sur la situation financière et les résultats d'exploitation du Groupe Atos Origin, comme si l'acquisition avait effectivement eu lieu le 1er janvier 2003.

Ces ajustements sont les suivants :

- Les intérêts financiers notionnels sur la dette d'acquisition au taux de 5 % par an ainsi que l'économie d'impôts qui en résulte au taux de 35,4 %,
- L'amortissement de l'écart d'acquisition définitif du Groupe Sema sur 20 ans, conformément aux principes comptables appliqués par le Groupe Atos Origin.

*** Reclassements et ajustements**

Des ajustements et des reclassements ont été effectués sur le compte de résultat pro forma du Groupe Sema dans le but de les rendre comparables à ceux d'Atos Origin et de permettre au Groupe de présenter un compte de résultat combiné pro forma. Le compte de résultat combiné pro forma a été préparé selon les principes comptables d'Atos Origin et en anticipation de la conversion aux normes IFRS. Il inclut :

- des reclassements et ajustements nécessaires pour convertir les principes comptables américains en principes comptables français et IFRS
- des ajustements de bilan d'ouverture en ligne avec la norme IFRS 3
- la conversion en euros

*** Taux de conversion**

Les chiffres ont été convertis en euros en utilisant les taux moyens et taux de clôture applicables aux différentes périodes : pour le compte de résultat, le taux moyen de change publié par la Banque Centrale Européenne au 31 décembre 2003 était : 1 dollar U.S. ($) = 0,88583 euro (€).

Compte de résultat pro forma du Groupe Sema

(en millions d'euros)	Exercice clos le 31 décembre 2003			
	US GAAP	Ajust. GAAP	Eliminations de charges	Norm compt. Françaises
Chiffre d'affaires	2 370,0			2 370,0
Résultat d'exploitation	55,5	-6,8	22,1	70,8
Résultat financier	4,0	-1,7		2,3
Eléments exceptionnel		-47,4		-47,4
Impôts	-17,8	-9,7	-4,7	-12,8
Sociétés mises en équivalence et intérêts minoritaires	-1,0			-1,0
Bénéfice net avant amort. des écarts d'acquisition	**40,7**	**-46,2**	**17,4**	**11,9**
Amortissement des écarts d'acquisition				
Résultat net – part du Groupe	**40,7**	**-46,2**	**17,4**	**11,9**

Les différentes étapes pour convertir les états financiers selon les principes comptables américains (US GAAP) en états financiers pro forma, selon les principes comptables d'Atos Origin et en ligne avec les principes comptables IFRS sont les suivantes :

Des ajustements de principes comptables (Ajust. GAAP), pour mettre en harmonie les états financiers du Groupe Sema avec les principes comptables français appliqués par le Groupe Atos Origin, entraînant l'élimination des ajustements d'US GAAP non applicables (ou appréhendés différemment par Atos Origin) et des **éliminations de charges,** pour refléter l'activité du Groupe Sema comme s'il avait été une entité indépendante au cours de ces périodes. Ils incluent principalement :

- Le retraitement de la marge normative sur les contrats,
- Le reclassement en résultat exceptionnel des coûts de restructuration,
- L'élimination des coûts propres à l'environnement Schlumberger (honoraires, informatique et logistique de Schlumberger).

Ces ajustements ont été expliqués dans le Document E enregistré auprès de l'Autorité des Marchés Financiers AMF sous le numéro d'enregistrement E.04-004 en date du 16 janvier 2004.

Compte de résultat combiné pro forma

(en millions d'euros)	Exercice clos le 31 décembre 2003			
	Atos Origin	Sema Group	Acquisition (a)	Combiné
Chiffre d'affaires	3 035,0	2 370,0		5 405,0
Résultat d'exploitation	247,8	70,8		318,6
Résultat financier	-26,6	2,3	-25,3	-49,6
Résultat exceptionnel	-54,9	-47,4		-102,3
Impôts	-40,9	-12,8	9,0	-44,7
Sociétés mises en équivalence et intérêts minoritaires	-11,3	-1,0		-12,3
Résultat net avant amortissement des écarts d'acquisition	**114,2**	**11,9**	**-16,3**	**109,7**
Amortissement des écarts d'acquisition	-283,2		-70,7	-353,9
Résultat net – Part du Groupe	**-169,0**	**11,9**	**-87,0**	**-244,2**
Nombre moyen d'actions	45 458 166		19 000 000	64 458 166
EPS (b) avant éléments exceptionnels et amort. écarts d'acq. (d)	3,36		-0,69	2,67
EPS de base (b) (c)	-3,72		-0,07	-3,79

(a) Ajustement nécessaire pour refléter la date d'acquisition au 1er janvier 2003
(b) Résultat par action
(c) en euros, basé sur le nombre moyen d' actions
(d) Net d'impôts

b) Frais de personnel

(en millions d'euros)	Exercice clos le 31 décembre 2004	% du chiffre d'affaires	Exercice clos le 31 décembre 2003	% du chiffre d'affaires	Exercice clos le 31 décembre 2002
Salaires	-2 120,2	-40,0 %	-1 277,6	-42,1 %	-1 265,8
Charges sociales	-600,9	-11,3 %	-354,8	-11,7 %	-328,3
Taxes, *formation, intéressement* et participation	-57,4	-1,1 %	-35,4	-1,2 %	-36,2
Dotation nette aux provisions pour retraite	16,5	0,3 %	0,5	0,0 %	-11,7
Total	**-2 762,0**	**-52,1 %**	**-1 667,3**	**-54,9 %**	**-1 642,0**

c) Répartition de l'effectif par zone géographique

Zone géographique	Effectif à la clôture de l'exercice 2004	Effectif à la clôture de l'exercice 2003	Effectif à la clôture de l'exercice 2002	Effectif moyen sur l'exercice 2004	Effectif moyen sur l'exercice 2003	Effectif moyen sur l'exercice 2002
France	12 489	7 894	8 685	12 403	8 467	8 657
Royaume-Uni	6 658	1 847	2 139	6 581	1 933	1 592
Pays-Bas	8 321	8 424	9 019	8 418	8 667	8 184
Autres EMEA	14 136	6 036	6 319	13 493	6 216	6 571
Amériques	2 714	1 014	1 210	2 631	1 070	1 367
Asie – Pacifique	2 067	1 163	1 131	2 041	1 130	1 134
Structures Groupe	199	95	99	233	96	100
Total	**46 584**	**26 473**	**28 602**	**45 800**	**27 577**	**27 606**

d) Coûts et charges d'exploitation

(en millions d'euros)	Exercice clos le 31 décembre 2004	% du chiffre d'affaires	Exercice clos le 31 décembre 2003	% du chiffre d'affaires	Exercice clos le 31 décembre 2002
Achat pour revente et royalties	-407,5	-7,7 %	-241,1	-7,9 %	-172,6
Sous-traitance	-588,0	-11,1 %	-177,8	-5,9 %	-215,2
Coûts et maintenance des locaux et matériel	-207,3	-3,9 %	-126,8	-4,2 %	-136,7
Moyens de production	-359,7	-6,8 %	-161,2	-5,3 %	-161,4
Télécommunications	-106,5	-2,0 %	-103,3	-3,4 %	-117,8
Transports et déplacements	-144,8	-2,7 %	-57,1	-1,9 %	-81,8
Impôts et taxes, autres que l'impôt sur les sociétés	-30,8	-0,6 %	-21,8	-0,7 %	-21,4
Autres coûts et charges d'exploitation (*)	-238,9	-4,5 %	-132,6	-4,4 %	-117,2
Sous total charges	-2 083,5	-39,3 %	-1 021,8	-33,7 %	-1 024,0
Amortissement des immobilisations	-149,9	-2,8 %	-102,4	-3,4 %	-125,1
Dotation nette aux provisions pour actif circulant	16,4	0,3 %	4,0	0,1 %	4,5
Dotation nette aux provisions pour risques et charges	61,8	1,2 %	0,7	0,0 %	9,3
Sous-total amortissement et provisions	-71,7	-1,4 %	-97,7	-3,2 %	-111,3
Total	-2 155,2	**-40,7 %**	**-1 119,5**	**-36,9%**	**-1 135,3**

(*) *Services, honoraires, publicité, véhicules de société etc...*

e) Résultat financier

(en millions d'euros)	Produits	Charges	Exercice clos le 31/12/2004	Exercice clos le 31/12/2003	Exercice clos le 31/12/2002
Emprunt obligataire convertible en actions	10,9	-12,9	-2,0	-1,7	-3,8
Dette à long et moyen terme		-33,0	-33,0	-22,9	-14,1
Crédit bail (*)		-4,5	-4,5	-0,8	-1,3
Financement à court terme	8,6	-6,4	2,2	7,2	2,5
Charge nette de financement	**19,5**	**-56,8**	**-37,3**	**-18,2**	**-16,7**
Charge financière de retraite		-4,0	-4,0		
Gains et pertes de change		-3,2	-3,2	-4,2	-2,0
Amortissements et provisions financières	1,4	-3,1	-1,7	-4,2	-8,5
Autres		-2,4	-2,4	0,0	-0,1
Total	**20,9**	**-69,4**	**-48,5**	**-26,6**	**-27,3**

(*) Les charges de crédit bail ont augmenté de 3,7 millions d'euros suite aux coûts de financement de crédit bail des actifs liés aux opérations Celinet cédées le 23 juillet 2004.

L'endettement net moyen a augmenté de 399 millions d'euros en 2003 à 671 millions en 2004. Si l'on exclut le financement des actifs de Cellnet, *le coût moyen des dettes s'est élevé à 5,0 % contre 4,6 % en 2003.*

f) Eléments exceptionnels

Les éléments exceptionnels, qui se sont élevés à 150 millions d'euros, se composent principalement des frais d'intégration de 23 millions d'euros, de rationalisation pour 15 millions d'euros et de réorganisation du personnel pour 110 millions d'euros.

g) Impôts sur les sociétés

Le taux d'imposition facial pour 2004 est de 27,7 %, contre 24,6 % en 2003. Après prise en compte de l'amortissement des écarts d'acquisition déductible, le taux effectif s'élève à 31,0 %, comparé à 29,3 % en 2003. L'amortissement des écarts d'acquisition déductible, d'un montant de 19,7 millions d'euros, provient de l'intégration des entités KPN et KPMG Consulting au Royaume-Uni.

* Le résultat net avant impôts et amortissement des écarts d'acquisition est calculé comme suit :

(en millions d'euros)	Exercice clos le 31 décembre 2004	Exercice clos le 31 décembre 2003	Exercice clos le 31 décembre 2002
Résultat courant	336,3	221,2	238,3
Résultat exceptionnel	-149,6	-54,9	-70,8
Résultat avant impôt et avant amortissement des écarts d'acquisition	**186,8**	**166,3**	**167,5**
Amortissement des écarts d'acquisition déductibles	-19,7	-26,9	-12,7
Base théorique imposable	**167,0**	**139,4**	**154,8**
Charge d'impôt Groupe	-51,7	-40,9	-46,9
Taux effectif d'impôt du Groupe	31,0 %	29,3 %	30,3 %

* Impôts courants et différés

(en millions d'euros)	Exercice clos le 31 décembre 2004			Exercice clos le 31 décembre 2003			Exercice clos le 31 décembre 2002		
	France	International	Total	France	International	Total	France	International	Total
Impôts courants	-11,6	-26,1	-37,7	-31,6	-22,4	-54,0	-18,2	-10,6	-28,8
Impôts différés	-5,8	-8,2	-14,0	-1,4	14,5	13,1	3,4	-21,5	-18,1
Total	-17,4	-34,3	-51,7	-33,0	-7,9	-40,9	-14,8	-32,1	-46,9

La charge d'impôts différés de 14 millions d'euros pour 2004 résulte d'une reprise nette de provisions d'impôts différés pour 9,3 millions d'euros et d'une charge de 3,5 millions d'euros relatives à l'annonce d'une réduction du taux nominal d'imposition aux Pays-Bas et en France pour les trois prochaines années.

* Taux effectif d'impôt

La différence entre le taux courant d'imposition en France et le taux effectif est présenté ci-dessous :

(en millions d'euros)	Exercice clos le 31 décembre 2004	Exercice clos le 31 décembre 2003	Exercice clos le 31 décembre 2002
Résultat net avant impôts et après amortissement des écarts d'acquisition déductibles	167,0	139,4	154,8
Taux courant d'imposition en France	35,4 %	35,4 %	35,4 %
Impôt théorique au taux courant français	**-59,1**	**-49,3**	**-54,8**
Effet des différences permanentes	1,8	-6,1	1,1
Différences de taux d'imposition à l'étranger	-0,8	2,9	1,7
Effet des actifs d'impôts non reconnus	9,3	13,8	2,0
Autres	-2,9	-2,2	3,1
Charge d'impôts du Groupe	**-51,7**	**-40,9**	**-46,9**
Taux effectif d'impôt	**31,0 %**	**29,3 %**	**30,3 %**

* L'analyse par nature et par origine des impôts différés se présente comme suit :

(en millions d'euros)	Valeur brute	Provision	Valeur nette au 31 décembre 2004	Valeur nette au 31 décembre 2003
Reports déficitaires	275,5	-217,9	57,6	47,2
Différences temporaires, ajustements et provisions	292,9	-76,1	216,8	34,3
Total (*)	**568,4**	**-294,0**	**274,4**	**81,5**

(*) Net d'actifs d'impôts différés pour 279,8 millions d'euros (note p) de passifs d'impôts différés pour 5,4 millions d'euro (note v)

Les actifs d'impôts non provisionnés représentent les profits comptabilisés, entité fiscale par entité fiscale, pour prendre en compte les économies probables d'impôts courants futurs. Ces économies ont été limitées à la capacité de chaque entité fiscale de recouvrer ces actifs dans un avenir proche. Le Groupe n'a pas procédé à

l'actualisation des impôts différés dans la mesure où les effets de l'actualisation n'étaient pas significatifs par entité fiscale et que pour certaines d'entre elles un échéancier fiable de reversement n'avait pas pu être établi.

Le Groupe provisionne ses actifs d'impôts en fonction de leurs perspectives d'utilisation qui sont déterminées à partir des résultats nets historiques et des prévisions financières des entités concernées en tenant compte des restructurations juridiques en cours.

* L'échéancier des déficits fiscaux reportables se présente comme suit :

(en millions d'euros)	31 décembre 2004	31 décembre 2003	31 décembre 2002
2003			9,2
2004		5,7	0,9
2005	0,9	1,1	2,2
2006	0,5	1,8	3,5
2007	5,5	1,3	22,1
2008	4,6	24,2	
2009	293,9		
Déficits fiscaux reportables à + de 5 ans	239,7	42,5	76,5
Déficits fiscaux reportables ayant une échéance	**545,0**	**76,6**	**114,4**
Déficits fiscaux reportables indéfiniment	**292,2**	**443,8**	**95,8**
Total des déficits fiscaux reportables	**837,2**	**520,4**	**210,2**
Impôts différés sur déficits fiscaux reportés	275,5	150,1	60,9
Dépréciation	-217,9	-102,9	-44,2
Impôts différés nets sur déficits fiscaux	**57,6**	**47,2**	**16,7**

Par rapport à 2003, les pertes fiscales reportables ont augmenté de 523 millions d'euros. Cette augmentation peut être analysée comme suit :

- 159 millions d'euros de pertes existantes dans le Groupe Sema.
- 361 millions d'euros au titre de cessions en Amérique du Nord, dont 207 millions de moins values sur titres et 154 millions d'euros de pertes d'exploitation.
- Baisse des pertes de 226 millions d'euros dues à la perte de valeur d'Atos Consulting au Royaume-Uni en 2003.

Les pays avec les pertes fiscales les plus importantes sont les Etats-Unis (395 millions d'euros), le Royaume-Uni (98 millions d'euros), la France (61 millions d'euros), l'Allemagne (59 millions d'euros) et l'Italie (41 millions d'euros).

Le montant des impôts différés actifs sur les différences temporaires est passé de 34 millions d'euros à 217 millions d'euros, soit une augmentation de 183 millions d'euros due principalement aux impôts différés sur les retraites dans les entités au Royaume-Uni reconnus dans leur intégralité.

h) Intérêts minoritaires

Ils s'élèvent à 6,8 millions d'euros. Les plus significatifs concernent :

- AtosEuronext, Bourse Connect et des sociétés en parterariat avec Euronext (3,4 millions d'euros)
- Atos Wordline GmbH, société spécialisée dans les services de paiement en Allemagne (1,8 millions d'euros)

i) Résultat par action

Le Groupe applique les règles de calcul du résultat par action telles que décrites dans les principes comptables du Groupe. Selon cette méthode, les fonds recueillis à la date d'exercice des droits sont supposés être placés et rémunérés au taux du marché monétaire ou au taux de rentabilité interne.

La réconciliation entre le résultat de base par action et le résultat dilué par action est la suivante :

	Exercice clos le 31 décembre 2004	Exercice clos le 31 décembre 2003	Exercice clos le 31 décembre 2002
Résultat net – Part du Groupe [a]	**10,5**	**-169,0**	**70,8**
Impact de la conversion des titres dilutifs	0,6	1,4	0,1
Résultat net dilué – Part du Groupe [b]	**11,1**	**-167,6**	**70,9**
Nombre moyen pondéré d'actions en circulation [c]	**65 821 887**	**45 458 166**	**43 954 677**
Effets des instruments dilutifs			
Warrants Philips			2 387 413
Obligations ORA KPMG			3 657 000
Complément de prix Actions KPMG Consulting		847 500	847 500
Bons de souscription d'actions (*)	1 305 081	1 448 373	
Exercice de titres dilutifs	**1 305 081**	**2 295 873**	**6 891 913**
Valeur moyenne pondérée des titres dilutifs [d]	**1 651 897**	**2 922 267**	**6 891 913**
Nombre moyen pondéré dilué des actions [e]=[c]+[d]	**67 473 784**	**48 380 433**	**50 846 590**
Résultat par action en euros [a]/[c]	**0,16**	**-3,72**	**1,61**
Résultat par action dilué en euros [b]/[e]	**0,17**	**-3,42**	**1,39**

(*) *au cas où le prix d'exercice est inférieur au prix de l'action à la fin de l'exercice*

Notes annexes au bilan consolidé

i) Bilan d'ouverture consolidé

Le Groupe a finalisé le bilan d'ouverture de Sema en affectant son prix d'acquisition à la juste valeur des actifs et passifs identifiables de Sema, conformément aux normes comptables françaises et en ligne avec les IFRS.

Le bilan d'ouverture consolidé au 1er janvier 2004 est établi à partir :

- des comptes consolidés d'Atos Origin, tels que décrits dans le Rapport Annuel 2003, établis en conformité avec les principes comptables français appliqués par Atos Origin, exprimés en euros et certifiés par les commissaires aux comptes pour *l'exercice clos 31 décembre 2003*.

- des actifs et passifs acquis du Groupe Sema au 1er janvier 2004 établis par Schlumberger, retraités en accord avec les principes comptables français appliqués par Atos Origin, exprimés en euros.

- d'ajustements du bilan d'ouverture afin d'évaluer les actifs et passifs identifiables du Groupe Sema à leur juste valeur en conformité avec les règles comptables françaises (French GAAP) et en ligne avec les IFRS.

- des écritures relatives à l'acquisition, établies par Atos Origin et décrites ci-après, en ligne avec les principes comptables français appliqués par Atos Origin, exprimées en euros à la clôture 2004.

Groupe Sema – Bilan d'ouverture au 1er janvier 2004

(en millions d'euros) Actif	Actif acquis	Ajust. BO (*)	Pro forma Sema	Passif	Passif acquis	Ajust. BO (*)	Pro forma Sema
Immobilisations incorporelles	22,1		22,1	Capitaux propres part du Groupe	519,6	-437,6	82,1
Immobilisations corporelles	120,8	-6,5	114,3	Intérêts minoritaires	2,6		2,6
Immobilisations financières	8,5	-1,1	7,4				
Total actif immobilisé	**151,4**	**-7,6**	**143,8**	**Capitaux propres**	**522,2**	**-437,6**	**84,7**
Actif net en cours de cession	**303,4**	**-123,7**	**179,7**	Retraites	163,1	146,1	309,2
Impôts différés	104,0	66,1	170,1	Autres provisions	120,0	184,8	304,6
Besoin net en fonds de roulement	174,2	-41,6	132,6	**Total provisions**	***283,0***	***330,8***	***613,8***
Besoin en fonds de roulement	**278,2**	**24,5**	**302,7**	**Endettement net**	**-72,3**		**-72,3**
Total actif	**733,0**	**-106,8**	**626,2**	**Total passif**	**733,0**	**-106,8**	**626,2**

(*) bilan d'ouverture

Actif net en cours de cession au 1er janvier 2004

(en millions d'euros) ACTIF NET	Actif acquis	Ajustements BO	Pro forma Sema
Cellnet	284,2	-123,7	160,5
PA-Konsult	19,2		19,2
Total	**303,4**	**-123,7**	**179,7**

Besoin en fonds de roulement au 1er janvier 2004

(en millions d'euros) *ACTIF*	Actif acquis	Ajustements BO	Pro forma Sema
Impôts différés nets	104,0	66,1	170,1
Créances clients et comptes rattachés	748,2	-25,2	723,0
Dettes fournisseurs	-208,9		-208,9
Autres actifs et passifs	-365,1	-16,4	-381,5
Total	**278,2**	**24,5**	**302,7**

Provisions au 1er janvier 2004

(en millions d'euros) PASSIF	Passif acquis	Ajustements BO	Pro forma Sema
Retraites	-163,1	-146,1	-309,2
Ajustements du bilan d'ouverture	-4,5	-6,5	-11,0
Réorganisation	-8,0	-3,6	-11,6
Rationalisation	-8,7	-37,6	-46,3
Engagements sur projets	-67,2	-72,0	-139,2
Litiges et risques	-31,5	-65,0	-96,5
Total	**-283,0**	**-330,8**	**-613,8**

Bilan d'ouverture consolidé au 1er janvier 2004

(en millions d'euros) Actif	Atos Origin	Groupe Sema	1er janvier 2004 Total	Acquisition	Consolidé
Écarts d'acquisition	742,3		742,3	1 413,6	2 155,9
Autres immobilisations incorporelles	27,1	22,1	49,2		49,2
Immobilisations corporelles	156,0	114,3	270,3		270,3
Immobilisations financières	18,3	7,4	25,7		25,7
Actif immobilisé	**943,7**	**143,8**	**1 087,5**	**1 413,6**	**2 501,1**
Besoin en fonds de roulement net d'impôt différé	64,0	132,6	196,6		196,6
Impôt différé	81,6	170,1	251,7		251,7
Besoin en fonds de roulement	**145,6**	**302,7**	**448,3**		**448,3**
Actifs en cours de cession		**278,9**	**278,9**		**278,9**
Total de l'actif	**1 089,3**	**725,4**	**1 814,7**	**1 413,6**	**3 228,3**
Passif	**Atos Origin**	**Groupe Sema**	**Total**	**Acquisition**	**Consolidé**
Capitaux propres – Part du Groupe	535,7	82,1	617,8	909,3	1 527,1
Intérêts minoritaires	48,2	2,6	50,8		50,8
Total capitaux propres part du Groupe	**583,9**	**84,7**	**668,6**	**909,3**	**1 577,9**
Provisions pour retraites	105,2	309,2	414,4		414,4
Autres provisions	134,2	304,6	438,8		438,8
Provisions pour risques et charges	**239,4**	**613,8**	**853,2**		**853,2**
Endettement net	**266,0**	**-72,3**	**193,7**	**504,3**	**698,0**
Passifs en cours de cession		**99,2**	**99,2**		**99,2**
Total du passif	**1 089,3**	**725,4**	**1 814,7**	**1 413,6**	**3 228,3**

k) Écarts d'acquisition

Un test des valeurs nettes comptables des actifs à long terme au 31 décembre 2004 a été mené en application de la procédure mise en place par le Groupe dans le cadre du contrôle de la valeur de ces actifs. Cette procédure telle que décrite dans les principes comptables du Groupe, s'appuye sur la méthode des flux nets futurs de trésorerie actualisés et consiste en l'évaluation de la valeur recouvrable de chaque pays générant ses flux propres de trésorerie. Cette évaluation est effectuée sur la base de paramètres issus du processus budgétaire et étendus sur un horizon de 4 ans, incluant des taux de croissance et de rentabilité jugés raisonnables. Le taux d'actualisation utilisé est de 9.2% et résulte d'un consensus d'études d'analystes financiers effectuées en fin d'année 2004. Le taux d'actualisation a été appliqué à l'ensemble des pays pour l'évaluation de leur flux propre de trésorerie. Au 31 décembre 2004, aucune dépréciation n'a été enregistrée, les montants recouvrables déterminés ainsi étant supérieurs aux valeurs nettes comptables.

(en millions d'euros)	31/12/ 2002	Acquisitions Dotation	Cessions Reprises	Écarts de conversion	31/12/ 2003	Acquisitions Dotation	Cessions Reprises	Écarts de conversion	31/12/ 2004
Valeur brute	**1 194,0**	35,3	-10,7	-35,0	**1 183,6**	1 416,2	-1,0	-0,3	**2 598,6**
Amortissement courant	**-136,1**	-57,8	4,8	5,2	**-183,9**	-117,1	0,6	0,9	**-299,5**
Amortissement exceptionnel	**-28,7**	-228,8 (*)			**-257,5**	-10,9 (**)	-	-	**-268,4**
Valeur nette	**1 029,2**	**-251,3**	**-5,9**	**-29,8**	**742,3**	**1 288,2**	**-0,4**	**0,6**	**2 030,7**

(*) La dotation exceptionnelle aux amortissements de l'exercice 2003 d'un montant de 228,8 millions d'euros inclut une charge de dépréciation exceptionnelle de 225,3 *millions relative à Atos KPMG Consulting au Royaume-Uni.*

(**) La dotation au provision pour dépréciation exceptionnelle d'un montant de 10,9 millions d'euros au titre de l'exercice 2004 couvre la reprise de provisions inutilisées au bilan d'ouverture d'Atos Consulting au Royaume-Uni et aux Pays-Bas.

Écart d'acquisition définitif de Groupe Sema

Conformément aux dispositions du règlement 99-02 et aux normes comptables internationales IFRS (IFRS 3), les éléments remis en contrepartie de l'acquisition on été évalués à leur juste valeur à la date de contrôle à savoir le 1er janvier 2004 :

- Les 19,3 millions d'actions émises par Atos Origin au profit de Schlumberger incluant 0,3 million d'actions d'auto-contrôle ont été valorisées sur la base du cours de l'action au 1er janvier 2004 soit 51,35 *euros* ;
- Le prix d'acquisition en numéraire de 400 millions d'euros a été diminué de la rétrocession accordée par Schlumberger de 50 millions d'euros en numéraire ;

- Le complément payé en numéraire à la date de finalisation de l'acquisition correspondait à un excédent du besoin de fonds de roulement et de la trésorerie disponible pour un montant global de 142 millions d'euros ;
- Les frais d'acquisition d'un montant de 12 millions d'euros nets d'impôt.

Le prix d'achat total de 1 496 millions d'euros se décompose comme suit :

(en millions d'euros)	
Actions émises par Atos Origin en faveur de Schlumberger	991
Prix d'acquisition en numéraire	350
Complément payé en numéraire	142
Frais d'acquisition (nets d'impôt)	12
Total	**1 496**

L'écart d'acquisition de 1 414 millions d'euros s'établit comme suit :

(en millions d'euros)	
Prix d'acquisition (I)	**1 496**
Actifs nets acquis du Groupe Sema	520
Ajustement du bilan d'ouverture	-438
Actifs nets ajustés	**82**
Écart d'acquisition brut au 1er janvier 2004 (I) – (II)	**1 414**

l) Autres immobilisations incorporelles

(en millions d'euros)	*Valeur brute*	*Amortissement*	*Valeur nette*
Au 31 décembre 2002	**109,7**	**-77,5**	**32,2**
Acquisitions / dotations	11,4	-12,7	-1,3
Cessions / reprises	-9,8	9,3	-0,5
Variations de périmètre / écarts de conversion	-7,7	4,4	-3,3
Au 31 décembre 2003	**103,6**	**-76,5**	**27,1**
Acquisitions / dotations	24,9	-24,9	
Cessions / reprises	-25,2	19,1	-6,1
Variations de périmètre / écarts de conversion	202,4	-95,1	107,3
Au 31 décembre 2004	**305,7**	**-177,4**	**128,3**

Les immobilisations incorporelles au 31 décembre 2004 sont principalement constituées de logiciels acquis pour nos besoins internes ou ceux de nos clients. *Les logiciels développés par le Groupe sont normalement* comptabilisés en charges de l'exercice où les coûts sont encourus.

Les variations de périmètre en 2004 concernent essentiellement l'acquisition du Groupe Sema et des « up-front payments » pour 83 millions d'euros en relation avec l'acquisition de nouveaux contrats d'infogérance liés aux sociétés de KardstadtQuelle et E-Plus. Ces « up-front payments » ne sont pas amortis en raison de leur durée de vie indéfinie, mais sont en revanche soumis à un test annuel de dépréciation.

m) Immobilisations corporelles

(en millions d'euros)	Terrains	Constructions	Matériel informatique	Autres immobilisations	Immobilisations en cours	Avances et acomptes	Total
Valeur brute au 31/12/2002	**1,2**	**115,3**	**479,4**	**124,0**	**3,3**	**0,2**	**723,4**
Acquisitions		7,0	32,2	5,0	-0,3	0,1	44,0
Cessions		-8,4	-22,4	-11,8			-42,6
Variations du périmètre	-0,1	-1,4	-20,7	-3,6	-2,6	-0,2	-28,6
Valeur brute au 31/12/2003	**1,1**	**112,5**	**468,5**	**113,6**	**0,4**	**0,1**	**696,3**
Acquisitions		16,8	50,2	31,9	0,5	0,1	99,5
Cessions		-8,1	-45,9	-45,7	-	-	-99,7
Variations du périmètre	2,5	54,5	133,2	156,8	8,4	-0,1	355,2
Valeur brute au 31/12/2004	**3,6**	**175,7**	**606,0**	**256,7**	**9,3**	**-0,1**	**1 051,3**
Amortissements cumulés au 31/12/2002	**0,0**	**-49,0**	**-365,8**	**-91,3**	**0,0**	**0,0**	**-506,1**
Dotations		-14,6	-67,7	-13,2			-95,5
Reprises		6,0	20,3	11,2			37,5
Variations du périmètre		2,5	18,9	2,5			23,9
Amortissements cumulés au 31/12/2003	**0,0**	**-55,1**	**-394,3**	**-90,8**	**0,0**	**0,0**	**-540,3**
Dotations		-20,0	-73,1	-31,9			-125,1
Reprises		5,4	40,2	44,5			90,1
Variations du périmètre		-27,5	-89,7	-126,0			-243,3
Amortissements cumulés au 31/12/2004	**0,0**	**-97,3**	**-516,9**	**-204,3**	**0,0**	**0,0**	**-818,6**
Valeur nette au 31/12/2004	**3,6**	**78,4**	**89,0**	**52,4**	**9,3**	**0,1**	**232,8**

n) Immobilisations financières

Les immobilisations financières d'un montant de 26,2 millions d'euros comprennent des titres comptabilisés selon la méthode de la mise en équivalence et des participations non consolidées s'élevant à 1,7 millions d'euros, des prêts, dépôts et garanties (essentiellement liés à des locations immobilières) d'un montant de 24,5 millions d'euros.

o) Créances clients et comptes rattachés

(en millions d'euros)	31/12/2004	31/12/2003	31/12/2002
Valeur brute	1 569,0	788,9	908,0
Dépréciation	-46,5	-34,2	-36,1
Valeur nette à l'actif	**1 522,5**	**754,7**	**871,9**
Avances et acomptes reçus	-23,0	-86,8	-87,2
Produits constatés d'avance TTC et clients créditeurs	-306,2	-106,0	-66,0
Créances clients nettes (TTC)	**1 193,3**	**561,9**	**718,7**
Ratio clients en jours de chiffre d'affaires	**64**	**57**	**68**

p) Autres créances et comptes de régularisation

(en millions d'euros)	31/12/2004	31/12/2003	31/12/2002
Actif en cours de cession	21,7		
Créances fiscales relatives à la TVA	37,3	33,2	56,3
Créances d'impôts (carry back, IFA, crédits d'impôts)	66,8	28,4	43,7
Impôts différés actifs	279,8	89,9	77,4
Créances sur cessions d'immobilisations corporelles et financières	2,4	5,2	5,9
Autres créances	67,9	34,2	25,2
Comptes de régularisation	89,5	58,8	55,7
Total	**565,4**	**249,7**	**264,2**

q) Capital social

	Nombre de titres	Valeur nominale	Total (en milliers d'euros)
Capital social au 31 décembre 2002	44 055 676	1 EUR	44 055,7
Capital social au 31 décembre 2003	47 869 633	1 EUR	47 869,6
Capital social au 31 décembre 2004	**66 938 254**	**1 EUR**	**66 938,3**

Les augmentations de capital s'analysent comme suit :

(en millions d'euros)

Dates du Directoire	Nature de l'augmentation de capital	Nombre de titres créés	Effet en capital	Effet sur la prime d'émission
22 janvier 2004	Acquisition de Sema	19 000 000	19,0	854,1
31 mars 2004	Levée d'options	47 186	0,05	1,6
30 juin 2004	Levée d'options	12 820	0,01	0,6
30 septembre 2004	Levée d'options	1 320		0,03
31 décembre 2004	Levée d'options	7 295		0,2
Total au 31/12/2004		**19 068 621**	**19,1**	**856,5**

r) Intérêts minoritaires

La part des intérêts minoritaires dans les capitaux propres s'élève à 52,7 millions d'euros. Ils se répartissent comme suit pour les plus significatifs :

- AtosEuronext, Bourse Connect et les sociétés en partenariat avec Euronext : 40,3 millions d'euros
- Atos Worldline GmbH, société allemande spécialisée dans les services de paiement : 5,6 millions d'euros

s) Provisions pour risques et charges

(en millions d'euros)	2002	Autres (a)	Dotations	Reprises	2003	Sema 01/01/2004	Sema ajust. BO	Total combiné 01/01/2004	Autres (a)	Dotations	Reprises	2004
Ajustement de bilan d'ouverture	**22,4**	1,1	2,7	-8,8	**17,5**	4,5	6,5	**28,5**	-0,2	-	-14,7	**13,6**
Réorganisation	**49,6**	-1,9	16,1	-41,2	**22,6**	8,0	3,6	**34,2**	-0,3	81,7	-64,5	**51,1**
Rationalisation	**9,8**	15,5	0,6	-6,1	**19,7**	8,7	37,6	**66,0**	-5,9	10,4	-20,2	**50,3**
Engagements sur projets	**12,4**	20,2	3,9	-8,2	**28,3**	67,2	72,0	**167,5**	-11,4	7,2	-63,0	**100,3**
Risques et litiges	**63,0**	-	3,6	-20,4	**46,1**	31,5	65,0	**142,6**	1,4	10,1	-40,9	**113,3**
Retraites	**109,4**	-3,8	33,2	-33,6	**105,2**	163,1	146,1	**414,4**	112,3	69,9	-82,0	**514,7**
Total provisions	**266,6**	**31,0**	**60,1**	**-118,3**	**239,4**	**283,0**	**330,8**	**853,2**	**95,9**	**179,3**	**-285,3**	**843,3**

(a) La colonne « Autres » correspond aux ajustements de bilan d'ouverture, aux variations de périmètre, aux écarts de conversion *ainsi qu'au changement de méthode comptable concernant les retraites en 2004.*

*** Ajustement du bilan d'ouverture**

(en millions d'euros)	2002	Autres (a)	Dotations	Reprises	2003	Sema 01/01/2004	Sema ajust. BO	Total combiné 01/01/2004	Autres (a)	Dotations	Reprises	2004
Ajustement du bilan d'ouverture	22,4	1,1	2,7	-8,8	17,5	4,5	6,5	28,5	-0,2	-	-14,7	13,6

(a) Ajustements d'écarts d'acquisition et d'écarts de conversion, ainsi que variations du périmètre du Groupe.

Les provisions de bilan d'ouverture couvrent essentiellement des engagements d'achat de licences de logiciels sans contrepartie d'activité, repris à l'occasion des acquisitions d'Origin et du Groupe Sema.

*** Réorganisation**

(en millions d'euros)	2002	Autres (a)	Dotations	Cessions	2003	Sema 01/01/2004	Sema ajust. BO	Total combiné 01/01/2004	Autres (a)	Dotations	Reprises	2004
Réorganisation	49,6	-1,9	16,1	-41,2	22,6	8,0	3,6	34,2	-0,3	81,7	-64,5	51,1

(a) Ajustements des écarts d'acquisition et écarts de conversion, variations du périmètre.

Les provisions pour réorganisation au 31 décembre 2004 incluent des provisions de restructurations d'organisation et d'effectifs d'Atos Origin et du Groupe Sema avant le 1er janvier 2004 et de nouvelles provisions comptabilisées au compte de résultat en 2004 pour couvrir le coût du plan de réorganisation après intégration.

*** Rationalisation**

(en millions d'euros)	2002	Autres (a)	Dotations	Cessions	2003	Sema 01/01/2004	Sema ajust. BO	Total combiné 01/01/2004	Autres (a)	Dotations	Reprises	2004
Rationalisation	9,8	15,5	0,6	-6,1	19,7	8,7	37,6	66,0	-5,9	10,4	-20,2	50,3

(a) Ajustements des écarts d'acquisition et écarts de conversion, variations du périmètre.

Les provisions pour rationalisation au 31 décembre 2004 incluent des provisions pour couvrir la rationalisation des locaux et des centres de production d'Atos Origin et du Groupe Sema avant le 1er janvier 2004, ainsi que des nouvelles provisions créées en 2004 pour couvrir la rationalisation de locaux après rapprochement, y compris les dégradations potentielles et remises en état relatives aux locaux inoccupés identifiés par le Groupe Sema avant le rapprochement.

*** Engagements sur projets**

(en millions d'euros)	2002	Autres (a)	Dotations	Cessions	2003	Sema 01/01/2004	Sema ajust. BO	Total combiné 01/012004	Autres (a)	Dotations	Reprises	2004
Engagements sur projets	12,4	20,2	3,9	-8,2	28,3	67,2	72,0	167,5	-11,4	7,2	-63,0	100,3

(a) Ajustements des écarts d'acquisition et écarts de conversion, variations du périmètre.

*** Risques et litiges**

(en millions d'euros)	2002	Autres (a)	Dotations	Cessions	2003	Sema 01/01/2004	Sema ajust. BO	Total combiné 01/012004	Autres (a)	Dotations	Reprises	2004
Litiges et risques	63,0	-	3,6	-20,4	46,1	31,5	65,0	142,6	1,4	10,1	-40,9	113,3

(a) Ajustements des écarts d'acquisition et écarts de conversion, variations du périmètre.

Les provisions pour risques et litiges concernent les risques et litiges fiscaux (45 millions d'euros) ainsi que d'autres réclamations individuellement non significatives. Une partie substantielle des litiges notifiés a fait l'objet d'une garantie spécifique de Schlumberger, y compris pour les frais de défense. Le plan d'action mis en œuvre au cours des exercices précédents (notamment par la responsabilisation des Opérations en matière d'assurance et l'amélioration de la qualité de service) a par ailleurs permis de poursuivre durant l'exercice la baisse du nombre de litiges et des provisions correspondantes.

*** Retraites et assimilés**

(en millions d'euros)	2002	Autres (a)	Dotations	Cessions	2003	Sema 01/01/2004	Sema ajust. BO	Total combiné 01/01/2004	Autres (a)	Dotations	Reprises	2004
Retraites et assimilés	109,4	-3,8	33,2	-33,6	105,2	163,1	146,1	414,4	112,4	69,9	-82,0	514,7

(a) Ajustements des écarts d'acquisition et écarts de conversion, variations de périmètre.

- Situation au 1er janvier 2004

Les engagements d'Atos Origin au titre des régimes de retraite à prestations définies au 1er janvier 2004, y compris l'intégration du Groupe Sema, s'établissent comme suit :

	31/12/2003	Au 1er janvier 2004					
(en millions d'euros)	Atos Origin	KPN & AC	Évaluation	Reclassement	Total	Groupe Sema	Total combiné
Montant des obligations	-723,3	-170,2	-3,6	-4,4	-901,5	-886,3	-1 787,8
Juste valeur des actifs affectés au financement	557,8	122,1	0,4		680,3	577,1	1 257,4
Situation financière	-165,5	-48,1	-3,2	-4,4	-221,2	-309,2	-530,4
Charges payées d'avance	-5,8				-5,8		-5,8
Reclassement				4,4	4,4		4,4
Provisions	**57,1**	**48,1**			**105,2**	**309,2**	**414,4**
Dette financière	24,0				24,0		24,0
Net reconnu au bilan	75,3	48,1	0,0	4,4	127,8	309,2	437,0
Pertes non reconnues	**-90,2**	**0,0**	**-3,2**	**0,0**	**-93,4**	**0,0**	**-93,4**

La provision destinée au financement des déficits des régimes à prestations définies d'Atos Origin s'élève à 57 millions d'euros au 31 décembre 2003. Les fonds et engagements relatifs aux régimes de retraite des employés de KPN et d'Atos Consulting aux Pays-Bas n'avaient pas été transférés au 31 décembre 2003 et étaient donc comptabilisés sous forme de provision à cette date. Les fonds ont été transférés à Atos Origin en 2004. La somme de ces deux postes s'élevait à 105 millions d'euros au 31 décembre 2003.

Au 31 décembre 2003, les montants des engagements et des actifs de couverture pour deux régimes postérieurs à l'emploi étaient basés sur des projections comme autorisé par la norme IAS19. Pour les besoins de la première application de la norme préférentielle française, le Groupe Atos Origin a procédé à la mise à jour de ces montants.

Un reclassement des engagements sociaux pour un montant de 4 millions d'euros a été effectué pour couvrir les engagements de préretraite en Allemagne au 1er janvier 2004.

Les pertes non reconnues sur les plans à prestations définies d'Atos Origin au 1er janvier 2004 s'élevant à 93 millions d'euros ont été comptabilisées en diminution des capitaux propres au 1er janvier 2004. Cet ajustement correspond au changement de méthode comptable lié au non amortissement des pertes actuarielles au 1er janvier 2004. De ce fait, la situation d'ouverture des provisions au 1er janvier 2004 tenant compte du changement de *méthode comptable s'établit comme suit :*

(en millions d'euros)	Au 31/12 2003	Combiné 31/122004	Variation 31/122004	Au 31/12 2004	Autres (a)	Dotations	Cessions	Au 31/12 2004
Retraites	105,2	414,4	93,4	507,8	19,0	69,9	-82,0	514,7

La provision pour retraites au 1er janvier 2004 n'intègre pas 24 millions d'euros qui avaient été comptabilisés en dettes financières au bilan d'Atos Origin au 31 décembre 2003. Un plan de refinancement du principal fonds de pension au Pays-Bas a été renégocié avec le fonds de pension néerlandais au cours de l'exercice 2003 et a reçu l'aval de l'autorité de contrôle nationale (PVK). En contrepartie de la diminution d'engagements futurs

d'indexation, des cotisations complémentaires seront versées par Atos Origin en 2004 et 2005. L'ensemble de ces actions contribue à restaurer les critères prudentiels du fonds de pension selon les normes nationales. Compte tenu de son engagement certain, la contribution de 24 millions d'euros a été reclassée au 31 décembre 2003 du poste provisions au poste de dettes financières. 16,5 millions d'euros ont été versés en 2004.

La colonne « Autres » du tableau ci-dessus intègre des engagements de retraite correspondant aux nouveaux contrats d'infogérance liés aux sociétés de KardstadQuelle et E-Plus (17 millions d'euros).

- Engagements de retraite au 1er janvier 2004 par pays

Les engagements du Groupe Atos Origin au 1er janvier 2004, après l'intégration du Groupe Sema et imputation sur les capitaux propres des différences actuarielles non reconnues au 31 décembre 2003, s'établissent comme suit :

Au 1er janvier 2004	Pays-Bas		Royaume-Uni			
(en millions d'euros)	Atos Origin	Groupe Sema	Atos Origin	Groupe Sema	Autres	Total
Montant des obligations	-642,5	-4,2	-158,2	-799,5	-183,4	-1 787,8
Juste valeur des actifs affectés au financement	533,6	3,5	125,4	532,5	62,4	1 257,4
Situation financière	-108,9	-0,7	-32,8	-267,0	-121,0	-530,4
Provisions	108,9	0,0	32,8	121,3	121,3	384,3
Provisions de bilan d'ouverture	0,0	0,7	0,0	145,7	-0,3	146,1
Total provisions	108,9	0,7	32,8	267,0	121,0	530,4
Gain (perte) actuarielle non reconnu(e)	**0,0**	**0,0**	**0,0**	**0,0**	**0,0**	**0,0**

Au 1er janvier 2004, l'intégration du Groupe Sema a conduit à une augmentation significative de 309 millions d'euros du déficit de financement des retraites, essentiellement au Royaume-Uni et en Allemagne.

Les engagements les plus significatifs du Groupe Atos Origin concernent les entités situées au Royaume-Uni (54 % des engagements du Groupe) et aux Pays-Bas (36 % des engagements du Groupe), où la retraite des salariés est essentiellement assurée au travers de fonds de pension basés en totalité ou en partie sur des prestations définies et qui constituent des entités distinctes administrées paritairement. Leurs ressources sont alimentées par des contributions employeur et salariés ainsi que par le rendement obtenu sur les actifs du fonds, généralement investis en actions et obligations. La solvabilité des fonds fait l'objet d'une surveillance spécifique des régulateurs locaux et est notamment étudiée au travers d'évaluations actuarielles indépendantes périodiques qui visent à s'assurer que les montants de cotisation sont satisfaisants pour garantir les prestations futures. Certaines autres entités du Groupe, notamment en Allemagne, Italie et France gèrent des régimes obligatoires, ainsi que des régimes conventionnels d'indemnité de fin de carrière ou de cessation de service.

Le déficit de financement a été intégralement provisionné dans les comptes d'Atos Origin au 1er janvier 2004 et des provisions de bilan d'ouverture résultant de l'acquisition du Groupe Sema ont été comptabilisée pour un montant de 146 millions.

- Situation au 31 décembre 2004 par pays

Les principales hypothèses utilisées pour les évaluations actuarielles réalisées selon les préconisations de l'IAS 19 sont les suivantes :

	Royaume-Uni			Pays-Bas			Autres pays zone euro		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Taux d'augmentation des salaires	2,50 % à 3 %	2,75 %	3,75 %	1,90 %	3,35 %	3,35 %	2 à 3 %		
Rendement attendu des actifs	7,50 %	7,70 %	7,70 %	7,00 %	7,00 %	7,00 %	Non applicable		
Taux d'actualisation	5,25 %	5,50 %	5,75 %	4,75 %	5,25 %	5,50 %	4,75 %	5,25 %	5,50 %

Les principaux régimes à prestations définies au 31 décembre 2004 sont les suivants :

(en millions d'euros)	Pays-Bas	Royaume-Uni	Autres	31/12/2004
Montant des obligations	-738,4	-1 097,3	-209,6	-2 045,3
Juste valeur des actifs affectés au financement	617,5	757,9	57,3	1 432,7
Situation financière	-120,9	-339,4	-152,3	-612,6
Provisions	85,3	293,7	135,7	514,7
Dette financière	7,5			7,5
Montan net reconnu au bilan	92,8	293,7	135,7	522,2
Coût des services passés non reconnus			-8,9	-8,9
Gain (perte) actuariel(le) non reconnu(e)	-28,1	-45,7	-7,7	-81,5
Gain (perte) non reconnu(e)	**-28,1**	**-45,7**	**-16,6**	**-90,4**
Corridor (10 % du montant des obligations) (*)	73,8	109,7	18,9	
Base amortissable (*)	0,0	4,3	-1,3	
Durée résiduelle moyenne d'activité des salariés	9,0	9,0	12,0	
Charge d'amortissement actuarielle prévisionnelle 2005	**0,0**	**0,5**	**-0,5**	

(*) Le corridor et la base amortissable sont calculés régime par régime.

Les régimes pré financés en partie ou en totalité par des fonds extérieurs (fonds de pension, etc.) représentent au 31 décembre 2004 une obligation totale de 1 878 millions d'euros (92 % de l'engagement du Groupe). Les actifs destinés à couvrir ces plans sont investis en actions (58 %), en obligations (33 %) et sous d'autres formes telles que numéraire, immobilier, etc. (9 %).

- Variation de l'exercice 2004

(en millions d'euros)	1er janvier 2004	31 décembre 2004	Variation totale	
Montant des obligations	-1 787,8	-2 045,3	-257,5	+14,4 %
Juste valeur des actifs affectés au financement	1 257,4	1 432,7	175,3	+13,9 %
Situation financière	-530,4	-612,6	-82,2	
Provisions	506,4	514,7	8,3	
Dette financière	24,0	7,5	-16,5	
Montant net reconnu au bilan	530,4	522,2	-8,2	
Gain (perte) actuariel non reconnu(e)	**0,0**	-90,4	-90,4	

Les engagements totaux se sont accrus de 14 % pendant l'exercice en raison de la baisse des taux d'actualisation au Royaume-Uni et aux Pays-Bas, partiellement compensés par une hausse de 14 % de la juste valeur des actifs affectés au financement, dont le rendement attendu est globalement stable. De ce fait le déficit net non reconnu sur les régimes à prestations définies s'élève à 90 millions d'euros au 31 décembre 2004.

Analyse 2004

L'analyse des montants comptabilisés au Bilan et au Compte de résultat au titre des régimes existants s'établit comme suit :

(en millions d'euros)	31/12/2004
Charges à payer en fin d'exercice (*)	522,2
Net reconnu au bilan	522,2
Montant net comptabilisé au Compte de résultat	
Coût des services rendus	-67,0
Charge d'intérêts	-99,7
Rendement attendu des actifs	95,8
Amortissement des gains/pertes actuariels	-0,2
Effet des événements particuliers	1,4
Effet du coût des droits de retraite	-0,2
Produit /(charge) total(e)	-69,9

(*) Provision avant reclassement en dette financière de 7,5 millions d'euros.

t) Endettement net

				Au 31 décembre 2004, paiement dus par période					
(en millions d'euros)	**31/12/2002**	**31/12/2003**	**Combiné au 01/01/2004**	**Total**	**A 1 an**	**A 2 ans**	**A 3 ans**	**A 4 ans**	**A 5 ans et plus**
Emprunt obligataire	-173,0	-173,0	-173,0						
Crédit-bail	-17,2	-6,8	-6,8	-16,3	-6,7	-4,9	-2,6	-1,8	-0,4
Emprunt à long terme	-636,7	-568,9	-568,9	-769,3	-162,3	-105,1	-100,4	-100,3	-301,2
Titrisation (*)				-132,8	-132,8				
Dettes financières diverses	-35,3	-41,5	-41,5	-38,6	-23,1	-1,2	-3,1	-4,2	-7,1
Total dettes financières	**-862,1**	**-790,2**	**-790,2**	**-957,1**	**-324,9**	**-111,1**	**-106,0**	**-106,3**	**-308,7**
Valeurs mobilières de placement	133,1	458,7	90,0	258,6	258,6				
Disponibilités	288,7	65,4	2,2	207,5	207,5				
Trésorerie disponible	**421,8**	**524,2**	**92,20**	**466,1**	**466,1**				
Endettement net	**-440,3**	**-266,0**	**-698,0**	**-491,0**	**141,2**	**-111,1**	**-106,0**	**-106,3**	**-308,7**

Titrisation

En mars 2004, Atos Origin a conclu un programme paneuropéen de 5 ans avec Ester Finance, une filiale à 100 % de CALYON notée respectivement par S&P et Moodies AA- et Aa2. Le montant maximum financé au travers de ce programme s'élève à 200 millions d'euros. Les créances clients d'Atos Origin, provenaient d'entités du Groupe aux Pays-Bas, en France, au Royaume-Uni et en Allemagne, et étaient cédées de manière récurrente. Ester a financé cette opération par l'émission de billets de trésorerie notée A1P1. Un dépôt subordonné (constitué sous forme de créances clients) auprès de l'acheteur sous-tend ce niveau de notation. Le montant de ce dépôt fait l'objet d'un recalcul mensuel en fonction de plusieurs ratios tels que la dilution, les ratios clients en jours de chiffres d'affaires (DSO), ratio de perte, etc. Au 31 décembre 2004 le total des créances clients cédées à Ester Finance s'élève à 230 millions d'euros et le dépôt subordonné à 97 millions d'euros, soit un financement net de 133 millions d'euros pour le Groupe Atos Origin. Le Groupe a décidé de maintenir au bilan les créances et la dette afférente.

Les dettes financières à taux fixe et taux variable se ventilent comme suit :

(en millions d'euros)	2004	2003	2002
Taux fixe	-40,5	-188,1	-183,0
Taux variable	-916,6	-602,1	-679,1
Dettes financières	**-957,1**	**-790,2**	**-862,1**

Les dettes financières à taux fixe correspondent essentiellement au crédit-bail et à la participation des salariés en France. Les dettes financières à taux variable comprennent essentiellement le crédit syndiqué et des facilités de crédit et de découverts bancaires utilisés ponctuellement par les sociétés du Groupe.

Au 31 décembre 2004, 365 millions d'euros d'endettement net est à taux fixe ou couvert, soit 38 % de l'endettement brut du Groupe. La politique du Groupe est de couvrir 50 % de la dette à taux variable (crédit syndiqué – Tranches A et B) essentiellement par des contrats de swap à taux fixe.

Les dettes financières sont toutes libellées en euros.

Emprunt obligataire convertible (1999-2004)
Atos a procédé au cours du mois de juin 1999 à l'émission d'un emprunt de 172,5 millions d'euros convertible en actions, représenté par 1 440 501 obligations de 119,8 euros de nominal. Ces obligations étaient rémunérées au taux annuel de 1 %. Les obligations ont été intégralement remboursées le 1er octobre 2004 au prix de 131,4 euros pour un montant total en numéraire de 189,3 millions d'euros, dont 16,8 millions de prime de remboursement.

Structure du nouveau crédit syndiqué (2004-2009)
Un nouveau crédit syndiqué a été partiellement souscrit à la fin de janvier 2004 pour refinancer la dette en cours, y compris les facilités de crédit existantes, et payer la partie au comptant de l'acquisition du Groupe Sema ainsi que les coûts et charges liées à cette acquisition.

Le crédit syndiqué de 900 millions d'euros est structuré en trois tranches de la manière suivante :

(en millions d'euros)	Montant	Maturité	Remboursement
Prêt à terme – Tranche B	400	5 ans	Progressif
Prêt à terme – Tranche A	250	5 ans	In fine
Prêt renouvelable –Tranche C	250	3 ans	Progressif
Total	**900**		

(en millions d'euros)		Échéancier de remboursement				
		2005	2006	2007	2008	2009
Prêt à terme – Tranche B	400	-50	-100	-100	-100	-50
Prêt à terme – Tranche A	250					-250
Prêt renouvelable –Tranche C	250	-125	-125			
Total	**900**	**-175**	**-225**	**-100**	**-100**	**-300**

En vertu des termes du crédit syndiqué, Atos Origin est tenu de satisfaire deux engagements financiers restrictifs qui sont appliqués sur une base semestrielle le 30 juin et le 31 décembre et sur une base glissante de 12 mois annualisée :

- Le *Ratio de levier financier* consolidé d'Atos Origin (l'endettement net consolidé divisé par l'excédent brut d'exploitation consolidé) ne doit pas être supérieur à 1,75 pour les périodes test jusqu'au 31 décembre 2004 inclus ; et il ne doit pas dépasser 1,5 après cette date.

- Le Ratio de couverture d'intérêt consolidé d'Atos Origin (l'excédent brut d'exploitation consolidé [*] divisé par les intérêts financiers nets consolidés) ne doit pas être inférieur à 5,0 jusqu'à la maturité du crédit syndiqué. [*] Correspondant au résultat d'exploitation.

À la fin de décembre 2004, le Groupe satisfaisait à ses engagements avec un Ratio de levier financier consolidé de 1,12 et un Ratio de couverture d'intérêt consolidé de plus de 10.

u) Fournisseurs et comptes rattachés

(en millions d'euros)	31/12/2004	31/12/2003	31/12/2002
Dettes fournisseurs	572,1	232,6	325,7
Dettes fournisseurs d'immobilisations	5,3	4,0	17,1
Total	**577,4**	**236,6**	**342,8**

v) Autres dettes et comptes de régularisation

(en millions d'euros)	31/12/2004	31/12/2003	31/12/2002
Passifs en cours de cession	2,5		
Avances et acomptes reçus sur commandes client	23,0	86,8	87,2
Personnel et comptes rattachés	295,0	175,5	176,4
Sécurité sociale et autres organismes sociaux	180,6	98,0	106,6
État – Taxe sur la valeur ajoutée	171,2	87,3	102,3
État – Impôt sur les sociétés	74,4	52,7	39,0
Impôts différé passifs	5,4	8,3	9,7
Dettes sur acquisitions de participations	-	-	4,6
Créditeurs divers et autres dettes d'exploitation	162,7	57,3	29,3
Produits constatés d'avance	160,9	56,1	47,1
Total	**1 075,7**	**622,1**	**602,2**

w) Engagements hors bilan

Les engagements hors bilan comprennent les droits et obligations significatifs du Groupe Atos Origin autres que ceux inscrits dans le bilan et le compte de résultat consolidés.

Conformément à la Loi sur la Sécurité Financière publiée en août 2003, les procédures internes d'identification et de contrôle des engagements hors bilan ont été revues et mises en œuvre pour assurer l'exhaustivité, l'exactitude et la cohérence des engagements hors bilan donnés ou reçus par le Groupe.

La direction d'Atos Origin effectue des revues détaillées des obligations contractuelles et engagements financiers et commerciaux, ainsi que des obligations conditionnelles. Les départements concernés du Groupe, notamment Juridique et Financier, opèrent une revue approfondie et régulière de ces engagements qui sont soumis au Directoire conformément aux règles de délégation d'autorité du Groupe.

Procédures applicables aux instruments d'endettement (crédits syndiqués, lignes de crédit, etc.)

Le financement externe du Groupe est entièrement centralisé au niveau de la Direction Générale et validé par le Directoire. Avant d'accorder des prêts intragroupes, la direction de la Trésorerie étudie les conséquences fiscales et juridiques, ainsi que les différentes alternatives possibles. A titre d'exception, pour les entités du Groupe situées au Brésil en Chine et à Singapour, la direction de la Trésorerie a organisé une facilité de crédit localement qui est revue chaque année et au besoin renouvelée si nécessaire.

Procédures applicables aux engagements de crédit-bail et de location

Le Groupe a mis en place des procédures relatives à l'investissement interne et au crédit-bail ou à d'autres formes de transaction de financement. Une distinction claire est établie entre l'approbation d'un investissement et la décision de financement de l'investissement approuvé. Cette procédure définit le champ, la méthode et le seuil des investissements qui sont approuvés par le Comité d'investissement interne. Le Comité d'investissement est consulté pour tout investissement d'un montant supérieur à 250 000 euros. Les investissements liés à des contrats importants (p. ex. contrats d'infogérance) peuvent aussi requérir l'approbation du Directoire dans le cadre du processus d'approbation des contrats.

La décision de financement d'un investissement approuvé est prise par la direction de la Trésorerie et dépend de divers facteurs tels que le type d'équipement acquis et les flux de trésorerie à recevoir du client.

Procédures applicables aux garanties

Le Groupe a rédigé des instructions pour l'examen et l'émission des garanties commerciales et de crédit. Ces instructions définissent le processus d'approbation, y compris les cas nécessitant l'approbation formelle du directeur financier du Groupe. La demande d'approbation doit être adressée aux Directions Juridique et de la Trésorerie pour vérifier sa conformité avec les procédures mises en place par le Groupe.

Le Conseil de Surveillance définit les limites au sein desquelles le Directoire est autorisé à consentir la garantie de la société mère Atos Origin SA. Ces limites sont généralement fixées pour une durée de 12 mois. Pour les garanties de la société mère dépassant un certain montant, une autorisation spécifique doit être demandée au Conseil de surveillance. Ces garanties sont gérées au niveau de la Direction générale. Au niveau local, la valeur résiduelle des garanties est définie et régulièrement suivie par évaluation conjointe des départements juridique et financier.

Toutes les garanties bancaires (cautions de soumission ; garanties de performance et financières) doivent être approuvées par la Direction Générale qui en assure également la gestion. Le rapprochement des garanties bancaires avec la banque émettrice est une responsabilité locale demandée périodiquement. Les critères principaux d'approbation sont la conformité aux prescriptions légales et une évaluation de risque client satisfaisante.

Afin d'éviter une double comptabilisation, les garanties émises ne sont pas prises en compte si les engagements sous-jacents (p. ex. paiement de baux pour les locations de bureaux) sont déjà inclus dans les engagements ou si les engagements sous-jacents sont déjà inscrits au bilan (p. ex. dans les provisions).

Procédures applicables aux autres engagements hors bilan

La société a instauré une politique juridique du Groupe qui définit, notamment, les principes relatifs à la responsabilité contractuelle à l'égard des clients. A cet effet des procédures visent à maintenir l'acceptation de la responsabilité contractuelle à un niveau raisonnable, compte tenu du niveau de chiffre d'affaires et de résultat pour le Groupe.

Toute dérogation aux limites de responsabilité définies dans les procédures est soumise à l'approbation du Responsable régional et du membre du Directoire en charge de la région. Enfin, les dérogations dépassant un certain niveau sont communiquées au Comité des comptes du Conseil de surveillance selon une périodicité trimestrielle.

Engagements contractuels

Le tableau ci-dessous présente les paiements futurs minima pour les exercices à venir, au titre des obligations et engagements fermes. Les montants portés au titre des dettes financières et des contrats de crédit-bail sont comptabilisés au bilan du Groupe.

(en millions d'euros) Engagements contractuels	31/12/2004	Échéance - 1 an	de 1 à 5 ans	À plus de 5 ans	31/12/2003
Emprunts à long terme (> 5 ans)	769,3	162,3	606,0	1,0	568,9
Crédit-bail	16,3	6,7	9,6	0,0	6,8
Sous total - Comptabilisé au bilan	**785,6**	**169,0**	**615,6**	**1,0**	**575,7**
Locations opérationnelles : *terrains, bâtiments, agencements*	646,2	129,2	335,5	181,5	484,3
Locations : matériel informatique	212,6	107,1	105,5	0,0	69,6
Locations : autres immobilisations	91,3	39,5	51,8		76,9
Obligations d'achat irrévocables (>5 ans)	58,1	28,8	29,3		36,6
Sous total - Engagements	**1 008,2**	**304,6**	**522,1**	**181,5**	**667,4**
Total	**1 793,8**	**473,6**	**1 137,7**	**182,5**	**1 243,1**

Atos Origin a une politique générale dont l'objectif n'est pas d'être propriétaire de surfaces de bureaux ou de centres de traitements. Les contrats de location à des conditions de durée normale donnent la flexibilité nécessaire à l'organisation du Groupe. En matière de matériel informatique, Atos Origin privilégie la location des ordinateurs de bureau compte tenu du besoin de renouvellement constant de ces matériels en réponse à l'évolution technologique. Les contrats de location sont en général d'une durée inférieure à 48 mois. Enfin les autres immobilisations correspondent essentiellement au parc de véhicules mis à la disposition des employés dans le cadre des conditions contractuelles individuelles ou collectives.

Engagements commerciaux

(en millions d'euros)	31/12/2004	31/12/2003
Garanties de performance	499,4	115,4
Garanties bancaires	127,4	2,0
Nantissements	5,0	-
Autres garanties	-	6,0
Pénalités et autres engagements commerciaux	-	6,8
Total	**631,8**	**130,2**

Les lignes de crédit engagées et non appelées s'élèvent à 5,8 millions d'euros fin décembre 2004.

Les garanties de performance et les garanties bancaires sont en augmentation significative au 1er janvier 2004 du fait de l'acquisition du Groupe Sema. Le Groupe acquis a fait un large usage de ces engagements contrairement à la politique d'Atos Origin visant à limiter l'émission de garanties de performance et de garanties bancaires.

Consécutivement à la cession de Cellnet en juillet 2004, Atos Origin SA conserve deux garanties à l'égard de Schlumberger liées à Wepco et Citicorp pour un montant total de 89 millions d'euros, qui sont intégralement contre-garanties par l'acquéreur de Cellnet, Cellnet Holdings Corp.

Engagements particuliers

- Engagement significatif pris par Atos Origin sur l'achat de titres :

En vertu d'un accord de joint venture signé en 2000 entre Origin et Softech, une option de vente a été accordée à Softech à hauteur de sa participation de 25 % dans Atos Origin Middle East Co Ltd (constitué en Arabie Saoudite) pour un prix minimum de 15 millions d'USD.

- Assurances et garanties significatives reçues :

Philips
A la suite de l'acquisition d'Origin en 2000, des assurances et garanties ont été accordées à Atos Origin. Des réclamations ont été faites dans le cadre de ces garanties en demandant à Philips de les honorer. Philips et Atos Origin sont toujours en discussion concernant ces réclamations.

KMPG
A la suite de l'acquisition de l'activité conseil de KPMG au Royaume-Uni, intervenue le 16 août 2002, des assurances et garanties ont été accordées à Atos Origin. Un litige relatif à un client au Royaume-Uni entrant dans le champ de ces garanties a fait l'objet d'une réclamation à KPMG. Un règlement de KPMG est intervenu après le 31 décembre 2004 pour un montant de 3 millions d'euros.

Schlumberger
Des réclamations relatives à l'activité de Sema, incluant des recours collectifs et des revendications du personnel aux Etats-Unis, ont fait l'objet de garanties spécifiques de Schlumberger, y compris les frais de défense.

- Assurances et garanties significatives accordées :

Cellnet Holdings Corp
A la suite de la cession de l'activité « Relevé de compteurs » de Cellnet aux Etats-Unis, intervenue le 23 juillet 2004, des assurances et garanties ont été accordées à Cellnet Holdings Corp. Ces assurances et garanties sont plafonnées à hauteur de 20 % du prix d'achat et courent jusqu'à fin octobre 2005. À la date de ce rapport l'acheteur n'avait émis aucune réclamation.

Périmètre de consolidation au 31 décembre 2004 (principales sociétés)

	Pourcentage de participation	Méthode de consolidation	Pourcentage de contrôle	Adresse
HOLDING				
Atos Origin SA	Société mère consolidante			18, avenue d'Alsace – 92400 COURBEVOIE
Atos Origin International SAS	100	IG	100	18, avenue d'Alsace – 92400 COURBEVOIE
Atos Origin BV	100	IG	100	Naritaweg 52 – 1043 BZ AMSTERDAM
Atos Origin International NV	100	IG	100	Imperiastraat 12. B 1930 ZAVENTEM
Competencies and Alliances (ICA)	100	IG	100	Minervastraat 7. B 1930 ZAVENTEM
Atos Origin International BV	100	IG	100	Naritaweg 52 – 1043 BZ AMSTERDAM
Seahorse Holding BV	100	IG	100	Naritaweg 52 – 1043 BZ AMSTERDAM
St Louis Ré	100	IG	100	65, avenue de la gare – L16111 LUXEMBOURG
FRANCE				
A2B	66	IG	66	18, avenue d'Alsace – 92400 COURBEVOIE
SA Groupe Idée Industrie Services	100	IG	100	18, avenue d'Alsace – 92400 COURBEVOIE
Arema	95	IG	95	18, avenue d'Alsace – 92400 COURBEVOIE
Atos Euronext	50	IG	50	Palais de la Bourse. Place de la Bourse. 75002 PARIS
Atos Consulting	100	IG	100	6/8, boulevard Haussman - 75009 PARIS
Atos Origin Formation	100	IG	100	7/13. rue de Bucarest – 75008 PARIS
Atos Origin Infogérance	100	IG	100	18. avenue d'Alsace – 92400 COURBEVOIE
Atos Origin Intégration	100	IG	100	18. avenue d'Alsace – 92400 COURBEVOIE
Atos TPI	51	IG	51	18. avenue d'Alsace – 92400 COURBEVOIE
Atos Worldline	100	IG	100	18. avenue d'Alsace – 92400 COURBEVOIE
Bourse Connect	58.5	IG	58.5	4, rue de la Bourse - 75002 PARIS
Diamis	30	IG	60	18, avenue d'Alsace – 92400 COURBEVOIE
Mantis	100	IG	100	24, rue des Jeûneurs – 75002 PARIS
PAYS-BAS				
Atos Origin IT Nederland B.V.	100	IG	100	Papendorpseweg 93, 3528 BJ UTRECHT
Atos Origin IT Systems Management Nederland BV	100	IG	100	Groenewoudseweg 1, 5621 BA EINDHOVEN
Atos Origin Telco Services	100	IG	100	Henri Dunantlaan 2, 9728 HD GRONINGEN
Atos Origin KPMG Consulting NV	100	IG	100	Rijnzathe 10, 3454 PV DE MEERN
Atos NLC Holding BV	100	IG	100	Rijnzathe 10, 34545 PV DE MEERN
E.M.E.A. (Europe – Moyen-Orient – Afrique)				
ALLEMAGNE				
Atos Origin GmbH	100	IG	100	Curiestraße 5, D70563 STUTTGART
Atos Origin Worldline GmbH	100	IG	100	Pascalstrasse 19, 52076 AACHEN
Atos Origin Processing Services GmbH	58.4	IG	58.4	Hahnstraße 25, 60528 FRANKFURT
BELGIQUE				
Atos Origin Belgium N.V.	100	IG	100	Rue de Stalle, 140 – 1180 BRUXELLES
Atos Origin Global Services SA	100	IG	100	Minervastraat,7 – B 1930 ZAVENTEM
GRÈCE				
Atos Origin Hellas SA	100	IG	100	Kifissias Avenue and Gizi – 15125 ATHENS
ARABIE SAOUDITE				
Atos Origin Middle East	75	IG	75	Po Box 30862 – Al Khobar 31952 – SAUDI ARABIA
AUTRICHE				
Atos Origin Information Technology GmbH	100	IG	100	Triester Strasse 66, Postfach 289. A-1101 VIENNA
ESPAGNE				
Atos Origin Sociedad Anonima Espanola	100	IG	100	Calle Albarra Cin 25, 28037 Madrid
ITALIE				
Atos Origin SPA	100	IG	100	Piazza IV Novembre 3 – 20124 MILANO
LUXEMBOURG				
Atos Origin Luxembourg S.A.	100	IG	100	ZA Bourmicht – L 8070 BERTRANGE
POLOGNE				
Atos Origin IT Services SP Zoo	100	IG	100	Ul. Domaniewska 41 - 672 Warszawa
Atos Origin SP Zoo	100	IG	100	Al. Jerozolimskie 195 b 02-222 Warszawa
PORTUGAL				
Atos Origin Portuguesa (Tecnologias de Informaçao). LDA	100	IG	100	Taguspark, Ed. Inovaçao III. no. 512. 2780-920 Porto Salvo

	Pourcentage de participation	Méthode de consolidation	Pourcentage de contrôle	Adresse
ROYAUME-UNI				
Atos Origin UK Limited	100	IG	100	Triton Square–Regents place–NW1 3HG-LONDON
Atos Origin IT services UK LTD	100	IG	100	Triton Square–Regents place–NW1 3HG-LONDON
Atos Origin UK Holding	100	IG	100	Triton Square–Regents place–NW1 3HG-LONDON
Atos KPMG Consulting	100	IG	100	Triton Square–Regents place–NW1 3HG-LONDON
SUÈDE				
Atos Origin AB	100	IG	100	Box 757 – 851 22 SUNDSVALL
SUISSE				
Atos Origin Telecom Schweiz AG	100	IG	100	Binzmühlestrasse 95, 8050 Zurich
Atos Origin (Schweiz) AG	100	IG	100	Industriestrasse 19 – 8304 Wallisellen
ASIE – PACIFIQUE				
CHINE				
Atos Origin Information Technology (Shangai) Co. Ltd.	100	IG	100	Room 1103-B4 -Pu Dong Software Park-498 Guo Shou Jing Road - Zhang Jiang Hi-Tech. Zone - SHANGAI 201203. P.R.
Groupe Sema Ltd	100	IG	100	Canton Road, Tsim Sha Tsui 25-27 – KOWLON – HONG KONG
Atos Origin Hong Kong Ltd.	100	IG	100	43/F Hopewell Centre. 17 Kennedy Road. WANCHAI
INDE				
Atos Origin India Private Ltd	100	IG	100	Unit No. 126/127. SDF IV. SEEPZ. Andheri (East). MUMBAI - 400 096
Atos Origin IT Services Private Ltd	100	IG	100	Unit No. 126/127. SDF IV. SEEPZ. Andheri (East). MUMBAI - 400 096
MALAISIE				
Atos Origin (Malaysia) Sdn. Bhd.	100	IG	100	5th Floor. Menara Merais. No.1. Jalan 19/3. 46300 Petaling Jaya. Selangor Darul Ehsan. West Malaysia
SINGAPOUR				
Atos Origin (Singapore) Pte	100	IG	100	8 Temasek Boulevard. # 07-01 Suntec Tower Three. Singapore 038988
TAIWAN				
Atos Origin Taiwan Ltd.	100	IG	100	9F.. No.117. Sec 3. Ming Sheng E. Rd.. Taipei 105. TAIWAN
THAÏLANDE				
Atos Origin IT (Thailand) Limited	100	IG	100	200 Moo 4. 25th Floor. Jasmine international Tower. Room No. 2502. Chaengwattana Road. Pakkret. Nonthaburi 11120. Thailand
AMÉRIQUES				
ARGENTINE				
Atos Origin Argentina S.A.	100	IG	100	Vedia 3892 P.B. capital federal. C1430 DAL - BUENOS AIRES. Argentina
BRÉSIL				
Atos IT Servicos Do Brasil LTDA	100	IG	100	R. Alexandre Dumas 1711 – B4717 004 SAO PAULO
Atos Origin Brasil Ltda.	100	IG	100	Rua Itapaiuna. 2434 - 2° andar- Parte. Santo Amaro. SAO PAULO
MEXIQUE				
Atos Origin Services Mexico Sa De CV	100	IG	100	Ejercito Nacional, Col Granada Piso 6 – 11528 MEXICO DF
ÉTATS-UNIS D'AMÉRIQUE				
Atos Origin IT Services INC	100	IG	100	5599 San Felipe – 77056 HOUSTON
Atos Origin Inc.	100	IG	100	430. Mountain Avenue – MURRAY HILL NJ 0797

IG : intégration globale

Comptes sociaux résumés

Avertissement

Les comptes de la Société Atos Origin ne donnent qu'une image partielle de la situation financière de l'ensemble du Groupe Atos Origin. Celle-ci est décrite dans la partie « Comptes consolidés » du présent *Rapport Annuel*. Les informations présentées ci-après ne regroupent donc que les données les plus significatives et les plus utiles aux lecteurs, résumées sur la base des comptes de la Société mère Atos Origin.

Les comptes sociaux ici présentés ont été certifiés sans réserve par les commissaires aux comptes. Le rapport général est disponible sur simple demande au siège de la société.

Activité d'Atos Origin SA en 2004

Atos Origin SA a pour principales activités la gestion de la marque Atos Origin, la détention des participations du Groupe et la centralisation des activités de financement.

Les états financiers de la société reflètent ces activités.

Le chiffre d'affaires est constitué des redevances de marques reçues des filiales du Groupe. L'augmentation du chiffre d'affaires traduit l'acquisition du Groupe Sema en 2004.

Les autres charges sont également la conséquence directe du changement de périmètre et comprennent les frais de gestion du Groupe et les redevances de la marque Origin versées à Atos Origin BV. Atos Origin BV est une filiale d'Atos Origin SA et détient la maque Origin.

Le résultat net financier intègre :

- Les dividendes versés par les filiales : 38 millions d'euros
- La reprise nette de provision sur les titres de participation : 37 millions d'euros
- Les intérêts nets sur les emprunts à long et moyen terme : -37 millions d'euros
- Autres produits : 4,6 millions d'euros

Les éléments exceptionnels correspondent essentiellement aux coûts d'acquisition du Groupe Sema qui sont capitalisés dans les comptes consolidés du Groupe.

L'impôt sur le résultat est positif en raison de l'effet de la consolidation fiscale française.

L'Actif du bilan se compose essentiellement de :

- 182 millions d'euros d'immobilisations incorporelles résultant de la réorganisation financière légale effectuée en France en 2004,
- 2 073 millions d'euros de titres de participation,
- 306 millions d'euros d'autres immobilisations financières incluant principalement le dépôt versé en 2004 au titre du programme de titrisation (97 millions d'euros), et du prêt intra-groupe destiné à financer l'acquisition des entités étrangères de Sema (204 millions d'euros).

Compte de résultat

(en millions d'euros)	Exercice clos le 31/12/2004	Exercice clos le 31/12/2003	Exercice clos le 31/12/2002
Chiffre d'affaires net	60,5	27,5	32,5
Autres		4,0	0,0
Produits d'exploitation	60,5	31,5	32,5
Achats consommés	-4,7	-4,1	-2,1
Impôts et taxes	-3,8	-1,2	-0,1
Charges de personnel	0	-0,1	-0,1
Autres charges	-23,2	-7,5	-10,4
Dotations aux amortissements et aux provisions	-0,4	-0,7	-3,2
Charges d'exploitation	-32,1	-13,6	-15,9
Résultat d'exploitation	28,4	17,9	16,6
Résultat financier	42,5	13,6	-1,0
Résultat courant	70,9	31,5	15,6
Résultat exceptionnel	-14,2	-11,9	-0,8
Impôt sur le résultat	3,8	2,9	3,8
Résultat net	60,4	22,5	18,6

Bilan

(en millions d'euros)

ACTIF	31/12/2004	31/12/2003	31/12/2002
Immobilisations incorporelles	187,2	5,2	5,7
Immobilisations corporelles	0,9	1,1	1,3
Titres de participation	2 073,3	1 157,8	1 155,7
Autres immobilisations financières	305,8	16,6	12,3
Total actif immobilisé	2 567,2	1 180,70	1 175,0
Clients et comptes rattachés	5,9	0,8	3,5
Autres créances *	44,4	10,9	37,7
Valeurs mobilières de placement	0	434,2	30,0
Disponibilités	212,2	0,0	244,1
Total actif circulant	262,5	445,9	315,3
Comptes de régularisation	10,4	7,0	6,6
TOTAL DE L'ACTIF	2 840,0	1 633,6	1 496,9
* dont comptes courants internes au Groupe	9,5	4,1	28,5

(en millions d'euros)

PASSIF	31/12/2004	31/12/2003	31/12/2002
Capital social	66,9	47,9	44,0
Prime d'émission de fusion	1 320,3	463,8	228,5
Réserve légale	4,8	4,4	4,4
Autres réserves et report à nouveau	152,0	130,6	112,0
Résultat de l'exercice	60,4	22,5	18,6
Capitaux propres	1 604,5	669,2	407,5
Autres capitaux propres (a)	-	-	234,8
Provisions pour risques et charges	11,1	17,4	21,1
Dettes financières	799,5	801,3	714,8
Fournisseurs et comptes rattachés	26,2	13,9	23,3
Autres dettes *	398,7	131,8	95,4
Total des dettes	1 224,4	947,0	833,5
TOTAL DU PASSIF	2 840,0	1 633,6	1 496,9
* dont comptes courants internes au Groupe	394,8	126,6	92,9

Filiales et participations

(en milliers d'euros)	Valeur brute au 31/12/2004	Valeur nette au 31/12/2004	% de titres détenus	Capital/prime d'émission et d'apport	Réserves et report à nouveau	Prêts et avances consentis par Atos Origin et non remboursés	Cautions et avals donnés par la société	Chiffre d'affaires au 31/12/2004	Bénéfice net statutaire au 31/12/2004	Dividendes encaissés par la société au cours de l'exercice
I – Informations détaillées										
A – Filiales (50 % au moins de capital détenu)										
France										
Atos Worldline	40 015	40 015	100	28 974	2 985			268 177	20 867	23 244
Atos Investissement 5	476 301	469 474	100	476 301	-3 617					
Immobilière Industrielle Faidherbe	15	0	100	15	2					
Atos Origin Infogérance	142 147	142 147	100	31 143	167			396 880	-1 295	11 214
Atos TPI	316	316	51	150	21			37 687	1 334	194
Atos Origin Formation	2	2	100	436	70			8 279	645	57
Atos Origin Intégration	48 905	48 905	100	44 919	5 962			536 494	-22 851	
Atos Consulting	16 139	16 139	100	7 131	-40			45 615	-781	3 072
Atos Euronext	33 854	33 854	18,5	57 170	-13 063			208 600	-2 351	
Origin France	30 300	27 948	100	15 235	4 221			0	197	
Atos Origin International	2 378	2 378	100	1 003	1 736			15 630	-988	
Italie										
Atos Multimédia	68	68	100	52	302			13	-53	
Atos SPA	54 219	33 691	100	47 000	-25 332			123 160	-13 276	
Benelux										
St Louis RE	1 224	1 224	100	1 225						
Espagne - Portugal										
Sema SAE	53 389	53 389	100	41 261	26 322			224 411	-4 438	
GTI	722	722	100	31	388			690	-104	
Allemagne										
Atos Origin GMBH	110 750	110 750	100	111 926	6 770			201 202	-38 012	
Sema GMBH	50 637	0	100							
Pays-Bas										
Atos Origin BV	1 071 988	1 071 988	100	928 286	330 045	204 113		1	21 957	
Suède										
Sema Sweden	19 909	19 909	100	1 574	31 889			166 062	- 2 360	
Chine										
Sema Beijing	278	0	100	220	-1 728	1 187		0	1 233	
Brésil										
Atos IT Servicios do Brazil LTDAL	538	0	100	16 560	-16 098			45 895	2 033	
Autres										
Sema Consulting LTD	61	0	100							
Atos Origin IT Argentina SA	26	0	100	198	75			8 585	-526	
B – Participations (moins de 50 % du capital détenu)										
Twinsoft	190	0	50	381	-84	130		579	-454	
II – Informations globales										
Autres participations	1 300	362								
TOTAL	**2 155 672**	**2 073 281**				**205 430**				**37 781**

Résultats de la société au cours des cinq derniers exercices

(en millions d'euros)	2004	2003	2002	2001	2000
I - CAPITAL EN FIN D'EXERCICE					
Capital social	66,9	47,9	44,0	43,9	43,8
Nombre d'actions ordinaires en circulation	66 938 254	47 869 633	44 055 676	43 853 704	43 764 396
Nombre maximum d'actions futures à créer :					
* par conversion d'obligations convertibles en actions	0	1 440 501	1 440 501	1 440 501	1 440 501
* par exercice d'options de souscription	5 176 931	5 356 430	10 782 146	8 553 998	7 057 716
II – OPÉRATIONS ET RÉSULTATS DE L'EXERCICE					
Chiffre d'affaires hors taxes	60,5	27,5	32,5	23,8	16,4
Résultat avant impôts, participation et intéressement des salariés et dotations aux amortissements et provisions	1,1	31,0	46,6	23,4	27,7
Impôt sur le résultat	3,8	2,9	3,8	1,9	0,0
Résultat après impôts, participation des salariés et dotations aux amortissements et provisions	60,4	22,5	18,6	20,4	29,9
Résultat distribué					
III – RÉSULTAT PAR ACTION (euros)					
Résultat après impôts, participation des salariés et dotations aux *amortissements et provisions*	N/A	0,71	1,14	0,58	0,63
Résultat après impôts, participations des salariés et dotations aux amortissements et provisions	0,90	0,47	0,42	0,47	0,68
Dividende par action					
IV – PERSONNEL					
Effectif moyen salarié au cours de l'exercice	0	0	0	0	0
Montant masse salariale de l'exercice	0	0,1	0,1	0,2	0,3
Montant des sommes versées au titre des avantages sociaux de l'exercice (sécurité sociale et œuvres sociales)	0	0	0	0	0

Rapport spécial des Commissaires aux comptes sur les conventions réglementées

Exercice clos le 31 décembre 2004

En notre qualité de Commissaires aux Comptes de votre Société, nous vous présentons notre rapport sur les conventions réglementées.

Il ne nous appartient pas de rechercher l'existence éventuelle de conventions, mais de vous communiquer, sur la base des informations qui nous ont été données, les caractéristiques et les modalités essentielles de celles dont nous avons été avisés, sans avoir à nous prononcer sur leur utilité et leur bien-fondé. Il vous appartient, selon les termes de l'article 117 du décret du 23 mars 1967, d'apprécier l'intérêt qui s'attachait à la conclusion de ces conventions en vue de leur approbation.

Nous avons effectué nos travaux selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences destinées à vérifier la concordance des informations qui nous ont été données avec les documents de base dont elles sont issues.

Conventions autorisées au cours de l'exercice

Nous vous informons qu'il ne nous a été donné avis d'aucune convention conclue au cours de l'exercice et visée à l'article L. 225-88 du Code de commerce.

Conventions autorisées au cours d'exercices antérieurs et reconduites pour l'exercice courant

Par ailleurs, en application du décret du 23 mars 1967, nous avons été informés que l'exécution des conventions suivantes, approuvées au cours d'exercices antérieurs, s'est poursuivie au cours du dernier exercice.

- Accord de liquidité

Nous vous informons que, dans le cadre de la négociation des accords de rachat de l'activité Sema, le conseil de surveillance du 20 septembre 2003 a autorisé la signature d'un accord de liquidité (« Liquidity Agreement ») avec le groupe Philips, actionnaire détenant plus de 10% du capital de la Société, accord prévoyant les conditions dans lesquelles les actionnaires Schlumberger et Philips pourront disposer de leurs participations respectives dans le capital d'Atos Origin. Cet accord est applicable pour une durée de 18 mois ou jusqu'à ce que Philips ou Schlumberger détiennent moins de 7,5% du capital de la Société.

Cet accord a pris fin le 5 mai 2004, lors de la cession par Schlumberger de l'intégralité de sa participation au capital d'Atos Origin.

- Programme de titrisation de créances

Nous vous informons également que, dans le cadre de la négociation d'un programme de titrisation de créances pour un montant de 200 millions d'euros, le conseil de surveillance du 12 décembre 2003 a autorisé deux garanties au profit de la société Ester Finances (une société du groupe Crédit Lyonnais), prenant la forme d'un dépôt subordonné et d'une lettre de garantie, couvrant les obligations de la société en qualité d'unité centralisatrice du projet ainsi que les obligations de ses principales filiales participant au projet et situées aux Pays-Bas, en France, en Allemagne et au Royaume-Uni.

Ces deux garanties se sont poursuivies au cours de l'exercice.

Neuilly-sur-Seine et Paris, le 16 mars 2005

Les Commissaires aux comptes

Deloitte & Associés	Amyot Exco Grant Thornton
Jean-Paul Picard	Daniel Kurkdjian
Jean-Marc Lumet	Vincent Papazian

Atos Origin to implement document and business process management systems in planning and urban design services for Birmingham City Council

London, 27th September 2004 – Atos Origin, a leading IT services company, today announced that it has been awarded a contract by Birmingham City Council, the largest city council in Europe with approximately 50,000 employees, to implement software systems and provide consultancy services that will allow Planning and Urban Design to deliver faster and more efficient services to the citizens of Birmingham.

The new system will help improve the internal Planning and Urban Design processes by providing Council staff and trusted partners with fast, easy electronic access to all necessary documents at the appropriate time in the process. For Planning, this system will also facilitate citizens in viewing certain documents on line, such as plans and drawings for planning applications. For Urban Design, the system will improve the collaborative working with partners on projects such as the construction, extension and refurbishment of educational and leisure facilities.

"Atos Origin demonstrated to the Council its ability to deliver this system to meet all of the key requirements for Planning and Urban Design within the funding available. Its proposed implementation of the Documentum system was selected following an exhaustive and rigorous bidding and negotiations process," said Les Timms of Birmingham City Council.

This implementation will potentially serve as the pilot for possible future phases of Document and Business Process Management roll out across other Council services and directorates. The system will allow the Council to deliver better quality services cost effectively through transformed business processes whilst contributing to Government targets for electronic government and on line access to services.

Under the contract Atos Origin will provide business process consulting, systems integration and support services to implement Documentum, a document management solution.

"This is an important contract for Atos Origin, strengthening our position in the local government sector. We are excited to be working as part of a dynamic project team in the Council alongside representatives from Planning, Urban Design as well as directorate and corporate IT services," said Derek Ward, head of public sector, Atos Origin. "Improving business processes such as the ones for planning applications and urban design projects, increases efficiencies for the Council while delivering a better service to citizens."

###

About Atos Origin

Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Consulting is a leading provider of business, process and technology consulting services. With more than 3000 staff globally, it focuses on delivering proven, pragmatic solutions to the telecom, manufacturing, financial services and public sectors.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

For more information, please contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
caroline.crouch@atosorigin.com



Atos Origin demonstrates new mobile promotion and loyalty scheme solution at 'Prepaid Mobile', Budapest 27 – 30 September 2004

New service supports marketing schemes to increase customer retention

Paris, Budapest, 28 September 2004 – Atos Origin, an international IT-services company, today announced the development of a new service to support mobile promotion and loyalty schemes, as part of its NExT solution suite for mobile prepaid services management. This is the result of the company's close cooperation with ERIS4, a provider of cross-industry and multi-domain transactional rating products, and its innovative technology WARP4, which is designed to manage both prepaid and postpaid telecoms services.

Atos Origin's NExT solution suite allows telecommunications operators to provide 2, 2.5 and 3G services as well as managing complex value chains enabling the creation of new marketing schemes – such as promotion and loyalty schemes – quickly, easily and securely.

The NExT suite provides a comprehensive environment for managing traditional and innovative services, critical business processes and complex value chain management.

The new solution NExT.EPM features allow:

- Support for any recharging methods – such as credit cards, vouchers, debit cards, over any service scenario, including mileage/loyalty points etc
- Modularity, flexibility and superb scalability
- Provides efficient and secure authorization process that eliminates exposure to fraud
- Easy integration, complete configuration and easy / fast deployment

TIM Hellas, the Greek affiliate of TIM, has already adopted some NExT.EPM modules to manage loyalty programs. Nikolas Costaras, TIM Hellas CIO, said: "The rapid implementation and efficient integration with the rest of Prepaid Systems Architecture of Loyalty Program with the adoption of NExT.EPM allowed TIM Hellas to quickly meet the Market needs. We will further explore possibilities provided by this platform".

The various components of the NExT Prepaid solution suite have been developed by Atos Origin and have proved their reliability on several worldwide installations. The company will be presenting the NExT suite and be showing a full demonstration of the NExT.EPM on its stand at Prepaid Mobile in Budapest (stand number 14).

Atos Origin has a proven record of over 20 years of accomplishment and experience in the Telecoms sector and has the capacity, skills, and capability to provide global/cross-border services. Atos Origin delivers reliable end-to-end solutions and has a customer base covering all the major telecom operators in Europe including BouyguesTelecom, bbned, BT, Deutsche Telecom, France Telecom, Global One, KPN, Lucent Technologies, Orange, Swisscom, Vodafone, TIM, Telecom Italia, H3G and Wind/Infostrada. The company's annual revenue in the telecom industry is close to 1 billion Euro.

###

About Atos Origin
Atos Origin is an international information technology (IT) services company.

Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.
About ERIS4

ERIS4 is a privately held company based in Rome, Italy, which specializes in developing a set of super powerful products implementing a new and broader concept of rating. This innovative concept enables ERIS4 to provide a range of incredibly fast and flexible solutions from pricing to authorization based on business rules, from promotion management to scoring computer games. For more information, please visit the ERIS4 web site at www.eris4.com or contact ERIS4 using electronic mail (info@eris4.com) or telephone (+39 06 3903 0317).

For more information, please contact:

José de Vries
PR manager Atos Origin
tel: + 33 1 55 91 24 53 or + 33 6 22 04 40 68
jose.devries@atosorigin.com

AFAQ ISO 9001:2000 Certification for the Atos Origin MultiChannel Contact technical platform

Paris, 29 September 2004 – For the fourth year running, Atos Worldline, an Atos Origin company, was awarded AFAQ ISO 9001:2000 certification for its production platform dedicated to MultiChannel Contact applications (voice and Internet services). The renewal of this certification is a sure sign of the group's ability to maintain its service quality commitments in the long term.

In 2001, Atos Worldline became one of the leading market players by obtaining ISO 9001:2000 certification for its MultiChannel Contact technical platform, which includes voice and Internet services.

The renewal of this certification covers the processes of design, build and implementation of structured platforms that contain data and computer tools for processing them.
It guarantees the quality of the processes used for the following:

- The design, build and operation of the MultiChannel Contact technical platform.
- The development of on-line services which are run on this platform.

This renewal comes in addition to the renewal which was awarded in May for the entire range of Atos Worldline's payment and card processing services.

ISO 9001:2000 certification provides unquestionable added value for Atos Worldline clients. Aside from being a genuine guarantee of service quality, it also ensures ongoing follow-up of the company's efforts to improve its offers and mobilise its employees to attain the goals set as part of the quality management system.

###

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

Atos Worldline is an Atos Origin company : a leading European provider in IT-related Business Process Outsourcing, dedicated to services and solutions covering the whole process of payment and information flows. With 2,500 staff in France, Germany, Austria and the United Kingdom, Atos Worldline generated an annual revenue of around €400 millions in 2003, through 3 core activities : Payment and Card Processing services - CRM services - and Multi Channel Contact (Internet and Voice services).

Press Contact:
Emilie Moreau

+33 1 55 91 24 74
emilie.moreau@atosorigin.com





Atos Origin introduces the integrated "Next Generation Desktop (NGDT)" concept to Germany

Stuttgart, Germany - September 29, 2004 – On October 6, Atos Origin, Intel and Microsoft will jointly host an event on the topic of "Next Generation Desktop: the Solution for Operation and Innovation in the Desktop and Notebook Area". The objectives of this integrated solution developed together with Intel and Microsoft are to significantly reduce development and support costs, to improve the service level, and to always offer up-to-date software and user-friendly services.

On 6 October, 2004 Atos Origin, one of the leading international IT services provider, together with Microsoft, international market leader for software, IT services and Internet applications and Intel, the largest chip maker are presenting the integral solution, Next Generation Desktop (NGDT) for the first time to the German market at the joint event "Next Generation Desktop - the Solution for Operation and Innovation in the Desktop and Notebook Area ", which will take place in the Dorint Hotel in Frankfurt / Sulzbach.

Innovation within Operation
The Next Generation Desktop integral solution (NGDT) offered by Atos Origin consists of services for migration, operation and innovation. NGDT contains all services for the use of the desktop infrastructure of PCs, notebooks, printers, PDAs as well as access to operational applications. The implementation of the NGDT solution also ensures that those potentially necessary migrations to new software versions as well as the cyclical exchange of hardware can be carried out without incurring further costs. Furthermore NGDT includes all services guaranteed by the comprehensive Service Level Agreement for a fixed monthly price which depends on individual requirements of the customer. This guarantees that users will have a significant reduction in direct desktop costs, an improvement in the service level and a high level of user-satisfaction, which in turn contributes to improve customer's business efficiency.

Remove 'n Replace
The system concept underlying the NGDT solution was developed in close collaboration with Microsoft and Intel. This means it can be worked on quickly even in the event of a workstation failure. For example in case of a PC failure, it is replaced by a device which is kept in reserve and automatically provided with the same software configuration and user data. For this purpose, copies of the locally saved user data are automatically placed on the server. This keeps the need for on-site support to a minimum: "Remove ´n Replace".

Aside from an easy to reach Service Centre, NGDT provides numerous operation and support functions via a secure access eProvisioning/self-service system. This system enables the customer to register or deregister users, change rights, add, delete or re-release passwords for flexible applications for individual users or whole organisation units and also for task-oriented groups, without requiring an IT expert. The customer's organisation itself provides the relevant authorization, thus avoiding laborious and costly duplication of work as well as long turnaround times.

The basic equipment of the Next Generation Desktop terminal currently consists of Windows XP, Microsoft Office System 2003 incl. e-mail and a number of service programmes including virus protection. Within the framework of the initial project, Atos Origin is offering to upgrade customer's tools if necessary, at the start of the contract term and at a fixed price. Within the mass factory-structured company organisation the operating and support processes are implemented in line with ITIL (IT Infrastructure Library).

The first official event "Next Generation Desktop - the Solution for Operation

and Innovation in the Desktop and Notebook Area" introducing NGDT to Germany will take place on October 6, 2004 in the Dorint Hotel in Frankfurt / Sulzbach.

Further information on the event, agenda and the registration form for free participation are available on the Atos Origin website under www.atosorigin.de/events

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About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

Press Contact :

Atos Origin
Nicola Popoff
Tel: +49 (0)7 11/73 77-3 11
nicola.popoff@atosorigin.com

Microsoft Press Contact
Telefon: +49 (0) 89 / 31 76 – 50 00
prserv@microsoft.com




Atos Origin and CellGlide announce a value-added reseller agreement

Madrid, October 7, 2004 - Atos Origin, a leading international information technology (IT) services company and CellGlide, the leading provider of telco-grade mobile traffic shaping solutions for GPRS, EDGE and UMTS mobile networks today announced a Value-Added Reseller (VAR) agreement.

Under the strategic agreement, Atos Origin will market and integrate CellGlide's flagship product, the CellGlide GPRS Mobile Traffic Shaper™ (MTS). It will provide consulting services and also maintenance services for the solution. The MTS is a telco-grade service node that enables mobile operators to successfully and efficiently provide reliable 3G-like and priority access services using available GPRS network infrastructure. The VAR agreement between CellGlide and Atos Origin covers the distribution of services throughout the Iberian region (Spain, Portugal and Andorra).

Liron Langer, Co-Founder and CEO at CellGlide said, "During the past few years we have been committed to working with customers and partners to ensure that the CellGlide mobile traffic shaping platform performs successfully and to optimum capacity with the mobile network infrastructures. The VAR agreement with Atos Origin highlights the awareness of players to the growth in the variety of data services usage, the need of products which can support the delivery of these services in high quality and so the readiness to invest in solutions such as ours.

CellGlide is pleased to help the mobile operators to overcome this challenge with its Mobile Traffic Shaper (MTS) and believes that this trend together with the VAR agreement will enable us to a gain market-leader status. With Atos Origin and CellGlide joined in this strategic partnership, CellGlide has significantly enhanced its customer base and effectively multiplied its access to relevant mobile operators. We are extremely proud to team up with Atos Origin and integrate our solution in their impressive telecom portfolio."

Juan Luis Rivero, Telecom Business Development Director at Atos Origin Iberia said, "We are very pleased to work with CellGlide and are delighted to add its Mobile Traffic Shaping platform in our portfolio. This agreement is significant to us as we see great benefits in such a solution for operators in today's mobile data market."

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About CellGlide
CellGlide is the leading provider of telco-grade Mobile Traffic Shaping solutions (MTS) for GPRS, EDGE and UMTS mobile networks. CellGlide's MTS enables operators to effectively manage and control all mobile data services. Operators are able to gain immediate ROI benefits through service differentiation, offering predictable, reliable, and billable delivery through accurate, cost-efficient network dimensioning. 3G-like and other data services, such as rich media streaming, can therefore be made available, even using existing 2.5G network infrastructure. Complementing the functionality of existing network service nodes, the CellGlide MTS also allows vendors to offer advanced mobile network Quality of Service (QoS).

Installed at the edge of the core network, the CellGlide solution allocates cell resources in real-time, based on available cell capacity, specific service characteristics, and operator service policies. CellGlide maintains sales and support facilities in Europe, the United States, Asia Pacific and the Middle East. For further information, please visit www.cellglide.com

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and operates under the trade names Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For more information, please contact:

CellGlide
Daniel Baber/Laura Lynne
Ruder Finn UK
Tel. +44 (0) 20 7462 8900
Fax +44 (0) 20 7462 8999
dbaber@ruderfinn.co.uk
llynne@ruderfinn.co.uk

Atos Origin
Antonio Ferreiro
antonio.ferreiro@atosorigin.com
Tel: +34 91 214 89 15



Atos Origin designs and builds EDF's new control room simulator at Civaux nuclear power plant

Paris, October 11, 2004 — On October 1, Electricité de France (EDF) inaugurated a simulator for training control room operators at the Civaux nuclear power plant in France's Poitou-Charentes region. Project leader Atos Origin, one of the world's leading information service providers, developed the system in collaboration with equipment maker Thales Training & Simulation.

The solution comprises a full-size replica of the Civaux control room, allowing operators to practice routine operations and effective responses to emergencies.

Its unique design integrates the version of the command/control system used in the nuclear power unit to help operators meet specific engineering requirements, such as data validation, system functions upgrades and reactor behavioral analysis. Developed by Atos Origin as a solution for all nuclear power units in France's 1,450 MW N4 reactor series, the system integrates the Company's proprietary ADACSTM supervision software platform, based on the operational platform the two partners previously developed at the Chooz plant in the Ardennes.

In addition, Atos Origin is involved in the Sirocco program to design and deploy control room simulators for the country's 900 MW and 1,300 MW nuclear power plant reactors, which comprise 48 units spanning 15 sites.

"Power generation requires safe, reliable solutions," commented Civaux plant director, Pascal Maugey. "Thanks to this simulator, which was jointly developed by Atos Origin and Thales Training & Simulation, our teams will acquire invaluable control room experience in a real-life environment enabling them to maintain a high level of competence."

Following its acquisition of SchlumbergerSema, Atos Origin has long been a major partner to France's nuclear power program, carrying out important projects for control/command systems, providing operational assistance and supplying training simulators for the new generation of nuclear power plants.

The Civaux plant uses water from the Vienne River, whose irregular flow rate was taken into consideration when the plant was built. Like the Chooz plant, it is equipped with the latest 1,450 MW N4 reactors, whose four steam generators are each connected by a loop to the reactor. Civaux is also equipped with an Arabelle turbine. In 2003, Civaux generated 20 billion kWh (20 TWh), representing 4% of EDF's national output. The plant partially offsets northwestern France's chronic electricity production shortfalls.

###

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and operates under the trade names Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Contact for Press:
Anne de Beaumont
Tel +33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com



Atos Origin signs global hosting partnership with SAP AG to provide advanced hosting services for SAP® solutions

Paris, Munich SAP TechEd, 14 October 2004 – Atos Origin, an international IT services company, today announced a global hosting partnership with SAP AG to provide its customers with hosting and application management services that comply to quality standards of SAP® solutions.
With customers' SAP solutions managed by Atos Origin in more than 35 certified data centres around the globe, the company has a strong track record in implementing and running business critical applications and systems. SAP certification of Atos Origin's regional and local data centres confirms high quality and compliance to the SAP Operations Quality initiative through which Atos Origin can deliver the high level of service that customers expect.

John Stevenson, Vice President Business Applications & Communication Services at Atos Origin: "Providing SAP Hosting Services is a key business for Atos Origin. Being a Global Partner of SAP confirms the quality of services and support we are able to provide to our customers for their end-to-end services. It puts us in a strong position during the selection process for customers wishing to use SAP solutions."

Atos Origin has been an SAP Global Services Partner for many years and has completed a large range of SAP solution implementations for customers in chemical, consumer packaged goods & retail, high tech, oil & gas and utilities industries. With 4,000 experienced SAP professionals, Atos Origin has extensive knowledge and skills in SAP solutions, implements and manages complex, integrated global solutions for large organizations. SAP services are delivered worldwide using standardized processes, procedures and tools using the Atos Origin Continuous Service Delivery Model (CSDM) which means that customers are assured of international consistency.

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

For more information, please contact:

José de Vries
+ 33 1 55 91 24 53
+ 33 6 22 04 40 68
jose.devries@atosorigin.com

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Atos Origin partner of Remedy at the first edition of the Italian Remedy User Group event

Equant, Atos Origin, and Galaxy Scientific Corporation are among first Global Connections partners to offer Interwise-based solutions to meet growing market demand for Web-based conferencing and collaboration

Milan, October 18th, 2004 – Atos Origin will participate at the yearly event Italian Remedy User Group (IRUG), the most important event for Remedy's clients in Italy, which will take place on October 19 in Villa Torretta - Sesto San Giovanni, Milan.

This event, led by Remedy's users and partners, will be an interesting opportunity to approach the themes related to Remedy's technology and to the capability in supporting primary business processes, such as those less known as Help Desk processes or Network Trouble Ticket processes.

Atos Origin will present its testimony on Remedy implementation: "REMEDY CSS (Customer Support Services): Atos Origin experience for successful projects. Approach, methodology and specificity of development and implementation of real cases". A significant opportunity for Atos Origin to confirm and illustrate real examples of success, such as the project achieved for the European consortium Eurofighter GmbH.

The futuristic technology characterizing Eurofighter Typhoon, a military fighter aircraft of the latest generation, is supported by precise corrective and developing maintenance, provided and tuned by the trouble ticketing system developed by Atos Origin, using the Remedy customer support platform.

Atos Origin was responsible for the design, development, implementation and roll-out of the solution for the consortium Eurofighter GmbH in Europe. Atos Origin is also currently supporting the client in the second stage of the project, during which the system will be improved with more advanced functionalities and upgraded with the most recent versions of Remedy. In addition, Atos Origin has undertaken, during the course of the application management agreement, the corrective maintenance and cyclical renewal of the system for the 25 years after the delivery of the last aircraft.

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About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

Atos Origin Press contact :
Paola Sinigaglia
Tel : +39 02 66722209

paola.sinigaglia@atosorigin.com

Atos Origin strengthens its investment in electronic payment

Its SIPS solution handles 2.5 million transactions per month

Paris, October 18th, 2004 - Atos Worldline, an Atos Origin company, has substantially developed its SIPS flagship online payment solution and can now offer its clients constantly improving levels of security. One of the very first solutions of this kind, launched on the market in 1996, SIPS is now used by about 60% of French merchant sites and is growing at an annual rate of 80%. By July 2004, SIPS was securing as many as 2.5 million transactions a month.

Since this summer, the SIPS (Secure Interactive Processing Services) solution is in the process of obtaining AIS/SDP certification from Visa and MasterCard. This certification increases security of internet transactions by imposing additional security constraints to protect bank card numbers during e-transactions.

In addition to the improvements required to obtain this certification, Atos Worldline has greatly developed the key architecture of its SIPS solution: the redundant and charge-sharing systems have been improved and security has been geared up. These additional systems now ensure greater capacity for processing higher volumes of transactions as well as higher quality service.

In order to increase the service portfolio that SIPS provides Atos Worldline clients, the group has also invested in Research & Development:

- SIPS Mobile, a mobile payment solution, accompanying the growth of mobile telephone services
- SIPS is now interconnected to European banks. This is ideal for English merchant sites that want to sell on the French market but be paid in an English bank, for instance
- SIPS also provides scoring tools to enable improved fraud detection

Lastly, in order to increase bank independence, SIPS now provides extranets that allow bankers to directly manage their traders through a web interface.

About SIPS
Atos Origin is the French leader in online payment services. Over 4,000 sites use its SIPS solution (Secure Interactive Processing Services) and generate around 2.5 million transactions a month.

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About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as

Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

Atos Worldline is an Atos Origin company : a leading European provider in IT-related Business Process Outsourcing, dedicated to services and solutions covering the whole process of payment and information flows. With 2,500 staff in France, Germany, Austria and the United Kingdom, Atos Worldline generated an annual revenue of around €400 millions in 2003, through 3 core activities : Payment and Card Processing services - CRM services - and Multi Channel Contact (Internet and Voice services).

Press Contact:
Emilie Moreau
+33 (0)1 55 91 24 74
emilie.moreau@atosorigin.com

Atos Origin is once again awarded SAP "Special Expertise Partnership" in Germany

• For the second time in a row, SAP has awarded Atos Origin in Germany the "Special Expertise Partnership" for outstanding consulting quality for mySAP Customer Relationship Management (CRM)
• Project experience, Strong Focus, a number of trained and certified SAP consultants, and Atos Origin close customer relationships fully efficient

Stuttgart, 20th October 2004 – Atos Origin, a leading international IT services company, was awarded by SAP Germany the "Special Expertise Partnership" award in the mySAP CRM field. This distinction is based on the consulting quality of SAP partners in specific fields. In the qualification process, Atos Origin demonstrated outstanding specialists and sales-related expertise for the SAP product "mySAP CRM". Through this new award, SAP and Atos Origin thus develop their long term relationship, as well as their mutual sales-related cooperation.

As Special Expertise Partner (SEP) mySAP CRM, Atos Origin is part of a "special" group of SAP partners who successfully demonstrated that their technical know-how and proven knowledge of CRM processes meet the required SAP AG criteria. SEP partners are selected by country and distinguish themselves through special – locally positioned – expertise. In the area of Customer Relationship Management (CRM), the selection criteria were made significantly more demanding by SAP for 2004/2005. A prerequisite for the nomination of Atos Origin was, among other things, a report on successfully implemented projects as proof of the long term SAP experience. As a further element of the qualification process, Atos Origin passed the assessment of the number of trained and certified SAP consultants and the high-standard of customer relationship. SAP is therefore convinced that the current SEP partner has a proven competence and a clear focus on the appropriate solution in each case.

Gerhard Fercho, Atos Origin Chief Operations Officer for Germany and Central Europe, is pleased with this award: "We are very proud that Atos Origin has once again be awarded SAP's Special Expertise Partnership. This firmly establishes Atos Origin as a competent partner in terms of its strategic alliance with SAP". The new, extended partnership offers enormous advantages to Atos Origin customers. The consolidated specialised knowledge and the experience of both companies mean greater added value for customers. Since beginning of 2004, Atos Origin has also been one of the 11 SAP members of the Board of Partners.

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

Press Contact

Nicola Popoff
Tel : +49 (0)7 11/73 77-3 11
nicola.popoff@atosorigin.com

Atos Origin sells its Australian operations to Fujitsu

Paris – October 21st, 2004 – Atos Origin, a leading international information technology services provider, today announced that it has agreed to sell its wholly-owned Australian subsidiary to Fujitsu Australia. Fujitsu has agreed to provide on-going operational support for Atos Origin's global clients in Australia under an alliance relationship.

Atos Origin has provided integration and managed services to clients in Australia and New Zealand for more than 10 years. The company was originally formed from the captive IT operations of Philips Electronics. It currently has annual revenues of approximately EUR 20 million and employs just over 140 staff. In line with current policy, Atos Origin has decided that clients would be better served by combining its resources in Australia with a strong local provider and entering into a reciprocal agreement under which the purchaser, Fujitsu Australia, will support the existing and on-going requirements of its key global clients.

Atos Origin's Australian Managing Director, Jean-Pierre Deruddere, will join Fujitsu as Executive General Manager, Enterprise Solutions, reporting to Rod Vawdrey, CEO of Fujitsu Australia. Mr Deruddere added: "I am excited by the opportunities that the new organization will provide for Atos Origin staff, and the ability to deliver even more compelling end-to-end solutions. The cultural alignment between Fujitsu and Atos Origin is strong and that will ensure a smooth transition for our staff and a seamless service for our clients."

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About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and operates under the trade names Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Contact for Press:
Marie-Tatiana Collombert,
Tel: +33 (0) 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Contact for Investors:
John White
Tel: +33 (0) 1 55 91 26 32
john.white@atosorigin.com

CERTIAM-CNEDI chooses Atos Origin to provide J2EE support and auditing services

Paris – October 27, 2004 — CERTIAM-CNEDI, which develops and manages IT infrastructure for the CAF family assistance fund in southern France, has chosen Atos Origin to provide the CAF with J2EE support and auditing services.

As part of a program to revamp the façade of the Family Services Division's IT system into a corporate portal based on an n-tier J2EE architecture, CERTIAM-CNEDI felt it needed additional support services and an audit of the current state of J2EE technologies. In this way, the Information Systems Department hoped to facilitate the integration of its IS applications and their deployment on the organization's 15,000 workstations. The goal was also to upgrade existing development methods to object-oriented technologies by replacing current software development tools.

Certified J2EE auditing services

The contract, which includes purchase orders extending over three years, will involve a team of ten engineers, including seven senior Atos Origin J2EE consultants with extensive skills in providing clients with technological support.

The contract got underway in early August with a general project audit, covering the entire revamping program and representing 12 technical and functional sub-projects and 500,000 lines of code. Depending on the results of this first phase, the team will conduct other specific audits of varying complexity, which may require the deployment of a prototype, followed by code quality audits for the entire project.

Atos Origin is in charge of supplying a full set of development and writing rules, as well as a method for monitoring their application, and of proposing general areas for optimization and areas for improvement by sub-project. These recommendations will enable CERTIAM to effectively manage the quality of standard code production and to reduce project execution times by shortening certification periods.

To enable a quick return on investment, Atos Origin has deployed a solution based on a rigorous methodological framework (ISO 9126 and ISO 15504 standards and GQM methodology) supported by appropriate off-the-shelf software (Compuware's CARS Code and SynSpace's SpiCE 1-2-1) for assessing software quality, technical choices and production processes, thereby validating the appropriateness of the areas for study.

Reasons for choosing Atos Origin

With its ability to find the right experts, thanks to its New Technology Competence Center, and its extensive experience in France's public welfare sector, Atos Origin was the clear choice as the primary partner for the audit. Atos Origin also adds value through its ability to deploy a solid approach, supported by efficient tools, and to work with Improve, a subcontractor specializing in J2EE architectures and frameworks, to finalize architecture specifications.

"Thanks to the specialized expertise of the Atos Origin teams and their thorough understanding of our needs, we'll have a new-generation corporate portal equipped with the latest technologies and offering the user-friendliness people expect at their workstations," said Pierre Bourgeot, head of CERTIAM-CNEDI in Sophia Antipolis. "Atos Origin will provide invaluable assistance in helping us to define and install methods and processes for integrating and deploying our IT system's new and existing applications."

About CERTIAM-CNEDI
Based in Sophia Antipolis, CERTIAM is one of eight regional information-processing centers for the CAF family assistance fund of the Family Services Division of France's Social Security system. CERTIAM-CNEDI is one of seven national design and development centers for deploying tools and applications for the different CAF agencies. It is responsible for the architectural design of applications, their related development processes and the infrastructure resources required to manage their execution.

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About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than €5 billion and it employs 45,000 people in 50 countries. Atos Origin is the global IT services partner to the Olympic Games.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos KPMG Consulting and Atos Odyssée.

Media contact:
Anne de Beaumont
Tel: + 33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com

Atos Origin



Atos Origin, a leading card and security technology enabler, to participate at "Cartes 2004" in France

November 2nd, 3rd and 4th, 2004 at Paris-Nord Villepinte Exhibition Center, Hall 3 & 4

Paris, October 28th, 2004 - Atos Worldline, an Atos Origin Company, will be present at the 19th International Card and IT Security Forum. At a seminar devoted to Smart Card Systems Security, Atos Worldline experts will lead a discussion entitled "Fraud : impact of EMV development in Europe and new methodological and technical solutions" on November 4th, from 11:00 to 11:45 am.

Active for more than 20 years in Payment services, Atos Worldline is a leader on the French, German and Austrian markets. Atos Worldline is actively involved in the smart card industry. Developments in this sector are currently being driven by payment deregulation, the widespread adoption of EMV smart card technology, the resulting modification of European regulations and the arrival of multi-application cards.

On Thursday November 4th, Atos Worldline will participate at the seminar dedicated to Smart Card Systems Security, and Atos Worldline experts, Michel Weissleib, Consultancy Director, and Jean-Claude Barbezange, Payment and Security R&D Director will lead the discussion on "Fraud: impact of EMV development in Europe and new methodological and technical solutions" - 11:00am - 11:45am.

"The term « fraud » covers different realities whether we are an issuing bank, an acquiring bank or a merchant. Objectives must be first defined: financial, image or /and clients' protection. It is then possible to select solutions and services and therefore measure the effects depending on the predefined objectives," said Michel Weissleib, Atos Worldline Consultancy Director.

###

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

Atos Worldline is an Atos Origin company : a leading European provider in IT-related Business Process Outsourcing, dedicated to services and solutions covering the whole process of payment and information flows. With 2,500 staff in France, Germany, Austria and the United Kingdom, Atos Worldline generated an annual revenue of around €400 millions in 2003, through 3 core activities : Payment and Card Processing services - CRM services - and Multi Channel Contact (Internet and Voice services). www.atosworldline.com

For any interview request during the forum, please contact :
Emilie Moreau
Tel : +33 (0)1 55 91 24 74

emilie.moreau@atosorigin.com

Atos  Origin

Transport Direct wins Public Sector Project of the Year award

Atos Origin supports winner of Computing Awards for Excellence Winner

London, 29th October 2004 – Atos Origin, a leading IT and business services company, is pleased to announce that Transport Direct won the Public Sector Project of the Year Award at the Computing Awards for Excellence 2004. With the overall technology designed, built and operated by Atos Origin, Transport Direct picked up the award at the presentation ceremony on Wednesday 27th October 2004.

The Transport Direct portal (created by the Department of Transport) was selected as winner from five short-listed entrants by a panel of industry, analyst and media judges. As part of the UK Government's drive to give the public electronic access to 30 key services by 2005, Transport Direct is a comprehensive online portal that provides access to a journey planner for all forms of transport, maps, real time information and facilitated ticket purchasing.

"We are delighted that Transport Direct has been recognised with such an important award," says Nick Illsley, chief executive – Transport Direct. "It is an extremely complex project involving many parties. Atos Origin has done an exceptional job leading the consortium to deliver and manage the portal, which will significantly improve the transport choices that travellers make."

"We are thrilled that Transport Direct has won this prestigious award and we at Atos Origin are delighted to have been given the opportunity to deliver such an innovative and high profile project," says Rob Price account director, Transport Direct, Atos Origin. "Pulling together and integrating a vast amount of past, present and future travel information has been a significant challenge but this award demonstrates the success of the whole project. Transport Direct is a world first – there really is nothing else like it."

Atos Origin is responsible for overall project management including the design, build and managed service operation of the portal. Atkins is providing the journey planning software; BBC Technology designed the user front-end; ESRI (UK) is delivering the mapping software and solutions; RTEL is supplying air information solutions and Microsoft is providing the .Net framework.

The Computing Awards for Excellence reward the highest standards of individual and collective achievement and with over 300 entries each year, they are highly competitive and well-regarded. The Public Sector Project of the Year recognises the best IT project delivered by a public sector organisation and rewards projects that deliver public service improvements or allow greater efficiency or cost-effectiveness. The Transport Direct entry demonstrated the best return on investment, innovation, future growth potential, excellence and successful management with the help of Atos Origin.

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About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell,

Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

For more information, please contact:

Caroline Crouch
Atos Origin
caroline.crouch@atosorigin.com

Atos Origin and Fidis announce partnership to launch factoring add-on

A unique factoring package based on mySAP ERP

Zaventem – 3 November, 2004 – Atos Origin, a leading international information technology (IT) services company, and Fidis, a German provider of financial software & services, today announced a partnership to launch factoring add-on. This first ready-to-work solution for factoring, developed on the basis of SAP/R3, guarantees performance and long-term protection of capital investment. The offering is addressed to corporate operations on international scale. The two companies will jointly provide an application giving all the advantages of powerful financial accounting, a comprehensive and variable reporting system.

The challenge that Atos Origin and Fidis faced, was to develop an add-on to the mySAP ERP, the world's leading ERP software, combining both the strengths of a strong standard and the advantages of individual applications, thus fulfilling the demanding functionalities required in the factoring industry on single term basis.

The openness of the application allows factoring companies and multinational companies that centrally manage their group receivables to easily adapt their business models. The main task of the add-on is to deliver transactions processing the factor and customer business needs of the factoring industry and to manage all the data according to customizable rules. The add-on also helps improving communication, transparency, collaboration between factor, customer, debtor, credit companies, therefore creating added value in establishing real partnerships.

Henri Van Engelen, Managing Director of Atos Origin Belux explains "This is the first time that specialists from the factoring industry and experts from IT started a development in a live environment for standard factoring solutions." He adds, Fidis' knowledge of the business needs of the factoring industry in different countries, their expertise in the integration of new developments, combined with Atos Origin's proven commitment and capability enabled us to bring this brand new and unique solution to market".

"It is important to the factoring industry, as in many industries, to ensure efficiency, protection of investment and guarantee the future", says Otto Johannsen, Managing Director of Fidis. "Another key element is combining all the advantages of a strong standard with the strength of individual adaptation of business needs, at an international level. Our partnership with Atos Origin means we benefit from their expertise in developing software for special purposes based on the mySAP ERP platform. Atos Origin's proven expertise in project management, its strong marketing support and sales force drive, along with our working relationship over the last four to five years also made it an excellent choice to partner with them."

Atos Origin and Fidis' add-on solution enables:

• Reception and processing of adherent movement data files (factor side)
• Enhanced payment allocation (factor side)
• Easy data migration by standard and dynamic interfaces (adherent side)
• Confirmation treatment of invoices accepted by the factor: automatic postings (adherent side)
• Outgoing payments according to "availability": four eyes principle
• Commission calculation
• Online reporting
• Business warehouse reports

• Treasury functions: extended cash management, interest calculation, currency hedging
• Pre-collection and dunning functions driven by workflow: daily overdue for the risk department, weekly overdue for the adherent
• Numerous workflows: limit verification event, payment promise, handling of disputes

The add-on solution offers three different modes of customer relation: licenses, application service providing and business process outsourcing.

The add-on solution also enables integration at all levels. Fidis is able to, for instance, integrate established external software, e.g. for address validation and limit handling, and to take over business models deviating from the standards into open standard. This means effective integration of established software in the sense "ready-to-work" – "easy-to go".

###

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries, 750 in Belgium and Luxembourg. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, BP, Ericsson, EDF, Euronext, Fiat, France Telecom, ICI, ING, KPN, Lucent, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Telecom Italia, UBS, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com/be
Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

About FIDIS
Fidis financial software and services is specialized in developing software for factoring and ABS. Founded in 2000 Fidis starts its proof of concept with its first customer. Now, four years later, Fidis proved to cover the business needs of all product differentiations, to adapt different business models and modes, to fulfill the business needs in different countries and to handle efficiently very high volumes. For more information, please visit the company's homepage at: www.fidis.com

Contact:
Christelle Colin
Atos Origin
Minervastraat 7,B-1930 Zaventem
tel +32 2 712 26 04
fax +32 2 712 27 05
christelle.colin@atosorigin.com

Otto Johannsen
FIDIS GmbH
An der Gümpgesbrücke 17, D-41564 Kaarst
tel + 49 21 21 2 98 58 15
fax +49 21 31 2 98 58 615
otto.johannsen@fidis.com

Belinda Delys
LVT Benelux PR
tel +32 2 474 17 40
fax +32 2 474 17 47
belinda@lvtpr.com

Purchasing Card: Four large French banks have chosen Atos Origin to overhaul their purchasing platform

Paris, November 3rd 2004 – Following the dissolution of GIE Service Purchasing, four large banks, former members of that grouping, have entrusted Atos Worldline, an Atos Origin company, with overhauling and running their Purchasing Card ebanking platform. The platform uses the group's card management software Worldline Pay - IOcard, as well as its Worldline Invoice e-billing offering. Atos Worldline thus provides the means to guarantee substantial deployment of this service, which enables purchasers - companies and local authorities / governments – and suppliers to arrange non-strategic purchases in the best possible way.

The administrative cost of processing an order is practically fixed, not only for the purchaser but also for the supplier, whatever the price of the order. This makes the Purchasing Card particularly suitable for purchases of small amounts. Also known as the Corporate Purchasing Card, it has been used for more than 10 years in the United States and Britain as the easiest and most inexpensive way of optimising the purchasing/accounting/payment chain. In France, after completion of a pilot stage, the system offering is now in widespread use and is being promoted particularly amongst public authorities.

The Atos Worldline Purchasing card platform is a complete, evolving and transparent system that has a common central core where each bank can customise the following:

- their operating parameters,
- their different transfers, for their own needs and for purchasers and suppliers.

Interconnected to the market acceptance systems and e-banking clearance channels, the platform provides all acquirer and issuer processes (benchmark management, card issuing, authorisation processing and issues of transfers, etc).

This turnkey solution allows the following enhanced functions to be included:

- web interface for banks and their customers,
- changing from a non-technological card to a bank card,
- use of bank networks,
- special features for public authorities,
- e-billing,
- administrative back office.

Due to Atos Origin's know-how and the size of its platform, it provides a modern, long-lasting solution that evolves functionally and technically. Atos Origin can thus help large banks handle the sharp growth in Purchasing Card that they will need to deal with in years to come.

###

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for

the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

Atos Worldline is an Atos Origin company : a leading European provider in IT-related Business Process Outsourcing, dedicated to services and solutions covering the whole process of payment and information flows. With 2,500 staff in France, Germany, Austria and the United Kingdom, Atos Worldline generated an annual revenue of around €400 millions in 2003, through 3 core activities : Payment and Card Processing services - CRM services - and Multi Channel Contact (Internet and Voice services). www.atosworldline.com

Press Contact :
Emilie Moreau
Tel : +33 (0)1 55 91 24 74
Email : emilie.moreau@atosorigin.com

Atos Origin



search here go

Atos Origin and Sun Microsystems prove the highest performance of Worldline Pay Front Office Solution

Paris - Frankfurt/Main, November 8th, 2004 - Atos Worldline, an Atos Origin company, has completed its development of Worldline Pay Front Office Applications and is starting now a market campaign to offer the new solutions to payment providers. Atos Worldline and Sun Microsystems have successfully demonstrated a throughput of a peak of up to 800 transactions per second processing and checking online card payments in an acquirer environment.

Financial service providers are constantly searching for ways to optimize their business processes and reduce operating costs whilst also keeping an eye on any future requirement that will need to be integrated. As part of Atos Worldline's and Sun Microsystems ongoing collaboration, both organisations wanted to demonstrate to prospective clients that they are continually striving to push the boundaries forward whilst retaining the reliability for which they are both renowned. In this particular project they concentrated on the increasing demands on transaction processing requirements in an acquirer environment.

The project comprised porting the Worldline Pay Authorization System on Sun server systems and carrying out the benchmark tests. A standard acquirer scenario was tested, which approximated to the projected use of a major acquirer. Simulation software was used to send terminal transactions to the benchmark system. The transactions were received, checked and routed to a network simulation. The network reply was processed and a response sent to the requesting terminal.

Using just one of the Sun Fire E6900 servers, the target of a sustained and stable 500 transactions per second was met. With the addition of a second Sun Fire E6900 server, peaks of up to 800 transactions per second could also be demonstrated.

These results are of extreme significance for clients. There is no need for money to be tied up in a large infrastructure at the start. Sun Microsystems Sun Fire E6900 server scales up to 24 UltraSPARC IV processors and the Atos Worldline Authorisation System is also flexibly designed to accommodate new requirements quickly and cost efficiently.

For Erik Munk Koefoed, Managing Director of Atos Worldline, the outstanding result was merely confirmation of his confidence in both systems. "The proven stable throughput of up to 500 transactions per second demonstrates clearly the future-orientation of both systems. Thus showing that we continue to offer our clients technology which is able to support their business both now in long into the future. By consolidating a transaction system onto a new standard platform, financial services providers achieve significant savings in the development of new features and reduce operating costs. Both hardware and software achieving the high-volume and high-reliability on the one hand, whilst reducing operating and upgrading costs on the other."

###

About Sun Microsystems, Inc.
Since its inception in 1982, a singular vision – "The Network Is The Computer" – has propelled Sun Microsystems, Inc. (Nasdaq: SUNW) to its position as a leading provider of industrial-strength hardware, software and services that make the Net work. Sun can be found in more than 100 countries and on the World Wide Web at http://sun.com

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos KPMG Consulting and Atos Odyssée.

About Atos Worldline
Atos Worldline is an Atos Origin company: a leading European provider in IT-related Business Process Outsourcing, dedicated to services and solutions covering the whole process of payment and information flows. With 2,500 staff in France, Germany, Austria and the United Kingdom, Atos Worldline generated an annual revenue of around €400 millions in 2003, through 3 core activities: Payment and Card Processing services, CRM services, and Multi Channel Contact (Internet and Voice services). www.atosworldline.com

For further information:

Sun Microsystems GmbH
Harald Gessner
PR Manager Germany
Sonnenallee 1
85551 Kirchheim-Heimstetten
Tel.: (0 89) 46008-2406
Fax: (0 89) 46008-2455
E-mail: harald.gessner@sun.com
http://www.sun.de

Atos Origin
Anja Müller
Tel: +49 (0) 69 66 57-1401
Email: anja.mueller@atosorigin.com

Emilie Moreau
Tel :+33 (0)1 55 91 24 74
Email : emilie.moreau@atosorigin.com

Atos Origin processes the first mini Visa credit card on the German market

DaimlerChrysler Bank project completed in only three months

Frankfurt/Main / Paris, November 9th, 2004 - Atos Worldline, an Atos Origin company, has been processing the first mini-format Visa credit card in Germany since October 25th, 2004. The "mini smart card Visa" project was completed as twin cards (mini and normal Visa card) in only three months in conjunction with the issuers, DaimlerChrysler Bank and smart, and supported by Atos Worldline at all stages of the project. The new card, which is to be issued to smart drivers, is now being introduced onto the market.

SEMPRIS card management system processes additional services
In addition to card payments, Atos Worldline processes all the additional functions associated with the product, such as the RoadMiles bonus programme. The SEMPRIS flexible card management system developed by Atos Worldline is used for this purpose. All payment and additional data is stored hierarchically on a high-availability database via SEMPRIS and pre-processed for optimal data exchange. In this way, all the additional functionalities required by customers can be carried out via freely selectable modules and new types of card projects can be developed in the short term.

"Mini card holder service hotline" for a comprehensive service
With the Atos Wordline "Mini card holder service hotline", all "smart card Visa" card holders have a 24-hour service hotline available 7 days a week. This enables card holders to make queries on their monthly card statements or on credit card banking.

Anton Lill, Director of the Consumer Banking and Marketing at DaimlerChrysler Bank AG explains: "In August of this year, we wanted to be one of the first providers to market a miniaturised credit card onto the German market. This mini smart card Visa matches the smart car brand for our lifestyle-oriented consumers. Atos Wordline supported us as an expert partner throughout all the stages of the project. In this way, our idea became reality in only three months."

Erik Munk Koefoed, Managing Director at Atos Worldline adds: "We know that customer business processes for card issuing banks now need to be simpler and more cost-effective. With "SEMPRIS", our user-friendly, modular, open-ended card management system, we were able to realise the idea of the "mini smart card Visa" quickly and cost-effectively for DaimlerChrysler Bank."

About the mini-card
Only 6.5 by 4 centimetres in size, it is only half the size of a conventional credit card. It can easily be attached to a key-ring and saves wallet space. The mini-format card can be used for all types of cashless payments worldwide at all cash desks provided with swipe terminals. For payments on other cash desk systems and ATM withdrawals, the mini smart card Visa is supplied with a normal-sized Visa card. In order to make the twin cards attractive, additional services such as RoadMiles and the plus-service package are offered.

About RoadMiles
With RoadMiles, the card holder automatically collects one road mile per euro paid on transactions and three road miles per euro paid on petrol transactions. These bonus points can be converted into gifts or Miles&More bonus miles for the Lufthansa frequent flyer programme.

About plus service package

For an additional annual fee of ten euro, card holders obtain a refund from DaimlerChrysler Bank on all travels booked with partner travel agents. In addition, if they lose their card, card holders can use a lost / stolen service and a ticket service for booking tickets to events.

###

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Worldline is an Atos Origin company: a leading European provider in IT-related Business Process Outsourcing, dedicated to services and solutions covering the whole process of payment and information flows. With 2,500 staff in France, Germany, Austria and the United Kingdom, Atos Worldline generated an annual revenue of around €400 millions in 2003, through 3 core activities: Payment and Card Processing services - CRM services - and Multi Channel Contact (Internet and Voice services). www.atosworldline.com

Atos Origin Press Contacts :
Anja Müller
Tel : +49 (0) 69 66 57-1401
Email: anja.mueller@atosorigin.com

Emilie Moreau
Tel : +33 (0)1 55 91 24 74
Email : emilie.moreau@atosorigin.com

Atos Origin third quarter revenues for 2004

On track to achieve 2004 targets

PARIS – November 10th, 2004 – Atos Origin, a leading international information technology services provider, today announced that unaudited revenues for the three months ended September 30th, 2004 amounted to EUR 1,253 million, compared with EUR 717 million in the same period last year (+75%). Adjusting for the acquisition of Sema Group at the start of 2004 and the disposal of several business units during the past twelve months, the group generated organic revenue growth of 0.9% on a constant scope and exchange rate basis.

Net debt fell from EUR 676 million at the end of June 2004 to EUR 562 million at the end of September 2004.

The appendix to this statement provides an analysis of revenues by service line and geographic region.

Analysis of Revenue Performance

Total Group revenues for the seasonally low-key quarter ended September 30th, 2004 were EUR 1,253 million, compared with EUR 717 million for the equivalent period last year. Atos Origin acquired Sema Group with effect from January 2004. The comparative pro forma revenues of the combined Group in Q3 2003 were EUR 1,285 million and on that basis the 2004 figures were therefore 2.5% lower. After adjusting for business disposals during the past twelve months, and at constant exchange rates, the Group produced organic growth of +0.9%. This is the first quarter-on-quarter increase since the recent market decline took effect in 2002.

In Consulting & Systems Integration there was a 4.2% decline in revenue organically in the third quarter, year-on-year, as the Group continues to refocus its activities away from low-end commoditized business towards providing specific added value solutions as part of its portfolio of services to key clients.

After adjusting for the disposal of the Cellnet business, organic revenue growth in Managed Operations was 5.9%, reflecting the steady inflow of orders that has accumulated during the past year.

On a regional basis, revenues in France were 3.6% lower at constant scope, reflecting a migration away from some commoditized system integration activities as part of the Group's repositioning strategy and as a result of the extensive integration of Sema. Elsewhere, good organic revenue growth was achieved in both The Netherlands (+4.5%) and in the United Kingdom (+7%), where the Group picked up additional work, especially in the Public Sector. Revenues in the rest of EMEA were lower, mainly in the Middle East and the weak Italian market.

Outlook

Revenue for the nine months to September 30th, 2004 amounted to EUR 3,906 million. The Group won a major outsourcing contract with KarstadtQuelle in Germany during the third quarter. That contract began contributing as expected at the beginning of October and the Group remains on target to report revenues of just below EUR 5.3 billion in 2004.

The merger integration and restructuring plan is also on track and we remain

confident of achieving an operating margin in excess of 7% this year.

Taking into account EUR 90 million paid in October to acquire assets relating to the KarstadtQuelle business, we expect net debt to fall below EUR 550 million by year-end.

###

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and operates under the trade names Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Contact for Press:
Marie-Tatiana Collombert
Tel: +33 (0) 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Contact for Investors:
John White
Tel: +33 (0) 1 55 91 26 32
john.white@atosorigin.com

ANALYSIS OF REPORTED REVENUE

	3 Months ended September 30th, 2004		
Euro Millions	**2004**	**2003**	**% change**
Statutory growth	**1,253**	**717**	**+74.8%**
Plus: Acquisitions		568	
Pro forma growth	**1,253**	**1,285**	**-2.5%**
Less: Disposals		(45)	
Less: Exchange Rate impact		3	
At Constant Scope and Exchange Rates	**1,253**	**1,242**	**+0.9%**

by Service Line

	3 Months ended September 30th, 2004			
Euro Millions	**2004**	**2003 (*)**	**% change**	**% (**)**
Consulting & Systems Integration	596	633	-5.9%	-4.2%
Managed Operations	657	652	+0.9%	+5.9%
TOTAL	**1,253**	**1,285**	**-2.5%**	**+0.9%**

(*) Unaudited pro forma combined figures
(**) Organic growth at constant scope and exchange rates

by Geographic Region

Euro Millions	3 Months ended September 30th, 2004			
	2004	2003 (*)	% change	% (**)
France	327	349	-6.2%	-3.6%
United Kingdom	307	276	+11.1%	+6.9%
The Netherlands	232	222	+4.5%	+4.5%
Rest of EMEA	286	305	-6.3%	-5.8%
Americas	63	86	-26.5%	+34.7%
Asia Pacific	37	46	-19.0%	-13.5%
TOTAL	**1,253**	**1,285**	**-2.5%**	**+0.9%**

(*) Unaudited pro forma combined figures
(**) Organic growth at constant scope and exchange rates

Euro Millions	9 Months ended September 30th, 2004		
	2004	2003	% change
Statutory growth	**3,906**	**2,260**	**+72.8%**
Plus: Acquisitions		1,765	
Pro forma growth	**3,906**	**4,025**	**-3.0%**
Less: Disposals		(80)	
Less: Exchange Rate impact		(14)	
At Constant Scope and Exchange Rates	**3,906**	**3,931**	**-0.7%**

by Service Line

Euro Millions	9 Months ended September 30th, 2004			
	2004	2003 (*)	% change	% (**)
Consulting & Systems Integration	1,866	2,012	-7.3%	-5.4%
Managed Operations	2,040	2,013	+1.4%	+4.1%
TOTAL	**3,906**	**4,025**	**-3.0%**	**-0.7%**

(*) Unaudited pro forma combined figures
(**) Organic growth at constant scope and exchange rates

by Geographic Region

Euro Millions	9 Months ended September 30th, 2004			
	2004	2003 (*)	% change	% (**)
France	1,042	1,075	-3.1%	-+0.5%
United Kingdom	913	851	+7.4%	+4.8%
The Netherlands	715	707	+1.1%	+1.7%
Rest of EMEA	901	957	-5.8%	-5.2%
Americas	228	300	-24.0%	-6.0%
Asia Pacific	106	135	-21.3%	-15.5%
TOTAL	**3,906**	**4,025**	**-3.0%**	**-0.7%**

(*) Unaudited pro forma combined figures
(**) Organic growth at constant scope and exchange rates

Atos Origin to help France's employee health insurance fund migrate documents to electronic media

Paris – November 16, 2004 — CNAMTS, France's employee health insurance fund, has chosen Atos Origin to support the pilot phase of Diadème, a nationwide project to migrate health insurance documents to electronic media. In France, health care expenses are reimbursed by the national health insurance funds (CPAM), which currently manage the corresponding paper documents. The support project will be conducted jointly with Parker Williborg, which, alongside Atos Origin, will provide expertise in electronic document management. This trial phase will lead to the deployment in CPAM agencies of a work organization built around electronic media rather than paper documents.

CNAMTS wants to speed workflows and integrate electronic storage and consultation functions by digitizing most paper documents regarding health insurance beneficiaries. These documents include claims for reimbursement, sick and injury leave notices, employer certificates and written queries.

Atos Origin was chosen to support the 14 pilot CPAM agencies in implementing digitization, Electronic Document Management (EDM) and Workflow technologies. Once these systems are up and running, the Group will draw up a rollout plan to extend the solution to the entire CNAMTS network. Given the project's scope and importance, the rollout phase will obviously depend on the conclusions reached during the pilot phase.

The use of EDM and Workflow technologies is expected to improve the quality of service provided to beneficiaries, healthcare professionals and employers, as well as enhancing agency productivity and staff work quality and working conditions. It will also create opportunities to divide and share workloads more efficiently among processing centers and optimize the scheduling and control of benefit payments.

"The challenge for our service provider is not just to offer effective support to the pilot agencies but also to leverage the experience gained during the pilot phase so that we roll out a tried and tested system," said Nathalie Royant, head of the CNAMTS Diadème project.

"Thanks to our strong regional presence with 15 offices across France and our extensive experience in large-scale transformation and upgrade projects for government agencies, Atos Origin is currently working with a large number of clients in the area of healthcare and social benefits," said Jean-Claude Hercelin, head of healthcare and social projects development at Atos Origin. "In this way, we are helping to improve public services and make them more efficient."

About CNAMTS

The CNAMTS is a government agency that manages the accident and health insurance branch of France's social security system. With 128 national health insurance funds in mainland France (CPAM), four general social security funds (CGSS) in overseas departments, 16 regional health insurance funds (CRAM), 22 regional health insurance unions (URCAM) and 13 health insurance fund management unions (UGECAM), the CNAMTS covers all of France.

CNAMTS ensures the social protection of 85% of the French population (around 50 million beneficiaries) and represents 80% of expenses, ie 113,8 billion euros of sickpay, maternitypay and work accident compensation.

About Parker Williborg
Parker Williborg is a consultancy specialized in strategic intelligence, organizational analysis, knowledge management, strategic master plan management and IT systems. The company makes extensive use of leading-edge information technologies.

###

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and operates *under the trade names* Atos Origin, AtosEuronext, Atos Worldline *and* Atos Consulting.

Contact for Press:
Anne de Beaumont
Tel +33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com



Atos Origin banks on continuity

Cooperation with B+S Card Service is consolidated – Customer extend contract

Paris Frankfurt/Main – November 24, 2004 — Atos Worldline, an Atos Origin company, is banking on continuity for its customer relations: the group confirms the extension of the acquiring processing service contract for B+S Card Service GmbH, one of the leading service providers of the German card world. In order to offer B+S Card Service advantages in terms of competition and cost in their Europe-wide business activities, the terms of the contract have furthermore been expanded to include the "Foreign currency clearing" service.

Atos Worldline today provides B+S Card Service with a clearing settlement in Swiss francs for all payment transactions with MasterCard and Visa and calculates transactions that are not made in euros directly into the original currency. Losses due to currency fluctuations can thus be avoided. In addition, transactions in other currencies can also be processed and paid off in the original currency by B+S Card Service using the "multi-currency function" of Atos Worldline systems.

Moreover, the two companies are planning to extend their cooperation into the e-payment field. Through a joint effort, they are currently studying ways to use the technical solutions offered by Atos Worldline together on the market.

The business relationship between Atos Worldline and the card service provider B+S Card Service, which is responsible for merchants accepting credit and payment cards in Germany and its European neighbours, has been running for six years now.

Erik Munk Koefoed, Atos Worldline vice-president, comments: "Working together as partners over the longer term is very important for us strategically. It is the only way in which we can grow with our customers, face risks together and successfully expand into new areas of business."

Klaus Naumann, Managing Director of B+S Card Service GmbH, added: "We are glad that Atos Worldline not only is in the position to process the merchant processing for POS card transactions in different currencies but also to offer to us in such currencies a clearing and settlement service with the card organisations."

About B+S Card Service GmbH
B+S Card Service GmbH, Frankfurt/Main, is one of the leading card payment service providers. The company offers to the merchants authorization and processing services for credit, payment and loyalty cards. B+S Card Service provides innovative POS terminals and software for the secure and technical handling of card payments at the cash desk or via internet. More than 180.000 merchants already use this service. More information: www.bs-card-service.com.

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for

the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

Atos Worldline is an Atos Origin company : a leading European provider in IT-related Business Process Outsourcing, dedicated to services and solutions covering the whole process of payment and information flows. With 2,500 staff in France, Germany, Austria and the United Kingdom, Atos Worldline generated an annual revenue of around €400 millions in 2003, through 3 core activities : Payment and Card Processing services - CRM services - and Multi Channel Contact (Internet and Voice services). www.atosworldline.com

Atos Origin Press Contacts :
Anja Müller
Tel : +49 (0) 69 66 57-1401
Email: anja.mueller@atosorigin.com

Emilie Moreau
Tel: +33 (0)1 55 91 24 74
Email : emilie.moreau@atosorigin.com

Atos Origin Signs 'On-Demand' Outsourcing Contract with Schenker

Stockholm – November24, 2004 — Atos Origin, a leading international information technology services provider, announced today that it has signed a six-year IT-outsourcing contract based on demand services with logistics giant Schenker. The contract, which is worth around EUR 80 million, is a global partnership agreement. Atos Origin's Gothenburg office will manage the programme.

All IT services under the terms and conditions of the deal will be capacity based. Schenker will not own any of the IT infrastructures, but will call for higher or lower capacity services per the demands of the business.

Foundations of the services are built on an ITIL- compliant service model, 'Continuous Service Delivery Model' (CSDM), which ensures consistency and quality. Atos Origin has been an early adopter of the IT Infrastructure Library (ITIL) model, proactively developing the standard for its clients.

Atos Origin's services will provide Schenker with global access to applications and information at any time, a critical aspect of the company's business. Users will have access to their work environment whether at home, on the move, or in the office.

Tommy Sulutvedt, CIO (Nordic), Schenker states: "In a business such as ours, flexibility is critical to success. We believe that this type of contract will become the norm across all industries in years to come."

Jorgen Rasmussen, CEO Nordic, Atos Origin states: "Atos Origin has been working on flexible capacity-based contracts that will fundamentally change the way IT services are bought. Enterprises want simple, reliable IT systems that let them focus on their core business, increasing or decreasing capacity as necessary, without having to change their systems infrastructure.

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

Presscontact
Tanja Ilic, +46 8 517 052 52, tanja.ilic@atosorigin.com



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Atos Origin Signs A Pan-European Outsourcing Contract with Rhodia

Paris – November 24, 2004 — Atos Origin announces the signing of a five-year outsourcing contract with Rhodia covering the chemical company's entire European information system infrastructure. The goal of the agreement between the two partners — both of them global players — is to rationalize Rhodia's information processes and upgrade its infrastructure.

Under the agreement, Atos Origin will provide operations management for all the servers, workstations and networks at Rhodia's 100 sites in France, the United Kingdom, Germany, the Netherlands, Belgium, Switzerland, Spain, Portugal and Italy. Management of the 11,000 workstations involves the installation of a centralized pan-European help desk. Atos Origin will also take over Rhodia's Application Data Center, which includes more than 500 servers, as well as the management and administration of all SAP applications (roughly 3,000 users) in the Rhodia Core System. Approximately 70 Rhodia employees will transfer to Atos Origin as part of the agreement.

"With this contract, we expect to make server and workstation management more flexible. We believe that the industrialization of processes as a key element for the optimization of our spending in terms of infrastructure management and this was an important aspect of Atos Origin's offer" said ***Xavier Rambaud, head of Information Systems at Rhodia****. "We're going to build on Atos Origin's experience to enhance our competitiveness."*

The contract calls for all of the Rhodia services to be coordinated worldwide. *"We're especially pleased with this agreement since it fits perfectly with our ongoing strategy of signing global outsourcing contracts." said* ***Francis Delacourt, Executive Vice President Outsourcing, Atos Origin****. "In addition, it strengthens our positioning in the chemicals industry."*

About Rhodia

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of €5.4 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges. More information available at : www.rhodia.com.

About Atos Origin

Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company has annual revenues of more than €5 billion and 45,000 employees in 50 countries. Atos Origin is the global IT services partner to the Olympic Games. Clients include ABN AMRO, Akzo-Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. More information is available at www.atosorigin.com. Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Media contact:
Marie-Tatiana Collombert
Tel: + 33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com



E-Plus and Atos Origin sign IT outsourcing agreement

IT infrastructure and application management transferred to Atos Origin / E-Plus becomes first mobile telecommunications company to outsource application management and software testing area / Lower costs through efficient IT processes / Transfer to take place on December 8th, 2004

Paris/Düsseldorf – November 29, 2004 — Atos Origin, one of the leading international IT services provider, has signed a five-year IT outsourcing agreement, under which it will take over the IT operations of Germany's third-largest mobile telecommunications provider E-Plus, a subsidiary of the Dutch company KPN. In future, Atos Origin will be responsible for IT infrastructure, application management and the test department for product integration where new software is tested. As part of the outsourcing process, around 180 employees will transfer to Atos Origin. Both parties have agreed not to disclose the contract's value.

As part of the takeover of IT infrastructure operations, the E-Plus data centres at its head office in Düsseldorf and in Ratingen will be transferred to Atos Origin. In the application operations area at Business Support Systems, E-Plus is transferring both software and server architecture maintenance. Furthermore, Atos Origin will assume test activities for new software, such as invoicing software or CRM systems, on behalf of E-Plus. E-Plus is therefore the first mobile telecommunications provider in Germany to outsource not only its infrastructure operations but, in addition, its application management and the introduction of new software to an external IT service provider. After the spin-off, E-Plus will continue to influence the strategic orientation of IT activities.

E-Plus employees affected by the outsourcing will remain at the Düsseldorf site within a "Mobile Telecom Competence Centre (MTCC)" formed by Atos Origin. The E-Plus works and central works agreements remain valid for employees in line with Article 613 a (1) sentences 2 and 3 of the German Civil Code. E-Plus and Atos Origin have agreed to provide those E-Plus employees with advantages beyond the legal requirements.

E-Plus originally invited nine providers to submit information on their qualifications and ideas for E-Plus' IT functions. Atos Origin was then selected as the strategic partner in a multi-stage process.

Uwe Bergheim, Chairman of the Management of E-Plus stated: *"The IT and software area is characterised by fast innovation cycles and high test requirements. As an international company, Atos Origin has a great deal of experience in implementing IT processes efficiently. As a result, we become faster and more flexible on the market and can also cut costs. The funds that this releases can be invested in our growth. Another key factor is that Atos Origin is a responsible employer. In the negotiation we have reached agreements for our IT-employees beyond the existing framework regulated by law."*

"We are delighted that E-Plus has appointed Atos Origin as its strategic partner. With our global expertise in the outsourcing field, Atos Origin will create a solid basis for E-Plus, allowing it to adapt to the fast-paced changes in its business requirements. At the same time, the company can significantly reduce its IT costs," said Gerhard Fercho, Chief Operations Officer at Atos Origin in Germany. "The cooperation with E-Plus is another major step for Atos Origin in expanding its business in Germany and consolidating its position as a leading outsourcing company."

The takeover of the IT division requires the approval of the E-Plus Supervisory Board and the Federal Cartel Office.

About E-Plus
With around 9.1 million customers (as of 09/2004), E-Plus is Germany's third-largest mobile telecommunications provider. The company concentrates its efforts on its profitable growth and systematically orients its activities to company results . In the past year, E-Plus further expanded its market position and recorded double-digit growth in customer numbers. E-Plus also increased its market share from 12.3 percent at the end of 2002 to 13.1 percent (as of 09/2004)

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Origin has a proven record of over 20 years of accomplishment and experience in the Telecoms sector and has the capacity, skills, and capability to provide global services. Atos Origin delivers reliable end-to-end solutions and has a customer base covering major telecom operators in Europe such as France Telecom, KPN, Vodafone, and Telecom Italia. The company's annual revenue in the telecom industry is close to EUR 1 billion .

Press Contacts:

Atos Origin (International)
Marie-Tatiana Collombert
Tel: +33 (0) 1 55 91 26 33
Email: marie-tatiana.collombert@atosorigin.com

Atos Origin (Germany)
Nicola Popoff
Tel: +49 (0)7´11/73 77-3 11
Email: nicola.popoff@atosorigin.com

E-Plus
Markus Gehmeyr
Tel: +49 (0)211/448-2925
Email: Markus.gehmeyr@eplus.de



Atos Origin

Construction Lags Behind Other Sectors in IT Investment

Survey Shows Lack of Alignment Between IT and Business Strategy

London – 2 December, 2004 — Research released today by Atos Origin and Oracle Corporation has revealed that the UK construction industry spends about one third (35%) less on IT than other sectors of British industry. There is also a poor alignment between construction organisations' IT and business strategy according to 70% of IT Directors polled, with 20% saying that innovation was not important to their organisations. The survey of 50 senior decision makers in UK construction companies was undertaken by Vanson Bourne, in consultation with London Business School.

Overall, IT investment in the construction industry has only increased 0.7% in five years and the research shows that constructors, designers and building operators remain reluctant to become early adopters. This reluctance can deny them access to associated benefits such as added profit advantage and competitive differentiation.

Martin Webley, vice president, Enterprise, Atos Origin , said: "As the research shows the potential impact of effective and innovative IT investment has not been fully realised in the construction industry to date. As many other industries have done in the past, companies within the UK construction industry could improve their market position and achieve business goals more effectively through better management of and use of proven technology practices. Strategic and integrated IT investment can provide considerable benefits and is traditionally perceived as a key tool to delivering innovation and efficiency."

Joe Etienne, Director of Commercial/Industrial business at Oracle commented: "Some construction organisations are starting to realise the benefits of adopting consistent IT and business processes, however our research shows a startling lack of alignment between their IT and business strategy. Clearly a greater alignment will also drive a better appreciation of how IT can help these companies innovate. It also appears that construction companies need to increase their understanding of how IT can help facilitate business improvement."

Other research findings include:

- ·50% of UK construction companies said that their organisation was not open to change
- Only 4% of respondents said that more effective use of IT is the most important way of achieving business goals, despite over 50% saying that cost reduction or business growth were top priorities for their company
- 20% of companies within the UK construction industry have implemented

IT with the intention of keeping up with or outperforming their competitors
This survey echoes findings from research commissioned by Oracle this spring into the link between Innovation and IT, which showed that only 28% of UK companies link the adoption of new technology with their ability to innovate. In addition, a DTI Economics Paper [no.7] 'Competing in the Global Economy – The Innovation Challenge', published in November 2003, found that out of 12 UK industries polled, the Construction sector, at 3%, scored lowest in having 'some co-operation arrangements on innovation activities'.

Ends

The survey was compiled and carried out on behalf of Atos Origin and Oracle in May and June 2004 by Vanson Bourne in consultation with Jamie Anderson, programme director and lecturer in strategy and innovation within the centre for management development – London Business School. *50 senior decision makers of UK construction companies were interviewed* – half of whom were senior financial officers and the other half were senior IT people.

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

About Oracle
Oracle (NASDAQ: ORCL) is the world's largest enterprise software company. *For more information about Oracle visit our Web site at* http://www.oracle.com.
Trademarks
Oracle is a registered trademark of Oracle Corporation and/or its affiliates.
Other names may be trademarks of their respective owners.

For more information, please contact

Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email:
caroline.crouch@atosorigin.com

Shelley Facius
Oracle Corporation
Tel: +44 1189 245186
Email: shelley.facius@oracle.com

Atos Origin Ranked No. 1 French Outsourcer by IDC

Paris – December 2, 2004— With revenue of €523 million in 2003 and 12% market share, Atos Origin was identified as France's top outsourcing company in a recent industry survey conducted by IDC Consulting.

According to the IDC study, the French outsourcing market is undergoing continuous expansion and is set to average faster annual growth over the 2004-2007 period than the service market as a whole, thus continuing to drive development in the information technology sector. Owing to the superior momentum of the French market in comparison to the European and global markets, outsourcing as a share of the country's total information services is catching up to the high levels of the other markets.

Atos Origin's 12% share of this burgeoning market puts it ahead of such industry giants as IBM Global Services, EDS and Cap Gemini.

The company, which offers a broad portfolio of outsourcing solutions, also enjoys preeminent positions in:

- Mainframe system outsourcing (30%-plus market share)
- Distributed system outsourcing (11% market share)
- Total outsourcing (17%-plus market share)

Atos Origin is France's outsourcing leader in the financial as well as distribution and retailing sectors.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and operates under the trade names Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Contact for Press:
Anne de Beaumont Tel +33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com

Atos Origin

Atos Origin Chosen by Dell in a Consortium to Deliver Global Managed Services to Philips

Paris– 2 December, 2004 — Atos Origin signed a five-year contract with Dell to deliver a global desktop/LAN managed services program for Philips. Dell has been chosen as the prime contractor and carries the responsibility of the entire program. Atos Origin is responsible for all desktop management services such as remote 2nd line competence center, LAN/server/printer management, application services and helpdesk support.

"This strategic win demonstrates the capabilities of Atos Origin in the extremely competitive desktop marketplace in which it will deliver global desktop services for the first time on such a large scale. We are delighted that Dell has chosen us as their partner in this consortium. The worldwide roll-out involves 75,000 workplaces, across more than 60 countries," declares Bernard BOURIGEAUD, CEO of Atos Origin.

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

Atos Origin Ramps up for TORINO 2006 Olympic Winter Games

Atos Origin IT Team already in place in Torino Deliveries of key software applications completed

Paris – December 6, 2004 — Atos Origin, the Worldwide Information Technology (IT) Partner for the Olympic Games, today announced the successful completion of a key milestone for the TORINO 2006 Olympic Winter Games, including the delivery of key competition software.

Building on its successful delivery of the IT systems that supported the ATHENS 2004 Olympic Games, Atos Origin is once again leading a consortium of best-of-breed technology expert partners and suppliers. The Group has primary responsibility for information technology including consulting, systems integration, operations management, information security and software applications development for the XX Olympic Winter Games.

Right after completion of the Games in Athens, the Atos Origin Major Events team, headquartered in Barcelona, had already begun preparations for the first IT test events for the TORINO 2006 Olympic Winter Games and the preparation for the Beijing Games in 2008. Last September, several Atos Origin team members based in Athens already moved to Torino and Beijing.

Atos Origin today announced the completion of software applications for transmitting/conveying sports results for all the Winter sports and disciplines (15): biathlon, nordic combined, ski jumping, figure skating, bobsleigh, luge, skeleton, alpine skiing, cross country skiing, snowboard, freestyle, ice hockey, speed skating, short track and curling. The software has been tested for several months in the Integration Test Laboratory in Torino, and then released into production in December this year, so that the TORINO 2006 Organising Committee for the Olympic Games (TOROC) can prepare for key test events scheduled from January 2005 onward.

Atos Origin has already delivered all the Games Management Systems (GMS) applications that support accreditation, transport, health services and other critical onsite activities. Most of the Info Diffusion Systems (IDS) applications - the critical application for delivering all sports results data to various audiences - have been delivered, including INFO2006, the Commentator Information System (CIS), Central Repository and Print Distribution.

"*Atos Origin demonstrated its capabilities as a successful lead systems integrator at the ATHENS 2004 Olympic Games, and we are fully confident that they will again play a key role in ensuring the success and information security for the IT of the 2006 Games*", stated Enrico Frascari, Technology General Manager for TOROC.

"*Atos Origin completed secure and successful IT operations for the ATHENS 2004 Olympic Games. The experience gained in Athens, and in Salt Lake City as SchlumbergerSema will be fully used in Torino to help TOROC and IOC minimizing IT-related risks and costs,*" stated Claude Philipps, Atos Origin chief technology integrator for the TORINO 2006 Olympic Winter Games.

The Atos Origin contract with the International Olympic Committee (IOC) is the largest sports related IT contract covering four Olympic Games over eight years: Salt Lake City in 2002, operated as SchlumbergerSema, Athens in 2004, Torino in 2006 and Beijing in 2008. Atos Origin has primary responsibility for Information Technology, which is related to consulting, systems integration, operations management, information security and

software applications development for the Olympic Games. For the TORINO 2006 Olympic Winter Games, Atos Origin, as the lead systems integrator, is managing a consortium of technology expert partners and suppliers.

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games.

For more information, please visit the company's web site at www.atosorigin.com

For further information, please contact:

Emilie Moreau
Tel: +33 1 55 91 24 74
emilie.moreau@atosorigin.com

Marie-Tatiana Collombert
Tel: +33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com



Atos Origin Renews 3 year supplier contract with Lucent Technologies

Paris – December 7, 2004 — Atos Origin has renewed a 3 year contract with Lucent Technologies to supply its MARBEN™ Products to develop and maintain Management Plan and Signalling features for Lucent's SONET, SDH, and DWDM optical equipment.

Through this worldwide contract, Atos Origin expands on a relationship it started with Lucent Technologies in the beginning of the 1990s. At the time, Atos Origin was supplying components for SDH and SONET-specific features and has now moved to MPLS oriented technologies.

"*Atos Origin is proud of the long-term relationship it has with Lucent and now enhances its leadership as a supplier for the Optical equipment manufacturers of Management, Signalling and Control plan solutions* » explain **François GRUAU, Telecom Business Development Director, Atos Origin**.

MARBEN™ Products: a leading line of telecommunication software solutions
MARBEN™ Products is a line of telecom software products developed by Atos Origin and dedicated to telecom providers. The MARBEN™ Products line includes world-class solutions such as OSI, IP, GR.253, GMPLS protocol suites for SONET, SDH, DWDM, OTN network management, ASN.1 tools and CDR Collection. For more than 15 years, Atos Origin provides worldwide its MARBEN™ Products for companies that require the highest quality and support from their suppliers. Atos Origin has extensive experience in porting its software technology to a wide variety of platforms ranging from mainframe and desktop systems to small embedded computers. The MARBEN™ Products are already deployed on hundred thousands network elements worldwide and widely used by major Telecom providers including Alcatel, Cegetel, Ciena, EDB Telesciences, HP, IBM, KPN, Logica CMG, Lucent Technologies, Motorola, Nortel Networks, Siemens, Sprint, SUN, Telecordia, Telefonica, Tellabs, Thales ...
For more information on the MARBEN™ product line, visit its Web site at http://www.marben-products.com

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and operates under the trade names Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Contact for Press:
Anne de Beaumont Tel +33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com




Atos Origin optimizes Belgacom's invoice management process

Today 100% of Belgacom's invoices are processed electronically

Zaventem – December 9, 2004 — Atos Origin, a leading international information technology services provider, announced today the completion of its project to improve the invoice process for Belgacom, the leading Belgian telecom operator. The supplier invoicing management process of Belgacom has been successfully optimized and now processes all invoices electronically.

At the end of 2002, Belgacom decided to evaluate its Electronic Data Interchange (EDI), finding that fewer than 50 percent of the company's invoices were in electronic format, requiring 150,000 paper invoices to be processed manually each year.

Belgacom put its contract out to tender at the end of 2003 and appointed the Atos Origin team. The company won the contract thanks to its experience of over 20 years in the telecommunications sector and the capacity and skills to provide proven end-to-end solutions. Its customer base covers all major telecom operators in Europe such as France Telecom, KPN, Vodafone and Telecom Italia, and its annual revenue in the telecom industry is close to 1 billion Euro.

Atos Origin has been in charge of the analysis of Belgacom's strategic needs, the technical and functional implementation of the solution and its integration to SAP systems. Atos Origin decided to integrate the solution Itesoft.Freemind for Invoices from the French provider ITESOFT.

André Martens, Account Payable Process Manager at Belgacom explains "*Thanks to Atos Origin's integrated solution, we will be able to increase our productivity and security, and to re-assign staff that previously worked on the manual input of these invoices to other roles with increased added value.*"

"*The main advantage of this solution is that we are able to rely on a centralized controlled process, ensuring complete traceability of our suppliers' invoices, in both the solution and SAP. It's a real data acceptance tool, collecting, centralizing and reporting all invoices. We also benefit from an in-depth control feature of the management process that offers real-time verification of the complete invoice process. Our audit capacity has been strengthened enormously.*", André Martens added.

Henri Van Engelen, Managing Director of Atos Origin Belux concludes: "We are very pleased that Belgacom has selected the experience and expertise of Atos Origin in terms of IT services. Our role consists in analysing Belgacom's needs following the implementation of ITESOFT's solution, in providing the technical and functional conception of the solution, and installing, implementing and integrating this solution in SAP. Every day, we are faced with the accomplishments of ITESOFT and Belgacom's teams, that help us reach our goals through an expert and open collaboration".

The implementation of the new invoicing managing solution started in March 2004. The productive roll-out started early August 2004 along with extensive functional testing and the project has been successfully completed.

About Atos Origin

Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of

consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

Press Contact:
Christelle Colin
Atos Origin
Minervastraat 7, B-1930 Zaventem
Tel + 32 (0) 2 712 26 04
Tel + 32 (0) 2 712 27 05
E-mail: christelle.colin@atosorigin.com



Atos Origin supports Fortis Banque France in its move to Self-Service Banking

Paris – December 9, 2004 — Atos Worldline, an Atos Origin company, has been chosen by Fortis Banque France, a customer since 1988, to put in place and operate its banking distribution areas. These walls of self-service Automated Teller Machines (ATM) allow the bank's customers to withdraw money without having to go to the counter.

Atos Worldline has installed and is already operating some twenty banking distribution areas on behalf of Fortis Banque France. In 2005, all 100 branches of the bank will be equipped with this system. It marks the first step towards the implementation of a complete Self-Service Banking package that will not only offer the possibility of carrying out self-service operations (consulting account balance, statements, transfers, ordering cheque books, etc.), but also provide the bank's customers with personalised services.

After going to a counter that dispenses single-use access cards, customers have free access to these distribution areas for their withdrawals. Authorisation for these withdrawals is given directly by the bank's information system via Atos Worldline ATM/Switch solution, without staff involvement.

The automation of Fortis Banque France's cash management tasks (handling money, physical counts, keeping safes and ATMs supplied, making up the cash, etc.), means that its branch staff are free to concentrate on added value operations and customer advice.

This distribution area system is today's solution for maximum security: money is stored in the cash dispensers, kept safe in a secure area, with access strictly limited to a single financial management provider.

With the management of over 1,000 ATM/ABMs, Atos Worldline manages the vast majority of outsourced ATMs in France. This solid know-how enabled it to advise Fortis Banque France at every step of the project and to guarantee the system's security, especially regarding the interconnection between the bank's information system and Atos Worldline ATM/Switch solution.

About Fortis Banque France
With an NBI of 223.3 million euros* in 2003, 122,000 clients, 84 branches established in major towns and cities and 14 business centres, Fortis Banque France has the second largest presence in France of any foreign bank. In the knowledge that France's greatest economic wealth lies in its small and medium-sized businesses, Fortis Banque positions itself as the bank for entrepreneurs, in both a private and professional capacity. Its 1,500-strong staff assist company executives in managing their professional and private assets, the two being closely linked. Fortis Banque also capitalises on the image of its international private banking arm: MeesPierson Fortis Patrimoine.
*** Figures at the end of December 2003"**

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell,

Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Worldline is an Atos Origin company : a leading European provider in IT-related Business Process Outsourcing, dedicated to services and solutions covering the whole process of payment and information flows. With 2,500 staff in France, Germany, Austria and the United Kingdom, Atos Worldline generated an annual revenue of around €400 millions in 2003, through 3 core activities : Payment and Card Processing services - CRM services - and Multi Channel Contact (Internet and Voice services).

Press Contact :
Emilie Moreau
Tel : +33 (0)1 55 91 24 74
Email : emilie.moreau@atosorigin.com



Kuwait Petroleum (Q8) selects Atos Origin for SAP roll-out in North-West Europe

Paris – December 13, 2004 — Atos Origin, an international information technology (IT) services company, has signed a contract with Kuwait Petroleum to implement and rollout SAP across its North-West European Marketing and Lubricants operations. This project is vital for Kuwait Petroleum's ambition to renew its business applications platform and to move towards standardized processes.

An international team of SAP experts from Atos Origin and Atos Consulting started working on the SAP roll-out across Europe. Atos Origin's responsibilities cover: development of blueprint, configuration, implementation and roll-out of SAP system including change management and user training. The project started on October 1st of this year and is expected to be completed by the end of 2005.

Giuliano Franzì, Managing Director of Kuwait Petroleum North West Europe, states: "Atos Origin has been selected from a range of candidates for its proven downstream oil expertise and for its commitment to delivering results on time and within budget. Other determining factors in choosing Atos Origin were: its capacity to deliver internationally; its track record in the Kuwait Petroleum Italy's Rome-based European SAP Competence Centre and Atos Consulting's business & change-management expertise".

Mary Henderson, Project Manager Kuwait Petroleum North West Europe, adds: "We have only recently kicked off the project and already succeeded in jointly creating a clear-cut approach to delivering according to plan".

Cris Buningh, Regional Director Oil & Gas Industry Atos Origin concludes: "We are proud that Kuwait Petroleum has placed its confidence in Atos Origin. We are delivering a tightly-managed project against clearly-defined objectives and on time".

About Kuwait Petroleum
Q8 Benelux has been created following the take-over by Q8 of Gulf Oil in the Benelux (1983). Q8 considerably increased the number of sales outlets in Belgium by the take-over of the BP retail network in October 1998 and the Aral network in July 1999. In 2004 the Tango (unmanned service stations) network was taken over in Belgium and the Netherlands. Currently, Kuwait Petroleum Benelux has 650 points of sale of which 26 are motorway service stations. Q8's market share in Belgium amounts to 18% and positions Q8 as second on the Belgian market. The market share in the Netherlands is 7.3% with Luxembourg at 12.1%.

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Consulting is a leading provider of business, process and technology consulting services. With more than 2,500 staff globally, it focuses on delivering proven, pragmatic solutions to the telecom, manufacturing, financial services and public sectors.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as *Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.*

Press Contact :
Kuwait Petroleum (Q8)
Marleen Denoo
Tel: + 32 498 58 10 73

Atos Origin
José de Vries
Tel: + 33 1 55 91 24 53
Email : jose.devries@atosorigin.com



Atos Consulting enters into strategic technology partnership with powersteering

Leading International IT Services Provider to Base New Six Sigma Practice on PowerSteering Technology

Boston, Mass. & London, UK – December 13, 2004 — Atos Consulting, the global consulting practice of Atos Origin, and PowerSteering, the only provider of solutions for measuring and managing strategic enterprise programs, today announced a strategic technology partnership. Under the terms of the partnership, Atos Consulting will roll out a new Six Sigma practice based on the architecture of the PowerSteering Suite of Solutions.

Atos Consulting and PowerSteering have a long-standing joint marketing relationship, sharing major customers including Diageo, the UK Ministry of Defence and the UK Foreign and Commonwealth Office. "*As our customers extend process improvement systems, such as Six Sigma, across the enterprise, scalable programs for measuring and managing these initiatives become increasingly important,*" said Bernard Brown, Head of consulting for UK, Americas and Asia Pacific, Atos Consulting. "*We selected PowerSteering as our strategic technology partner for our new Six Sigma practice based on the completeness of its solution. We expect that PowerSteering's advanced project management capabilities will help us accelerate deployments and improve our customers' profitability.*"

PowerSteering is a software and services provider that enables Fortune 1000 companies to effectively manage enterprise-level strategic initiatives and improve the alignment of front-line projects to promote innovation. These initiatives can include Six Sigma projects, regulatory compliance, merger and acquisition activities and new product development. The PowerSteering Software Suite is the only suite of solutions designed to give decision makers control over all elements of a strategic program, enabling them to track and improve financial outcome of a corporate-wide program. The company has proven industry-specific domain experience to deliver solutions across a broad spectrum of markets.

"*Our agreement with Atos Consulting is an important validation and endorsement of our technology and our strategic approach to the market,*" said PowerSteering President and CEO David Boghossian. "*Additionally, Atos Consulting's distribution of our solutions as a component within its Six Sigma practice will add to our growing customer base.*"

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Consulting is a leading provider of business, process and technology consulting services. With more than 2500 staff globally, it focuses on delivering proven, pragmatic solutions to the telecom, manufacturing, financial services and public sectors.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

About PowerSteering
PowerSteering Software, Inc. has dramatically improved the way businesses drive, manage, and track critical corporate innovation and growth initiatives. Using PowerSteering, corporate executives responsible for delivering results from corporate initiatives such as mergers and acquisitions, strategic sourcing, Sarbanes-Oxley and Six Sigma are able to easily review all projects in real-time and act on project status to ensure timely completion. PowerSteering is the only software that enables executives to tie financial savings directly to project outcomes and drive improvement in key performance metrics quickly, effectively and in real-time. The company leverages its deep experience in enterprise class quality and process improvement software to bring the speed, focus, and discipline of Six Sigma to enterprise program management.

The PowerSteering suite is currently being used to manage more than $15 billion in target savings, supporting over 35,000 active users and nearly 100,000 projects. Global clients include Alpharma, Diageo, EMC, General Electric, Pitney Bowes, Raytheon, Textron and Tyco. For more information, visit PowerSteering at www.powersteeringsoftware.com.

For more information contact:
Caroline Crouch
Email: caroline.crouch@atosorigin.com




Atos Origin becomes first Dutch 'Special Expertise Partner' for SAP NetWeaver

Utrecht, 14 December 2004 – SAP Netherlands has awarded Atos Origin, the leading international IT services company, the first Dutch SAP NetWeaver Special Expertise Partnership status. Atos Origin complies to the high standards required for partnership status with SAP Netherlands, including: proven expertise and experience of its staff and the successful completion of SAP NetWeaver implementations for its customers. The partnership confirms the Dutch market leadership of Atos Origin in supplying SAP NetWeaver-based products and services.

The integration and applications platform, SAP NetWeaver, enhances the effectiveness of existing IT systems allowing access to business-critical information through various accessibility systems such as web portals and providing connectivity within organisations. It also allows selected third parties, such as suppliers, partners and customers, to access corporate information and systems. This means they benefit from a flexible platform which allows them to: reduce costs, focus on their core activities, and anticipate and respond to market developments quickly.

Atos Origin has been a SAP Global Services Partner worldwide for many years. It is part of SAP's Global NetWeaver Partner Initiative, and has successfully implemented a large number of SAP applications. The SAP NetWeaver Special Expertise Partnership is further evidence of the high quality standards Atos Origin offers its customers. In the Netherlands around 80 consultants are trained and certified on the SAP NetWeaver platform and nine projects have been successfully completed. A good example is Intervet - an Akzo Nobel business unit - which was one of the first companies to implement various SAP NetWeaver components (including SAP XI) successfully.

High quality criteria
In the Netherlands Atos Origin employs around 400 SAP professionals with expertise and experience in implementing solutions related to the SAP NetWeaver platform.

Arnold Winkelman, Enterprise Solutions Director at Atos Origin states: "Atos Origin guarantees its customers a borderless, consistent service, and is the first IT services provider in the Netherlands that meets the high quality criteria requested by SAP. Our customers will benefit from the added-value offered by the partnership. SAP sends the signal that Atos Origin is a respected and experienced partner, and that we are capable of offering customers the best possibly quality of service. This partnership underlines the innovative character of our collaboration with SAP."

Lisethe van der Doelen, Director Marketing & Alliances at SAP Netherlands concludes: "Atos Origin has been awarded this partnership as it has shown its commitment to SAP NetWeaver and the benefits it brings to customers. Atos Origin meets the standards set by us for the partnership, but exceeds expectations in adding value to customers. A good example is the creation of the SAP NetWeaver Expertise Group, a platform that offers Atos Origin's customers, amongst other things, the facility to exchange information and experiences relating to SAP NetWeaver. "

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's

annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

About SAP
SAP is the world's leading provider of business software solutions*. Today, more than 24,450 customers in over 120 countries run more than 84,000 installations of SAP® software -- from distinct solutions addressing the needs of small and midsize businesses to enterprise-scale suite solutions for global organizations. Powered by the SAP NetWeaver™ platform to drive innovation and enable business change, mySAP™ Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP industry solutions support the unique business processes of more than 25 industry segments, including high tech, retail, public sector and financial services. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol "SAP." (Additional information at www.sap.com/netherlands)
(*) SAP defines business software solutions as consisting of enterprise resource planning and related software solutions such as supply chain management, customer relationship management, product lifecycle management and supplier relationship management.

For more information, please contact:

Atos Origin
Jacqueline Terpstra, telephone: (030) 299 5006; e-mail: jacqueline.terpstra@atosorigin.com

SAP Nederland B.V.
Renée de Bruin, telephone: (073) 645 7816; e-mail: renee.de.bruin@sap.com

Atos Origin launches Next Generation Desktop in Nordic

Stockholm, December 16, 2004 — Atos Origin, a leading international information technology services provider, today announced the launch of its Next Generation Desktop (NGDT) solution in the Nordic market. The NGDT solution of Atos Origin stands for: embedded innovation, TCO reduction, transparent pricing and flexibility, and provides services for migration, operation and innovation.

The solution offers company employees flexible and mobile working systems, connecting them to corporate systems and information from anywhere in the world. Keeping up-to-date in the fast changing work environment is secured by applying infrastructure innovation as a standard service.

Addressing the increasing demand for flexible user-friendly solutions, high quality service, and easy access to corporate information, NGDT offers unprecedented value in combination with reduced total cost of ownership (TCO).

The implementation of the NGDT solution also ensures that potentially necessary migrations to new software versions, as well as the cyclical exchange of hardware can be carried out without incurring further costs. Furthermore NGDT includes all services guaranteed by the comprehensive Service Level Agreement for a transparent and fixed monthly price which depends on individual customer requirements.

This guarantees that users will have a significant reduction in direct desktop costs, an improvement in the service level and a high level of user-satisfaction, which in turn contributes to improve customer's business efficiency.

Users of the service can work anywhere, at any time, while still being able to access centrally stored corporate information. In case of a device failure - a desktop, laptop, notebook, printer or PDA - it can be replaced with its Remove and Replace program within 30 minutes. The system also includes a web-based support portal and ongoing technology refresh and software upgrades.

Jörgen Rasmussen, CEO Nordic Atos Origin stated: "Providing mobile employees with continuous access to company systems and information is becoming more and more critical for competitive organisations. The NGDT concept comes from our strategic partnerships with Microsoft and Intel and helps organisations become more mobile.

Peter CA de Jong, Global Director Business Development Next Generation Desktop, Atos Origin concludes: "NGDT is an integrated concept for desktop migration and desktop management, developed in response to market demands and based on Atos Origin's long-term IT services experience. Atos Origin and its partners are focussed on providing state of the art, innovative, flexible and cost effective solutions such as NGDT. As this name implies, there will always be new challenges leading to fresh insights and further developments, promoting the creation of a new generation of solutions capable of exceeding customer expectations and delivering quality results!".

Foundations of the NGDT services are built on an ITIL-compliant service model, 'Continuous Service Delivery Model' (CSDM) which ensures consistency and quality. Atos Origin has been an early adopter of the IT Infrastructure Library (ITIL) model, proactively developing the standard for its clients.

About Atos Origin
Atos Origin is an international information technology (IT) services company.

Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Press Contact
Atos Origin, Tanja Ilic, + 46 8 5170 5000

ATOS ORIGIN SELLS PA-KONSULT TO BLUEGARDEN

Paris, December 21, 2004 — Atos Origin, a leading international technology company has signed an agreement to sell its Swedish human resource management and payroll services subsidiary - PA-konsult - to Bluegarden AS for a consideration of EUR 18 million. The transaction remains subject to normal regulatory approval and is expected to complete at the end of January 2005.

Atos Origin acquired PA-konsult as part of its takeover of Sema Group in January 2004. PA-konsult is a significant player in the Swedish market for human resource management (HRM) and payroll solutions. It offers a number of proprietary software products, together with related consulting, systems integration, education, training and service bureau facilities within the HRM and payroll area. The company is expected to generate revenues of approximately EUR 11 million in 2004 and employs just over 90 staff. Atos Origin will continue to own significant mainstream IT services operations in the Nordic region, with annual revenues of nearly EUR 200 million.

PA-konsult is being sold to Bluegarden AS for a consideration of approximately EUR 18 million, payable wholly in cash at completion. Bluegarden AS is one of the leading specialists in HRM support in the Nordic region and is owned by Ratos, a Swedish-listed private equity company.

Commenting on the disposal, Bernard Bourigeaud, Chairman of the Management Board and Chief Executive Officer of Atos Origin said: "This is a further step in our program of disposing of businesses that are not core to the Group's mainstream strategy, which is to provide IT services to a base of large multinational clients on an increasingly global basis. We have great respect for Bluegarden's position in the Nordic HRM market and wish the staff of PA-konsult good fortune under Bluegarden's ownership".

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Press Contact
Marie-Tatiana Collombert
Tel: +33 (0) 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Contact for Investors
John White
Tel: +33 (0) 1 55 91 26 32
john.white@atosorigin.com

Atos Origin secured more than 3.3 million euros online donations on the Telethon website

Paris – December 21, 2004 – Atos Origin, Internet partner of the Téléthon - a French event organized by the AFM (French Association fighting against Myopathy disease) - has committed for the 8th year in a row to secure the online donations (card payment) on the website www.telethon.fr. Thanks to the group's SIPS solution (Secure Interactive Processing Services), web users are able to make secured online donations.

In 2003, the Téléthon event enabled to collect around 98 million euros, including 3 million euros from online donations, which represents an increase of 35% compared to 2002.
This year again, on December 3rd and 4th, a great number of online donations were carried out on the telethon website : Atos Origin secured **more than 3.3 million euros of direct donations** (card payment) **during the whole week end of the Telethon.**

Secured online donations
Through its online secured payment solution SIPS, Atos Origin secures the online transactions during the whole period of the website opening. The group also provides an ongoing technical support during the 30 hours of the Téléthon TV show.
The operator validates in real time the card payments (bank cards verification and authorisation requests to donators' banks), sends 'receipts' to web users and at the same time transaction feedbacks to the Association Française contre les Myopathies (AFM). The transactions are then sent to the AFM Merchant Processing Center, whose responsibility is to present the interbanking clearing flows and credit the AFM bank account. The amounts are thus credited in real time on the AFM bank account.

M. Bucher, development and resources Director at Téléthon states : "*Thanks to the secured transactions ensured by our partner Atos Origin, an extraordinary number of web users made online donations on the telethon.fr website* ".
For additional information on the AFM : www.afm-france.org

About SIPS
Atos Origin is the French leader in online payment services. Over 4,000 sites use its SIPS solution (Secure Interactive Processing Services) and generate around 2.5 million transactions a month.

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

Atos Worldline is an Atos Origin company : a leading European provider in IT-related Business Process Outsourcing, dedicated to services and solutions covering the whole process of payment and information flows. With 2,500 staff in France, Germany, Austria and the United Kingdom, Atos Worldline

generated an annual revenue of around €400 millions in 2003, through 3 core activities : Payment and Card Processing services - CRM services - and Multi Channel Contact (Internet and Voice services).

Press Contact :
Emilie Moreau
Tel : +33 (0)1 55 91 24 74
Email : emilie.moreau@atosorigin.com

Partnership, Technical Electronic Document Management, Content Management. A unique partnership to supply a technical EDM business process solution for production facilities

Paris – December 21, 2004 — Artesys, Atos Origin and EMC Documentum have signed an international partnership contract to supply the Opidis Technical Electronic Document Management (EDM) suite to companies in the manufacturing, pharmaceutical, petrochemical, automotive and energy industries.

These three top-tier information technology companies with recognized expertise in Technical EDM are joining forces to offer an end-to-end, industrialized solution to optimize industrial processes, tailored to the specific challenges of manufacturers. Scalable and innovative, the solution ensures the sustainability and reuse of legacy technologies, enhances safety and environmental protection, provides full event traceability and tracks follow-up actions.

A dedicated response to the specific challenges of manufacturers
Document management is a critical process on every production and operating site, whether high risk or not. The focus is clearly on safety and improving risk management, by ensuring that documents comply with national standards and European Union directives, while optimizing regulatory inspections.

Aware that Technical EDM is a critical component of unit operation and maintenance, manufacturers are steadily broadening its functional scope to include end-of-project document processing, traceability, revisions, reliability and ease of access to relevant information.

Opidis, an end-to-end industrial solution
Opidis manages the entire document production base, providing management, archiving and fast, simple access to data through a GUI and hypertext links, for example based on P&ID. Tailored to each manufacturer's business processes, Opidis can be used to create a consistent, configurable base of technical data and documents (drawings, diagrams, operating procedures, etc.) for each industrial unit.

Deployed by Atos Origin and developed and distributed by Artesys, Opidis leverages EMC's Documentum enterprise content management platform.

The solution encompasses the construction, commissioning, inspection, maintenance, shutdown and safety phases in order, ensuring:

- Creation of the base and implementation of all the data.
- Definition of startup sequences.
- Gradual, seamless transfer from construction to operations.
- System flexibility and responsiveness when new regulations are introduced.
- Supervision of operations, such as maintenance and shutdown.
- Delivery of a high-quality, secure system.

Opidis' benefits can easily be quantified in terms of the **time saved** in managing and searching for information, the guarantee of **using applicable documents** for maintenance operations, and the **reduction in costs** in the short, medium and long term thanks to the rationalization of interaction between the CAMM/TDMS system and the Opidis/ECM content management system.

"Opidis is the first French solution to earn Design for Documentum certification, which guarantees seamless use of our J2EE WDK object development interface, with its Business Objects Framework environment, for optimum use of the Documentum content management platform's functions, scalability and performance," says **Pierre Bernassau, Senior Marketing Director, EMC Documentum**. "This innovative, open solution will meet our industrial customers' business process needs for content management."

"Leveraging ten years of feedback on deploying Technical Document Management solutions at mainly process sites, ARTESYS International's objective was to provide manufacturers with a business process application on the cutting edge of technology," says **Daniel Coquelin, Chairman and CEO of ARTESYS International**. "This partnership enables ARTESYS to offer an innovative, scalable application, supported by careful international deployment for its own use in the United States and the Middle East in early 2005."

"Our customers are facing new challenges in terms of return on investment and their businesses," comments **Antonio Mérida, Content Management Solution Manager at Atos Origin**. "What the integrator does is translate customer needs into tangible results. Opidis is indicative of this new direction for Atos Origin, whereby we optimize our customers' investments and deliver high business process value added. With manufacturers no longer seeking dedicated solutions, Opidis—through the partnership with Artesys and EMC Documentum—has successfully combined the right technology, a business process solution and efficient deployment,"

Background
In September 2003, Artesys International decided to upgrade the Gedeon application. After ten years of use by a large number of industrial plants, it was time to develop a technical foundation based on new standard technologies. Gedeon was renamed Opidis, Artesys' flagship offering based on the Documentum enterprise content management platform.
For its part, Atos Origin has been investing in hypertext navigation technologies since 1999, using XML technologies. In late 2001, the InDoN@ (Intelligent Document Navigation) solution was proposed as a framework interfaced with the Documentum product, giving Atos Origin a competitive edge in major projects to integrate Technical EDM solutions. Atos Origin capitalized on its expertise in using graphic technologies such as SVG to consolidate its proficiency in its program to deploy the Opidis solution.
In partnership with Atos Origin for deployment of the solution certified by EMC Documentum, Opidis is supported by ANVAR, the French Agency for Innovation, as part of its initiatives to promote technological innovation.
In October 2004, Opidis was officially launched at Momentum Montreal, the annual Documentum users' conference, and earned "Designed for Documentum" certification under the Documentum Application logo program.

About ARTESYS International
ARTESYS INTERNATIONAL is a fast-growing company based in Rennes, Pau and Montpellier that specializes in the optimization of industrial processes via the management of technical documents and data. Its solutions are currently in use in the refining, chemicals, oil exploration and production, energy, pharmaceuticals, defense and publishing sectors in France, Europe, Africa, Central America and Asia.
TOTAL, BP, SONATRACH, EDF, SANOFI AVENTIS and the DGA are its leading commercial references. ARTESYS INTERNATIONAL, via ISIS Développement, counts the Institut Français du Pétrole among its shareholders. www.artesys.com
Media contact:
Estelle Duslou - + 33 (0) 2 99 27 60 00 - estelle.duslou@artesys.com

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN,

Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com
Atos Origin is quoted on the Paris Euronext Premier Marché and operates under the trade names Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Media contact:
Anne de Beaumont - + 33 (0)1 55 91 24 15 -
anne.debeaumont@atosorigin.com

About EMC Documentum

EMC Corporation (NYSE: EMC) is the world leader in products, services and solutions for information storage and management that help organizations extract the maximum value from their information, at the lowest total cost, across every point in the information lifecycle. Information about EMC's products and services can be found at www.EMC.com.
EMC Documentum, integrated unit of EMC Software, delivers Documentum Enterprise Content Management Solutions. For further information regarding Documentum products and services, please visit www.documentum.com

Media contact:
EMC DOCUMENTUM RUMEUR PUBLIQUE

Valérie Besseau
Tel.: 01.46.95.89.33 – Fax : 01.46.95.89.88
E-mail: Besseau_Valerie@emc.com

Salima Aït Méziane
Tel.: 01.55.74.52.23
E-mail: salima@rp-net.com

Atos Origin Implements a Phone Debt Collection Solution at Rural Servicios Informáticos

Rural Servicios Informáticos, the IT support centre for rural savings banks, will provide this service through its Customer Service Centre

Madrid – December 27, 2004 – Atos Origin, a leading international IT service provider, has implemented a phone debt collection solution at the Customer Service Centre of Rural Servicios Informáticos (RSI). This project is part of the longstanding technological collaboration between the two companies.

Rural Servicios Informáticos is the IT support centre that provides outsourced services to more than 80 rural savings banks, Banco Cooperativo and Rural Grupo Asegurador, an insurance company. The member companies can thus meet their needs to adapt and make dynamic use of the new services and technology, cutting operating and maintenance costs.

For rural savings banks that have outsourced the service to RSI, phone debt collection makes it possible to manage both information about the situation and commitments to pay up by a certain date. This raises appreciably the collection rate. The key aim is to manage all of the information about the debt and the customer, improve communication with the debtor and to provide a solution for efficient payment.

The phone debt collection solution allows the Customer Service Centre to carry out several call campaigns each day by first preparing the contacts for the day, made up of calls about new debts and calls dealing with pre-existing debts. The information used to set the selection criteria and organise the daily work is based on the customer's credit history and background.

Using the latest technology for multi-channel contact centres and voice/data integration that Atos Origin has implemented at RSI, this solution provides a service tailored to each rural savings bank's needs. It also makes it possible to improve the way cases are handled by dealing with debts owed to different savings banks at the same time. All this is aimed at achieving high productivity in debt collection.

Atos Origin has provided RSI with both experience in developing contact centre services and exhaustive knowledge of implementing phone debt collection solutions. In this way, RSI is continuing to maintain the high level of quality and advanced services that it must provide to its member savings banks.

According to Antonio García Cruz, Service Development Manager at RSI, "*Atos Origin's phone debt collection service has allowed us to manage customer debts better and has significantly improved the collection rate*".

About Atos Origin

Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than €5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell,

Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

About Rural Servicios Informáticos
Rural Servicios Informáticos (RSI) was set up in 1986 by a small group of rural savings banks as an external, centralised data processing service. This IT support centre is structured around a global outsourcing project capable of meeting all the needs of the member savings banks and dynamically adapting to new technologies.

RSI has a professional team and top-class technological resources. The training and specialisation of the company's team provides it with a dynamism completely in tune with the needs of the market. It allows the rural savings banks to join forces, setting joint goals and development areas based on real demand for new services. RSI currently provides a service to more than 90 financial institutions with a total of 6.3 million customers.

For further information see http://www.cajarural.com

For further information contact:
Antonio Ferreiro
Atos Origin
E-mail: antonio.ferreiro@atosorigin.com
Tel. +34 91 440 88 00
Fax. +34 91 754 32 52

Atos Origin Supplies Innovative Solution For Digital Television Market

Existing software easily adaptable to home entertainment environment

Las Vegas, USA – January 6, 2005 – Atos Origin, a leading international IT services provider, today announced a new solution for easy and price-competitive software migration from computer to television environments. The application will be presented at the UHAPI hospitality suite during the 2005 Consumer Electronics Show (CES) in Las Vegas from January 6-9.

The UHAPI Forum was founded last year to standardize, develop and maintain the Universal Home Application Programming Interface (UHAPI) for the world's home consumer electronics industry. The UHAPI is a hardware-independent technology that enables middleware and application software to be easily ported across multiple device layers.

"*During CES 2005, Atos Origin will demo a product leveraging the UHAPI Forum's Universal Home API that speeds audio/video software development and product integration*," said Pieter Noordam, Chairman of the UHAPI Forum. "*The company's work illustrates the potential for UHAPI-based products and all related industries from software to consumer electronics.*"

This new Atos Origin solution provides independent software vendors with an easy and price-competitive alternative for migration of their applications and middleware to a UHAPI-compliant platform in the television environment, such as digital televisions, set-top boxes, DVD players, home media servers, personal video recorders and other consumer audio/video devices.

"*With international project references, such as Open TV in Spain and digital television sets in the Netherlands, the solution developed by Atos Origin offers great value for the UHAPI platform and all players in the television market, from TV set manufacturers to independent software vendors*," said Aad Vredenbregt, Director of Technical Automation at Atos Origin.

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

About UHAPI
Founded in November 2004, the UHAPI Forum develops and maintains the universal home application programming interface (UHAPI) for the home consumer electronics (CE) industry. The UHAPI serves as a hardware independent bridge between the CE and middleware or application software industries and the semiconductor industry. The technology enables middleware and application software to be easily ported across multiple device

layers. Deployment of the UHAPI also frees software developers to focus solely on application development, which reduces development costs and speeds a product's time-to-market. Current UHAPI Forum members include Samsung Electronics Co., Royal Philips Electronics, HP, the digital TV Industry Alliance of China and ACCESS Co. For more information about the UHAPI Forum or to become a member, visit www.uhapi.org

Press Contact:
José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

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VISA-AUSTRIA strengthens partnership with Atos Origin

Frankfurt/Main - January 10, 2005 - Atos Worldline, an Atos Origin company, has been selected by VISA-AUSTRIA to upgrade its Pay Authorisation System, implemented by Atos Worldline, to the new chip card standard EMV (Eurocard/MasterCard/VISA). To face this challenge, VISA-AUSTRIA has chosen a proven partner and thus continues to build on a successful partnership with Atos Origin.

Working together with Atos Worldline, VISA-AUSTRIA first produced a detailed specification for their EMV requirements. Recognising this not just as matter of compliance but also as an opportunity, the specification also included some additional features such as "Issuer Scripting".

The modular architecture of all Atos Worldline products means that the EMV Issuer Full Option has provided full EMV issuer functionality without detriment to the existing system. The Issuer Full Option was integrated into the existing issuer component without the need to upgrade to the existing solution architecture, hardware or system software. So that high availability, scalability, easy maintenance, cost efficiency and upgradeability have all been retained, whilst, at the same time, adding functionality.

Some of the major functions include:

- Online card authentication
- Online issuer authentication
- Issuer script processing *(This enables commands to be sent to the chip card during authorization dialogue and card data to be updated without the need to physically issue new cards.)*
- Online watcher *(This enhances checking and transmitting of EMV relevant data,*
  including a number of fraud detection checking mechanisms.)
- PIN manager *(This enables the card to store data securely so that PIN verification can take place on the card itself, thus removing the need to a PIN-based transaction online.)*

In addition to the actual EMV functionality, a major part of the project was to redesign the user interface (GUI) and over 100 dialogues were migrated to the new technology.

Commenting on the new EMV standard, Erik Munk Koefoed, Managing Director of Atos Worldline, states "*At Atos Worldline we see the global adoption of EMV not only as a matter of improving fraud prevention but also as an opportunity for issuers to look towards the future and utilize chip technology to provide a new generation of chip-based applications.*"

In 2000, VISA-AUSTRIA selected Atos Origin as its technical partner to integrate a comprehensive authorisation system for the processing of payment transactions and a centralised terminal management system. Its fraud management solution enabled Visa to reduce fraud by 50% during the first year.

About VISA-AUSTRIA
With over 31 million acceptance locations and around 1.2 billion cardholders, VISA is currently the largest credit card organisation in the world. In Austria there are already more than 950,000 VISA cardholders and 95,000 acceptors.

About Atos Origin
Atos Origin is an international information technology (IT) services company.

Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Worldline
Atos Worldline is an Atos Origin company : a leading European provider in IT-related Business Process Outsourcing, dedicated to services and solutions covering the whole process of payment and information flows. With 2,500 staff in France, Germany, Austria and the United Kingdom, Atos Worldline generated an annual revenue of around €400 millions in 2003, through 3 core activities: Payment and Card Processing services - CRM services - and Multi Channel Contact (Internet and Voice services).

Press Contact:
Anja Müller
Tel.: +49 (69) 66 57-1401
E-Mail: anja.mueller@atosorigin.com

Emilie Moreau
Tel : +33 1 55 91 24 74
Email : emilie.moreau@atosorigin.com


Atos Origin

Launch of Transport Direct Adds to Atos Origin's .NET Portfolio. Successful Delivery Showcases Atos Origin's Portal Capabilities

London - January 10, 2005 – Atos Origin, a leading IT and business services company, today announced the successful completion and launch of the Transport Direct portal. Transport Direct was created by the Department of Transport as part of the UK Government's drive to give the public electronic access to 30 key services by 2005. It is a comprehensive online portal that provides access to a journey planner for all forms of transport, maps, real time information and facilitated ticket purchasing. Atos Origin designed, built and continues to operate the technology behind the portal, further highlighting the company's capabilities in this field and adding to its substantial experience in .NET implementations.

Atos Origin was also responsible for the overall project management and led the consortium of suppliers; Microsoft provided the .NET framework, Atkins provided the journey planning software; BBC Technology designed the user front-end; ESRI (UK) delivered the mapping software and solutions; and RTEL supplied air information solutions.

"The Transport Direct project is an excellent example of eGovernment in action. Initiatives such as these give UK citizens access to the information and transactional capabilities they need in today's online society." said Terry Smith, Senior Director of Public Sector, Microsoft Ltd. "Atos Origin brought together key technology and content providers and used the flexibility, scalability and future proofing of the Microsoft .NET platform to help them deliver this important project within strict time and cost constraints. I look forward to our next collaboration."

"The scale and complexity of the project was one of the biggest challenges but the successful delivery confirms the interoperability of the Microsoft .NET web services platform, and demonstrates its huge potential to integrate different repositories of information housed on legacy systems relatively inexpensively," says Simon Garner, head of Transport, Atos Origin. "We look forward to continuing to build our partnership with Microsoft for both the support of existing projects and for future implementations."

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

About Microsoft
Founded in 1975, Microsoft (Nasdaq "MSFT") is the worldwide leader in software, services and solutions that help people and businesses realise their full potential.

About .NET

.NET software connects information, people, systems, and devices. .NET provides XML-based interoperability and is being incorporated across Microsoft's clients, servers, services, and tools. For example, products like Microsoft Windows® and Microsoft Office will use .NET to connect with other systems and applications. For developers, .NET is manifested in the programming model delivered in the Microsoft .NET Framework.

For more information, please contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

New success in the chemical sector:
Atos Origin signs an IT Outsourcing contract with PolymerLatex

Another long-term full IT Outsourcing contract for Atos Origin in the chemical sector, after Walsrode Industrial Park / PolymerLatex is outsourcing its IT infrastructure and application management to Atos Origin for an 8-year period

Stuttgart/Marl, January 11th, 2005 – Atos Origin, a leading international IT services provider, and PolymerLatex, a leading European manufacturer of latex products, today announced the signature of an 8-year outsourcing contract. Since January 1st 2005, Atos Origin has been responsible for all of the information technology for the chemical company, headquartered in Marl Chemistry Park. In entrusting its IT operations to Atos Origin, PolymerLatex is reducing its costs over the long-term and gains an experienced IT partner with expertise in the field. As part of the full IT outsourcing agreement, all of PolymerLatex's IT staff will transfer to Atos Origin.

"This decision is a significant step for PolymerLatex, allowing it to gain greater freedom and advantages in terms of competition. It enables us to concentrate fully on our core skills and increase our competitivity", asserts Dr. Christian Holtmann, Managing Director of PolymerLatex. *"Through our long term partnership with Atos Origin, we can make use of the most suitable IT resources at any given moment, and at the same time further improve quality and reduce costs."*

The full outsourcing agreement between Atos Origin and PolymerLatex comprises the takeover of the IT infrastructure and application management along with the integration of IT staff:
In detail:

- Support and operation of the existing IT infrastructure with over 45 servers and 400 workstations
- Transparency and continuous development of IT applications
- Integration of all IT people

" This contract strengthens our position as one of the leading outsourcing service providers and demonstrates again our competencies and experience in the chemical sector", explains Gerhard Fercho, Atos Origin's Chief Operations Officer for Germany and Central Europe.

In 2003, Atos Origin also signed a ten-year deal with Wolff Walsrode AG, a 100% subsidiary of Bayer AG, to take over its IT-infrastructure. This enabled Wolff Walsrode to concentrate on its core business activities, while continuing to develop and optimise the scope of its IT services for the Walsrode industrial park's companies.

About PolymerLatex:
PolymerLatex is a leading manufacturer of latex products in Europe. Soros Private Equity Partners, a leading private equity company, has a majority stake and management control of the company. PolymerLatex has its headquarters and largest production plant in Marl, Germany, as well as further European production sites in Finland, England, Germany and Italy. PolymerLatex manufactures products for the paper, carpet and moulded foam industries, as well as for special applications, and generates 400 million revenues with approximately 700 employees.
Further information at : www.polymerlatex.de / www.polymerlatex.com

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of *consulting, systems integration and managed operations. The company's* annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Press Contacts:

Nicola Popoff
Tel: +49 (0)7 11/73 77-3 11
Email: nicola.popoff@atosorigin.com

Polymer Latex GmbH & Co. KG
Karl-H. Förster
Tel: +49 2365 49-4443
Email: karl-h.foerster@polymer-latex.de



Atos Origin and Accounting Plaza form partnership

Goal: Expand largest financial shared service centre in the Netherlands

Utrecht, 11 January 2005 – Atos Origin and Accounting Plaza today announced their partnership. Accounting Plaza is the largest independent financial shared service centre (FSSC) in the Netherlands. Its customers include Albert Heijn, Etos and Gall & Gall. The goal of this collaboration is to expand Accounting Plaza's customer base, by jointly offering new services named Accounting Focus. The range of services offered by Accounting Focus cover all activities regarding business administration, finance, human resources, payroll, subventions, imaging and IT management.

Research conducted by Atos Consulting showed that Outsourcing and Shared Services Centres are the priority on CFO's agendas. Experience over recent years showed that organisations saved on average 25% on their accounting costs after they were outsourced to an FSSC. The research by Atos Consulting indicated that even greater savings are possible by outsourcing administrative operations.

Wilbert Kieboom, CEO of Atos Origin for Northern Europe, describes the partnership with Accounting Plaza as a logical step. "Reducing the costs of bulk processes remains a top priority on our customers' agenda. Over the past four years, Accounting Plaza has demonstrated its professionalism regarding taking over accounting activities, and recently the processes used at Accounting Plaza were classed as 'best practice' in an international survey by The Hackett Group. We've been working with Accounting Plaza for a year now and see major new business opportunities that will result in a faster growth at Accounting Plaza. This will consequently lead to a considerable spin-off for our Consulting, Systems Integration and Managed Operations divisions."

For Accounting Plaza, the collaboration with Atos Origin is vital to its aim of future growth. Gerrit Stoffelsen, Director at Accounting Plaza explains: "We have achieved a consistent good quality level for the Ahold organisations and broaden our activities for new customers regarding accountancy services and payroll administration. Atos Origin has an impressive customer base, a strong sales organisation, and the experience required to provide complete IT-back-up. We chose to work with Atos Origin based on our positive working relationship and cultural fit, and with its help we will be able to achieve our goals."

Atos Origin and Accounting Plaza will use the Accounting Focus name for future activities. Accounting Plaza will primarily target the physical business outsourcing process – taking over and streamlining existing accounting processes within organisations (BPOs) - and Atos Origin will be responsible for consulting of Interim Finance Professionals, IT operations and IT management.

About Atos Origin

Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

About Accounting Plaza
Accounting Plaza was created at the beginning of 2000 as a Financial Shared Service Centre. For organisations with large-scale admin operations, Accounting Plaza handles the entire administrative process, or parts thereof. Its speciality is the optimisation of administrative processes, allowing customers to focus on their core activities. With some 330 staff, 3,000,000 paid invoices and 900,000 initial salary calculations annually, Accounting Plaza is the largest independent financial shared service centre in the Netherlands. The organisation provides the following four service components:

- Accounting Services, financial and admin services
- HR services, staff administration and payroll
- ERP Support, functional applications-management for firms that work with PeopleSoft
- Advice regarding process-optimisation and administrative organisation

Accounting Plaza has recently been classed by The Hackett Group, a worldwide authority in the fields of benchmarking, as `Best in Class` for invoice-processing. Customers include the Dutch Ministry of Foreign Affairs, Albert Heijn, Holland & Barrett, Etos, Gall & Gall, VEZET BV and Walibi World. For further information about Accounting Plaza, go to: www.accounting-plaza.nl.

For further information, contact:

Jacqueline Terpstra, Atos Origin, tel.: + 31 30 299 5006
Oscar van Leeuwen, Atos Consulting, tel.: + 31 30 290 8464
Gerrit Stoffelsen, Accounting Plaza, tel.: + 31 75 651 87 00

Telefónica Móviles Spain selects Atos Origin and Surfkitchen to provide new advanced mobile services

Madrid, January 12, 2005 – Atos Origin, an international information technology (IT) services company and SurfKitchen, a leading provider of mobile dynamic user experience (DUE) software, today announced that they have been selected by Spanish telecoms company Telefónica Móviles España (TME), to provide and integrate dynamic user experience software services to Movistar, TME's mobile brand in Spain.
This solution will support TME's strategy to provide advanced and value added mobile data services to its 18.7 million customers in Spain.

Atos Origin will provide Movistar subscribers with a unique desktop menu through which they will have quick and easy direct access to online data and multimedia services from a wide range of handsets. Atos Origin will integrate Surfkitchen's Surfkit Mobile™ solution, which enables 'one click' access to mobile data services. It also reduces data services complexity, boosts service discovery and encourages more frequent subscriber usage of data services. This in turn helps mobile operators to increase their mobile data revenues.

Ignacio Camarero, Chief Operating Officer at Telefónica Móviles España said: *"Movistar is committed to delivering innovative user experience to its subscribers and Atos Origin, together with Surfkitchen, helps us to fulfil this. Atos Origin is already a trusted partner of TME with a strong track record in the mobile telecoms market."*

Miguel Bravo, Global Account Director for Atos Origin, concludes: *"Thanks to this new integrated solution from Surfkitchen, TME subscribers will be able to access new generation data services in an intuitive manner and more importantly, they will become familiar with the services by using a navigation menu when surfing through e-moción from their mobile device".*

Atos Origin has a proven record of over 20 years of accomplishment and experience in the Telecoms sector and has the capacity, skills, and capability to provide global services.
Philip Crawford, chairman, SurfKitchen, said: *"There has been a lot of competition for this contract with Telefónica Móviles España, the Spanish leading mobile operator. Being selected as the preferred supplier by Telefónica Móviles is proof of SurfKitchen's technology leadership. SurfKitchen is committed to a neutral, cross-platform approach covering all major device platforms. SurfKit Mobile today provides a broader, more complete set of functionality than any other vendor, with real-world commercially launched solutions. SurfKitchen will continue to add capability to the SurfKit Mobile platform, driven by the requirements of Telefónica Móviles España."*

About Telefónica Móviles España
Telefónica Móviles España (www.empresa.movistar.com) is the operator of Telefónica Móviles Group in the Spanish market, where it has 18,7 million customers and offers a comprehensive portfolio of data services and applications using the latest mobile technologies, including UMTS. Telefónica Móviles is one of the world's largest mobile operators and the leading cellular company in the Spanish- and Portuguese-speaking markets. At 30th September 2004, Telefónica Móviles' customer base reached 71,9 million managed clients in 16 countries, as a result of the agreement to acquire the cellular assets of BellSouth in Latin America. During 2003, Telefónica Móviles obtained revenues of EUR 10,070 million, or 10.2% more than in 2002. EBITDA rose 19.5% to EUR 4,463 million, while net profit totalled EUR 1,608 million. Telefónica Móviles is a founding member of the FreeMove alliance of European mobile operators.The company's shares trade on the Spanish stock exchanges and the New York Stock Exchange under the ticker symbol TEM.

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For further information contact:

Antonio Ferreiro
E-mail: antonio.ferreiro@atosorigin.com
Tel. +34 91 440 88 00

Anne-Marie Capilla
E-mail: anne-marie.capilla@atosorigin.com
Tel. +33 1 55 91 20 52

Atos Origin Builds New National Control System (SNC) for France's Power Transmission Grid

SNC system used to monitor France's extra high voltage power transmission grid

Paris, January 13, 2005 — Atos Origin, a leading international IT services provider, has designed and built the National Control System (SNC) for France's power transmission grid. Commissioned on June 28, 2004, the system was built on behalf of grid operator RTE, a public utility that operates, maintains and improves the French electricity grid. The SNC system was developed to replace the SYSDIC system, introduced in the early 1980s and approaching obsolescence, whose hardware could not be upgraded or scaled to handle the entire extra high voltage grid (400 kV and 225 kV).

As part of a program to upgrade its remote control network, RTE selected Atos Origin to build a highly reliable, real-time, next-generation system to supervise France's extra high voltage (400 KV and 225 KV) power transmission grid and tailor supply to demand in France and neighboring countries.

RTE ensures a continuous supply of power to some 30 million customers across France. Because electricity cannot be stored, output has to match consumption at any given moment to guarantee uninterrupted service. In addition, the power delivered has to meet specific quality criteria, such as frequency and voltage, and has to be generated as affordably as possible.

Based on Atos Origin's ADACS application platform, the new remote control system provides operators with decision support and network supervision applications, with guaranteed uptime of 99.97%. The volume of data processed is extremely high. For example, SNC acquires 10,000 remote readings every 10 seconds and monitors the status of 26,000 remote signals.

The SNC system was commissioned after 15 months of supervised operation, during which time a complete picture of the 225 kV grid was obtained, maintenance procedures were fine-tuned and further functions were introduced.

Atos Origin is also providing through-life services for the system for five years, beginning October 1, 2004.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and operates under the trade names Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Contact for Press:
Anne de Beaumont Tel +33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com



Atos Origin Gets Energy Boost with Energidataföreningen Contract

Stockholm, January 19, 2005 – Atos Origin, a leading international IT services company, today announced its client list expansion in the energy sector with a three-year agreement of 22 Swedish energy companies. Atos Origin will provide its 'IS Kaskad' and 'IS Change' solutions, which provide comprehensive customer information and billing systems. The procurement has been coordinated by the Swedish energy consortium, Energidataföreningen (EDF).

Atos Origin's IS Kaskad and IS Change solutions include: billing systems, handling of supplier change, automated contract handling, time series and pricing models.

Initially, a 15 to 20-strong Atos Origin team will develop the systems; after successful implementation, a team of up to 30 people will collaborate with EDF to further develop the solutions.

Markus Pentäjaniem, Director Atos Origin Sweden, says: "*This deal seals our position as one of the leaders in IT provision to the Swedish energy sector. We have tailored these products specifically to meet the demands of this procurement that allows 22 energy companies to optimize their business processes, thus positively impacting their business performance.*"

Roland Modigh, Chairman of EDF, concludes: "*We chose Atos Origin because we know it delivers on its promises, having worked with the company before. In comparison with other suppliers, Atos Origin's solution turned out to be economically the most advantageous and meets our demands regarding functionality and quality.*"

The mission of EDF is to create the best possible conditions for development and usage of IT-systems for energy companies and related organisations that deliver, charge and bill electricity, heating, gas, waste management and technical services related to the installations where the production and distribution of the utilities takes place.

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Press Contact:
Atos Origin, Tanja Ilic, + 46 8 5170 5000



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Atos Origin acquires Contrado Technologies from KPN

Utrecht/Paris, January 19, 2005 – Atos Origin, a leading international information technology (IT) services company, today announced the acquisition of Contrado Technologies, a 100% owned subsidiary of KPN. Contrado Technologies develops order management systems and manages KPN's front office systems, generating revenues of EUR 25 million in its last full financial year. With effect from January 1st, 2005, 270 Contrado staff will transfer to Atos Origin under similar employment conditions. Atos Origin has entered into a contract to provide on-going services to KPN for a minimum period of 5 years.

After an evaluation of 25 different IT companies, KPN chose to work with Atos Origin. The transaction aligns with KPN's policy of outsourcing its IT management and KPN had previously outsourced a number of its IT activities to Atos Origin, including its datacenters, end user services and SoftwareHouse.

Wilbert Kieboom, Atos Origin's CEO for Northern Europe, is delighted with the agreement. "*The acquisition of Contrado Technologies fits in well with Atos Origin's policy of further consolidating its position in the telecoms sector. Moreover, this agreement underlines the confidence KPN has in Atos Origin as a strategic partner. Contrado Technologies also provides us with the opportunity to offer unique CRM services that will meet two of our customers' major goals – to reduce their IT operating costs and increase customer satisfaction*".

Pieter Buijs, CIO at KPN, is also pleased with the take-over by Atos Origin. "*The sale of Contrado fits KPN's strategy of simplifying its IT wherever possible. The products developed by Contrado already contribute to this strategy. With these products Atos Origin is in a position to develop standardized solutions for KPN and for the telecommunications market*".

Contrado supplies unique CRM solutions and services that contribute to raising customer satisfaction and generate operational cost savings. Contrado Technologies' most important product is OrderManager. OrderManager forms the essential link between a company's customer contacts (front office) and service-provision to the customer (back office), and ensures efficient and effective transactions. OrderManager has an integral customer profile, in which comprehensive details about a customer are available and from which an appropriate product range can be offered, drawn from a company's complete portfolio of products and services.

Atos Origin has a proven record of over 20 years' accomplishment and experience in the Telecoms sector and has the skills and capability to provide global services. Atos Origin delivers reliable end-to-end solutions and has a customer base covering major telecom operators in Europe such as France Telecom, KPN, Vodafone, and Telecom Italia. The company's annual revenues in the telecom industry are close to EUR 1 billion.

The headquarters of Contrado Technologies is, and will remain, at Groningen in The Netherlands, where Atos Origin has a large regional office specialising in Telco services. At Voorburg, KPN's head office, a new Contrado Technologies operation is located. Contrado Technologies will operate as a separate business unit within Atos Origin's Systems Integration division, and will also offer its services outside the telecoms and utility markets.

About Atos Origin

Atos Origin is an international information technology services company. Its

business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For more information, please contact:
Jacqueline Terpstra,
+ 31 30 299 5006
jacqueline.terpstra@atosorigin.com

José de Vries,
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Contact for Investors :
John White,
+ 33 1 55 91 26 32
john.white@atosorigin.com

SAP Moves to Strengthen Customer Trust in Security Software and Consulting Services

SAP Specialists from Consultancies Around the World Including Atos Origin, Deloitte and EDS Certify Their Expertise in Implementing Secure SAP Systems for Customers;

Virus Scan Interface Added to List of More Than 50 Security Software Products Certified for Integration with SAP® Solutions

WALLDORF, Germany, January 24, 2005 – SAP AG (NYSE: SAP) today unveiled two new initiatives to help customers provide for the IT security of their business processes and data systems. SAP is now offering SAP® Consultant Certification for securing SAP systems, a distinction earned thus far by consultants from more than 20 SAP partner companies around the world, including Atos Origin in Europe, Deloitte Singapore and EDS Enterprise Solutions in South Africa. Additionally, SAP has added virus scanning software to its list of more than 50 security software products certified for integration with SAP® solutions.

"When SAP customers choose security consultants or third-party software, one of their first questions is whether the service provider or product integration is SAP certified," said Sachar Paulus, chief security officer, SAP AG. "SAP makes security an integral part of its software. With our continually expanding certification programs, our customers trust in third-party products and services that complement SAP solutions."

Certifying the Experts That Secure SAP Implementations

By achieving SAP security certification, consultants can verify their knowledge of applicable security tools and measures within their realms of SAP expertise, choosing from more than 80 tests covering the SAP NetWeaver™ technology platform and SAP's portfolio of business suite, industry-specific and small and midsize business solutions. Available in various languages, each test consists of 80 multiple choice questions on topics ranging from administration of users, roles and authorizations to firewalls, networks and routers. For the Atos Origin program's first movers such as Atos Origin in Europe, boosting customer confidence in their qualifications to apply security knowledge effectively in SAP implementation was a key reason for achieving consultant certification.

"IT security is becoming an increasingly important part of our service portfolio as companies realize the value and necessity of building security into their systems from the very start of each implementation," said Martin Koistinen, director, Global Security Services, Atos Origin. "SAP Consultant Certification enables us to distinguish ourselves from other local consultancies. SAP's security certification enables our consultants to enrich their security knowledge within the wide scope of SAP security strategies and helps our sales department in their go-to-market strategy to attract new customers."

Seal of Approval on Virus Scan Software Integration

With the growing use of HTTP protocols in SAP software and the open architecture of the SAP NetWeaver platform, the face of the SAP landscape has changed. As databases are now open for external documents and users log on to corporate systems remotely via the Internet, SAP customers need to fortify protection of their underlying operational systems, which, if brought to crash by a computer virus, might also bring down the SAP system.

Addressing customer demands for trusted solutions to counter this threat, SAP has expanded its certification program to include a scenario for virus scan interfaces. The first virus-scan software provider to obtain the endorsement "SAP® Certified Integration" is Germany-based H+BEDV Datentechnik GmbH for its AntiVir® product line. The certified AntiVir Virus Scan Adapter provides SAP system administrators with an integrated security solution to specify what

type of documents and executable files are scanned prior to entry into or export from the SAP system.

In the area of security software, SAP has certified interfaces to more than 50 third-party products in seven other scenarios: digital signatures, encryption, and secure store and forward; directory services; external authentication; risk management; secure network communications; system audits; and user management.

Further information on SAP® Consultant Certification
SAP offers certifications for solution, technology and development consultants. For more information, please visit http://www.sap.com/services/education/certification. From this Web page, more information on SAP Consultant Certification, Technology Consultant SAP NetWeaver - SAP Security (2004), can be found via the path: "Technical Consultant Certification" / "SAP NetWeaver - SAP Security (2004)."

Further information on SAP® Certified Integration
More than 800 software providers have earned the tagline "SAP® Certified Integration" for various product integrations. Launched in 1996, SAP's integration certification program enables independent software vendors and SAP software partners to draw on the assistance of SAP's Integration and Certification Centers (ICCs) to find the most suitable integration scenario for their products and have their interface software tested and certified. Vendors can leverage the professional help of three long-established ICCs as well as the broad set of interfaces SAP provides to enable the integration with SAP® solutions and the SAP NetWeaver™ platform. Interested vendors can register their products for SAP certification by visiting www.sap.com/partners/apply. For vendors interested in more information on SAP certification, please visit http://www.sdn.sap.com/sdn/icc.sdn or contact the nearest Integration and Certification center at icc@sap.com (Europe, Middle East, Africa); icc-americas@sap.com (Americas); or icc-apa@sap.com (Asia-Pacific).

About SAP
SAP is the world's leading provider of business software solutions*. Today, more than 24,450 customers in over 120 countries run more than 84,000 installations of SAP® software—from distinct solutions addressing the needs of small and midsize businesses to enterprise-scale suite solutions for global organizations. Powered by the SAP NetWeaver™ platform to drive innovation and enable business change, mySAP™ Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP industry solutions support the unique business processes of more than 25 industry segments, including high tech, retail, public sector and financial services. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol "SAP." (Additional information at http://www.sap.com)

(*) SAP defines business software solutions as consisting of enterprise resource planning and related software solutions such as supply chain management, customer relationship management, product lifecycle management and supplier relationship management.

# # #

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should" and "will" and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP's future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission ("SEC"), including SAP's Annual Report on Form 20-F for 2003 filed with the SEC on March 23, 2004. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

For customers interested in learning more about SAP products:
Global Customer Center: +49 180 534-34-24
United States Only: 1 (800) 872-1SAP (1-800-872-1727)

For more information, press only:
Bill Wohl, +1 (610) 661-3311, william.wohl@sap.com, EST
SAP Press Office, +1 (610) 661-3200, press@sap.com, EST
Gabriele Thoering, Burson-Marsteller, +49 (69) 2380939, gabriele_thoering@de.bm.com, CET

Atos Origin delivers RFID-enabled Warehouse Management System to Metro Group Distribution Logistics

Paris, January 25, 2005 – Atos Origin, an international information technology (IT) services company, announced today that Metro Group Distribution Logistics (MDL) went live with pallet level Radio Frequency Identification (RFID). The basis is the RFID enabled Warehouse Management System from Atos Origin using leading-edge RFID chip technology from Philips.

With a turnover of more than 56 billion Euros and some 250,000 employees, Metro Group is the third-biggest retailer worldwide. It operates several divisions such as Kaufhof, Media Markt, Saturn, Praktiker, Metro Cash & Carry, Real and Extra (Real and Extra are the Hyper- and Supermarkets in Europe).

All the warehouse logistics for Real and Extra are managed by MDL with Atos Origin's ICAM Warehouse Management System. From eight regional food warehouses across Europe - which stock dry foods, fresh fruit and vegetables, as well as frozen foods - around 16,000 different products are delivered every day to 850 outlets. One of these eight distribution centres is the largest frozen foods warehouse in Europe.

To achieve world-class logistic performance MDL relies on Atos Origin's ICAM Warehouse Management System, which manages all the processes from receiving the goods via 600 trucks with 5,000 pallets a day to shipment through some 300,000 handling units.

In July 2004, Atos Origin started the project to adapt the Warehouse Management System to operate with RFID. This included the implementation of changes in the inbound and outbound logistic flows in order to accommodate the use of RFID.

Since November 2004 pallet-level RFID is in use at the MDL and from the end of this year RFID will be used at unit level. Philips - the world's largest producer of RFID chips with more than 1 billion shipped to date – is working closely with Atos Origin in this project. Philips will provide its UCODE chip solutions that work in the Ultra High Frequency range.

Mr. Olaf Roehr, Director Information Technology at Metro Group Distribution Logistics said: "Logistics of food is complex and mission-critical to the Metro Group. With Atos Origin's RFID-enabled ICAM Warehouse Management System solution we now have a state of the art solution."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as

Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Press Contacts
José de Vries,
PR manager Atos Origin
Tel.: PR manager Atos Origin
Email: jose.devries@atosorigin.com

Atos Origin and PLUSCARD enter into strategic cooperation

Frankfurt/Main, Saarbrücken, January 31, 2005 – Atos Worldline, an Atos Origin Company, and PLUSCARD Service-Gesellschaft für Kreditkarten-Processing mbH, Saarbrücken, have signed a co-operation agreement to offer high quality card processing services and expertise to savings banks and banking institutions. Atos Worldline will take over the technical processing of the PLUSCARD credit cards (over 1.4 million) and thus position itself as a technical centre of excellence. Through this strategic alliance, PLUSCARD can concentrate itself on the customer service and the product development within the card business. Within the scope of this agreement, parts of the Atos Worldline customer service business will be outsourced to Saarbrücken.

Strengthening the market position
The two companies will process jointly over three million Visa and MasterCard credit cards from savings banks and regional banks, thus becoming the market leader in this segment in Germany, with a total of almost 9 million credit and payment cards processed. Strategic cooperation – to the benefit of the customer – will lead to greater synergies between service and technical units, reduce costs and ensure both national and international competivity.

"Best practice" - / "best price" offers
A key factor in the decision to cooperate was the two partners' complementarities in terms of business culture, IT strategy and end goals, and also their common agreement to use Atos Worldline modular and user-friendly card management platform SEMPRIS. Technical functionalities available will be further developed and expanded in the future.

"Atos Worldline, their extensive technical competence encourage us to maintain and to enlarge the standard. We will then react even more effectively to new market requirements and thus be able to offer an innovative, flexible and above all, cost-efficient service to savings banks and banking institutions in the future." explained PLUSCARD's Managing Director Thomas Maas.

Erik Munk Koefoed, Atos Worldline Managing Director, stated: "Atos Worldline and PLUSCARD have already been working together successfully for a number of years. By consolidating our strategic cooperation, we are able to offer customers of both companies and potential market partners attractive services for a successful entrance into the market." "PLUSCARD's choice of Atos Worldline marks an important step in our successful consolidation in the German processing market and confirms Atos Worldline's partnership strategy".

About PLUSCARD
Formed in 1996, PLUSCARD Service-Gesellschaft für Kreditkarten-Processing mbH demonstrates a classical example for the outsourcing of services at banking institutions. PLUSCARD delivers to them all services around the credit card and offers tailor-made processing services for VISA and MasterCard. The business activities run from the development of products to the card application services and the 24 hours call centre service for cardholders of the banking institutions till payment claims.
PLUSCARD is characterised as emitter for the credit and processing market by service over the standard and personal support as well as by innovations and beneficial prices.
Since the creation, the company could steadily enlarged its market share in Germany. www.pluscard.de

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Worldline is an Atos Origin company: a leading European provider in IT-related Business Process Outsourcing, dedicated to services and solutions covering the whole process of payment and information flow. With 2,500 staff in France, Germany, Austria and the United Kingdom, Atos Worldline generated an annual revenue of approximately €400 million in 2003, through three core activities: Payment and Card Processing services - CRM services - and Multi Channel Contact (Internet and Voice services).

Press Contacts
Atos Origin:
Anja Müller (Germany)
Tel.: +49 (0 69) 66 57-14 01
Email: anja.mueller@atosorigin.com

Emilie Moreau (international)
Tel : +33 (0)1 55 91 24 74
Email : emilie.moreau@atosorigin.com

PLUSCARD GmbH
Jana Gustmann
Tel: +49 (06 81) 93 76-40 12
Email: jana.gustmann@pluscard.de

Atos Origin 

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Atos Origin records 1 million helpdesk 'calls' in one year and expects double in 2005

Declining costs of automating workstations through more efficient help-desk system

Utrecht, 24 January 2005 – Atos Origin, a leading international IT services provider, has processed 1 million help-desk calls over the past year. At the same time, average costs of recording queries in 2004 have fallen by 50% compared with 2003, thanks to the imbedded help-desk function in Next Generation Desktop. The decline in costs is related to the consolidation of various help-desk functions and organic growth.

The current trend of cost reductions is expected to continue in 2005 through further standardisation and a further increase in the number of customers. Atos Origin now runs one of the largest help-desks in the Netherlands, which is also among the largest in the world.

The anticipated doubling of help-desk queries in 2005 to nearly two million is the result of the increased number of workstations for which Atos Origin provides help-desk services. All queries made are entered into a central database whose scope is virtually unique in the world. It offers companies the opportunity to drastically reduce their costs per IT query through Next Generation Desktop (NGDT) – Atos Origin's standardised workstation solution – and also by using software by their business partner Computer Associates. These costs determine to a large extent the costs companies will pay per workstation. Efficient help-desk management helps to decrease the total cost of ownership substantially – something nearly all automated firms have put at the forefront of policy.

The rise in the number of help requests is not a result of an increase in the number of complaints per workstation, but is due to a strong expansion in the number of workstations for which Atos Origin functions as the help-desk. The number of follow-ups to queries per workstation is declining proportionately through the use of automated handling of complaints and queries. Thus, Atos Origin – with help from their (self) service-portal, which hosts pro-active tools – is making use of CA applications, which can resolve queries or problems remotely.

Furthermore, desk-top users can access on-line manuals in order to obtain answers to their queries themselves. Simple questions such as 'how do I reset my password', or tracking the status of a complaint or problem, no longer require any intervention on the part of our staff.

In addition, Atos Origin has developed a system whereby each request for help is passed directly to the technician who has the appropriate competence required to resolve that problem - and who is also the closest to the location from which the help request has come.

Overall, since setting up the central Atos Origin help-desk and commissioning the database, more than 3.3 million calls have been handled and stored. A rich source of information which serves to encourage the development of new software. The number of people in attendance at the help-desk will, moreover, be further expanded this year with NGDT users at KPN, staff at Philips and other firms. Hence, the number of calls will rise in 2005 to almost two million.

Herman Breuer, Global Service Delivery Owner at Atos Origin explains: "*The more companies make use of this help-desk, the more economical the price per ticket becomes. Also, the number of calls will decline by offering users*

access to scripts where they can easily find solutions to their problems themselves. This has highly favourable effects on costs per workstation."

Building on many years experience with the help-desk function, Atos Origin has fine-tuned its CA applications in close cooperation with its business partner CA. "*The scale of operations of an organisation like Atos Origin makes it easy to see the advantages and financial benefits brought by our tools*", says Reinier van Houten, VP Technology Services at Computer Associates, "*Together with Atos Origin, we are now making this professional tool available to more and more companies.*"

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For more information, please contact:
Ingrid Clauwaert
+ 31 30 299 5007
ingrid.clauwaert@atosorigin.com

José de Vries,
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin at Infosecurity Italia 2005: a strategic offering for global security management

Milan, February 7th, 2005 – Atos Origin, a leading international Information Technology service provider, will be participating at Italy's most important event in the ICT Security market, Infosecurity 2005, the exhibition and convention on security in information technologies and business continuity, which will take place at Fiera Di Milano from 9 to 11 February.

Present at this significant and famous corporate IT security event in Hall 8, on Booth B19-B21, Atos Origin will showcase its most innovative high performance security applications and solutions.

To illustrate the company's wide and complete range of solutions, Mario Pizzagalli, Atos Origin's IT Security Governance Practice Manager, will speak on "IT & SECURITY GOVERNANCE at 2 pm on Friday 11 February" during the IT Risk Management and Corporate Security session.

Atos Origin offers a full range of IT solutions and services in consulting, systems integration and managed operations. The company responds to all information technology security needs at strategic, tactical and operative levels. In this context Atos Origin also offers its consolidated experience in assessment of the risks associated with clients' business models in all key market sectors. Indeed, the security cycle is a strategic process that must be reconsidered and adapted to deal with new threats and requirements, becoming an ongoing process of risk management and identification.

"Atos Origin has developed a range of offerings based on specific methodologies for themes related to Information Security. The group has also set up an organisation which fully meets our clients' requirements at all stages of the security lifecycle" comments Atos Origin Security Services Manager Manlio Tarantini.

Atos Origin's Security Services entity is composed of three Practices which offer different product lines - IT Security Governance, Identity Management & Access Control, and MSS Security Architecture – covering all aspects of IT security: strategic, organisational, procedural and legal issues, applying and complying with various different national and international standards, and also the integration of products for the management of restricted access to networks and systems, provisioning, digital signatures and "single sign on".

The offering also addresses and solves issues in security management architecture, monitoring, correlation and management of alarms from firewalls, antivirus systems and IDS.
Atos Origin certified professionals can also support customers in the management of security outsourcing, including Network Intrusion Detection, Identity & Access Management and Disaster Recovery for business-critical systems.

As the Worldwide Information Technology (IT) Partner for the Olympic Games, Atos Origin integrated, managed and secured the vast IT system that relayed results, events and athlete information to spectators and media around the world. The security solution built into the ATHENS 2004 Olympic Games IT infrastructure prevented any attacks from viruses and hackers ensuring that there was no disruption and that the results were relayed to the world and to the media in Athens accurately and in real-time. Atos Origin will assume primary responsibility for information technology at the next Olympic Games in Torino in 2006 and in Beijing in 2008.

"Atos Origin's skills and professionalism in systems integration and

outsourcing enabled us to achieve this significant result," concluded Tarantini, "and we'll be demonstrating this at Infosecurity 2005, with real, concrete, documented and reusable experience in all other fields with the same or lower levels of complexity, made possible only by the complete problem-solving approach that has proven successful in the past".

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For more information, please contact:

Marco Maccarini – Paola Sinigaglia (Italy)
Tel: +39 0125 810218 - +39 0266722209
Email : marco.maccarini@atosorigin.com / paola.sinigaglia@atosorigin.com

Emilie Moreau (International)
Tel: +33 (0)1 55 91 24 74
Email : emilie.moreau@atosorigin.com



Atos Origin Implements Billing Solution at T-Mobile Austria

Atos Origin implements LHS Rating Package 1.2 / Billing of postpaid and prepaid customers via one system possible / Quicker reaction rate to new market requirements

Stuttgart/Vienna, February 8th, 2005 – Atos Origin has implemented the LHS Rating Package 1.2 at T-Mobile Austria, a leading Austrian mobile telecommunications provider, within just 7 months. This solution enables the billing of both postpaid and prepaid customers via one system. A core element of the billing solution is that it will also be used for future 3G services, such as mobile voice and data communication via UMTS, GPRS or WLAN.

LHS Rating Package 1.2 is a convergent real-time rating and balance management solution, which covers the areas of mobile telecommunication, fixed network, 2G, 3G and internet. "The broad functional range of the product will enable T-Mobile Austria to introduce services of the latest generation rapidly onto the market in the future. This will increase customer loyalty", says Günther Ottendorfer, Head of IT and Technology at T-Mobile Austria.

A decisive factor for the mobile telecommunications provider T-Mobile in selecting the Rating Package 1.2 – a new product from the internationally renowned product house LHS – was the replacement of several old systems through its introduction, thus consolidating the overall billing solution. The LHS Rating Package 1.2 was integrated with the existing billing solution enabling the uniform billing of over two million postpaid and prepaid customers. Operating cost savings were achieved which considerably improved the competitiveness of T-Mobile Austria in the hard-fought mobile telecommunications market.

T-Mobile Austria has been working successfully with Atos Origin in the area of billing since 1996. Atos Origin has thus developed a deep understanding of the needs of the Austrian mobile telecommunications provider. The implementation of the LHS Rating Package 1.2 means a significant functional improvement in the existing solution, enabling comprehensive cover of new market requirements with minimised project risk. Functions such as uniform cost control, wide range of pricing options, convergence or the authorisation and reservation function, also enable T-Mobile to stand out from competitors successfully.

Atos Origin has a proven record of over 20 years of accomplishment and experience in the Telecoms sector and has the capacity, skills, and capability to provide global services. Atos Origin delivers reliable end-to-end solutions and has a customer base covering major telecom operators in Europe such as France Telecom, KPN, Vodafone, and Telecom Italia. The company's annual revenue in the telecom industry is close to EUR 1 billion.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information,

please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

About T-Mobile Austria

T-Mobile Austria is the most successful trend setter on the Austrian mobile phone market. and with around 2 million customers, it makes it the most established company on the Austrian mobile phone market. As part of T-Mobile International, one of the world's leading mobile phone suppliers, fully owned subsidiary of Deutsche Telekom AG, T-Mobile Austria stands for innovation and dynamics based on the highest possible level of customer and market focus. T-Mobile is continuously working on extending or improving its offers and services. Thanks to the global brand of the Group, T-Mobile customers therefore benefit from an extensive range of products and services at an international or local level.

About LHS

LHS is a leading provider of telecom customer care and billing systems with more than 130 customers across the wireless, wireline, and IP telecom markets worldwide. We build innovative systems enabling our customers to introduce new services fast, helping drive revenues up, whilst keeping operational costs to a minimum. Our deep knowledge and world class products are leading the race for convergence supporting the complete range of business models across the mix of prepaid and postpaid services. LHS connects with the world's leading communications providers and system integrators to provide highly performant solutions in Billing and Customer Care areas.
LHS is an independent software vendor (ISV) with its headquarters in Frankfurt, Germany.

Press Contacts :

Atos Origin (Germany)
Nicola Popoff
Tel :+ 49 711 7377 311
Email : nicola.popoff@atosorigin.com

T-Mobile Austria GmbH
Manuela Bruck
Tel: 0043-1-79585-6030
Email : presse@t-mobile.at




Atos Origin ports its authorization solution on the Open System Service of Hewlett-Packard

Frankfurt/Main, February 8th, 2005 – Atos Worldline, an Atos Origin company, is extending its market position with the development of its innovative authorization solution for financial service providers, acquirers and issuers. Together with Hewlett-Packard GmbH, Böblingen, its long term technology partner, Atos Worldline has now ported its Worldline Pay AS solution on the Hewlett-Packard Open System Service (OSS). Atos Worldline clients', who are already using POSEIDON solution on HP NonStop hardware, can now extend its system to new Worldline Pay Front Office applications.

For the benefits of their customers, Hewlett-Packard and Atos Worldline have committed themselves to further develop and optimize their solutions. By working closely together, both companies are demonstrating to potential customers their constant endeavours to extend the boundaries of their systems, whilst retaining the reliability for which they are renowned.

Hewlett-Packard implemented the Open System Service (OSS) as an open interface to their Non Stop servers. On this basis, Atos Worldline is offering its clients, who are already using POSEIDON solution on HP Non Stop hardware, the upgrade to the international payment transaction application Worldline Pay.

The HP Non Stop operating system's OSS interface enables interoperability between the former leading Guardian environment and the new OSS environment. This simplifies the implementation of the new Atos Worldline standard solutions. On this basis, new solutions can be offered quickly and cost efficiently.

The introduction of the new, high performance, Itanium processors allows even more standardisation of hardware with similar expectations for the software. This is a major factor in reducing costs.

Eberhard Kalwait, Atos Worldline Partner Manager emphasises: "Through this collaboration and the excellent support from HP, we have an outstanding offer for our Worldline Pay market. The whole system has been specifically conceived for clients processing high transaction volumes on error-tolerant systems. It is a significant milestone for both companies market strategy."

About HP
HP is offering on worldwide level technical solutions for retail banking customers, big, medium- and small-sized companies as well as for public authorities. The offer comprises IT infrastructure solutions, global IT services, personal computing and access tools, as well as printing and image editing. In the last four quarters (01.11.03 – 31.10.04) HP achieved a turnover of US dollar 79,9 billions.

For further information to the company (NYSE, Nasday: HPQ) and to the products please check the web-site www.hp.com/de.

Furthermore, you can find press information as well as graphical material in chronological and thematically order on www.hp.com/de/presse.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's

annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Worldlineis an Atos Origin company: a leading European provider in IT-related Business Process Outsourcing, dedicated to services and solutions covering the whole process of payment and information flows. With 2,500 staff in France, Germany, Austria and the United Kingdom, Atos Worldline generated an annual revenue of around €400 millions in 2003, through 3 core activities: Payment and Card Processing services - CRM services - and Multi Channel Contact (Internet and Voice services).

Press Contacts :

Hewlett-Packard GmbH
Klaus Hoeing
Tel.: +49 (0) 70 31 14-4097
Fax: +49 (0) 70 31 14-7204
e-mail: Klaus.hoeing@hp.com

Atos Origin
Anja Müller
Tel.: +49 (0) 69 66 57-1401
Fax: +49 (0) 69 6 66 68 74
e-mail: anja.mueller@atosorigin.com



Banco Sabadell entrusts Atos Origin with its activity providing IT services on its mainframe environment

Atos Origin becomes one of the key IT providers of Banco Sabadell

Barcelona, 9 February 2005 – Atos Origin, a leading international IT services company, has taken over the activity of Netfocus, a subsidiary of Banco Sabadell, which is dedicated to providing IT services on its mainframe environment for the bank.

Netfocus is a technological service company owned by Banco Sabadell and Siemens, which specialises in Internet-related information technology. From its data processing centre, Netfocus runs Banco Sabadell group's Internet services, as well as hosting internet solutions for more than 8,000 companies.

Atos Origin has worked with Banco Sabadell on other projects in the past and through this deal has strengthened and confirmed its position and presence in the bank.

Miguel Montes, Deputy Managing Director of Banco Sabadell and Chairman of Netfocus, said: *"Atos Origin has done an exceptional job in the technological integration of Banco Atlántico and has gained our trust. We are very pleased to entrust Atos Origin with this business from our subsidiary Netfocus, which will enable Atos Origin to become Banco Sabadell's key service provider. Atos Origin's in-depth understanding of the financial sector, its market share and its reputation in the market were also aspects we took into account in our decision making".*

About Banco Sabadell
Banco Sabadell is the fourth largest Spanish bank and is listed in the IBEX 35. It has assets of over EUR 44 billion. and employs nearly 10,000 staff around the world.

Banco Sabadell occupies a leading position in the sector due to the solutions it provides and its efficient response to the financial needs of companies and individuals alike, through its multi-brand and multi-channel commercial offerings. The bank makes intensive use of IT and technological innovation. Banco Sabadell has nearly 1,200 branches around Spain, and an international network of branches and representatives to offer its extensive portfolio of international commerce services to its customers.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For more information, please contact:

Atos Origin

Antonio Ferreiro	Anne-Marie Capilla
Tel. +34 91 440 88 00	Tel: + 33 1 55 91 20 52
email. antonio.ferreiro@atosorigin.com	email. anne-marie.capilla@atosorigin.com

Banco Sabadell.
Jordi Ustrell
Tel: +34-937.289.402,
email: ustrell@bancsabadell.com



Atos Origin well on track one year before the Torino 2006 Olympic Winter Games

Paris, February 10th, 2005 – With just 12 months before the start of the Torino 2006 Olympic Winter Games (February 10th-26th, 2006), Atos Origin, the Worldwide Information Technology (IT) partner for the Olympic Games, today announced that it has already achieved several key milestones, including the completion of the Integration Test Lab, the Primary Data Centre, the critical IT applications and also the success of the first round of live testing.

Integration Test Lab
The Integration Test Lab is fully operational and used by Atos Origin and other technology partners to test and integrate the Olympic Games' IT infrastructure, information security systems and software applications.

Atos Origin will also use the facility for training a team of 250 Atos Origin full time IT experts, and 2,000 IT staff (TOROC, partners and Volunteers) who will run the IT systems at the 28 competition and non-competition venues.

The Integration Test Lab was designed together with the Organising Committee for the XX Olympic Winter Games – Torino 2006 (TOROC) and Atos Origin, in compliance with ISO standards.

Primary Data Centre
The Primary Data Center is another one of the five key sites that will provide critical IT support for the Winter Games. Fully completed and in its final configuration as for Games' times, the Primary Data Center is a data storage facility, that provides the processing power and storage capacity to run the complex information systems of the Games.

Critical applications
The Atos Origin Critical Information Systems including the Games Management Systems and the Info Diffusion Systems (including INFO2006, the Commentator Information System, Central Repository and Print Distribution), as well as the Sports competition software have already been fully delivered. And they are all running in real size, as demonstrates the success of the Sport Events.

Live Testing
Atos Origin has started the first round of live testing of the IT infrastructure. The testing is held in conjunction with Sport Events, live competitions that are taking place at Olympic Games' competition venues. The live tests cover the Games Management Systems (GMS), Information Diffusion Systems (IDS) and the supporting infrastructure, all of which are critical to managing the operations of Games and communicating competition results.

Over the next year, Atos Origin which manages a consortium of 10 technology partners, will provide intensive training to the full time IT team and volunteers covering IT security policies and procedures, job-specific skills and understanding of the overall Games IT system.

The IT team from the Torino 2006 Organising Committee (TOROC), Atos Origin IT team and all IT partner teams will be taking part in two technical rehearsals in order to make sure that the IT systems and IT team are ready before the Games start.

Commenting on Atos Origin's preparation for the Winter Games, Enrico

Frascari, Technology General Manager for TOROC, said : *"Atos Origin has consistently met our expectations in terms of the timeline goals for delivery of the Games IT infrastructure that will support the Torino 2006 Olympic Winter Games. We are extremely pleased with the performance of the Atos Origin team."*

"We are very proud to announce that these key milestones, that will provide critical IT support for the Torino 2006 Winter Games, have been achieved on schedule more than one year before the Games start," added Claude Philipps, Atos Origin Winter Olympic Games Program Director.

The Atos Origin contract with the International Olympic Committee (IOC) is the largest sports related IT contract covering four Olympic Games over eight years: Salt Lake City in 2002, operated as SchlumbergerSema, Athens in 2004, Torino in 2006 and Beijing in 2008. Atos Origin has primary responsibility for Information Technology, which is related to consulting, systems integration, operations management, information security and software applications development for the Olympic Games. For the Torino 2006 Olympic Winter Games, Atos Origin, as the lead systems integrator, is managing a consortium of 10 technology partners and suppliers.

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games.

For more information, please visit the company's web site at www.atosorigin.com

For further information, please contact:

Emilie Moreau	Marie-Tatiana Collombert
Tel: +33 1 55 91 24 74	Tel: +33 1 55 91 26 33
emilie.moreau@atosorigin.com	marie-tatiana.collombert@atosorigin.com

ATOS ORIGIN: PRELIMINARY FOURTH QUARTER REVENUES FOR 2004

ORGANIC REVENUE GROWTH AT +5.3% IN Q4 2004

PARIS – February 14th, 2005 – Atos Origin, a leading international information technology services provider, today announced that unaudited revenues for the three months ended December 31st, 2004 amounted to EUR 1,396 *million, compared with EUR 775 million for the same period in* 2003 (+80%). Adjusting for the acquisition of Sema Group at the start of 2004 and the disposal of several business units during the past twelve months, the group generated strong organic revenue growth of 5.3% on a constant scope and exchange rate basis. Total Group revenues for 2004 amounted to EUR 5,302 million.

The appendix to this statement provides an analysis of revenues by service line and geographic region.

Fourth Quarter Revenue Performance
Total Group revenues for the fourth quarter ended December 31st, 2004 were EUR 1,396 million, compared with EUR 775 million for the equivalent period in 2003, representing an increase of 80%. Adjusting for the acquisition of Sema Group at the start of 2004 and the disposal of several business units during the past twelve months, and at constant exchange rates, the Group produced a strong organic growth of 5.3%, with revenue increases in all of its major markets in Europe. This is the second consecutive quarter-on-quarter increase and clearly marks a recovery from the market downcycle of 2002 - 2003.

Revenue in the fourth quarter represented an exceptional sequential organic increase of 14.4% in comparison with the third, both in Consulting & Systems Integration (+15.9%) and Managed Operations (+13.0%).

In Consulting & Systems Integration there was a decline of just 0.1% in revenue organically in the fourth quarter, year-on-year, coming from a limited volume decline of 1% as the Group continues to reduce its activities in low-end commoditized business. This was compensated by a 1% tariff increase on specific added value solutions. After adjusting for disposals, organic revenue growth in Managed Operations in the fourth quarter showed a significant increase of 10.9%, reflecting the steady inflow of orders accumulated during the year.

Quarterly Revenue Performance
A positive growth trend has been established quarter by quarter in both service lines and the Group has increased volumes in all of its activities in each quarter of the year. This was due to a combination of strong new order signings and a steady improvement in the market generally.
As a result, after a small organic decline of 1.3% in the first half, Atos Origin produced organic growth of 3.2% in the second half of 2004.



Managed Operations
Group
Consulting & Systems Integration
2004 Quarterly Revenue Organic
+12%
+10%
+8%
+6%
+4%
+2%
+0%
-2%
-4%
-6%
-8%
+4.7%
+1.9%
+6.0%
+10.9%
+5.3%
+0.9%
-0.1%
-0.9%
-1.8%
-4.3%
-5.4%
-6.4%
Q1 2004
Q2 2004
Q3 2004
Q4 2004

Full Year Revenue Performance
Group revenues for 2004 were slightly ahead of expectations at EUR 5,302 million, an increase of 75% compared with 2003, prior to the acquisition of Sema Group. This represents an organic increase of 0.9% compared with the pro forma results of the combined Group for the same period in 2003, on a constant scope and exchange rate basis. The organic increase includes a year-on-year pricing pressure at around 1.1%, in line with our estimate for 2004, offset by a net volume improvement of 2.0%. Excluding the 1.2% volume decline from Philips, the remainder of the Group produced a volume increase of 3.2%.

In Consulting and Systems Integration, revenue in 2004 reached EUR 2,537 million, which was a decline of 4.0% at constant scope and exchange rates. However, sequential organic growth in the second half reached +0.8%.

Managed Operations revenues in 2004 were EUR 2,765 million, an increase of 5.8% at constant scope and exchange rates. Revenue in the second half represented a sequential organic growth of +4.6%.

Financial Targets
The Group has outperformed its guidance for the year by achieving organic revenue growth of +0.9% on a constant scope and exchange rate basis, while integrating Sema Group's businesses.
The Group confirms that the operating margin for 2004 will exceed 7%, and that net debt will be lower than EUR 550 million at December 31st, 2004.

Future Reporting Dates
This preliminary announcement is made in accordance with the regulations of the Autorite des Marches Financiers (AMF) in Paris. The group's full audited results for the year ended December 31st, 2004 will be announced at 08.00 hrs (CET) on Wednesday March 16th, 2005 and no further information will be released before that date.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Market and operates under the trade names Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Contact for Press:
Marie-Tatiana Collombert,
Tel: +33 (0) 1 55 91 26 33,
marie-tatiana.collombert@atosorigin.com

Contact for Investors:
John White,
Tel: +33 (0) 1 55 91 26 32,
john.white@atosorigin.com

Unaudited figures, 3 Months ended December 31st, 2004

Euro Millions	2004	2003	% change
Statutory growth	**1,396**	775	**+80.2%**
Add: Acquisitions		605	
Pro forma growth	**1,396**	**1,380**	**+1.2%**
Less: Disposals		(47)	
Less: Exchange Rate impact		(8)	
Organic at Constant Scope and Exchange Rates	**1,396**	**1,325**	**+5.3%**

By Service Line 3 Months ended December 31st, 2004

Euro Millions	2004	2003(*)	% pro forma growth	% organic growth (**)
Consulting & Systems Integration	672	693	-3.1%	-0.1%
Managed Operations	724	687	+5.5%	+10.9%
Total	**1,396**	**1,380**	**+1.2%**	**+5.3%**

(*) Unaudited pro forma combined figures
(**) Organic growth at constant scope and exchange rates

By Geographic Region 3 Months ended December 31st, 2004

Euro Millions	2004	2003(*)	% pro forma growth	% organic growth (**)
France	365	370	-1.3%	-1.3%
United-Kingdom	309	282	+9.4%	+9.0%
The Netherlands	268	259	+3.3%	+3.3%
Rest of EMEA	366	335	+9.4%	+9.7%
Americas	52	87	-40.1%	+29.2%
Asia Pacific	36	47	-23.4%	-7.6%
Total	**1,396**	**1,380**	**+1.2%**	**+5.3%**

(*) Unaudited pro forma combined figures
(**) Organic growth at constant scope and exchange rates

Unaudited figures 12 Months ended December 31st, 2004

Euro Millions	2004	2003	% change
Statutory growth	**5,302**	**3,035**	**+74.7%**

Add: Acquisitions		2,370	
Pro forma growth	**5,302**	**5,405**	**-1.9%**
Less: Disposals		(127)	
Less: Exchange Rate impact		(21)	
Organic at Constant Scope and Exchange Rates	**5,302**	**5,257**	**+0.9%**

By Quarter 12 Months ended December 31st, 2004

Euro Millions	**Q1**	**Q2**	**Q3**	**Q4**	**H1**	**H2**	**2004**
Co. & Systems Integration	623	647	595	672	1,270	1,267	2,537
% organic growth (*)	-6.4%	-5.4%	-4.3%	-0.1%	-5.9%	-2.1%	-4.0%
Managed Operations	682	701	658	724	1,382	1,382	2,765
% organic growth (*)	+4.7%	+1.9%	+6.0%	+10.9%	+3.2%	+8.5%	+5.8%
Total	**1,305**	**1,348**	**1,253**	**1,396**	**2,653**	**2,649**	**5,302**
% organic growth (*)	**-0.9%**	**-1.8%**	**+0.9%**	**+5.3%**	**-1.3%**	**+3.2%**	**+0.9%**

(*) Organic growth at constant scope and exchange rates

By Service Line 12 Months ended December 31st

Euro Millions	**2004**	**2003(*)**	**% pro forma growth**	**% organic growth (**)**
Consulting & Systems Integration	2,537	2,706	-6.2%	-4.0%
Managed Operations	2,765	2,699	+2.4%	+5.8%
Total	**5,302**	**5,405**	**-1.9%**	**+0.9%**

(*) Unaudited pro forma combined figures
(**) Organic growth at constant scope and exchange rates

By Geographic Region 12 Months ended December 31st, 2004

Euro Millions	**2004**	**2003(*)**	**% pro forma growth**	**% organic growth (**)**
France	1,410	1,445	-2.4%	+0.2%
United-Kingdom	1,222	1,133	+7.9%	+5.8%
The Netherlands	983	967	+1.7%	+2.1%
Rest of EMEA	1,266	1,291	-2.0%	-1.5%
Americas	280	386	-27.6%	-1.0%
Asia Pacific	141	182	-22.6%	-14.5%
Total	**5,302**	**5,405**	**-1.9%**	**+0.9%**

(*) Unaudited *pro forma* combined figures
(**) Organic growth at constant scope and exchange rates




Vodafone Spain Turns to Atos Origin/Stratus for Next-Generation Intelligent Network Services

Stratus' Application Development Suite and Fault-tolerant Server Platform Contribute to Rapid Product Deployments

Madrid, February 17, 2005 – Atos Origin, a leading international IT services company and Stratus Technologies, Inc., today announced that they have been selected by Vodafone Spain to deploy an advanced call routing application on Stratus' Telecommunications server technology. Intelligent Network (IN) technology previously delivered by Atos Origin in cooperation with the Vodafone Spain's Center of Excellence supports this advanced call routing application and many additional next-generation services.

Atos Origin-developed applications run on Stratus® Central Office installable servers and Stratus Intelligent Network Application Platform (SINAP™) layered software. SINAP is Stratus' premier product for SS7 and SS7/IP networks. Atos Origin is a value-added reseller of Stratus Continuous Processing® products, and provides a variety of other applications including Mobile Number Portability, Voice Mail Capacity manager, Missed Call Advisor and Short-Message offload.

Vodafone's IN technology delivers the provisioning and a real-time, high-performance subscriber record database for its advanced IN suite of subscriber services, including the new call routing application which will enable Vodafone Spain to achieve several key objectives: unrivaled performance, high-quality service, and improved customer satisfaction.

Vodafone Spain has implemented other network elements and services, such as:

- Messaging Gateways, high-performance routing service for short messages
- Voicemail Capacity Manager, optimizing use of the VMS infrastructure
- Missed Call Advisor, improving call completion rates and attracting new subscribers
- Gateway Mobile Location Center, providing subscriber location information
- Home Location Register IP Gateway, allowing access to SS7 interface from IP network
- Number Translator, providing many translation services in a single IN application

Atos Origin develops applications using the Stratus SINAP family, a complete carrier-grade product line for developing, running, managing and scaling revenue-generating voice and data services in mobile, landline, circuit, packet and converged networks. Through an effective combination of software development tools and open application programming interfaces at all protocol layers, SINAP software enables rapid application development and deployment of services that run transparently over both SS7 and IP networks.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and operates under the trade names Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

About Stratus Technologies

Stratus Technologies is a global provider of fault-tolerant computer servers, technologies and services, with more than 20 years of experience focused in the fault-tolerant server market. Stratus servers provide high levels of reliability relative to the server industry, delivering 99.999% uptime or better. Stratus servers and support services are used by customers for critical computer-based operations that are required to be continuously available for the proper functioning of their businesses. For more information, visit www.stratus.com.

About Vodafone Spain

Vodafone Spain is part of the Vodafone Group, the world´s leading mobile company, present
in 26 countries, and with agreements with another 14 countries throughout all five continents, providing a complete range of mobile telecommunications services, including voice and data communications for access by more than 150 million proportional clients. Vodafone Spain's more than 10,9 million clients benefit from the experience and capacity of this world leading company, by helping customers -individuals, businesses and communities - to be better connected in a mobile world.

For more information, please contact:

Ken Donoghue
Stratus Technologies
978-461-7269
ken.donoghue@stratus.com

Antonio Ferreiro
Atos Origin
+34 9 1 214 89 15
antonio.ferreiro@atosorigin.com




Atos Origin in charge of renewing Barclays bank automated teller machines

Paris, February 21st, 2005– Atos Worldline, an Atos Origin company, was chosen by Barclays France, a bank for private individuals and a historic client of the group, to renew its network of automated teller machines (ATMs), thereby enabling it to meet the challenges presented by the new EMV and NAC standards (New Cryptographic Rules). This turnkey service was provided in the record time of 1 month so as to be in line with the EMV schedule.

With the management of over 1,000 ATM/ABMs, Atos Worldline manages the vast majority of outsourced automated teller machines in France. This solid expertise saw it granted the management of the 16 Barclays bank ATMs located in France and Monaco five years ago.

At the end of 2004, in order to meet the requirements of the new EMV and NAC standards (New Cryptographic Rules, which tighten the security of exchanges between ATMs and the ATM/ABM management system), Barclays France, a historic client of Atos Worldline and its ATM global solutions, put its trust once more in its technological partner.
Atos Worldline thus took on responsibility for renewing the ATM network, thereby allowing the bank to reduce its migration costs.

Atos Worldline steered the entire project throughout each of its key stages: proposition of suitable equipment and order entry; site visits, installation and actual start-up of automated teller machines; technical maintenance and monitoring of the activity via a Monitoring and Assistance Unit. Atos Worldline also trained the branch personnel how to use the new machines.

Barclays France has stated that it is extremely satisfied with the service provided by Atos Worldline, which was able to meet its requirements, namely the provision of this turnkey service, in the record time of 1 month so as to be in line with the EMV schedule.

It now has a new, uniform fleet of equipment that is compatible with the new standards. The Wincor automated teller machines installed are more ergonomic, upgradeable and long-lasting. Moreover, they will allow the costs of future regulatory and technical changes to be reduced.

About Barclays Bank
Barclays is an international financial services group that is mainly involved in banking, investment banking and asset management activities. Barclays has over 300 years of experience and is present in over 60 countries, with a workforce of 76,200 and 2,916 branches across the world. Established in France since 1917, Barclays has 40 bank branches, 110,000 customers and handles 7.3 billion assets under management. Barclays is developing a comprehensive product and service offering for affluent customers in France and is recognised as one of the leading players in this field, as well as for its innovative strengths.

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and

Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

Atos Worldline is an Atos Origin company : a leading European provider in IT-related Business Process Outsourcing, dedicated to services and solutions covering the whole process of payment and information flows. With 2,500 staff in France, Germany, Austria and the United Kingdom, Atos Worldline generated an annual revenue of around €400 millions in 2003, through 3 core activities : Payment and Card Processing services - CRM services - and Multi Channel Contact (Internet and Voice services).

Press Contact :
Emilie Moreau
Tel: +33 (0)1 55 91 24 74
Email : emilie.moreau@atosorigin.com

Atos Origin and SAP: excellence and innovation for a winning partnership

SAP now has over 1500 successful installations world-wide, more than 120 in Italy alone

Milan, Italy, February 21st, 2005– Atos Origin, SAP Global Services Partner and SAP Global Hosting Partner, will once again act as main sponsor of SAPForum '05, which will take place on February 23rd and 24th at the trade fair centre in Milan, Italy.

Atos Origin has a vast portfolio of international projects and know-how developed in over ten years experience on completion of over 120 full implementation projects in Italy alone, supported by the experience of 350 dedicated professionals. Present at SAPForum '05, the company will showcase outstanding case studies and significant solutions recently implemented for clients such as Caleffi, Sibeg and Treccani, focussing on the following approach: "Using advanced outsourcing models to rationalise costs".

Daniel Lanaro, Atos Origin Systems Integration Director in Italy, comments: "Our in-depth knowledge of the world of SAP, boosted by experience in all of the most significant market sectors and with small and medium-sized enterprises, today enables us to provide a custom-tailored response to the needs of all our clients thanks to our preconfigured solutions and products and an achievement-oriented approach covering the entire project life cycle. During this event, Atos Origin will also present, in the field of outsourcing services, forms of "co-management" of the technological/application portfolio and the SAP solution, offering an innovative approach and model known as "Next Generation Application Management".

Present at a booth in Hall 14, Atos Origin will showcase its Enterprise Portal, Human Resources, Business Intelligence, Warehouse Management and Product Lifecycle Management solutions as well as preconfigured solutions for vertical markets and small and medium-sized enterprises.

The following presentations will be made in parallel sessions, featuring testimonials:

Wednesday February 23rd, Sala Parallela 2
From 13.00 to 14.00, Fulvio Masuero, Application Management Domain Manager Atos Origin on "Models and instruments to optimize the management of the SAP system and maximize the results"
From 15.00 to 16.00, Giovanni Monti, CFO Caleffi
"Strategic and operative planning at CALEFFI"

Thursday February 24th, Sala Parallela 2
From 14.30 to 15.30, Massimo Bray, Treccani Editorial Director
"SET, TRECCANI's editorial system"

Thursday February 24th, Teatro Mercati 1
From 15.30 to 16.30, Natale Lia, Sibeg Production Director
"SIBEG : from pre configuration to integrated traceability"

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for

the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

Press Contacts
Marco Maccarini
Tel: +39 0125 810218
Email: marco.maccarini@atosorigin.com

Paola Sinigaglia
Tel: +39 02 667 222 09
Email : paola.sinigaglia@atosorigin.com

AtosEuronext and the Montreal Stock Exchange Celebrate the First Anniversary of the Boston Options Exchange

Paris, 22 February 2005– AtosEuronext and the Montreal Stock Exchange are celebrating the first anniversary of the Boston Options Exchange (BOX), in which these two organizations are playing an important role.

BOX, the newest financial exchange to trade options on American stocks, was founded in 2002 by the Boston Stock Exchange, Interactive Brokers, and the Montreal Stock Exchange. Since trading on BOX began in February 2004, BOX has been acquiring an increasing share in the trading of options on stocks, partially because of its market model and its NSC trading technology, which BOX is the only options exchange on the American market to use. At the end of its first year of activity, BOX has acquired more than 5 % of the American market for the stock option classes that it trades.

Note to the editor: The Boston Options Exchange has published a press release today regarding its first year of operations (see http://www.bostonoptions.com)

"The Montreal Stock Exchange is proud to be a partner in the success of BOX," states Luc Bertrand, President and Chief Executive Officer of the Montreal Stock Exchange and BOX Vice Chairman. *"We have found that the technology provided by AtosEuronext and the Montreal Stock Exchange, and the technical operations services provided daily by the Exchange team have met the challenge of the American market."*

"The close relationship between the Montreal Stock Exchange and AtosEuronext in providing the NSC electronic trading system for Montreal in 2000 enabled us to adapt the system to the specific needs of the North American markets and to provide this expertise to BOX," states Dominique Brutin, Chairman of AtosEuronext. *"The result of our collaboration has produced the best technology in terms of operations that exists for the options market, and this will continue to contribute to the strong positioning of BOX, which is a significant player in the future of the American and international options market."*

About AtosEuronext

AtosEuronext is a joint venture between Euronext, the leading pan-European exchange, and Atos Origin. The pooling of each company's strengths has produced a leading European player in IT services for the financial community. AtosEuronext solutions are mainly dedicated to investment firms, exchanges & regulators, clearing houses & depositories, central banks, commercial banks & financial community networking.
http://www.atoseuronext.net

About Montréal Exchange

The Montréal Exchange is Canada's oldest exchange and continues to be the leader in derivative products. The Montréal Exchange offers retail and institutional investors, both in Canada and abroad, a wide range of risk management products for protecting their investments and ensuring growth. The Montréal Exchange is fully electronic and its services include: trading, clearing, training, market information, market operations and regulations. The Montréal Exchange is a significant shareholder of the Boston Options Exchange (BOX), a U.S. automated equity options exchange whose technical operations are ensured by the Montréal Exchange. The Montréal Exchange also provides clearing services for energy products, through Clearco Inc, a joint venture resulting from its partnership with Oxen Inc. (Online exchanges and Energy Networks). For more information, please visit www.m-x.ca.

Press contacts:

For AtosEuronext
Delphine Delsaux
Directeur de la Communication
AtosEuronext
Tel: +33 (0)1 73 03 03 46
mailto:delphine.delsaux@atoseuronext.net

For Montréal Exchange
Jean-Charles Robillard
Directeur, Relations de presse et Communications
Bourse de Montréal
Tel: (514) 871-3551
mailto:jcrobillard@m-x.ca



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Atos Origin acts as partner of the General Treasury of the Kingdom of Morocco in implementing the @ujour payroll system

Rabat, 23 February 2005– The New Information Technology and Communication Trophy (NTIC, France-North Africa) was awarded in Paris on Thursday 27 January to the General Treasury of the Kingdom for implementing the "@ujour" payroll system, which has been operational since November 2004, after 3 years' work in collaboration with Atos Origin.

This distinction was awarded by the Moroccan Ambassador to France, Mr. Fathallah Sijilmassi, to Mr. Said Ibrahimi, General Treasurer of the Kingdom, in the presence of Mr. Giovanni Linari, Executive VP & Mgt Board member of Atos Origin, at a 2-day ceremony organised on the occasion of the 4th France-North Africa Convention attended by business people, executives, leading politicians and young French and North African graduates.

Almost three years ago, the Main Remuneration Payment Department (with the initials PPR in French) - the department of the General Treasury of the Kingdom of Morocco responsible for paying the salaries of about 700,000 civil servants of the Sharifian monarchy - decided to call upon Atos Origin to overhaul its information system. That was the beginning of the most strategic project in its history.

The @ujour project – so called because aujour means pay (or wages) in Arabic – was a huge project aimed at providing the Moroccan State with a modern and reliable system suited to its needs. Reliability is particularly important because the PPR calculates the wages of about 700,000 workers in the Moroccan administration every month: the police force, the armed forces, teachers, technicians, governors and ministers, all public service jobs are included. It is quite certainly one of the largest payrolls in the world.

In order to cover all the aspects of a system integration project (design, build, data conversion, tests and change Management), thirty months' work was required and a team of up to 25 people was needed to put the first payroll through the new system.

"The extraordinary work performed by the TGR and Atos Origin teams allowed us to meet a real challenge: implementing software with many different functions that can be highly parameterised. Working alongside Atos Origin was a determining factor in achieving this task," explained Mr. Said Ibrahimi, General Treasurer of the Kingdom.

"On behalf of Atos Origin, I am pleased to congratulate the General Treasury of the Kingdom of Morocco on winning this Trophy. @ujour is a clear example of Atos Origin's aim to build a long-lasting relationship and partnership with its customers. We would again like to state that we are committed to assisting TGR over the long term and are very proud of the trust it has placed in our teams," declared Giovanni Linari, Senior Executive Vice President & Management Board Member of Atos Origin

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger,

Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone. For more information, please visit the company's web site at http://www.atosorigin.com

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For more information, please contact:
Stéphanie Berthe
Tel : + 39 06 8307 4289
stephanie.berthe@atosorigin.com




Institute of IT Training Awards – Training Manager of the Year Goes to Marie-Pierre Gouaux, Atos Origin

London, 24 February 2005– Atos Origin, a leading IT services company, today announced that its UK Learning and Development Manager, Marie-Pierre Gouaux, won Training Manager of the Year at the Institute of IT Training's awards dinner earlier this month. The award recognises an individual who has shown exceptional skills in managing a Training Department and has made a significant and demonstrable impact on the performance of their organisation's employees.

"We are delighted that Marie-Pierre Gouaux has won this award," said Brendan Connolly, chief operating officer, Atos Origin. *"It is wonderful recognition of the work done by the training group and of the importance attached to learning and development at Atos Origin as a whole. Training is a strategic function within Atos Origin, linked to the balance scorecard, and receives full support from the entire organisation. Our people are our differentiator and it is by enabling them to develop their skills and competencies, that we will reach our business goals."*

Achievements over the last year have been impressive. Atos Origin employees consistently received the highest pass rate in the country for the project management Prince 2 certification. The Learning and Development department received the accreditation from the Institute of IT Training in recognition of its commitment to comply with the IITT's Code of Practice and its adherence to best processes. The department has also shown innovation by deploying an automated training booking and management system, which has helped to reduce training costs by almost 40%.

Learning and Development, led by Marie-Pierre Gouaux, works with the business to identify its training needs and develop the appropriate training programmes. The focus for training to date has been on technical expertise. For 2005 Atos Origin plans to split its training needs equally between technical expertise and organisational and managerial effectiveness, to ensure that it has a tier one team in place.

The judges commented that Gouaux *"was completely engaged with the business and its strategic objectives, and that her approach was thoroughly professional and self-confident. She is extremely well respected within the business and her commitment to her team demonstrated that she is a strong team player."*

Gouaux believes her experience could be of value more widely. *"For the future, I would like to do more externally and work with the Institute and others to improve training delivery and the quality of the IT training industry in general."*

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

For more information, please contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com



United Biscuits Chooses Atos Origin to Integrate and Implement Business Systems during the integration of Jacob's

London, 1 March 2005– Atos Origin, a leading IT services company, today announced that it has signed a blueprint agreement with United Biscuits (UB) to plan and scope the integration of Jacob's IT systems into the existing UB SAP system. This includes finance, manufacturing, sales and distribution, business warehouse, as well as supply and demand chain management and bespoke applications within UB. UB acquired Jacob's in September 2004.

This contract is in addition to two recent contracts with Atos Consulting for the design and implementation of business processes and systems, in order to support the integration of the two businesses. The total value of the contracts with Atos Consulting and Atos Origin is over £3 million and together, will help UB implement the same processes and reporting systems across the whole business, so that it can generate cost-savings, improve business agility and better serve its customers.

"Atos Origin has a strong track record in integrating and implementing SAP systems which, together with their understanding of our systems and business, meant that when we assessed them against our criteria, they came out the clear leader," said Clare Blackburn, European IS Director, United Biscuits.

During the acquisition, Atos Consulting formed an integral part of the joint UB business advisory team that was focussed on maximising value from the Jacob's acquisition. Atos Consulting is now working with UB to assist with the development of best practice ways of working for the finance, sales and technical areas of the integrated business .

"The work we are doing with UB demonstrates how Atos Consulting and Atos Origin are working together to provide a complete solution to our customers, so they can realise the full potential of their IT investment," said Martin Webley, vice president, Enterprise, Atos Origin. "This contract is also an example of how Atos Origin is winning new IT contracts through its consulting arm, Atos Consulting."

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

About United Biscuits

- UB is the leading manufacturer and marketer of biscuits in the U.K. and Iberia and the second largest in France, the Netherlands and Belgium.
- In the U.K., UB is the leading manufacturer and marketer of packaged nuts and the second largest manufacturer and marketer of savoury snacks and crisps.

- In September 2004, UB acquired Jacob's adding well known products to its U.K. portfolio including Jacob's Cream Crackers, Twiglets and Thai Bites.
- UB manufactures and markets a wide range of products in the U.K. and continental Western Europe under well-recognised brand names. Branded products accounted for approximately 88% of sales in 2004.
- Among UB's popular brand names are McVitie's, Penguin, go ahead!, McVitie's Jaffa Cakes, Jacob's, Jacob's Cream Crackers, Jacob's Thai Bites, Twiglets, Hula Hoops, Skips, Mini Cheddars, McCoy's, Phileas Fogg and KP Nuts in the U.K. and Marbu Dorada, Chiquilin, Fontaneda, Filipinos, BN, Delacre and Verkade in Europe.
- McVitie's is among the best known brands in the U.K. McVitie's biscuits were purchased by over 85% of UK households in 2004.
- UB owns and operates 23 manufacturing facilities of which 12 are in the U.K.
- UB employs over 12,000 people of whom over 9,000 work in the U.K.

For more information, please contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Atos  Origin

DIFX to choose NSC, AtosEuronext's trading platform

Dubaï, 21 February 2005 – NSC, the electronic trading platform of AtosEuronext has been chosen by DIFX to operate equities, bonds and other products in Dubaï markets. DIFX didn't hesitate to select NSC, a powerful trading engine, which processes several million orders per day and more than 1000 orders per second for a market segment, with a large choice of instruments. The launch of the DIFX market is planned on the end of September 2005.

Other leading exchanges adopted NSC as Euronext in Europe, Kuala Lumpur in Asia, Montreal Exchange and Boston Options Exchange in America. AtosEuronext has as well a strong participation in Middle East with Lebanon, Jordan, Oman and others.

Lynton Jones, chairman of the DIFX, said: *"This agreement is a big step forward. It keeps us on course to become a major new securities market for international issuers, brokers and investors and the international exchange of choice in the Middle East.*

The DIFX is delighted that its technology will be supplied by such an experienced partner of proven quality. The international financial community can have confidence that the DIFX will provide a trading platform that will be efficient, reliable and user-friendly, as well as highly cost effective."

Dominique Brutin, chief executive of AtosEuronext, said : *"We are very pleased to have been chosen by the DIFX to provide it with NSC, our fully electronic trading platform used in more than 15 exchanges throughout the world. AtosEuronext's unrivalled expertise will assist the DIFX in becoming a leading international financial exchange."*

About DIFX
The Dubai International Financial Exchange, formerly known as the Dubai Regional Exchange, is the first international exchange to be launched in the 21st century The DIFX has been created to provide investors and issuers with a larger and more liquid securities market than exists in any of the region's national exchanges. Based on state-of-the-art technology, this fully electronic marketplace will be capable of listing and trading a wide range of bonds, equities, funds and derivatives.

The DIFX will be regulated by the Dubai Financial Services Authority (DFSA), an independent unitary regulatory authority, responsible for the regulation of asset management, banking, securities trading, Islamic finance, re-insurance and exchanges operating in the DIFC. The DFSA is being created using principle-based primary legislation modelled closely on that used in London and New York, and its regulatory regime will operate to standards that meet or exceed those in the world's major financial centres.
http://www.dubaiifc.com/

About AtosEuronext
AtosEuronext is a joint venture, established in 2000 between Euronext, the leading pan-European exchange, and Atos Origin, a leading IT Services company. The pooling of each of the founder's strengths created the leading European player in IT services for the Financial Services community, with 1,200 employees in Amsterdam, Brussels, London and Paris. AtosEuronext solutions are mainly dedicated to investment firms, exchanges & regulators, clearing houses & depositories, central banks, commercial banks & financial community networking.
http://www.atoseuronext.net

Press contacts:

For DIFX:
Mark Fisher
Head of Corporate Communications
Tel: +971 4 401 0646
Mob: + 971 50 624 5805
mark.fisher@difx.ae

For AtosEuronext:
Delphine Delsaux
Communications Manager
Tel: +33 (0)1 73 03 03 46
Mob: +33 (0)6 10 16 59 05
delphine.delsaux@atoseuronext.net

Atos Origin 

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Central Trains Roll-Out Mobile Information System Developed by Atos Origin

London, 3 March 2005 – Atos Origin, a leading international IT services company, today announced that Central Trains is the first Train Operator Company to roll-out its new hand-held mobile information service to station staff.

The Atos Origin mobile information system provides up to the minute, accurate information to rail station staff on a hand-held pocket PC. This means they can keep passengers better informed of train arrival and departure times, platform changes, and general timetable information. The system has been designed to enable fast access to the information required. For example, station staff can find the next train to a station without having to know the calling patterns of each train.

"This is great news for rail users," said Tony Brown, Central Trains Director of Network Services . " Information is a critical factor in providing a top class rail service. Atos Origin fully understand this and has designed and built a mobile information system that enables our staff to do their jobs better and, as a result, improves the customer experience."

A total of 81 handheld computers have been issued to station staff at Nottingham, Worcester Foregate Street, Worcester Shrub Hill, Birmingham New Street, Birmingham Snow Hill, Solihull and Walsall. Station staff at Nottingham have just completed their training and the pocket PCs are now in use. The other stations will follow over the next month.

"Access to reliable and accurate information on the move is becoming more and more important in today's business environment," said Tony Lacy, strategy director for Transport at Atos Origin. "Giving employees access to comprehensive information and resources away from the office, allows businesses to maximize efficiency and improve customer service."

As part of the project Atos Origin installed Wireless LANs to support the service at Nottingham and two Birmingham stations. GPRS technology is used at all other stations. GPRS is also available at Birmingham and Nottingham, so that the devices can also be used when away from the platforms, for example, if stations have to be evacuated.

™Mobile, the comprehensive mobile retailing solution, developed by Atos Origin.

About Central Trains
Central Trains is one of Britain's major train companies, operating an extensive network of services throughout the Midlands. Central provides fast and frequent local rail services and long distance services run from the Midlands to South Wales, the North West, East Anglia and the East Coast.

The services provided by Central Trains are an integral part of the Britain's rail services – connecting with 19 out of the current 25 train operators. Every day Central Trains delivers:

1,323 services
115,000 passenger journeys
and travels 60,000 miles

Last year Central Trains carried over 38 million passenger journeys, 2 million

more than the year before. In the West Midlands conurbation train services are operated under contract to the West Midlands Passenger Transport Executive, CENTRO .

For further information, please contact:
Caroline Crouch
Email: caroline.crouch@atosorigin.com

Atos  Origin

Atos Origin at CeBIT 2005

Frankfurt/Main, 7 March 2005 – Atos Worldline, an Atos Origin Company, will be participating in CeBIT'05, which takes place in Hanover from March 10th to 16th. The group will showcase its innovative solutions covering the entire electronic payment transaction process, its dedicated solutions around the Health Card, and also other products and solutions for the Banking and Finance market.

Hall 9, Booth E40
As partner of SUN Microsystems, Atos Worldline will showcase, in addition to its ePayment transaction solutions (Worldline Pay and Poseidon), its specialised solutions around the Health Card "Gesundheitskarte", including:

- Cards and applications management solutions for both the electronic Health Card and the identity card for health related professions
- Electronic Health Card insurant updating service
- Online insurant status and contribution payment check
- Solutions for national and international electronic payment transactions

Dedicated Banking and Finance Solutions in Hall 17, Booth A01.35
At this year's CeBIT, it will be the first time that all banking themes are consolidated in Hall 17. Intelligent solutions and innovative IT systems for complex markets will be presented at the know-how center "Banking & Finance". Atos Worldline will showcase its innovative and comprehensive solutions and products in the business area Systems Integration at a partner's Booth within the "Banking & Finance" area, including:

- **Solutions for POS Network Operators (Point of Sale)**, covering both a high level web-based management of master data for Poseidon users, the basis for innovative value added services for the merchants and a test and application monitoring tool, to reduce the implementation time for new system components and to deliver standardised reports regarding system availability for Service Level Agreements (SLA)
- **Solutions for Acquirer and Issuer**, including complete coverage of front and back office payment solutions, real-time fraud detection and prevention solution and the EMV Full Option solution for issuer
- **Solutions for Banks**, concerning web-enabled home banking services including portal solutions for group-wide information and service platforms and also Multi-Channel Banking solutions for corporate and private customers based on security mechanisms HBCI (Home Banking Computing Interface) and FinTS (Financial Transaction security)
- **Solutions for Merchants**, covering the efficient design of electronic payment transactions and card-based customer loyalty with payment functionality

"Banking and Finance" Area

"The Card as a Sales Tool" and "Acquiring New Customers with the Signature Card" are the guiding themes of the "Banking and Finance" area. Atos Worldline experts demonstrate the Group's capabilities in the following themes:

- On March 10th, 15.40-16.00, Forum B - Dr. Beate Schmitz (Business Consultant): "Europe is Shuffling the Cards – influences on the German debit payments market".
- On March 14th, 15.00-15.30, Forum C - Stefan Oetzel (Business Development): "Online Commerce – trust is crucial".

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's

annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

Atos Worldline is an Atos Origin company : a leading European provider in IT-related Business Process Outsourcing, dedicated to services and solutions covering the whole process of payment and information flows. With 2,500 staff in France, Germany, Austria and the United Kingdom, Atos Worldline generated an annual revenue of around €400 millions in 2003, through 3 core activities : Payment and Card Processing services - CRM services - and Multi Channel Contact (Internet and Voice services).

For any further questions or interview requests during the forum, please contact :

Anja Müller
Tel : +49 (0)69 66 57-14 01
Email : anja.mueller@atosorigin.com

Emilie Moreau
Tel : +33 (0)1 55 91 24 74
Email : emilie.moreau@atosorigin.com




Lewisham Council Chooses Atos Consulting For Collaborative Working Project

DWP-Funded Study Will Explore How Local Authorities Can Achieve Efficiencies in Line with Gershon Review Saving Targets

London, UK – 9 March 2005 – Atos Consulting, the global consulting practice of Atos Origin, today announced that it has been selected by the London Borough of Lewisham to identify models for Local Authority collaboration in the administration of Housing and Council Tax Benefits. The findings of the Atos Consulting research, which is funded by the Department for Work and Pensions (DWP) will be published in June 2005 on the DWP website.

As part of its Best Value review, which highlighted opportunities available from collaborative working, Lewisham identified several legal and strategic impediments to real collaborative working. Atos Consulting will explore these as well as investigating how shared infrastructure, systems development and collaborative working could create economies of scale. Atos Consulting will consider how greater collaboration could continue to improve local authority service delivery and suggest ways in which collaborative models could be applied to other services.

"We are really excited about working with Lewisham on this project to help them and other local authorities identify how collaborative working can help them achieve the efficiency targets set by the Gershon Review", said Kevin Simmons, Head of Government Financial Management Solutions, Atos Consulting. "The Gershon Review has national relevance and it is by driving initiatives at a local level that the best results will be achieved."

The project has received funding from the DWP along with a number of other local authority projects to develop products that will bring about improvements in the administration of housing and council tax benefits.

"We selected Atos Consulting because of our previous experience with them and their extensive experience in Shared Services. We believe they have the knowledge and expertise to help us overcome the obstacles to collaborative working and help us to meet the ambitious targets set out in the Gershon Review," said Mick Lear, Benefits Manager at Lewisham. "We look forward to reading the findings of the study and implementing the recommended actions."

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

For more information, please contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Sam Routley / Anna Mitchell
MS&L
+44 (0)20 7878 3137 / 3135
sam.routley@mslpr.co.uk / anna.mitchell@mslpr.co.uk




Atos Origin delivers major cost savings at Vitens

Vitens is the first company to go live with SAP mobile services

Utrecht, 10 March 2005 – After intensive collaboration with Atos Consulting and Atos Origin, Vitens - the Dutch largest water-mains company - is the first company in the Netherlands to go live with SAP mobile services. This enables Vitens to deal with customer requests faster and more efficiently and achieve major efficiency gains as a result of standardization of company processes and implementation of the SAP mobile solution.

Fast response time
In the past, when a customer called the Vitens call centre, the centre would notify the scheduling department, after which the service engineer would collect the work order and finally leave to execute the job. Now, this process is replaced by a GPRS-based mobile service. The engineer receives and processes service orders on a laptop in his or her service vehicle, which is equipped with a route planner and digital map of the pipes network. He or she then goes directly to the customer. This saves time, making it possible to visit more customers per day.
With the new system, the call centre can check on the automated work-schedule which engineer is available in the area and is able to inform the customer about the time of arrival of the engineer. Furthermore, the SAP CRM Mobile Field Service 4.0 system offers the possibility to track the status of each customer request.

Major cost savings
The number of administrative tasks is kept to a minimum, and the data the engineer enters in the system provides information that is analysed to improve financial, logistical and purchasing processes, resulting in major cost-savings across the company. Total investment in the new mobile IT infrastructure has a payback time of around 2.5 years, and cost savings of 32 million euros have already been achieved.

An extensive testing phase has shown that the wireless GPRS technology is working to Vitens' complete satisfaction. Moreover, customer satisfaction has also improved, and engineers are happy with the new method of working.

Jan Nelissen, Programme Manager at Vitens explained: "The quality of financial information has improved very quickly. We have greatly reduced running costs and replaced the old systems with a company-wide IT solution that is based on the best available on the market. This IT infrastructure is enabling us to achieve our goal of making it to the top and achieving the VEWIN* quality standards benchmark."

Jan Willem van Lummel, Project Manager at Atos Consulting concluded: "Implementation of new applications demands a great deal of creativity and perseverance, because you are likely to face all manner of unexpected issues. A successful conclusion of a project is only possible if the business relationship with the customer is right, as is the case with Vitens with whom we have a real partnership."

Vitens was formed from the merger of three companies in 2002 - Nuon Water, Waterbedrijf Gelderland and Overijssel Waterleidingmaatschappij. This triggered the introduction of SAP as an ERP application throughout the company. The consolidation of three different 'Enterprise Resource-Planning' systems into a single ERP application resulted in the following advantages: improved integration; quality; and reliability of company processes, at a lower cost.

* VEWIN is the Dutch association of water companies

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For more information, please contact:

Marianne Hewlett, Senior Vice President Global Marketing Communications
+31 30 299 2006
marianne.hewlett@atosorigin.com

José de Vries, PR Manager
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

EDF-Gaz de France's Information Technology and Telecommunications Division Outsources Key Office Automation Operations at Paris Branches to Atos Origin

Paris - March 10, 2005 – EDF-Gaz de France's Information Technology and Telecommunications Division has signed a new outsourcing agreement with Atos Origin to further streamline its office automation operations. The contract runs for three years and may be renewed for 12 months the two years thereafter.

For the last three years, Atos Origin has been managing workstations and servers at two of the French electric and gas utility's Paris branches. Now, EDF-Gaz de France is entrusting Atos Origin with the full office automation of its corporate functions, representing five Paris branches, 70 sites, 12,000 users and 110 servers.

The agreement includes a process for gradually integrating operations currently covered by eight different contracts. Ultimately, a 120-member Atos Origin team will manage the contract, which spans the entire chain of office automation services:

- User call centers
- Remote assistance and troubleshooting via a dedicated platform
- Administration of shared resources (server operation, infrastructure)
- Customer service management
- Local support and on-site servicing
- Equipment logistics
- Project services

"DIT chose Atos Origin because it has the resources to manage all the operations we want to outsource to a single provider. What's more, we've already seen the level of quality that Atos Origin offers," **says Gérard Lago, head of office automation operations for EDF in the Paris area.** "Aside from the formal customer/supplier relationship established by guaranteed results contracts, it's critical in services to forge partnerships so that each party can help improve the process."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Atos Origin Press Contact:
Anne de Beaumont - + 33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com



Atos Origin wins Syntec Informatique/France Telecom Innovation Awards

For the Cybelys Project deployed for Thalys International

Paris, March 11th 2005 – Atos Worldline, an Atos Origin Company, has won the Grand Jury Prize at the Innovation Awards organised by Syntec Informatique, for its mobile CRM project and the "no-paper" ticket, Ticketless, deployed for Thalys International.

On March 9th, 2005, the entire mobile CRM project deployed by Atos Worldline for Thalys International received the Grand Prix awarded by the Syntec Informatique - France Telecom Innovation Awards Jury.

In 2003, with a view to developing its loyalty scheme, Cybelys, Thalys International chose the technological and strategic expertise of Atos Worldline to deploy a programme of innovative services based on advanced concepts in terms of mobility.
Atos Worldline, the prime contractor for the solution, designed, developed and has been running since March 2003 the technical solution supporting this mobile CRM (Customer Relationship Management) solution. The entire solution is based on Atos Worldline's CRM service building blocks.

This programme integrates all of the existing CRM functions to offer a 360° vision of the client: website, interactive voice server (IVS), contact centre, tool for the analysis and management of multi-channel (e-mail, telephone, post, SMS) marketing campaigns.

One of its particular features is the "PDA" component deployed to respond to Thalys International's distribution needs. Atos Origin has supplemented the programme with the implementation, since September 2004, of Ticketless, the "no-paper" ticket service. This new application is based on technologies specific to CRM applications using PDA/GPRS and to fraud prevention.
The PDA, a professional information support used by Train Managers on board Thalys trains, is used to identify customers. Via the transmission of information, it makes it possible, in particular, to validate tickets and/or ticketless reservations and to check printed tickets.

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

Atos Worldline is an Atos Origin company : a leading European provider in IT-related Business Process Outsourcing, dedicated to services and solutions covering the whole process of payment and information flows. With 2,500 staff in France, Germany, Austria and the United Kingdom, Atos Worldline generated an annual revenue of around €400 millions in 2003, through 3 core activities : Payment and Card Processing services - CRM services - and Multi

Channel Contact (Internet and Voice services).

Press Contact :
Emilie Moreau
Tel : +33 1 55 91 24 74
Email : emilie.moreau@atosorigin.com

ATOS ORIGIN SELECTED AS RENAULT'S PREFERRED APPLICATIONS MANAGEMENT PARTNER

FIND OUT

Atos Origin Automotive

Application Manageme Origin

Paris, March 11th 2005 – Atos Origin, a leading international IT services provider, has signed an applications management contract with Renault to develop and maintain the French carmaker's applications worldwide and thus becomes its preferred applications management partner. The five-year contract is worth €300 million.

Atos Origin has won a five-year, €300-million applications management contract from Renault. The contract, which covers the development and maintenance of application assets, is a strategic component of the French carmaker's growth and globalization strategies.

Under the contract, Atos Origin will be Renault's lead partner in developing and maintaining applications worldwide, with responsibility for:

- Maintaining more than 2,000 applications related to design, development, manufacturing, sales and marketing, and after-sales services.
- Upgrading legacy applications and developing new functionality.
- Building new applications.

Renault selected Atos Origin for its industry expertise, global sourcing capabilities in a CMMI-certified environment and ability to support the company wherever it operates. Contract performance will be undertaken by Atos Origin resources based mainly in service centers in France, Spain, Brazil and India.

This preferred partnership will enable Renault to reduce significantly its development and maintenance costs by revamping processes and optimizing relations with IT suppliers and service providers.

"We are extremely proud to be able to support Renault in its strategic development. Renault will be able to capitalize on Atos Origin's international reach, our ability to deploy large-scale projects and our industrial development and maintenance process to meet its objectives for improving quality and reducing costs," said Bernard Bourigeaud, Chief Executive Officer of Atos Origin.

About Renault
Renault is an international automaker that has acquired a global reach through its Alliance with Nissan and acquisitions of Romanian car manufacturer, Dacia, and South Korea's Samsung Motors. Renault pursues a strategy of profitable and responsible growth with its innovative, quality range of vehicles and services. For nearly 50 years, Renault has made safety a pillar of its strategy. Today it boasts the safest line-up in Europe – it has seven cars with five stars in Euro NCAP crash tests. Worldwide, Renault employs 132,000 people. It sold 2,490,000 vehicles in 2004, recording revenues of €40.7 billion and a net income of €3.5 billion.

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in 50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger,

Shell, Standard Chartered Bank,Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

Renault Press Contact
Clément Peltier +33 (0)1 76 84 57 10
clement.peltier@renault.com

Atos Origin Press Contact
Marie-Tatiana Collombert +33 (0)1 55 91 26 33
marie-tatiana.collombert@atosorigin.com



The Personal Medical Record Formation of a consortium SANTEOS Between Atos Origin, UNI-MEDECINE and HP France

SANTEOS to address MEDEC on March 18th, 2005, as part of the conference entitled "How to build trust in France's planned Personal Medical Record"

Paris, March 14, 2005 – In order to meet the challenges posed by France's planned Personal Medical Record (Dossier Médical Personnel), Atos Origin, UNI-MEDECINE and HP France have joined forces to form a new consortium. The purpose of this consortium, christened SANTEOS, is to help Healthcare professionals implement this major reform spearheaded by the French government.

Because the Personal Medical Record is a major new development for France's Healthcare sector, three leading players in the field have decided to pool their expertise and dynamism to form a new consortium at the initiative of Atos Origin:

- Atos Origin, one of the leading international players in IT services with over 20 years of experience in managing major public sector and Healthcare projects, is one of the leading providers of IT hosting in France.

- UNI-MEDECINE, which specialises in designing and producing electronic communication tools for the Healthcare sector, is France's leading provider of Internet applications dedicated to communicating and sharing health data.

- Hewlett Packard France (HP France), a world-class enterprise with technological solutions aimed at corporations, consumers and local authorities, has for many years been a leading provider of Healthcare solutions.

- SANTEOS also comprises a number of other partners who will contribute their own skills and expertise to turn the consortium a multidisciplinary force with all the key expertise needed for ensuring the project is a success: organisation, change management, communication, technological know-how and unquestionable expertise of the Healthcare field and environment.

The commitment of these partners is founded on their common vision of the major changes afoot in the Healthcare sector in France and in Europe as a whole and on their long track record of working on major projects for the French authorities.

The aim of SANTEOS will be to assist Healthcare professionals by securing the full co-operation of all the players involved, a vital factor, and ensuring the success of this key step towards a new Healthcare system in France, a genuine vector of social progress.
SANTEOS will be present at MEDEC (the IT and Healthcare new technologies forum) on Friday, March 18, 2005, during the conference entitled "How to build trust in France's planned Personal Medical Record", from 2:30pm to 4pm. MEDEC will be held at Paris's Palais des Congrès, at Porte maillot, from March 15 to 18, 2005.

About Atos Origin
Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 45,000 people in

50 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and its clients include ABN AMRO, Akzo Nobel, Alstom, BNP Paribas, Ericsson, EDF, Euronext, Fiat, France Telecom, ING, KPN, Philips, Renault, Royal Bank of Scotland, Saudi Aramco, Schlumberger, Shell, Standard Chartered Bank, Telecom Italia, UK Department for Work and Pensions, Unilever, Vivendi Universal and Vodafone.

Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, AtosEuronext, Atos Worldline, Atos Consulting.

About HP
HP, a world-class enterprise, offers technological solutions aimed at corporations, consumers and local authorities. Its products range from IT systems infrastructure to IT services, office automation equipment for both the business and consumer markets, digital imaging and printing solutions. HP's global sales for the year to October 31, 2004 amounted to 79.9 billion US dollars. For more information on HP (NYSE, Nasdaq: HPQ), visit www.hp.com

About UNI-MEDECINE
UNI-MEDECINE, a young French innovation company founded in 1998, focuses on designing high value added information systems for all fields of Public Health. It has earned wide-ranging recognition for its expertise by making a strong contribution to the shift of Healthcare IT applications towards Internet technologies. Its areas of expertise include computerising Healthcare networks and enabling the deployment of shared medical files, a field in which it is the main player in France, providing interoperability between information systems (town – hospital), creating Healthcare communication platforms and Healthcare telephony systems.
www.uni-medecine.com

Press contact:

Atos Origin
Emilie Moreau
Tél : +33 (0)1 55 91 24 74
Email: emilie.moreau@atosorigin.com

UNI-MEDECINE
Géraud d'Argenlieu
Tel : +33 (6) 84 64 62 84
Email: gerard.dargenlieu@uni-medicine.fr

HP
Alain Roche
HP France
Tel : +33.6.72.99.15.66
Email: alain.roche@hp.com

Olivier Muller
Porter Novelli pour HP France
Tel : +33 1 44 94 97 95
Email: olivier.muller@porternovelli.fr

Department for Work & Pensions Renews BPO Contract with Atos Origin

Enabling faster and better informed decisions

London, 16 March 2005 - Atos Origin, the leading European IT services company, today announced that it has won its largest ever UK contract. The contract is with the Department for Work and Pensions (DWP) and is worth more than £500 million (€750 million) over seven years. Under the contract, which renews a contract first awarded in 1998, Atos Origin will deliver medical advice and assessment services that will provide the DWP with the information it needs to make fast, well informed, decisions.

The contract can be extended by a maximum of five years under two separate extension clauses: the first for three years, and the second for two years. These take the potential total contract value to in excess of £850m (€1.2 billion) over 12 years. Under the contract, Atos Origin will manage the provision of medical advice and assessments on behalf of the DWP for Incapacity Benefit, Disability Living Allowance, Industrial Injuries Disablement Benefits, and other benefits. In addition, services will also be provided to the Ministry of Defence Veterans Agency.

"This contract renewal with the DWP confirms Atos Origin's position both as a leader in Business Process Outsourcing (BPO) services, and as the leader in medical services BPO in the UK," said Xavier Flinois, the member of the Atos Origin management board responsible for the UK, the Americas, and Asia Pacific. "In delivering this contract, we will draw upon the experience and expertise of our medical, business consulting, systems integration, and managed operations teams. Together they will identify and implement best practice processes and technology solutions that will improve the quality of service that we provide to the DWP."

Over the course of the contract through technology and process transformation, Atos Origin will reduce further the end-to-end processing times, and extend the scope and deployment of its Evidence-Based Medicine programme. The innovations will cover the further development of medical protocols using the latest clinical research and the best practice of clinical governance. They will also include upgrades to the IT infrastructure and enhancements to the Logic-integrated Medical Assessments solution that supports doctors during the assessment process and produces an electronic report.

Atos Origin will also continue to focus on the recruitment, training, and career development of its medical staff to ensure that it retains and attracts medical professionals with the qualifications, experience, and skills needed to carry out such assessments.

Other initiatives within the contract include the introduction of an electronic business-to-business referral system that will replace the existing paper-based system. Further, Atos Origin will extend the telephone booking system, so that customers may choose the time and location of their medical assessment over the telephone.

Atos Origin has established a major presence as a provider of managed medical services and occupational health. Atos Origin provides occupational health services to nearly half a million employees in the UK public sector.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology

Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

For more information contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

ATOS ORIGIN FULL YEAR RESULTS FOR 2004

STRONG FINANCIAL PERFORMANCE IN A YEAR OF MERGER

PARIS – March 16th, 2005 – Atos Origin, a leading international information technology services provider, today announced audited results for the year ended December 31st, 2004. These are the first full annual results to be published since the acquisition of Sema Group from Schlumberger on January 1st, 2004.

Group revenues were ahead of expectations, at EUR 5,302 million, an increase of 75% compared with 2003, prior to the acquisition of Sema Group. That represents an organic increase of just under 1% compared with the pro forma revenues of the combined Group for the same period in 2003, on a constant scope and exchange rate basis. The operating profit was EUR 385 million, yielding an operating margin of 7.3% (2003 – 5.9% on a pro forma basis). Net income before goodwill amortization and non-recurring items (net of tax) was EUR 231 million, giving diluted earnings per share of EUR 3.43 compared with 3.24 in 2003, an accretion of 6%. The opening net debt of EUR 698 million immediately following the acquisition of Sema Group fell to EUR 491 million at December 31st, 2004.

In EUR millions	2004	2003	%Change
Revenue	5,302	3,035	+75%
Income from operations	385	248	+55%
Operating margin	7.3%	8.2%	
Net income before non recurring items and goodwill amortization (c)	231	153	+51%
Net income (loss) – Group Share	11	(169)	
Basic EPS (a)	0.16	(3.72)	
Diluted EPS before non recurring items and goodwill amortization (b) (c)	3.43	3.24	+6%
Net debt to equity ratio	32%	46%	
Employees (at December 31st)	46,584	26,473	

(a) In euros, based on a weighted average number of shares
(b) In euros, based on a diluted weighted average number of shares
(c) Net of tax

Extract from the Chief Executive's review of 2004

Introduction

During the second half of 2004, there was clear evidence that the global IT services market is growing once again. Within Europe particularly we have seen this in our expanding order pipeline and in the plans and expectations of our clients. In the third and fourth quarters of 2004 the Group reported a return to organic growth for the first time in more than three years and this is encouraging, both for our staff and for shareholders.

The Integration of Sema Group

During 2004 we put into action our plans to manage the newly expanded

business. We established a commercial go-to-market strategy focussed on 100 key clients, from whom we currently derive more than 65% of Group revenues and with whom I believe there is potential to do very much more business in future. We have refocused our service line operations, launching our consulting activities worldwide under the Atos Consulting brand and bringing together the card payment and internet processing businesses in a single organisation – Atos Worldline – which has good growth potential for the future. Internally, we have created Global Consulting and Systems Integration and Global Managed Services organisations to ensure better control and coordination by business line and to focus the future development of our service offerings. In each of our service lines - Consulting, Systems Integration and Managed Operations - we have carried out an extensive review of our sales offerings and we are intent on driving the business towards specialized high-end solution offerings areas and away from the commoditized end of the market.

The successful reorganisation of our go-to-market strategy began delivering results in the second half of 2004, during which we signed a steady and significant stream of new orders, including the largest outsourcing contract ever won by the Group - taking over a substantial part of the IT infrastructure of KarstadtQuelle. That contract will be worth at least EUR 1.2 billion over the next 8 years, probably more. Other significant orders were signed with Rhodia, Schenker, the UK Immigration Service, LCH-Clearnet and last week with Renault. We also very successfully ran the IT operations for the Athens Olympics Games and are currently preparing for the winter Olympics in Turin next year and the summer Games in Beijing in 2008.

The integration of Sema Group is effectively complete. We have still to finalise a number of business disposals and to consolidate some data centre capacity, but decisions in these areas have been taken and action is in the hands of capable operational management.

Trading in 2004

The financial targets we communicated to the market at the beginning of the year proved to be very accurate. Group revenue amounted to EUR 5,302 million, which was slightly higher than in the previous financial year on a constant scope and exchange rate basis. The operating profit was EUR 385 million, representing a margin of 7.3%, compared with 5.9% for the combined group on a pro forma basis in 2003. That was in line with our stated target of achieving a margin of at least 7% and was largely due to a substantial restructuring of the combined business last year, which will result in a further improvement in profitability in 2005. This positions the group to take full advantage of the new market cycle.

From a cash point of view, net debt was reduced from EUR 698 million just after the acquisition of Sema Group, to EUR 491 at December 31st, 2004. This was in spite of incurring restructuring payments of EUR 157 million during the year and includes nearly EUR 260 million of cash flow from current operations.

Following the acquisition of Sema Group, we stated that the Group intends to dispose of low margin and/or non-core businesses with annual revenues of up to EUR 500 million. During 2004, we disposed of five businesses with annual revenues of around EUR 200 million, for a cash consideration of EUR 167 million. That included the substantial and capital-intensive Cellnet operation in the US, which was generating annual revenues of approximately EUR 150 million. There are further actions to be taken and we have already completed the sale of PA-konsult in Sweden early this year.

Based on a weighted average of 67,473,784 shares in the period (diluted basis), earnings per share before amortization of goodwill and non-recurring items, net of tax, were EUR 3.43. That represents an accretion of 6% compared with 2003 on a statutory basis and is in line with the commitment made at the shareholders' meeting held on January 22nd, 2004.

Trading Outlook for 2005

In 2005 the Group will continue to focus on achieving organic growth, as we did in 2004, ensuring that we execute properly on large contracts and provide our clients with the highest levels of service. We have also to complete the program of business disposals on which we embarked last year.

Based on a clear recovery in the market, on the steady flow of new orders announced since the beginning of the second half of 2004 and an increase in

our pipeline of order opportunities, the Group expects to be able to achieve organic revenue growth of at least 5% in 2005 on a constant scope and exchange rate basis. In terms of profitability, the action plan undertaken in 2004 will continue to drive the Group's operating margin upward, and we expect the operating profit margin for 2005 to be in the range 7.5 – 8.0%.

Given the improved level of profitability and a reduction in the cash cost of restructuring, the Group expects net debt to fall to EUR 350 million by the end of 2005, excluding any further proceeds from business disposals.

The Olympics

The successful delivery of services at the Athens Olympics Games in 2004 and our on-going contracts covering the Turin Winter Olympics (2006) and Beijing Games (2008) are a powerful demonstration of the Group's brand and international visibility. We hosted many of our clients in Athens last year, to show them how Atos Origin manages large-scale and time-critical integration projects securely and effectively. This has already resulted in more business for the Group. Above all, it generated an enormous sense of purpose and achievement for the 3,000 staff directly involved in the Games and it has produced strong motivation and pride throughout the Group. We are inspired by the Olympic spirit and delighted about our long-term relationship with the Olympic movement.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 *people in 40 countries. Atos Origin is the Worldwide Information Technology* Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Contact for Press:
Marie-Tatiana Collombert
Tel: +33 (0) 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Contact for Investors:
John White
Tel: +33 (0) 1 55 91 26 32
john.white@atosorigin.com

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Atos Origin Extends its Technology Partnership Contract with the International Olympic Committee for the Vancouver 2010 Olympic Winter Games and 2012 Olympic Games

The largest sports related Information Technology contract ever awarded

Paris, 16th March 2005 – Atos Origin, the Worldwide Information Technology (IT) Partner of the International Olympic Committee, today announced that it has reached an agreement with the International Olympic Committee (IOC) as the technology systems integrator for the 2010 Olympic Winter Games in Vancouver, Canada, and the 2012 Olympic Games to be announced on July 6th 2005. Atos Origin will therefore remain the Worldwide IT Partner until 2012.

This agreement represents the extension of the largest sports related information technology contract ever awarded. Further to the completion of the Salt Lake City 2002 Olympic Winter Games, operated by SchlumbergerSema, and the ATHENS 2004 Games, and the preparation of the Torino 2006 and Beijing 2008 Games, Atos Origin will be the technology systems integrator for the 2010 Olympic Winter Games in Vancouver and the 2012 Olympic Games to be announced on July 6th 2005.

As the Worldwide IT Partner for the Olympic Games, Atos Origin will be responsible for developing, running and securing key information systems for the Games, including:

- Core games management for accreditation, staff information, workforce management , medical services, sport entries and athletes qualification,
- Info diffusion for the collection of all events data and diffusion on the Intranet, Internet, to the world press agencies and commentators
- Operations management for the management of pre-Games central operations, management of the Technology Operations Centre, coordination of the venues and help desk services,
- Security of the Games IT infrastructure.

As the technology systems integrator, Atos Origin will integrate its own proprietary applications with best of breed software and hardware from members of the IT technology consortium; maximize the legacy IT systems to deliver solutions that minimize operational costs and investment; transfer knowledge from Games to Games with an extensive re-use, knowledge capture and disciplines IT systems integration practices.

Atos Origin played a key role in the technology success of the ATHENS 2004 Games demonstrating its tier-one capabilities in delivering, integrating and securely managing a mission critical IT infrastructure. Working with the same core teams of specialists and building on proven technology to deliver cost effective solutions, Atos Origin has continuously contributed to the success of other major events including the All Africa Games, Nigeria in 2003; 2002 UN World Summit On Sustainable Growth and 2003 FINA Swimming World Championships.

One year out from the Winter Games, Atos Origin is working towards a flawless completion of all the IT systems and operations. Besides the preparation for delivering the IT for the 2008 Olympic Games in Beijing is in full speed with an onsite team of 20 IT experts.

"We are extremely pleased to have expanded our partnership with Atos Origin as the Worldwide IT Partner for two more Games. Today the role and use of Information Technology is vital for the staging of the Games. Atos Origin had a crucial player in the success of the delivery of the ATHENS 2004 Olympic

Games. We are confident that, in the future, Atos Origin will deliver an outstanding job for the Torino 2006, Beijing 2008, Vancouver 2010 and the 2012 Olympic Games" declared Jacques Rogge, President of the International Olympic Committee.

"We are very proud to be part of the Olympic Movement and look forward to continuing our association with the International Olympic Committee. We consider this long-term partnership as a unique opportunity to showcase our skills and experience in the management of large scale, complex projects. This highly visible project will contribute to enhance the image of Atos Origin to a worldwide audience of existing and future staff, clients and shareholders", said Bernard Bourigeaud, Chairman of the Management Board and Chief Executive Officer, Atos Origin.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Press contact
Marie-Tatiana Collombert
Tel: +33 (0) 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com



Atos Origin takes over application development and support for Deutsche BP

Deutsche BP is transferring support and service for a large part of its application landscape to Atos Origin, thus bundling strength for its core business / Transfer to take place on April 1st 2005 / Atos Origin establishes a Competence Center Oil in Essen

Stuttgart/Bochum, March 17th, 2005 - Atos Origin, one of the leading international IT services provider, is taking over the development and support for software applications at Deutsche BP, the No. 1 on the German oil market. From April 1st 2005, Atos Origin will be responsible for support and maintenance services for the oil group's corporate and business applications in Germany.

With this transfer to Atos Origin, Deutsche BP is outsourcing their non-core IT-activities. In future, Atos Origin will manage the base support (especially maintenance and version updates) of BP´s applications in Germany. This includes all SAP applications as well as those specific to petrol stations.

"With the global competence and presence of Atos Origin, we are securing for Deutsche BP the optimum coordination of availability, performance and functionality of applications for the oil group's needs", said Gerhard Fercho, Managing Director and Chief Operations Officer of Atos Origin Germany Central Europe. "We are very pleased to integrate more than 50 highly qualified IT employees into our "Competence Center Oil" at Essen. With this partnership Atos Origin has reached an important milestone both as outsourcing-company and as competent IT partner within the energy sector."

By establishing an Competence Center Oil in Essen, Atos Origin will optimally meet the requirements of customers and interested parties from the oil area in future. Atos Origin specialists will advise companies on designing processes and automated flows developed specially for this industry. They support companies in system integration, develop individual solutions and assume the management of applications, business processes right up to the outsourcing of information technology.

With industry-specific solutions and services which include supply chain management, customer relationship management, document management, equipment monitoring, loyalty and fleet card processing and management and specific bespoke applications in such areas as gas pipeline supervision and monitoring, Atos Origin covers all key aspects of the value chain. From exploration and production, through supply and refining, to the final retailing of products to end consumers, Atos Origin is the competent IT partner for the oil and gas industry.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Media Contacts:

Atos Origin (Germany)
Nicola Popoff
Tel: +49 (0)7 11/73 77-3 11

Email nicola.popoff@atosorigin.com

Atos Origin implements its publishing Content Management System for Grupo Correo Gallego

Madrid, March 21st, 2005 - Atos Origin, a leading international IT services company, has implemented its D&M PRESS content management system for the Grupo Correo Gallego, one of the main publishing groups in Spain.

This system, based on successive production stages (writing, control, workshop and phototypesetting), facilitates rigorous production control, prevents unwanted manipulation of news items, and also generates instant reports on every process and page.

The system is supported by a database that creates XML files and is suitable for all postproduction tasks. It is compatible with other production systems and incorporates various management and editing tools that are particularly optimised to allow quick, controlled, secure and intensively visual publishing.

The content management system has an editing-production interface with a multifunctional tool that provides detailed views of the entire newspaper production process: it offers an almost real-time preview of pages as they are being developed as well as information on the various production stages (writing, correction, finalization and phototypesetting), users and the status of articles, pictures and advertisements. This allows thorough control of production, even providing a warning if any elements are missing from pages prior to the imposition and phototypesetting processes. Acting as a central point around which the other tools rotate, the interface enables pages to be created quickly and easily by directly accessing design templates repository, thus providing greater editorial freedom. As design templates tool is used Adobe InDesign.

The text editor is based on standards (Adobe InCopy) and has been enhanced with various pluggins adapted to the work of editorial staff, who can view their work at all times while keeping a full range of options available. Every editor can look at and work on information in article, galley or layout mode, while still viewing all the graphical elements of the piece. D&M PRESS facilitates teamwork among editors as it allows several people to have simultaneous access to the same page in real-time.

The agency news collection module (G-News) offers multiple news editing possibilities, complex searches, grouping by agencies or sections and the creation of files to store specific selections.

A digital editing module called ProtoWeb enables all the information to be uploaded to Grupo Correo Gallego's newspaper websites (El Correo Gallego and Galicia Hoxe).

Commenting on the new system, Xavier Cea, assistant director of Grupo Correo Gallego, said "The Atos Origin D&M Press solution means a technological evolution that provides new capacities. D&M PRESS provides total control of the workflow and elements such as text, pictures and advertisements during the newspaper production process, minimising the risk of errors and optimising the work of the editorial staff".

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos

Consulting.

For more information, please contact:

Atos Origin

Antonio Ferreiro
Tel. +34 91 440 88 00
email. antonio.ferreiro@atosorigin.com

Anne-Marie Capilla
Tel: + 33 1 55 91 20 52
email. anne-marie.capilla@atosorigin.com

ENDESA AGREES TO SELL ITS 85 % STAKE IN MUNDIVíA TO ATOS ORIGIN

Madrid, 28th March 2005 - Atos Origin, a leading international information technology services provider, today announced that Endesa has reached an agreement to sell its 85 % stake in Mundivía to Atos Origin. The remaining 15 % will continue to be owned by Sodercan, which has confirmed its commitment to developing the company.

The acquisition of Mundivía will enable Atos Origin to strengthen its presence in the energy sector and continue to build up a business relationship with the industry leaders of the Spanish Economy.

For Endesa this sale is part of the restructuring of its non-strategic assets. It will invest the funds in its core business of energy generation and distribution. This agreement consolidates the relationship between both companies.

Mundivía was set up in 1996 by Electra de Viesgo, Banco Santander and Sodercan. In 1999, after a restructuring of its ownership, the company came to be controlled 85% by Endesa and 15% by Sodercan, a company owned by the regional Cantabrian Government, Caja Cantabria (a savings bank) and The Cantabrian Chamber of Commerce.

The company, with more than 200 employees and headquarters in Santander, carries out an important activity in systems integration (specially in web environment) and outsourcing for clients in the energy and telecommunications sectors.

Atos Origin Iberia is responsible for the company activities in Spain, Portugal and Andorra, and employs 4,700 staff.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Contact press:
Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33,
marie-tatiana.collombert@atosorigin.com
Antonio Ferreiro, Te:l +34 91 440 88 00,
antonio.ferreiro@atosorigin.com

Contact for Investors:
John White, Tel: +33 (0) 1 55 91 26 32,
john.white@atosorigin.com

Atos Origin 

Atos Origin to Implement SinoPec Sichuan WeiNylon Factory ERP Project

BEIJING, March 2005 - International consulting and IT services company, Atos Origin will be implementing an ERP system for SinoPec Sichuan WeiNylon factory (Chuanwei) in China.

At the project's kick-off meeting, Chuanwei General Manager, Mr. Liu Jia Rong emphasized this new project marks further progress and improvement in Chuanwei's enterprise management reform and further realization of a flat management structure. The use of SAP system will allow better integration of enterprise application management, increased enterprise management responsiveness, and improved business flow and new ways of working and management.

The new ERP project kick-off demonstrates the management's conviction and determination to fully utilize ERP system to institute a more scientific and formalized management process and to apply best practice to re-engineer and standardize the company's business process. In addition, the new ERP system will be able to provide the management with clearer and more complete real time information for decision making. The new ERP system will also be able to provide information transparency, increasing operational efficiency, and help to realize the modernization of Chuanwei's management concept and thereby raising the standards of management capabilities.

Atos Origin was selected as Chuanwei's SAP project partner over several other vendors because: 1) during the SAP consulting stage, Atos Origin China was able to fully understand Chuanwei's requirements and provide a complete solution to address the short term and long term needs to achieve Chuanwei's business objectives; 2) Atos Origin demonstrated in-depth knowledge in the petrochemical industry, outstanding capabilities in providing a complete solution, as well as demonstrating strengths in project management and systems integration.

Chuanwei ERP project implementation will be divided into two stages: 1) design and implement SAP inventory management, production planning, sales and distribution management, financial modules; 2) design and implement SAP project management, asset management and quality management modules.

Meanwhile, Atos Origin will implement the concept of "management cockpit", to assist and improve the management decision process and capability based on information provided by the new ERP system.

About Chuanwei
Chuanwei is a subsidiary of SinoPec Group. It is the only large corporation in China that makes chemistry fiber products primarily from natural gas. The product manufacturing model is category of typical *process manufacturing industry, continuous non-interruptive production*. The revenue of the factory is about 1.2B RMB per year and it employs more than 3,800 employees.

About Atos Origin
Atos Origin is an international consulting and information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games.

In Asia Pacific, Atos Origin has over 2,000 employees in 12 locations servicing clients in Finance; Process Industries; Telecom, Utilities &

Media; Discrete Manufacturing and Public Sector.

For more information, please contact:
Vivien Goh
Atos Origin Asia Pacific
Tel : 65-6832 2617
vivien.goh@atosorigin.com



ATOS ORIGIN COMPLETES FIRST ROUND OF LIVE TESTING FOR THE TORINO 2006 OLYMPIC WINTER GAMES

Paris, March 29th, 2005 - Atos Origin, the Worldwide Information Technology (IT) Partner for the Olympic Games, today announced the successful completion of 10 weeks of live testing of the IT infrastructure in sub-zero temperatures, for the Torino 2006 Olympic Winter Games (February 10th- 26th, 2006).

Held during 13 winter sport competitions (including World and European championships) that took place at the competition venues for the Torino 2006 Olympic Winter Games, the process tested the Games Management Systems, Information Diffusion Systems (Info 2006 and Commentator Information System), and the supporting IT infrastructure.

The live tests, part of Atos Origin global IT testing program initiated two and a half years before the Games, are designed to examine not only the robustness of the IT infrastructure but also the communications between the nearly 700 Atos Origin, the Organising Committee for the XX Olympic Winter Games (TOROC), technology partners and volunteer teams. Outside of the live Sport Events, Atos Origin also tested how the IT team handles various simulated crisis situations, such as a power outage or network failure.

"The live testing phase is crucial for Atos Origin. We really need to know how the IT systems and the team operate under pressure at real events. We have to contend with delayed events due to adverse weather conditions, the operation of electronic systems in sub-zero temperatures on snowy mountains and the deployment of a huge IT infrastructure in a difficult environment, with technology both at the start and the bottom of ski slopes, and ski jumps, to be able to meet the response times for our sport and press Customers" commented Claude Philipps, Atos Origin Torino 2006 Olympic Winter Games Program Director.

The 13 competitions that live testing took place at successfully were the biathlon, nordic combined, ski jumping, figure skating, bobsleigh, luge, skeleton, alpine skiing, cross country skiing, snowboard, freestyle, short track and curling. Ice hockey and speed skating results systems will be tested live later this year.

The Atos Origin contract with the International Olympic Committee (IOC) is the largest sports related IT contract covering four Olympic Games over eight years: Salt Lake City in 2002, operated as SchlumbergerSema, Athens in 2004, Torino in 2006 and Beijing in 2008, with an extension for the Vancouver 2010 Olympic Winter Games and 2012 Olympic Games. Atos Origin has primary responsibility for Information Technology, which is related to IT consulting, systems integration, operations management, information security and software applications development for the Olympic Games. For the Torino 2006 Olympic Winter Games, Atos Origin, as the lead systems integrator, is managing a consortium of more than 10 technology partners and suppliers.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos

Consulting.

For more information, please contact:

Emilie Moreau	Marie-Tatiana Collombert
Tel: +33 1 55 91 24 74	Tel: +33 1 55 91 26 33
emilie.moreau@atosorigin.com	marie-tatiana.collombert@atosorigin.com



Akzo Nobel Car Refinishes intends to outsource ICT infrastructure and support to Atos Origin

Sassenheim (Netherlands), 30 March 2005 - Akzo Nobel has signed a letter of intent with Atos Origin to outsource its global ICT infrastructure. After a feasibility study, Akzo Nobel Car Refinishes has come to the conclusion that outsourcing ICT infrastructure and support to Atos Origin is a viable option. The two parties will now enter into a process to come to a final agreement.

"ICT is an important enabler of our business," says Rinus Rooseboom, General Manager Akzo Nobel Car Refinishes, "and we concluded that a 3rd party can offer a better quality/cost ratio."
The scope of the outsourcing would be ICT infrastructure, data centre, helpdesk and application management and support.

Atos Origin is the first choice because it is a healthy and growing company specializing in ICT, with current ties to Akzo Nobel. Atos Origin is a worldwide, best in class solution provider with the vision and ability to deliver.

"This agreement further strengthens our relationship with Akzo Nobel and confirms our position in ICT outsourcing. For this contract we built on the extensive experience of our consulting, systems integration, and managed operation teams. We will leverage our best practices in processes and technologies to deliver the best quality to Akzo Nobel.", says Wilbert Kieboom, Member of the Management Board and CEO of Northern Europe Atos Origin.

In those countries where this is a requirement, works councils have been asked to advise on this intention. When the advice is positive and a final agreement is reached, the transfer is expected to be 1 July 2005.

The outsource contract will involve about 70 people in total, in Sassenheim, The Netherlands, Norcross and Pontiac, USA and Singapore. There are also small clusters in Germany, Spain and some other countries.

About Akzo Nobel Car Refinishes
Akzo Nobel, based in the Netherlands, serves customers throughout the world with healthcare products, coatings and chemicals. Consolidated sales for 2004 totaled EUR 12.7 billion. The Company currently employs some 61,500 people in more than 80 countries. The financial results for the first quarter will be published on April 19, 2005.
Akzo Nobel Car Refinishes supplies paint, services and software for car repair, commercial vehicle and automotive markets. The main brands include Sikkens® and Lesonal® in car repair, and Sikkens Autocoat® BT in commercial vehicles. Automotive plastic interior and exterior components customers are also served under Akzo Nobel Car Refinishes.

Internet: www.carrefinishes.com
www.sikkenscr.com

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin,

AtosEuronext, Atos Worldline and Atos Consulting.

Press contacts:

Akzo Nobel
John Burger
Tel. +31 71 308 3200
John.burger@akzonobel.com

Atos Origin
Marianne Hewlett
Tel. + 31 30 299 2006
marianne.hewlett@atosorigin.com

José de Vries
Tel. + 33 1 55 91 24 53
Jose.devries@atosorigin.com

Atos Origin launches a new ERP packaged solution for Belgian SMEs in the chemical industry

Zaventem (Belgium), 31 March 2005 - Atos Origin, a leading international IT services company, today announced the launch of QuicK'EM™, a new solution for Belgian SMEs in the chemical industry. QuicK'EM (Quality, Intelligence and Competitive Chemical Solution) is a mySAP All-in-One solution that cuts implementation time to three or four months and greatly reduces transition costs.

Atos Origin has developed the QuicK'EM solution - a pre-configured mySAP enterprise resource plan (ERP) industry solution- to meet the specific business needs of small and medium-sized companies in the chemical industry. Based on SAP's best practice for chemicals, the solution can automate and simplify procedures, but also takes into account current Belgian legal and financial regulations.

Giving SMEs a competitive edge, QuicK'EM provides a complete, reliable and flexible solution to improve internal processes, reporting, internal traceability, supply chain management and customer relations. The application consists of a pre-configured system, as well as a methodology and documentation.

"We have put a team in place that understands the specific needs of each customer and works full time on QuicK'EM", explains Ronny De Goedt, Sales Director at Atos Origin Belgium. "The solution is tailored to the customer and can be implemented and tested in a record timespan of three to four months. The reduction in implementation time is crucial because a company needs to be operational as soon as possible with a smooth transition period. This consequently contributes to considerable cost reductions".

Atos Origin Belgium has an extensive track record in the chemical industry, with customers that include Huntsman, UCB and Solvay. The QuicK'EM solution is a natural extension of its offering adapted to the size of SMEs. In addition, the solution is compatible with other services in Atos Origin's portfolio such as System Hosting, Application Management Support and Business Process and Re-engineering Consulting.

QuicK'EM is a trademark of Atos Origin

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Press contact:
Christelle Colin
Tel: + 32 2 712 26 04
christelle.colin@atosorigin.com